        As filed with the Securities and Exchange Commission on October 7, 1996
                                                          Registration No. 333-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                    / /  Pre-Effective Amendment No. ________
                    / /  Post-Effective Amendment No. ________
                        (Check appropriate box or boxes)

                                NASL SERIES TRUST
               (Exact Name of Registrant as Specified in Charter)

                                 (617) 266-6008
                        (Area Code and Telephone Number)

                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                    (Address of Principal Executive Offices)

                     Name and Address of Agent for Service:

                            James D. Gallagher, Esq.
                                NASL Series Trust
                              116 Huntington Avenue
                           Boston, Massachusetts 02116

                                   Copies to:
Sarah E. Cogan, Esq.                          J. Sumner Jones, Esq.
Simpson Thacher & Bartlett                    Jones & Blouch L.L.P.
425 Lexington Avenue                          Suite 405 West
New York, New York  10017                     1025 Thomas Jefferson Street, N.W.
                                              Washington, D.C. 20007

         Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

         It is proposed that this filing will become effective on November 6, 1996 pursuant to Rule 488.

         The Registrant has previously registered an indefinite number or amount of its shares pursuant to Rule 24f-2 under the Investment Company Act of 1940 on November 5, 1984; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's fiscal year ended December 31, 1995 was filed on February 28, 1996.

                              Page 1 of ____ Pages
                         Index to Exhibits on Page ____

                                NASL SERIES TRUST

                              Cross Reference Sheet

            Pursuant to Rule 481(a) Under the Securities Act of 1933

Form N-14 Item No.                                              Location
------------------                                              --------

                                                                Prospectus/Proxy
                                                                Statement Caption
                                                                -----------------

Part A
------
Item 1.  Beginning of Registration Statement and Outside Front  Cover Page
         Cover Page of Prospectus

Item 2.  Beginning and Outside Back Cover Page of               Table of Contents
         Prospectus

Item 3.  Synopsis Information and Risk Factors                  Summary

Item 4.  Information About the Transaction                      Summary; Reasons for the Reorganization;
                                                                Information About the Reorganization;
                                                                Comparative Information on Shareholder
                                                                Rights; Agreement and Plan of
                                                                Reorganization

Item 5.  Information About the Registrant                       Summary; Comparison of Investment
                                                                Objectives and Policies; Additional
                                                                Information About NASL

Item 6.  Information About the Company Being Acquired           Summary; Comparison of Investment
                                                                Objectives and Policies; Information About
                                                                MSF

Item 7.  Voting Information                                     Voting Information

Item 8.  Interest of Certain Persons and Experts                Financial Statements and Experts

Item 9.  Additional Information Required for Reoffering by      Not Applicable
         Persons Deemed to be Underwriters

                                             Statement of Additional
                                             Information Caption
Part B                                       -----------------------
------

Item 10.   Cover Page                        Cover Page

Item 11.   Table of Contents                 Cover Page

Item 12.   Additional Information About the  Statement of Additional Information
           Registrant

Item 13.   Additional Information About the  Not Applicable
           Company Being Acquired

Item 14.   Financial Statements              Historical Financial Statements; Pro
                                             Forma Financial Statements; The caption
                                             "Information about MSF" in the
                                             Prospectus

Part C
------
           Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.

                                     PART A

                  PRELIMINARY COPY--For the Information of the

                     Securities and Exchange Commission Only

                           MANULIFE SERIES FUND, INC.

                              200 Bloor Street East

                        Toronto, Ontario, Canada M4W 1E5

                                                              November __, 1996

           TO OUR VARIABLE ANNUITY AND VARIABLE LIFE CONTRACT OWNERS:

         A Special Meeting of Shareholders of the Manulife Series Fund, Inc. ("MSF") will be held at the offices of NASL Series Trust at 116 Huntington Avenue, Boston, Massachusetts 02116, on December 20, 1996, at 10:00 a.m., Eastern Standard Time, for the purpose of considering a reorganization proposal that will combine each of the nine MSF funds, which are managed by an investment adviser controlled by The Manufacturers Life Insurance Company ("Manulife"), with an existing or newly-created fund in NASL Series Trust ("NASL"), a mutual fund group that is advised by another investment adviser controlled by Manulife. There are certain differences between the investment objectives, policies and restrictions of the MSF funds and the corresponding NASL funds, as summarized in the tables beginning on page six and included under the caption "Comparison of Investment Objectives and Policies" in the enclosed Prospectus/Proxy Statement.

         Although you are not a shareholder of MSF, your purchase payments and the earnings on such purchase payments under your variable annuity or variable life contract issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America") are invested in shares of one or more of the MSF funds through sub-accounts of separate accounts established by Manufacturers Life of America for such purpose. Since the value of your contract depends in part on the investment performance of MSF shares, you have the right to instruct Manufacturers Life of America as to the manner in which MSF shares attributable to your contract are voted. The number of votes as to each MSF fund for which you may give instructions is determined by dividing your contract value (or the reserve for a contract after its maturity date) allocated to the sub-account in which such MSF fund shares are held by the value per share of that MSF fund. Fractional votes are counted. MSF shares held in each sub-account as to which no instructions are received, including shares not attributable to contractholders, will be voted in the same proportion as shares in that sub-account for which instructions are received from contractholders.

         The reorganization will provide contractholders a multiple manager approach of portfolio management under which NASL's investment adviser monitors and evaluates subadviser performance, investment compliance and capabilities with the goal of maintaining high quality and an appropriate balance of investment alternatives for investors. This includes the introduction of high-profile money managers such as Founders Asset Management, Inc., Price-Fleming International, Inc. and Warburg, Pincus Counsellors, Inc.

        The reorganization also will enable contractholders to take advantage of an investment management approach known as managing to the "Efficient Frontier" in which investors allocate their assets among a broad mix of investment choices consistent with their risk tolerance levels with the goal of maximizing their risk adjusted investment return. In connection with this approach, it is anticipated that, within 1997, most of the funds in the NASL family will be made available as investment options in most of the variable contracts issued by Manufacturers Life of America prior to the reorganization, providing contractholders with direct access to a wide range of investment alternatives. NASL intends, in early 1997, to add several asset allocation portfolios to its fund family in connection with the expansion of the "Efficient Frontier" investment management approach.

        Furthermore, as a result of the reorganization, contractholders invested in the Manulife Money-Market Fund will be able to pursue substantially the same investment goals in a larger NASL fund immediately, and it is anticipated that each of the combined MSF and NASL funds will experience more rapid asset growth in the future than would have been the case for the MSF funds standing alone, resulting in larger funds. Such larger funds should enhance the ability of portfolio managers to effect portfolio transactions on more favorable terms and give portfolio managers greater investment flexibility and the ability to select a larger number of portfolio securities, with the attendant benefits of increased diversification.

        As part of this proposal, some of the fees will go up, others down. The Board has determined that the benefits provided by the reorganization justify the changes in fees. With respect to certain other NASL funds, NASL's adviser has agreed to limit the total expenses of such funds for a period of one year following the reorganization to a level no higher than the total expenses borne by the corresponding MSF funds. These arrangements are discussed in the enclosed Prospectus/Proxy Statement. For these reasons and the additional reasons discussed in the enclosed Prospectus/Proxy Statement, the Board of Directors of MSF unanimously recommends that you vote FOR approval of the reorganization proposal.

         The value of your investment will not be affected in the reorganization transaction. Furthermore, in the opinion of legal counsel, the transaction will not be subject to federal income taxes. NASL's adviser and its affiliates have agreed to bear the expenses of the reorganization (other than registration fees payable for the registration of shares of the NASL funds in connection with the reorganization).

         Enclosed you will find a Notice of Special Meeting of Shareholders, a Prospectus/Proxy Statement for MSF and a Voting Instructions Form for each MSF fund in which your contract values were invested as of October 23, 1996 (the record date for the Meeting). The number of shares of each MSF fund which represent your voting interest determined as explained above appears on each enclosed Voting Instructions Form. The Prospectus/Proxy Statement provides background information and explains the matters to be voted on at the Meeting. We urge you to read it and then complete and return each Voting Instructions Form on or before December 19, 1996.

         If you have any questions regarding the reorganization, please call 1-800-827-4546.

                                   Sincerely yours,


                                   Donald A. Guloien

                                   President

                                   Manulife Series Fund, Inc.

                                                                               VOTING INSTRUCTIONS FORM

              THE MANUFACTURERS LIFE INSURANCE                 VOTING PURSUANT TO THESE INSTRUCTIONS WILL BE AS SPECIFIED.

                      COMPANY OF AMERICA                 IF NO SPECIFICATION IS MADE AS TO AN ITEM, VOTING WILL BE FOR SUCH ITEM.

                                                             A SEPARATE VOTING INSTRUCTION FORM IS PROVIDED FOR EACH MANULIFE
                                                              SERIES FUND, INC. PORTFOLIO IN WHICH YOUR CONTRACT VALUES WERE
                                                         INVESTED AS OF OCTOBER 23, 1996. PLEASE SIGN, DATE AND RETURN ALL VOTING
                                                             INSTRUCTION FORMS RECEIVED IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                                            VOTING INSTRUCTIONS MUST BE RECEIVED BY DECEMBER 19, 1996 TO BE VOTED
                                                                         FOR THE MEETING TO BE HELD ON DECEMBER 20, 1996.
-----------------------------------------------------------------------------------------------------------------------------------
THESE VOTING INSTRUCTIONS ARE SOLICITED BY THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA IN CONNECTION WITH A SOLICITATION OF
                                         PROXIES BY THE BOARD OF DIRECTORS OF MANULIFE SERIES FUND, INC.

THE UNDERSIGNED HEREBY INSTRUCTS THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA TO VOTE THE SHARES OF MANULIFE SERIES FUND,
INC. ("MSF") ATTRIBUTABLE TO HIS OR HER VARIABLE ANNUITY CONTRACT AT THE MEETING OF SHAREHOLDERS TO BE HELD AT 116 HUNTINGTON
AVENUE, BOSTON, MASSACHUSETTS AT 10:00 A.M., DECEMBER 20, 1996, AND ANY ADJOURNMENTS THEREOF, AS INDICATED BELOW.

                                                                               DATE:_____________________

                                                                                                     PLEASE SIGN IN BOX BELOW

                                                                               If a contract is held jointly, each contract owner
                                                                               should sign. If only one signs, his or her signature
                                                                               will be binding. If the contract owner is a
                                                                               corporation, the President or a Vice President should
                                                                               sign in his or her own name, indicating title. If the
                                                                               contract owner is a partnership, a partner should
                                                                               sign in his or her own name, indicating that he or
                                                                               she is a "Partner." If the contract owner is a trust,
                                                                               the trustee should sign in his or her own name,
                                                                               indicating that he or she is a "Trustee."


                                                                               ----------------------------------------------------



                                                                               ----------------------------------------------------
                                                                               Signature(s) Title(s), if applicable

INDICATE YOUR VOTE BELOW BY FILLING IN THE APPROPRIATE BOXES IN THIS MANNER /X/ USING BLUE OR BLACK INK OR DARK PENCIL.

                                                    PLEASE DO NOT USE RED INK


-------------------------------------------------------------------------------------------------------------------------------
THIS VOTING INSTRUCTION, IF PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE CONTRACTHOLDER. IF NO DIRECTION IS
MADE, THIS VOTING INSTRUCTION WILL BE VOTED FOR ALL PROPOSALS. PLEASE REFER TO THE PROSPECTUS/PROXY STATEMENT FOR A DISCUSSION
OF THE PROPOSALS.

                                                                               FOR                   AGAINST            ABSTAIN

1.    The approval of Agreement and Plan of Reorganization                      / /                    / /                / /

2.    To transact such other business as may properly come before the meeting.

------------------------------------------------------------------------------------------------------------------------------


     PLEASE MARK YOUR VOTING INSTRUCTION FORM, DATE AND SIGN IT ON THE REVERSE SIDE, AND RETURN IT PROMPTLY IN THE ACCOMPANYING
                                 ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                  PRELIMINARY COPY--For the Information of the

                     Securities and Exchange Commission Only


                           MANULIFE SERIES FUND, INC.

                              200 Bloor Street East

                        Toronto, Ontario, Canada M4W 1E5

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                                              November __, 1996

To the Shareholders of
MANULIFE SERIES FUND, INC.:

Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Manulife Series Fund, Inc. ("MSF") will be held on December 20, 1996 at the offices of NASL Series Trust ("NASL") at 116 Huntington Avenue, Boston, Massachusetts 02116 at 10:00 a.m., Eastern Standard Time. A Prospectus/Proxy Statement which provides information about the purpose of the Meeting is included with this notice. The Meeting will be held for the following purposes:

Item 1 To consider and act upon a proposal to approve an Agreement and Plan of Reorganization (the "Agreement") between MSF on behalf of its portfolios listed below (the "Manulife Portfolios") and NASL on behalf of its portfolios listed below (the "NASL Portfolios") providing for the transfer of all of the assets of each Manulife Portfolio to the corresponding NASL Portfolio in exchange solely for shares of beneficial interest of such NASL Portfolio ("NASL Portfolio Shares") and the assumption by such NASL Portfolio of the liabilities of such Manulife Portfolio, and the distribution of such NASL Portfolio Shares to the shareholders of such Manulife Portfolio in liquidation of such Manulife Portfolio. The Manulife Portfolios and the corresponding NASL Portfolios are as follows:

Manulife Portfolios                   Corresponding NASL Portfolios
-------------------                   -----------------------------

Money-Market Fund                     Money Market Trust

International Fund                    International Stock Trust (a newly organized NASL
                                      Portfolio)

Emerging Growth Equity Fund           Emerging Growth Trust (a newly organized NASL
                                      Portfolio)

Balanced Assets Fund                  Balanced Trust (a newly organized NASL Portfolio)

Common Stock Fund                     Common Stock Trust (a newly organized NASL
                                      Portfolio)

Pacific Rim Emerging Markets Fund     Pacific Rim Emerging Markets Trust (a newly
                                      organized NASL Portfolio)

Real Estate Securities Fund           Real Estate Securities Trust (a newly organized
                                      NASL Portfolio)

Capital Growth Bond Fund              Capital Growth Bond Trust (a newly organized
                                      NASL Portfolio)

Equity Index Fund                     Equity Index Trust (a newly organized NASL
                                      Portfolio)

     Shareholders of each Manulife Portfolio will vote separately on Item 1.

Item 2 Transaction of any other business that may properly come before the Meeting.

         The Board of Directors of MSF has recently reviewed and unanimously endorsed the proposals set forth in the accompanying Prospectus/Proxy Statement. THE BOARD OF DIRECTORS OF MSF RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 1.

         Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of each of the Manulife Portfolios. By approving the Agreement, MSF shareholders will be deemed to have waived certain of MSF's investment limitations solely insofar as they might be deemed to apply to the transactions provided for in the Prospectus/Proxy Statement. The Board of Directors knows of no other business that will be acted upon at the Meeting.

         Each shareholder of record at the close of business on October 23, 1996 is entitled to receive notice of and to vote at the Meeting.

                                        Sincerely yours,


                                        Sheri L. Kocen
                                        Secretary

November __, 1996
Toronto, Canada

                  PRELIMINARY COPY--For the Information of the
                     Securities and Exchange Commission Only

               PROSPECTUS/PROXY STATEMENT DATED NOVEMBER __, 1996

                          Acquisition of the assets of

                           MANULIFE SERIES FUND, INC.
                              200 Bloor Street East
                        Toronto, Ontario, Canada M4W 1E5
                                 1-800-827-4546

                        By and in exchange for shares of

                                NASL SERIES TRUST
                              116 Huntington Avenue
                           Boston, Massachusetts 02166
                                 1-800-827-8037

         This Prospectus/Proxy Statement relates to the proposed transfer of all of the assets and liabilities of the portfolios (the "Manulife Portfolios") of Manulife Series Fund, Inc. ("MSF") to corresponding portfolios (the "NASL Portfolios") of NASL Series Trust ("NASL") in exchange for shares of such NASL Portfolios (the "Reorganization"). NASL is a no-load, open-end management investment company, commonly known as a mutual fund, offering shares in several portfolios. As a result of the Reorganization, each shareholder of a Manulife Portfolio will receive that number of shares of the corresponding NASL Portfolio equal in value at the time of the exchange to the value of such shareholder's shares of the Manulife Portfolio at such date. The terms and conditions of the Reorganization are more fully described in this Prospectus/Proxy Statement and in the Agreement and Plan of Reorganization between MSF and NASL attached hereto as Exhibit A.

         Shares of NASL are not offered directly to the public but are sold only to insurance companies and their separate accounts as the underlying investment medium for variable life and annuity contracts ("contracts"). As of the record date for the Special Meeting of Shareholders, 100% of the Manulife Portfolio shares were legally owned by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"), a stock life insurance company organized under the laws of Pennsylvania and redomesticated under the laws of Michigan. Manufacturers Life of America holds Manulife Portfolio shares attributable to variable life contracts in Separate Accounts One, Three and Four and variable annuity contracts in Separate Account Two, each a separate account registered under the Investment Company Act of 1940, as amended (the "Separate Accounts"). However, Manufacturers Life of America has agreed to vote all shares of MSF in proportion to the timely instructions received from holders of the contracts issued by Manufacturers Life of America ("contractholders"). As a result, this Prospectus/Proxy Statement is being furnished in connection with the solicitation of voting instructions from such contractholders regarding the proposal to shareholders of MSF to approve the Reorganization. The ultimate parent of Manufacturers Life of America is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance company whose principal address is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about NASL and the NASL Portfolios that a shareholder should know in considering the Reorganization. A statement of additional information dated November __, 1996 (the "Statement of Additional Information") containing additional information about NASL has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information may be obtained without charge by writing to NASL at the address noted above or by calling 1-800-827-8037. A copy of MSF's current prospectus and statement of additional information may be obtained without charge by writing to MSF at its address noted above or by calling 1-800-827-4546.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
         ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED
        IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY
       INCORPORATED HEREIN BY REFERENCE, AND, IF GIVEN OR MADE, SUCH OTHER
        INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
         BEEN AUTHORIZED BY NASL, MSF, THEIR ADVISERS OR SUBADVISERS OR
          THE PRINCIPAL UNDERWRITER OF THE CONTRACTS. THIS PROSPECTUS/
             PROXY STATEMENT DOES NOT CONSTITUTE AN OFFERING IN ANY
             STATE IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

    THERE CAN BE NO ASSURANCE THAT THE NASL MONEY MARKET TRUST WILL BE ABLE
      TO MAINTAIN A STABLE NET ASSET VALUE OF $10.00 PER SHARE. SHARES
          OF NASL ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR
            ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY
               INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE
                 FEDERAL  DEPOSIT  INSURANCE  CORPORATION, THE
                   FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

                                TABLE OF CONTENTS

                                                           Page

SUMMARY.....................................................  4

REASONS FOR THE REORGANIZATION.............................. 12

INFORMATION ABOUT THE REORGANIZATION........................ 14

VOTING INFORMATION.......................................... 18

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES............ 19

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS............... 42

ADDITIONAL INFORMATION ABOUT NASL........................... 44

INFORMATION ABOUT MSF....................................... 60

FINANCIAL STATEMENTS AND EXPERTS............................ 61

LEGAL MATTERS............................................... 61

Exhibit

         A -- Agreement and Plan of Reorganization between Manulife Series Fund, Inc. and NASL Series Trust.

                                     SUMMARY

         This summary is qualified by reference to the more complete information contained in this Prospectus/Proxy Statement, the prospectus of MSF and the Agreement and Plan of Reorganization attached to this Prospectus/Proxy Statement as Exhibit A. The information concerning MSF contained or incorporated by reference into this Prospectus/Proxy Statement has been furnished by MSF, and the information concerning NASL contained or incorporated by reference into this Prospectus/Proxy Statement has been furnished by NASL.

         Proposed Transaction. The Board of Directors of MSF (the "MSF Board"), including the Directors who are not "interested persons" of MSF (the "Independent Directors"), has unanimously approved an Agreement and Plan of Reorganization (the "Agreement") providing for the transfer of all of the assets and liabilities of each Manulife Portfolio to a corresponding NASL Portfolio in exchange for shares of such NASL Portfolio. The total value of all shares of each NASL Portfolio issued in the Reorganization shall equal the total value of the net assets of the corresponding Manulife Portfolio being acquired by such NASL Portfolio.

         As a result of the Reorganization, each holder of shares of each Manulife Portfolio specified in the table below will become a holder of shares of the NASL Portfolio listed opposite such Manulife Portfolio (each Manulife or NASL Portfolio being referred to herein as the "corresponding" Manulife or NASL Portfolio to the respective NASL or Manulife Portfolio listed opposite its name). As a result, shareholders should carefully consider the information about NASL and the NASL Portfolios presented in this Prospectus/Proxy Statement in connection with voting on the Reorganization.

-------------------------------------------------------------------------------
       Manulife Portfolio                          NASL Portfolio

-------------------------------------------------------------------------------
Money-Market Fund                        Money Market Trust

-------------------------------------------------------------------------------
International Fund                       International Stock Trust*

-------------------------------------------------------------------------------
Emerging Growth Equity Fund              Emerging Growth Trust*

-------------------------------------------------------------------------------
Balanced Assets Fund                     Balanced Trust*

-------------------------------------------------------------------------------
Common Stock Fund                        Common Stock Trust**

-------------------------------------------------------------------------------
Pacific Rim Emerging Markets Fund        Pacific Rim Emerging Markets Trust**

-------------------------------------------------------------------------------
Real Estate Securities Fund              Real Estate Securities Trust**

-------------------------------------------------------------------------------
Capital Growth Bond Fund                 Capital Growth Bond Trust**

-------------------------------------------------------------------------------
Equity Index Fund                        Equity Index Trust**

-------------------------------------------------------------------------------

-----------------


*        A newly organized portfolio of NASL.

** A newly organized portfolio of NASL created as a successor to the corresponding Manulife Portfolio in connection with the Reorganization.

         There are certain differences between the investment objectives, policies and restrictions of the NASL Portfolios and the corresponding Manulife Portfolios, as discussed below. See "Comparison of Investment Objectives and Policies." The fee structure of the Manulife Portfolios will also change, as discussed below. The existing purchase, redemption and dividend policies of the Manulife Portfolios will remain substantially unchanged, except in the case of the dividend policies of the Manulife Money-Market Fund, as discussed below.

         The consummation of the Reorganization is contingent on the satisfaction of the conditions described below under "Information About the Reorganization." Prior to or effective upon the consummation of the Reorganization, it is anticipated that NASL will effect changes to the composition of NASL's Board of Trustees (the "NASL Board") and obtain approval from NASL shareholders with respect to a "manager of managers" proposal and changes in subadvisory arrangements discussed under "Additional Information about NASL--C. Management of NASL" (collectively, the "Related Changes"). However, the failure of the NASL shareholders to effect any or all of the Related Changes prior to the Reorganization will not prevent the Reorganization from occurring. Information contained herein with respect to NASL and the NASL Portfolios describes the Related Changes where so indicated.

         If the Reorganization were to have been consummated as of June 30, 1996, the approximate resulting aggregate net assets of the NASL Money Market Trust would be $376,724,266; all other Manulife Portfolios would have merged into newly created NASL Portfolios, with resulting net assets of approximately
(1) $26,477,252 in the case of the NASL International Stock Trust, (2) $191,192,652 in the case of the NASL Emerging Growth Trust, (3) $122,018,344 in the case of the NASL Balanced Trust, (4) $76,032,098 in the case of the NASL Common Stock Trust, (5) $19,626,583 in the case of the NASL Pacific Rim Emerging Markets Trust, (6) $56,860,363 in the case of the NASL Real Estate Securities Trust, (7) $41,329,264 in the case of the NASL Capital Growth Bond Trust, and
(8) $2,493,027 in the case of the NASL Equity Index Trust.

         If the Reorganization were to have been consummated as of December 31, 1995, the approximate resulting aggregate net assets of the NASL Money Market Trust would be $294,108,962; all other Manulife Portfolios would have merged into newly created NASL Portfolios with resulting net assets of approximately
(1) $19,047,538 in the case of the NASL International Stock Trust, (2) $162,426,467 in the case of the NASL Emerging Growth Trust, (3) $110,760,739 in the case of the NASL Balanced Trust, (4) $60,995,928 in the case of the NASL Common Stock Trust, (5) $13,057,099 in the case of the NASL Pacific Rim Emerging Markets Trust, (6) $52,440,117 in the case of the NASL Real Estate Securities Trust and (7) $42,693,786 in the case of the NASL Capital Growth Bond Trust.

         No gain or loss will be recognized by the NASL Portfolios or the Manulife Portfolios or shareholders of the Manulife Portfolios for federal income tax purposes as a result of the Reorganization. For further information about the tax consequences of the Reorganization, see "Information about the Reorganization--Federal Income Tax Consequences."

         NASL Overview. NASL is a series trust, which means that it has several portfolios, each with a stated investment objective which it pursues through separate investment policies. NASL is a no-load, open-end management investment company organized as a Massachusetts business trust and registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act"), and each of the NASL Portfolios other than the NASL Emerging Growth Trust is diversified for purposes of the 1940 Act.

         NASL currently serves as the underlying investment medium for sums invested in variable annuity and variable life contracts issued by North American Security Life Insurance Company ("Security Life"), First North American Life Assurance Company ("FNAL") and Manufacturers Life of America. Seven portfolios of NASL currently are made available for investment by Manufacturers Life of America contractholders, but such portfolios do not include any of the NASL Portfolios involved in the proposed Reorganization. NASL may in the future fund annuity contracts issued by other insurance companies, among other things. Currently, NASL has three shareholders, Security Life, FNAL and Manufacturers Life of America. As is the case for MSF shares, NASL shares are not offered directly to and may not be purchased directly by members of the public. Consequently, as of the date of this Prospectus/Proxy Statement, the terms "shareholder" and "shareholders" of NASL in this Prospectus/Proxy Statement refer to Security Life, FNAL and Manufacturers Life of America.

         Under Massachusetts law, shareholders of NASL could, under certain circumstances, be held personally liable for the obligations of NASL. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of NASL, and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by NASL or the Trustees. Moreover, the Declaration of Trust provides for indemnification out of NASL property for all losses and expenses of any shareholder held personally liable for the obligations of NASL. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is considered by NASL to be remote, since it is limited to circumstances in which the disclaimer is inoperative, inadequate insurance existed (e.g., fidelity bonding and errors and omissions insurance) and NASL itself is unable to meet its obligations. Under Maryland law, MSF shareholders have no personal liability for MSF's acts or obligations.

         Investment Management. The following table illustrates the current management arrangements for the Manulife Portfolios and the management arrangements to be in effect for the corresponding NASL Portfolios upon consummation of the Reorganization:

      CURRENT MANAGEMENT ARRANGEMENTS              MANAGEMENT ARRANGEMENTS UPON CONSUMMATION OF THE REORGANIZATION
----------------------------------------------------------------------------------------------------------------------
                                  Investment           NASL Portfolio                  Investment
       Manulife Portfolio           Manager                                             Adviser        Subadviser
-----------------------------------------------------------------------------------------------------------------------
Money-Market Fund                      MAC      Money Market Trust                    NASL Financial         MAC
International Fund                     MAC      International Stock Trust             NASL Financial    Price-Fleming
Emerging Growth Equity Fund            MAC      Emerging Growth Trust                 NASL Financial    Warburg Pincus
Balanced Assets Fund                   MAC      Balanced Trust                        NASL Financial       Founders
Common Stock Fund                      MAC      Common Stock Trust                    NASL Financial          MAC
Pacific Rim Emerging Markets Fund      MAC      Pacific Rim Emerging Markets Trust    NASL Financial          MAC
Real Estate Securities Fund            MAC      Real Estate Securities Trust          NASL Financial          MAC
Capital Growth Bond Fund               MAC      Capital Growth Bond Trust             NASL Financial          MAC
Equity Index Fund                      MAC      Equity Index Trust                    NASL Financial          MAC


Manufacturers Adviser Corporation ("MAC") is an indirect wholly owned subsidiary of Manulife. NASL Financial Services, Inc. ("NASL Financial") is an indirect wholly owned subsidiary of Security Life, the ultimate parent of which is Manulife. Since October 1, 1996 MAC has served as subadviser to the NASL Money Market Trust pursuant to an agreement with NASL Financial and manages such NASL Portfolio on a day-to-day basis, which arrangement is subject to NASL shareholder ratification. If such shareholder ratification is not obtained, the NASL Board will consider an appropriate course of action. MAC, Price-Fleming International, Inc. ("Price-Fleming"), Warburg, Pincus Counsellors, Inc. ("Warburg Pincus") and Founders Asset Management, Inc. ("Founders") each will serve as subadviser to the NASL Portfolios indicated in the table above following consummation of the Reorganization pursuant to an agreement with NASL Financial and will manage such NASL Portfolios on a day-to-day basis. See "Additional Information About NASL--C. Management of NASL."

         Investment Objectives and Approaches. The following table sets forth the investment objective and approach of each Manulife Portfolio and its corresponding NASL Portfolio. There are certain differences in the investment objectives and approaches of the portfolios that should be considered. See "Comparison of Investment Objectives and Policies."

------------------------------------------------------------------------------------------------------------------------
Manulife Portfolio and
Corresponding NASL                                        Investment Objective and Approach
Portfolio
------------------------------------------------------------------------------------------------------------------------
Manulife Money-Market          Seek to obtain maximum current income consistent with preservation of principal
Fund and NASL Money            and liquidity by investing in high quality, U.S. dollar denominated money market
Market Trust                   instruments.
========================================================================================================================
Manulife International         Seeks to achieve long-term growth of capital by investing primarily in common
Fund                           stocks and equity-related securities of companies in countries other than the
                               United States and Canada.
------------------------------------------------------------------------------------------------------------------------
NASL International             Seeks to achieve long-term growth of capital by investing primarily in common
Stock Trust                    stocks of established, non-U.S. companies.
========================================================================================================================
Manulife Emerging              Seeks to achieve growth of capital by investing primarily in
Growth Equity Fund             equity securities of companies believed to offer growth potential over both the intermediate and the long term.
------------------------------------------------------------------------------------------------------------------------
NASL Emerging                  Seeks to achieve maximum capital appreciation by investing
Growth Trust                   primarily in a non-diversified portfolio of equity securities of emerging growth companies representing attractive capital appreciation opportunities.
========================================================================================================================

========================================================================================================================
Manulife Balanced              Seeks to achieve intermediate and long-term growth through
Assets Fund                    capital appreciation and income by investing in both debt and equity securities, including common and preferred stocks and a variety of fixed-income securities.
------------------------------------------------------------------------------------------------------------------------
NASL Balanced Trust            Seeks to achieve current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.
========================================================================================================================
Manulife Common                Seek to achieve intermediate and long-term growth through appreciation
Stock Fund and NASL            and current income by investing in stocks and other equity securities of
Common Stock Trust             well established with promising prospects for providing an above average rate of return.
========================================================================================================================
Manulife Pacific Rim           Seek to achieve long-term growth of capital by investing primarily in common
Emerging Markets Fund          stocks and equity-related securities of the countries in the Pacific Rim region.
and NASL Pacific Rim
Emerging Markets Trust
========================================================================================================================
Manulife Real Estate           Seek to achieve a combination of long-term capital appreciation and satisfactory
Securities Fund and            current income by investing in real estate related equity and debt securities.
NASL Real Estate
Securities Trust
========================================================================================================================
Manulife Capital               Seek to achieve growth of capital by investing in medium-grade or better debt
Growth Bond Fund and           securities, with income as a secondary consideration.
NASL Capital Growth
Bond Trust
========================================================================================================================
Manulife Equity Index          Seek to achieve investment results which approximate the total return of publicly
and NASL Equity                Fund traded common stocks in the aggregate, as represented by the
Index Trust                    Standard & Poor's 500 Composite Stock Price Index.
========================================================================================================================


         Investment Policies and Restrictions. In addition to the differences between the investment objectives and approaches of certain of the Manulife Portfolios and their corresponding NASL Portfolios, as set forth in the table above, there are important differences between the investment policies of the Manulife Money-Market Fund, Manulife International Fund, Manulife Emerging Growth Equity Fund and Manulife Balanced Assets Fund and their corresponding NASL Portfolios, as set forth in the tables below under the caption "Comparison of Investment Objectives and Policies." There also are certain differences between the investment restrictions applicable to the Manulife Portfolios and the NASL Portfolios in pursuing their investment objectives that are listed below under the caption "Comparison of Investment Objectives and Policies-J. Additional Information on Investment Policies and Techniques and Risk Factors." A complete list of the investment restrictions applicable to the NASL Portfolios is set forth in the Statement of Additional Information under the caption "Investment Restrictions."

         Additional Trust Portfolios. In addition to the NASL Portfolios referred to above, NASL currently offers the following sixteen additional portfolios:

                            NASL Small/Mid Cap Trust
                           NASL Blue Chip Growth Trust
                       NASL International Small Cap Trust
                            NASL Global Equity Trust
                                NASL Equity Trust
                                NASL Growth Trust
                                NASL Value Trust
                          NASL Growth and Income Trust
                   NASL International Growth and Income Trust

                            NASL Strategic Bond Trust
                        NASL Global Government Bond Trust
                       NASL Investment Quality Bond Trust
                      NASL U.S. Government Securities Trust
                     NASL Aggressive Asset Allocation Trust
                      NASL Moderate Asset Allocation Trust
                    NASL Conservative Asset Allocation Trust

Commencing in January 1997, NASL expects to offer the following five additional portfolios:

                            NASL Equity Income Trust
                              NASL High Yield Trust
                         NASL Science & Technology Trust
                        NASL Pilgrim Baxter Growth Trust
                           NASL Worldwide Growth Trust

In addition, commencing in early 1997, NASL intends to offer the following five additional portfolios (subject to the approval of the NASL Board):

                        NASL Conservative Lifestyle Trust
                          NASL Moderate Lifestyle Trust
                          NASL Balanced Lifestyle Trust
                           NASL Growth Lifestyle Trust
                         NASL Aggressive Lifestyle Trust

         Certain of the foregoing portfolios of NASL will not be available immediately following the Reorganization as investment options under variable contracts issued by Manufacturers Life of America. However, it is anticipated that, within 1997, most of these funds will be made available as investment options. See "Reasons for the Reorganization." NASL may add additional portfolios from time to time in the future.

         Fees and Expenses. The table which follows sets forth the ratios of expenses to average net assets and expense examples for the Manulife Portfolios for the fiscal year ended December 31, 1995, and the pro forma expense ratios and expense examples for the shares of the corresponding NASL Portfolios as if the Reorganization had occurred at the commencement of the fiscal year ended December 31, 1995, based upon the fee arrangements that will be in place upon the consummation of the Reorganization. As noted below, NASL Financial voluntarily has agreed to limit the expense ratios of the NASL Common Stock Trust, NASL Real Estate Securities Trust and NASL Capital Growth Bond Trust for a period of one year following the consummation of the Reorganization to levels no higher than the expense ratios of the corresponding Manulife Portfolios for the year ended December 31, 1995.

-----------------------------------------------------------------------------------------------------------------------
                     ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
-----------------------------------------------------------------------------------------------------------------------
                                                                        NASL PRO FORMA COMBINED EXPENSE RATIOS
                   MSF EXPENSE RATIOS                                                 (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------
Advisory Fees
-------------
  Money-Market Fund                          0.50%               Money Market Trust                          .50%
  International Fund                         0.85*               International Stock Trust                  1.05
  Emerging Growth Equity Fund                0.50                Emerging Growth Trust                      1.05
  Balanced Assets Fund                       0.50                Balanced Trust                              .80
  Common Stock Fund                          0.50                Common Stock Trust                          .70**
  Pacific Rim Emerging Markets Fund          0.85*               Pacific Rim Emerging Markets Trust          .85
  Real Estate Securities Fund                0.50                Real Estate Securities Trust                .70**
  Capital Growth Bond Fund                   0.50                Capital Growth Bond Trust                   .65**
  Equity Index Fund                          0.25                Equity Index Trust                          .25


Other Expenses***
--------------
  Money-Market Fund                          0.00%               Money Market Trust                          .04%
  International Fund                         0.50                International Stock Trust                   .20
  Emerging Growth Equity Fund                0.00                Emerging Growth Trust                       .10
  Balanced Assets Fund                       0.00                Balanced Trust                              .15
  Common Stock Fund                          0.00                Common Stock Trust                          .06
  Pacific Rim Emerging Markets Fund          0.65                Pacific Rim Emerging Markets Trust          .30

                   ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------
             MSF EXPENSE RATIOS                                      NASL PRO FORMA COMBINED EXPENSE RATIOS
                                                                                  (UNAUDITED)
---------------------------------------------------------------------------------------------------------------
  Real Estate Securities Fund              0.00                Real Estate Securities Trust                .10
  Capital Growth Bond Fund                 0.00                Capital Growth Bond Trust                   .10
  Equity Index Fund                        0.15                Equity Index Trust                          .15
Total Fund Operating Expenses
-----------------------------
  Money-Market Fund                        0.50%               Money Market Trust                          .54%
  International Fund                       1.35                International Stock Trust                  1.25
  Emerging Growth Equity Fund              0.50                Emerging Growth Trust                      1.15
  Balanced Assets Fund                     0.50                Balanced Trust                              .95
  Common Stock Fund                        0.50                Common Stock Trust                          .76**
  Pacific Rim Emerging Markets Fund        1.50                Pacific Rim Emerging Markets Trust         1.15
  Real Estate Securities Fund              0.50                Real Estate Securities Trust                .80**
  Capital Growth Bond Fund                 0.50                Capital Growth Bond Trust                   .75**
  Equity Index Fund                        0.40                Equity Index Trust                          .40

------------------

*        Fee would drop to 0.70% on assets over $100 million.

** "Total Fund Operating Expenses" do not reflect an agreement by NASL Financial voluntarily to waive fees payable to it and/or reimburse expenses for a period of one year following the consummation of the Reorganization to the extent necessary to prevent "Total Fund Operating Expenses" for each indicated NASL Portfolio for such period from exceeding .50% of average net assets. "Advisory Fees" for each indicated NASL Portfolio do not reflect estimated fee waivers by NASL Financial pursuant to such agreement; with such waivers reflected, "Advisory Fees" would be .44%, .40% and .40% for the NASL Common Stock Trust, NASL Real Estate Securities Trust and NASL Capital Growth Bond Trust, respectively.

*** "Other Expenses" include custody fees, registration fees, legal fees, audit fees, trustees' fees, insurance fees and other miscellaneous expenses. With respect to the Manulife Portfolios, MAC has agreed to pay all of such expenses (other than brokerage commissions on portfolio transactions and other direct costs related to the acquisition, disposition, lending or borrowing of portfolio investments, taxes, interest and other costs related to borrowings, and any extraordinary or non-recurring expenses such as legal claims and liabilities and litigation costs and any indemnification related thereto) in excess of the amounts set forth in the table above pursuant to its advisory agreement with MSF. With respect to the NASL Portfolios, the amounts set forth in the table above are expense estimates for the current fiscal year based upon historical NASL new portfolio cash inflows. NASL Financial has agreed pursuant to its advisory agreement with NASL to reduce its advisory fee or reimburse NASL to the extent that such other expenses (excluding taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business) exceed .75% in the case of the NASL International Stock Trust and NASL Pacific Rim Emerging Markets Trust, .15% in the case of the NASL Equity Index Trust and .50% in the case of each of the other NASL Portfolios of the average annual net assets of such NASL Portfolio. Such expense limitations with respect to the NASL Portfolios will continue in effect from year to year unless otherwise terminated at any year end by NASL Financial on 30 days' notice to NASL. See "Additional Information About NASL-C. Management of NASL."

EXAMPLE: A shareholder would pay the following expenses on a $1,000 investment based upon payment of operating expenses at the levels set forth in the table above, assuming (1) 5% annual return and (2) redemption at the end of each time period:


                                                                                        CORRESPONDING NASL
                                                                                       PORTFOLIOS PRO FORMA
                                                                  MSF EXPENSES           COMBINED EXPENSES
                                                                   (UNAUDITED)              (UNAUDITED)
                                                                  ------------         ---------------------
MANULIFE MONEY-MARKET FUND/NASL MONEY MARKET FUND
1 Year..............................................................   $   5                     $  6
3 Years.............................................................      16                       17
5 Years.............................................................      28                       30
10 Years............................................................      63                       68

MANULIFE INTERNATIONAL FUND/NASL INTERNATIONAL STOCK TRUST
1 Year..............................................................   $  14                     $ 13
3 Years.............................................................      43                       40
5 Years.............................................................      74                       69
10 Years............................................................     162                      151

MANULIFE EMERGING GROWTH EQUITY FUND/NASL EMERGING GROWTH
 TRUST
1 Year..............................................................   $   5                     $ 12
3 Years.............................................................      16                       37
5 Years.............................................................      28                       63

                                                                                        CORRESPONDING NASL
                                                                                       PORTFOLIOS PRO FORMA
                                                                  MSF EXPENSES           COMBINED EXPENSES
                                                                   (UNAUDITED)              (UNAUDITED)
                                                                  ------------          --------------------
10 Years............................................................      63                      140

MANULIFE BALANCED ASSETS FUND/NASL BALANCED TRUST
1 Year..............................................................   $   5                     $ 10
3 Years.............................................................      16                       30
5 Years.............................................................      28                       53
10 Years............................................................      63                      117

MANULIFE COMMON STOCK FUND/NASL COMMON STOCK TRUST
1 Year..............................................................   $   5                     $  8
3 Years.............................................................      16                       24
5 Years.............................................................      28                       42
10 Years............................................................      63                       94

MANULIFE PACIFIC RIM EMERGING MARKETS FUND/NASL PACIFIC RIM
 EMERGING MARKETS TRUST
1 Year..............................................................   $  15                     $ 12
3 Years.............................................................      47                       37
5 Years.............................................................      82                       63
10 Years............................................................     179                      140

MANULIFE REAL ESTATE SECURITIES FUND/NASL REAL ESTATE SECURITIES
 TRUST
1 Year..............................................................   $   5                     $  8
3 Years.............................................................      16                       26
5 Years.............................................................      28                       44
10 Years............................................................      63                       99

MANULIFE CAPITAL GROWTH BOND FUND/NASL CAPITAL GROWTH BOND
 TRUST

1 Year..............................................................   $   5                     $  8
3 Years.............................................................      16                       24
5 Years.............................................................      28                       42
10 Years............................................................      63                       93

MANULIFE EQUITY INDEX FUND/NASL EQUITY INDEX TRUST

1 Year..............................................................   $   4                     $  4
3 Years.............................................................      13                       13
5 Years.............................................................      22                       22
10 Years............................................................      51                       51


         THE "EXAMPLE" SET FORTH ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES OR ANNUAL RETURN; ACTUAL EXPENSES AND ANNUAL RETURN MAY BE GREATER OR LESS THAN THOSE SHOWN. There can be no assurance that the foregoing pro forma expense ratios would have been the actual expense ratios for the corresponding NASL Portfolios had the Reorganization been consummated when assumed above, or that the foregoing pro forma expense ratios reflect the actual expense ratios that will be incurred by the corresponding NASL Portfolios indicated above if the Reorganization is consummated. The purpose of this table is to assist investors in understanding the expenses an investor in each of the Manulife Portfolios and NASL Portfolios will bear. The variable contracts issued by Manufacturers Life of America provide for charges not reflected in the above table.

         Although the expense ratios of five of the NASL Portfolios are higher than the expense ratios of the corresponding Manulife Portfolios, the MSF Board believes that the higher expense ratios are consistent with current industry standards.

Furthermore, with respect to the NASL Emerging Growth Trust and NASL Balanced Trust, the MSF Board believes that the higher expense ratios are justified in light of the change in portfolio management of such portfolios. With respect to the NASL Common Stock Trust, NASL Real Estate Securities Trust and NASL Capital Growth Bond Trust, the MSF Board noted that NASL Financial voluntarily has agreed to limit for a period of one year following the consummation of the Reorganization the expense ratios of such NASL Portfolios to levels no higher than the expense ratios of the corresponding Manulife Portfolios for their most recently completed fiscal year, as noted above. The expense ratios of the NASL Money Market Trust and NASL Equity Index Trust are substantially the same as those of the corresponding Manulife Portfolios, while the expense ratios of the NASL International Trust and NASL Pacific Rim Emerging Markets Trust are lower than those of the corresponding Manulife Portfolios.

         MAC currently is providing advisory services and bearing most of the expenses of the Manulife Portfolios pursuant to an advisory agreement which it can terminate without penalty on 60 days' notice. MAC recently has expressed to the MSF Board its desire to eliminate its direct subsidization of the Manulife Portfolios' expenses. Moreover, Manulife has indicated that new variable annuity and variable life products it makes available in the future are likely to use NASL as the underlying investment medium rather than MSF, thereby limiting MSF's opportunities for growth and causing its potential stagnation or decline, and MAC has indicated that this could make it more difficult for it to continue to subsidize the expenses of the Manulife Portfolios as it has done in the past. If shareholders do not approve the Reorganization and MAC terminates its current advisory agreement, the MSF Board would be forced to consider alternative advisory arrangements, and the MSF Board believes that the existing expense ratios of most of the Manulife Portfolios would be difficult to maintain under current market conditions in light of the higher total fees and expenses borne by many mutual funds with similar investment objectives. In light of these considerations, the MSF Board believes that the overall opportunities for MSF shareholders presented by the proposed Reorganization outweigh the increases in fees.

         For the foregoing reasons and those set forth below under "Reasons for the Reorganization," the MSF Board, including all of the Independent Directors, has unanimously concluded that the Reorganization is in the best interests of each Manulife Portfolio, as well as its shareholders and the contractholders whose contract values are invested in shares thereof, and that the interests of existing shareholders and contractholders will not be diluted as a result of the Reorganization. The MSF Board has unanimously recommended to shareholders approval of the Reorganization.

         For more complete information regarding the historical and projected expenses of the NASL Portfolios, see "Additional Information about NASL--A. Expenses."

         Purchase and Redemption. Like MSF, shares of NASL are offered continuously, without sales charge, at prices equal to the respective net asset values of the portfolio being purchased. Both MSF and NASL sell their shares directly without the use of any underwriter. Shares of NASL are sold and redeemed at their net asset value next computed after a purchase payment or redemption request is received by the shareholder from the contract owner or after any other purchase or redemption order is received by NASL. Depending upon the net asset values at that time, the amount paid upon redemption may be more or less than the cost of the shares when they were purchased. Payment for shares redeemed will be made as soon as possible, but in any event within seven days after receipt of a request for redemption. Unlike the Manulife Money- Market Fund, the NASL Money Market Trust intends to maintain to the extent practicable a constant per share net asset value of $10.00, although there is no assurance that it will be able to do so.

         Dividends and Distributions. Like MSF, NASL intends to declare as dividends substantially all of the net investment income, if any, of each of the NASL Portfolios. For dividend purposes, net investment income of each NASL Portfolio, except the NASL Money Market Trust, will consist of all payments of dividends (other than stock dividends) or interest received by such NASL Portfolio less the estimated expenses of such NASL Portfolio (including fees payable to NASL Financial). For the NASL Money Market Trust net investment income will consist of the interest income earned on investments, plus or minus amortized purchase discount or premium, plus or minus realized gains and losses, less estimated expenses. Dividends from the net investment income and the net realized short-term and long-term capital gains, if any, for each portfolio, except the NASL Money Market Trust, will be declared not less frequently than annually and reinvested in additional full and fractional shares of that NASL Portfolio or paid in cash. Dividends from net investment income and net realized short-term and long-term capital gains, if any, for the NASL Money Market Trust will be declared and reinvested, or paid in cash, daily. In contrast, the Manulife Money-Market Fund declares and pays dividends annually, and none of the Manulife Portfolios offer a cash dividend option to shareholders.

         Risk Factors. The risks associated with an investment in a NASL Portfolio, in general, are those typically associated with investing in a managed portfolio of the specific types of instruments in which that NASL Portfolio invests. All of the NASL Portfolios may invest to varying degrees in the securities of foreign issuers and certain of the portfolios may invest in derivatives, which entail certain additional risks. Further information relating to these and other risks associated with an investment in the NASL Portfolios is set forth below under "Comparison of Investment Objectives and Policies."

         Manulife Money-Market Fund and NASL Money Market Trust. Risks of investment in these portfolios relate primarily to risks of investing in obligations of U.S. banks and their foreign branches and investments in dollar-denominated securities of Canadian issuers. Investment in the NASL Money Market Trust includes the additional risks of investing in obligations of foreign banks, dollar-denominated securities of foreign issuers other than Canadian issuers and commercial paper rated in the second highest rating category.

         Manulife International Fund and NASL International Stock Trust. Risks of investment in these portfolios relate primarily to fluctuations in stock prices and risks associated with foreign investing. Investment in the NASL International Stock Trust currently also includes the additional risks of investing in certain emerging markets and risks associated with investments in derivatives for purposes other than hedging portfolio risks.

         Manulife Emerging Growth Equity Fund and NASL Emerging Growth Trust. Risks of investment in these portfolios relate primarily to fluctuations in stock prices and risks associated with investments in the securities of smaller, less seasoned companies (which generally exhibit greater volatility and are otherwise subject to greater risks than the securities of larger, more established companies). Investment in the NASL Emerging Growth Trust includes the additional risks of investing in a wider range of foreign securities. The NASL Emerging Growth Trust also is a non-diversified portfolio, unlike the Manulife Emerging Growth Equity Fund, and therefore bears risks associated with investing in a smaller number of securities than a diversified portfolio.

         Manulife Balanced Assets Fund and NASL Balanced Trust. Risks of investment in these portfolios include fluctuations in stock prices as well as exposure to interest rate and credit risks with respect to fixed-income securities (including mortgage-related securities). Investment in the NASL Balanced Trust also includes the additional risks associated with its ability to invest up to 5% of its assets in junk bonds, including the greater risk of default by the issuers of such bonds, and its ability to invest in a wider range of securities of foreign issuers.

         Manulife Common Stock Fund and NASL Common Stock Trust. Risks of investment in these portfolios relate primarily to fluctuations in stock prices.

         Manulife Pacific Rim Emerging Markets Fund and NASL Pacific Rim Emerging Markets Trust. Risks of investment in these portfolios relate primarily to fluctuations in stock prices and risks associated with foreign investing.

         Manulife Real Estate Securities Fund and NASL Real Estate Securities Trust. Risks of investment in these portfolios relate primarily to their ability to concentrate their investments in the real estate industry, including risks of fluctuations in real estate related stock prices and exposure to interest rate and credit risks with respect to real estate related fixed-income securities. Investment in the NASL Real Estate Securities Trust includes the additional risks of investing in mortgage-related securities including the risk of early principal repayments in a declining interest rate environment.

         Manulife Capital Growth Bond Fund and NASL Capital Growth Bond Trust. Risks of investment in these portfolios relate primarily to exposure to interest rate and credit risks with respect to fixed-income securities. Investment in the NASL Capital Growth Bond Trust includes the additional risks of investing in mortgage-related securities.

         Manulife Equity Index Fund and NASL Equity Index Trust. Risks of investment in these portfolios relate to fluctuations in the values of the common stocks comprising the Standard & Poor's 500 Composite Stock Price Index.

                         REASONS FOR THE REORGANIZATION

         The MSF Board and the NASL Board have approved the Reorganization as a means by which MSF and NASL may be combined into a single fund family following the merger earlier this year of the companies that control each fund's investment adviser. NASL Financial, the investment adviser to NASL, is a wholly owned subsidiary of Security Life, the ultimate parent of which is Manulife. Prior to January 1, 1996, Security Life was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the name Manulife. MAC, the investment manager of MSF, also is an indirect wholly owned subsidiary of Manulife.

         In determining whether to recommend approval of the Reorganization to shareholders, the MSF Board (including the Independent Directors, with the advice and assistance of independent legal counsel) made an inquiry into a number of matters and considered the following factors, among others: (1) the advantages to shareholders of investing in a series fund with a modern strategy of offering investment opportunities that address investor needs at multiple risk/reward levels; (2) the capability of NASL Financial to offer flexibility and the potential for greater and more diverse investment opportunities; (3) the multiple manager approach by which NASL Financial monitors and evaluates subadviser performance, investment compliance and capabilities with the goal of maintaining high quality and an appropriate balance of investment alternatives;
(4) expense ratios and available information regarding the fees and expenses of each Manulife Portfolio and each corresponding NASL Portfolio (historical and pro forma), as well as of similar funds; (5) the fact that NASL Financial has agreed to limit the total expenses of certain of the NASL Portfolios for one year following the Reorganization to a level no higher than the existing levels of total expenses of the corresponding Manulife Portfolios; (6) the sophistication and specialization of the new subadvisers for certain of the NASL Portfolios; (7) the compatibility of the investment objectives, policies, restrictions and portfolios (where applicable) of each Manulife Portfolio and each corresponding NASL Portfolio; (8) the advantages to each Manulife Portfolio of investing in potentially larger asset pools with greater diversification; (9) the historical performance of the Manulife Portfolios and the NASL Money Market Trust, as well as of each portfolio's respective investment adviser and subadviser where relevant; (10) portfolio transaction policies of the Manulife Portfolios and the NASL Portfolios; (11) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder or contractholder interests; (12) any direct and indirect costs incurred by each Manulife Portfolio and each corresponding NASL Portfolio as a result of the Reorganization; (13) tax consequences of the Reorganization; and
(14) possible alternatives to the Reorganization.

         In reaching the decision to recommend approval of the Reorganization, the MSF Board concluded that the participation of each Manulife Portfolio in the Reorganization is in the best interests of such Manulife Portfolio, as well as its shareholders and the contractholders whose contract values are invested in shares thereof, and that the interests of existing shareholders and contractholders will not be diluted as a result of such participation. Their conclusion was based on a number of factors, including the following:

        1. The Reorganization will enable contractholders to take advantage of an investment management approach known as managing to the "Efficient Frontier" in which investors allocate their assets among a broad mix of investment choices consistent with their risk tolerance levels with the goal of maximizing their risk adjusted investment return. In connection with this approach, it is anticipated that, within 1997, most of the other funds in the NASL family will be made available as investment options in most of the variable contracts issued by Manufacturers Life of America prior to the Reorganization, providing contractholders with direct access to a wide range of investment alternatives. NASL intends, in early 1997, to add several asset allocation portfolios to its fund family in connection with the expansion of the "Efficient Frontier" investment management approach.

        2. The Reorganization also will allow shareholders to receive the investment advisory services of NASL Financial and its multiple manager approach to portfolio management. NASL Financial selects, contracts with and compensates subadvisers to manage the NASL Portfolios on a day-to-day basis, monitors the compliance of such subadvisers with the investment objectives and policies of each NASL Portfolio, and reviews the performance of such subadvisers and reports periodically on such performance to the NASL Board. This multiple manager approach is intended to help maintain high portfolio management quality and an appropriate balance of investment alternatives. This includes the introduction of high-profile money managers such as Founders, Price-Fleming and Warburg Pincus. Even those Manulife Portfolios that will continue to receive the day-to-day management of MAC will have the benefits of NASL Financial's oversight capabilities in the context of a broader overall approach to investing. NASL Financial currently is investment adviser to 30 mutual fund portfolios, which invest in a broad array of assets and include domestic as well as international funds.

         3. Although, as discussed above, the expense ratios of five of the NASL Portfolios are higher than the expense ratios of the corresponding Manulife Portfolios, the MSF Board believes that the higher expense ratios are consistent with current industry standards. Furthermore, with respect to the NASL Emerging Growth Trust and NASL Balanced Trust, the MSF Board believes that the higher expense ratios are justified in light of the change in portfolio management of such portfolios, while, with respect to the NASL Common Stock Trust, NASL Real Estate Securities Trust and NASL Capital Growth Bond Trust, the MSF Board noted that NASL Financial voluntarily has agreed to limit for a period of one year following the consummation of the Reorganization the expense ratios of such NASL Portfolios to levels no higher than the expense ratios of the corresponding Manulife Portfolios for their most recently completed fiscal year. The expense ratios of the NASL Money Market Trust and NASL Equity Index Trust are substantially the same as those of the corresponding Manulife Portfolios, while the expense ratios of the NASL International Trust and NASL Pacific Rim Emerging Markets Trust are lower than those of the corresponding Manulife Portfolios.

         4. MAC currently is providing advisory services and bearing most of the expenses of the Manulife Portfolios pursuant to an advisory agreement which it can terminate without penalty on 60 days' notice. MAC recently has expressed to the MSF Board its desire to eliminate its direct subsidization of the Manulife Portfolios' expenses. Moreover, Manulife has indicated that new variable annuity and variable life products it makes available in the future are likely to use NASL as the underlying investment medium rather than MSF, thereby limiting MSF's opportunities for growth and causing its potential stagnation or decline, and MAC has indicated that this could make it more difficult for it to continue to subsidize the expenses of the Manulife Portfolios as it has done in the past. If shareholders do not approve the Reorganization and MAC terminates its current advisory agreement, the MSF Board would be forced to consider alternative advisory arrangements, and the MSF Board believes that the existing expense ratios of most of the Manulife Portfolios would be difficult to maintain under current market conditions in light of the higher total fees and expenses borne by many mutual funds with similar investment objectives.

         5. The Reorganization will permit shareholders of the Manulife Money-Market Fund to pursue substantially the same investment goals in a larger fund immediately following consummation of the Reorganization. While the other NASL Portfolios have been newly organized, and therefore immediately following the Reorganization will not be larger than the corresponding Manulife Portfolios, all of the NASL Portfolios should benefit from being part of a single combined fund family that is used as the underlying investment medium for variable contracts issued by Manufacturers Life of America, Security Life and FNAL. It is anticipated that, as a result of the Reorganization, the combined Manulife and NASL Portfolios will experience more rapid asset growth in the future than would have been the case for the Manulife Portfolios standing alone. Such larger funds should enhance the ability of portfolio managers to effect portfolio transactions on more favorable terms and give portfolio managers greater investment flexibility and the ability to select a larger number of portfolio securities, with the attendant benefits of increased diversification. In addition, larger aggregate net assets may enable the combined entities to obtain the benefits of economies of scale in the future.

                      INFORMATION ABOUT THE REORGANIZATION

         Agreement and Plan of Reorganization. The following summary of the Agreement is qualified in its entirety by reference to the form of the Agreement attached to this Prospectus/Proxy Statement as Exhibit A. The Agreement, to which MSF and NASL are parties, provides that each NASL Portfolio will acquire all of the assets and liabilities of the corresponding Manulife Portfolio in exchange for shares of such NASL Portfolio. Subject to the satisfaction of the conditions described below, such acquisitions shall take place on December 31, 1996 or such later date as may be agreed upon by the parties (the "Closing Date"). The net asset value per share for each NASL Portfolio will be determined by dividing each NASL Portfolio's assets, less liabilities, by the total number of its outstanding shares. NASL Portfolio assets will be valued in accordance with the valuation practices of the NASL Portfolios, which are described below under "Additional Information About NASL--F. Other Information Concerning Shares of NASL." Manulife Portfolio assets will be valued in accordance with the valuation practices of the Manulife Portfolios.

         The number of full and fractional shares of a NASL Portfolio received by a shareholder of the corresponding Manulife Portfolio will be equal in value to the value of that shareholder's shares of the corresponding Manulife Portfolio as of the close of regularly scheduled trading on the New York Stock Exchange on the closing date of the Reorganization. As promptly as practicable after the Closing Date, each Manulife Portfolio will liquidate and distribute pro rata to its shareholders of record as of the close of regularly scheduled trading on the New York Stock Exchange on the Closing Date the shares of the corresponding NASL Portfolio received by that Manulife Portfolio in the Reorganization. Such liquidation and distribution will be accomplished by the establishment of accounts on the share records of the NASL Portfolios in the names of the shareholders of the corresponding Manulife Portfolio, each account representing the respective pro rata number of shares of such NASL Portfolio due the shareholder. After such distribution and the winding up of its affairs, the Manulife Portfolios will be terminated and MSF will be dissolved and deregistered as an investment company under the 1940 Act and dissolved under state law.

         The NASL Board and the MSF Board have each determined, with respect to their respective portfolios that are parties to the Reorganization, that the interests of shareholders and of contractholders whose contract values are invested in shares of such portfolios will not be diluted as a result of the Reorganization and that participation in the Reorganization is in the best interests of such portfolios and such shareholders and contractholders.

         Certain of the existing investment limitations of the Manulife Portfolios that require shareholder approval for amendment prohibit each Manulife Portfolio from engaging in activities such as investing more than a stated percentage of its assets in an issuer's securities. By approving the Agreement, the shareholders of the Manulife Portfolios will be deemed to have agreed to waive any such limitations solely insofar as they might be deemed to apply to the Reorganization.

         The consummation of the Reorganization is subject to the conditions set forth in the Agreement, including that the majority of the shareholders of each Manulife Portfolio approve the Reorganization and that the Commission grant exemptive relief from certain provisions of the 1940 Act that otherwise would preclude consummation of the Reorganization. On September 19, 1996 MSF and NASL filed an Application with the Commission requesting exemption from certain provisions of the 1940 Act as they relate to the proposed Reorganization. Manulife, Manufacturers Life of America, Security Life and FNAL also are parties to the Application. Copies of the Application may be obtained from the Commission in the manner explained below. See "Additional Information About NASL--H. Additional Information." In addition, the proposal to approve the Agreement will not be submitted to shareholders of the Manulife Portfolios, and the Special Meeting of Shareholders therefore will not be held, until such time as the Commission has granted the exemptive relief referred to in the preceding sentence. There can be no assurance that the Commission will grant such exemptive relief or that it will be granted in time for the Special Meeting of Shareholders to be held on December 20, 1996 as scheduled.

         The Agreement may be terminated and the Reorganization abandoned at any time prior to the Closing Date, before or after approval by the shareholders of the Manulife Portfolios, by either MSF or NASL if (i) any condition or covenant set forth in the Agreement has not been fulfilled or waived by the party entitled to its benefits, (ii) there has been a material breach by the other party or (iii) the NASL Board or the MSF Board, as the case may be, determines that proceeding with the Reorganization is not in the best interests of NASL or MSF, respectively, or their respective shareholders or contractholders. The Agreement provides that either party may waive compliance with any of the covenants or conditions made therein for its benefit, except for certain conditions regarding the receipt of regulatory approvals.

         The expenses of the Reorganization (other than registration fees payable for the registration of shares of the NASL Portfolios in connection with the Reorganization, which will be payable by such NASL Portfolios), including the cost of a proxy soliciting agent that has been retained (see "Voting Information"), will be borne by NASL Financial or its affiliates (other than MSF or NASL).

         Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of each Manulife Portfolio entitled to vote on the matter. If the Reorganization is not approved by the shareholders of each Manulife Portfolio or is not consummated for any other reason, the MSF Board will consider other possible courses of action. Approval of the Agreement by the shareholders of each Manulife Portfolio will also constitute approval of MSF's dissolution and deregistration as an investment company under the 1940 Act and termination under state law following consummation of the Reorganization. See "Voting Information." THE MSF BOARD HAS UNANIMOUSLY RECOMMENDED APPROVAL OF THE AGREEMENT.

         Shareholders of each Manulife Portfolio will receive shares of the corresponding NASL Portfolio in accordance with the procedures provided for in the Agreement as described above. Each such share will be fully paid and non-assessable when issued (except as noted under "Comparative Information on Shareholder Rights--Shareholder Liability") and transferable without restrictions and will have no preemptive or conversion rights.

         Federal Income Tax Consequences. As a condition to the consummation of the Reorganization, MSF and NASL will each receive an opinion from Simpson Thacher & Bartlett (a partnership which includes professional corporations) to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (1) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code") with respect to each Manulife Portfolio and its corresponding NASL Portfolio; (2) no gain or loss will be recognized by any of the Manulife Portfolios or the corresponding NASL Portfolios upon the transfer of all of the assets and liabilities, if any, of each Manulife Portfolio to its corresponding NASL Portfolio solely in exchange for corresponding NASL Portfolio shares or upon the distribution of the shares of the corresponding NASL Portfolios to the shareholders of the Manulife Portfolios solely in exchange for all of their shares of the Manulife Portfolios; (3) no gain or loss will be recognized by shareholders of any of the Manulife Portfolios upon the exchange of such Manulife Portfolio's shares solely for shares of its corresponding NASL Portfolio; (4) the holding period and tax basis of the corresponding NASL Portfolio shares received by each shareholder of each Manulife Portfolio pursuant to the Reorganization will be the same as the holding period (provided the shares of the Manulife Portfolios were held as a capital asset on the date of the Reorganization) and tax basis of the shares of the Manulife Portfolio held by the shareholder immediately prior to the Reorganization; and (5) the holding period and tax basis of the assets of each of the Manulife Portfolios acquired by its corresponding NASL Portfolio will be the same as the holding period and tax basis of those assets to each of the Manulife Portfolios immediately prior to the Reorganization. The payment by NASL Financial or its affiliates of certain expenses of MSF and NASL which are directly related to the

Reorganization will not affect such opinion. However, no opinion will be given as to any other federal income tax consequences of the payment of such expenses.

         Capitalization. The following tables show the capitalization of each Manulife Portfolio and the corresponding NASL Portfolio as of June 30, 1996 and December 31, 1995, and on a pro forma combined basis as of those dates for the Reorganization giving effect to the proposed acquisition of assets at net asset value.

                                       Manulife Money-                NASL Money              Pro Forma For
                                        Market Fund                  Market Trust             Reorganization
                                       ---------------               ------------             --------------
JUNE 30, 1996
Net Assets............................  $38,289,498                  $338,434,768               $376,724,266
Net Asset Value Per Share.............  $     11.11                  $      10.00               $      10.00
Shares Outstanding....................    3,447,615                    33,843,477                 37,672,427

DECEMBER 31, 1995
Net Assets............................  $35,991,999                  $258,116,963               $294,108,962
Net Asset Value Per Share.............  $     10.84                  $      10.00               $      10.00
Shares Outstanding....................    3,320,455                    25,811,696                 29,410,896

                                    Manulife International         NASL International         Pro Forma For
                                           Fund                     Stock Trust(1)            Reorganization
                                    ----------------------         ------------------         --------------
JUNE 30, 1996
Net Assets............................  $26,477,252                       --                    $26,477,252
Net Asset Value Per Share.............  $     11.22                       --                    $     11.22
Shares Outstanding ...................    2,359,525                       --                      2,359,525

DECEMBER 31, 1995
Net Assets............................  $19,047,538                       --                    $19,047,538
Net Asset Value Per Share.............  $     10.67                       --                    $     10.67
Shares Outstanding ...................    1,785,480                       --                      1,785,480

                                          Manulife Emerging             NASL Emerging        Pro Forma For
                                         Growth Equity Fund            Growth Trust(1)       Reorganization
                                        -------------------            ---------------       --------------
JUNE 30, 1996
Net Assets............................  $191,192,652                      --                    $191,192,652
Net Asset Value Per Share.............  $      24.74                      --                    $      24.74
Shares Outstanding....................     7,729,562                      --                       7,729,562


DECEMBER 31, 1995
Net Assets............................  $162,426,467                      --                    $162,426,467
Net Asset Value Per Share.............  $      23.10                      --                    $      23.10
Shares Outstanding....................     7,030,732                      --                       7,030,732

                                            Manulife Balanced                  NASL             Pro Forma For
                                               Assets Fund               Balanced Trust(1)      Reorganization
                                            -----------------            -----------------      --------------
JUNE 30, 1996
Net Assets............................  $122,018,344                       --                    $122,018,344
Net Asset Value Per Share.............  $      17.73                       --                    $      17.73
Shares Outstanding....................     6,882,224                       --                       6,882,224

DECEMBER 31, 1995
Net Assets............................  $110,760,739                       --                    $110,760,739
Net Asset Value Per Share.............  $      17.15                       --                    $      17.15
Shares Outstanding....................     6,457,180                       --                       6,457,180

                                             Manulife Common             NASL Common             Pro Forma For
                                               Stock Fund               Stock Trust(1)          Reorganization
                                             ---------------            --------------          --------------
JUNE 30, 1996
Net Assets............................  $ 76,032,098                        --                    $76,032,098
Net Asset Value Per Share.............  $      18.73                        --                    $     18.73
Shares Outstanding....................     4,059,539                        --                      4,059,539


DECEMBER 31, 1995
Net Assets............................  $ 60,995,928                        --                    $60,995,928
Net Asset Value Per Share.............  $      17.27                        --                    $     17.27
Shares Outstanding....................     3,532,074                        --                      3,532,074

                                                                      NASL Pacific Rim
                                        Manulife Pacific Rim               Emerging                Pro Forma For
                                        Emerging Markets Fund          Markets Trust(1)           Reorganization
                                        ---------------------         ------------------          --------------
JUNE 30, 1996
Net Assets............................  $ 19,626,583                        --                      $19,626,583
Net Asset Value Per Share.............  $      11.08                        --                      $     11.08
Shares Outstanding....................     1,770,794                        --                        1,770,794


DECEMBER 31, 1995
Net Assets............................  $ 13,057,099                        --                      $13,057,099
Net Asset Value Per Share.............  $      10.36                        --                      $     10.36
Shares Outstanding....................     1,260,885                        --                        1,260,885


                                        Manulife Real Estate           NASL Real Estate           Pro Forma For
                                          Securities Fund            Securities Trust(1)         Reorganization
                                        --------------------         -------------------         --------------
JUNE 30, 1996
Net Assets............................  $ 56,860,363                        --                      $56,860,363
Net Asset Value Per Share.............  $      16.01                        --                      $     16.01
Shares Outstanding....................     3,550,678                        --                        3,550,678


DECEMBER 31, 1995
Net Assets............................  $ 52,440,117                        --                      $52,440,117
Net Asset Value Per Share.............  $      15.10                        --                      $     15.10
Shares Outstanding....................     3,472,861                        --                        3,472,861

                                        Manulife Capital               NASL Capital              Pro Forma For
                                        Growth Bond Fund           Growth Bond Trust(1)         Reorganization
                                        ----------------           --------------------         --------------
JUNE 30, 1996

Net Assets............................   $41,329,264                      --                      $41,329,264
Net Asset Value Per Share.............   $     11.04                      --                      $     11.04
Shares Outstanding....................     3,744,236                      --                       3,744,236


DECEMBER 31, 1995
Net Assets............................   $42,693,786                      --                      $42,693,786
Net Asset Value Per Share.............   $     11.30                      --                      $     11.30
Shares Outstanding....................     3,779,382                      --                        3,779,382


                                        Manulife Equity                NASL Equity                Pro Forma For
                                         Index Fund(2)               Index Trust(1)              Reorganization
                                        ---------------              --------------              --------------
JUNE 30, 1996
Net Assets............................   $2,493,027                      N/A                      $2,493,027
Net Asset Value Per Share.............   $    10.37                      N/A                      $    10.37
Shares Outstanding....................      240,388                      N/A                         240,388

------------------


(1) The indicated NASL Portfolios have been newly organized; no shares of such portfolios are outstanding at June 30, 1996 or December 31, 1995.

(2) The Manulife Equity Index Fund commenced operations on February 14, 1996; accordingly, no shares of such portfolio are outstanding at December 31, 1995.


                               VOTING INFORMATION

         Proxies from the shareholders of each Manulife Portfolio are being solicited by the MSF Board for the Special Meeting of Shareholders to be held on December 20, 1996 at the offices of NASL, 116 Huntington Avenue, Boston, Massachusetts 02116, at 10:00 a.m., Eastern Standard Time, or at such later time as necessary by adjournment. All valid proxies will be voted in accordance with the specification thereon, or in the absence of specification, for approval of the Agreement. Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of each portfolio of MSF entitled to vote thereon. Approval of the Agreement by the shareholders of each Manulife Portfolio will also constitute approval of MSF's dissolution and deregistration as an investment company under the 1940 Act and termination under state law following consummation of the Reorganization.

         The cost of the preparation and distribution of these proxy materials will be borne by NASL Financial or its affiliates (other than MSF or NASL). In addition to the solicitation of proxies by the use of the mails, proxies may be solicited by officers and employees of Manulife, or of its agents or affiliates, personally or by telephone. Brokerage houses, banks and other fiduciaries may be requested to forward soliciting materials to their principals and to obtain authorization for the execution of proxies. For those services, they will be reimbursed by NASL Financial or its affiliates (other than MSF or NASL) for their out-of-pocket expenses.

         Under the Agreement, shareholders of each Manulife Portfolio will receive shares of the corresponding NASL Portfolio, as described above, with an aggregate net asset value equal to the value of the shareholder's investment in each Manulife Portfolio at the effective time of the transaction. This method of valuation is also consistent with interpretations of Rule 22c-1 under the 1940 Act by the Commission's Division of Investment Management. Any shareholder of a Manulife Portfolio may redeem shares at the then-current net asset value prior to the Closing Date.

         Shareholders of the Manulife Portfolios of record at the close of business on October 23, 1996 will be entitled to vote at the Meeting or any adjournment of the Meeting. The holders of a majority of the shares outstanding of each such Manulife Portfolio at the close of business on that date present in person or represented by proxy will constitute a quorum for the Meeting; however, as noted above, the affirmative vote of at least a majority of the shares outstanding of each such Manulife Portfolio at the close of business on that date is required to approve the Reorganization. Shareholders are entitled to one vote for each share held and fractional votes for fractional shares held. Shares of the Manulife Portfolios are sold only to

Manufacturers Life of America and to the Separate Accounts. Although Manufacturers Life of America owns all shares of the Manulife Portfolios, shares are attributed to, and will be voted in accordance with instructions received from, the contractholders of variable life and variable annuity contracts issued by Manufacturers Life of America. Accordingly, Manufacturers Life of America will vote shares in accordance with instructions received from contractholders. Contractholders have voting rights with respect to each of the Manulife Portfolios in which they have an interest. Manulife Portfolio shares as to which no voting instructions are received, including shares not attributable to contractholders, will be voted by Manufacturers Life of America in the same proportion as those for which voting instructions are received from contractholders.

         As of October 23, 1996, as shown on the books of MSF, there were issued and outstanding ________ shares of Manulife Money-Market Fund, _____ shares of Manulife International Fund, _____ shares of Manulife Emerging Growth Equity Fund, _____ shares of Manulife Balanced Assets Fund, _____ shares of Manulife Common Stock Fund, _____ shares of Manulife Pacific Rim Emerging Markets Fund, _____ shares of Manulife Real Estate Securities Fund, _____ shares of Manulife Capital Growth Fund and _____ shares of Manulife Equity Index Fund. At that date, all of such MSF shares were held in sub- accounts of the Separate Accounts and will be voted by Manufacturers Life of America.

         The votes of the shareholders of the corresponding NASL Portfolios are not being solicited to approve the Reorganization, since their approval or consent is not required with respect to the Reorganization. Their votes are being solicited, however, in connection with the approval of the Related Changes.

         The Agreement was approved for MSF by unanimous vote of the MSF Board and for NASL by unanimous vote of the NASL Board, including in each case all of the Directors and Trustees, respectively, then serving who were not interested persons of MSF or NASL (other than in their capacity as Directors or Trustees of MSF or NASL, as the case may be).

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The investment objective and policies of each of the NASL Portfolios are set forth below, together with a discussion of the primary differences, if any, from those of the respective corresponding Manulife Portfolios.

         Each NASL Portfolio has a stated investment objective which it pursues through separate investment policies. The differences in objectives and policies among the portfolios can be expected to affect the return of each portfolio and the degree of market and financial risk to which each NASL Portfolio is subject.

         The investment objectives of each NASL Portfolio represent fundamental policies of each such NASL Portfolio and may not be changed without the approval of the holders of a majority of the outstanding shares of the NASL Portfolio. Except for certain investment restrictions, the policies by which a NASL Portfolio seeks to achieve its investment objectives may be changed by the NASL Board without the approval of NASL shareholders.

         The following is a description of the investment objectives and policies of each NASL Portfolio. More complete descriptions of the money market instruments in which the NASL Portfolios may invest and of the options, futures, currency and other derivative transactions that certain NASL Portfolios may engage in are set forth in the Statement of Additional Information. A more complete description of the debt security ratings used by the NASL Portfolios assigned by Moody's Investors Service, Inc. ("Moody's") or Standard and Poor's Corporation ("S&P") is included in the Appendix to this Prospectus/Proxy Statement.

         Because the value of securities and the income derived therefrom may fluctuate according to the earnings of the issuers and changes in economic and market conditions, there can be no assurance that the investment objective of any of the NASL Portfolios will be achieved.

A.       NASL MONEY MARKET TRUST

         The investment objective of the NASL Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. Since October 1, 1996, MAC has managed the NASL Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments of the following types:

         (1) obligations issued or guaranteed as to principal and interest by the United States Government, or any agency or authority controlled or supervised by and acting as an instrumentality of the U.S. Government pursuant to authority granted by Congress (hereinafter "U.S. Government securities"), or obligations of foreign governments including those issued or guaranteed as to principal or interest by the Government of Canada, the government of any province of Canada, or any Canadian or provincial Crown agency (any foreign obligation acquired by NASL will be payable in U.S. dollars);

         (2) certificates of deposit, bank notes, time deposits, Eurodollars, Yankee obligations and bankers' acceptances of U.S. banks, foreign branches of U.S. banks, foreign banks and U.S. savings and loan associations which at the date of investment have capital, surplus and undivided profits as of the date of their most recent published financial statements in excess of $100,000,000 (or less than $100,000,000 if the principal amount of such bank obligations is insured by the Federal Deposit Insurance Corporation or the Saving Association Insurance Fund);

         (3) commercial paper which at the date of investment is rated (or guaranteed by a company whose commercial paper is rated) within the two highest rating categories by any nationally recognized statistical rating organization ("NRSRO") (such as "P-1" or "P-2" by Moody's or "A-1" or "A-2" by S&P) or, if not rated, is issued by a company which MAC acting pursuant to guidelines established by the NASL Board, has determined to be of minimal credit risk and comparable quality;

         (4) corporate obligations maturing in 397 days or less which at the date of investment are rated within the two highest rating categories by any NRSRO (such as "Aa" or higher by Moody's or "AA" or higher by S&P);

         (5) short-term obligations issued by state and local governmental issuers;

         (6) securities that have been structured to be eligible money market instruments such as participation interests in special purpose trusts that meet the quality and maturity requirements in whole or in part due to arrangements for credit enhancement or for shortening effective maturity; and

         (7) repurchase agreements with respect to any of the foregoing obligations.

         Commercial paper may include variable amount master demand notes, which are obligations that permit investment of fluctuating amounts at varying rates of interest. Such notes are direct lending arrangements between the NASL Money Market Trust and the note issuer, and MAC will monitor the creditworthiness of the issuer and its earning power and cash flow, and will also consider situations in which all holders of such notes would redeem at the same time. Variable amount master demand notes are redeemable on demand.

         All of the NASL Money Market Trust's investments will mature in 397 days or less and the portfolio will maintain a dollar-weighted average portfolio maturity of 90 days or less. By limiting the maturity of its investments, the NASL Money Market Trust seeks to lessen the changes in the value of its assets caused by fluctuations in short-term interest rates. In addition, the NASL Money Market Trust will invest only in securities the NASL Board determines present minimal credit risks and which at the time of purchase are "eligible securities" as defined by Rule 2a-7 under the 1940 Act. The NASL Money Market Trust also intends to maintain, to the extent practicable, a constant per share net asset value of $10.00, but there is no assurance that it will be able to do so.

         The NASL Money Market Trust will be subject to certain risks as a result of its ability to invest up to 20% of its assets in foreign securities. These risks are described under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Foreign Securities."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Money Market Trust is not authorized to use any of the various investment strategies referred to under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions."

DIFFERENCES BETWEEN THE NASL MONEY MARKET TRUST AND THE MANULIFE MONEY-MARKET
FUND

========================================================================================================================
         NASL MONEY MARKET TRUST                  MANULIFE MONEY-MARKET FUND                       COMMENT
------------------------------------------------------------------------------------------------------------------------
Authorized to invest in commercial paper    Limits its investments in commercial       The Manulife Money-Market Fund may
rated in the two highest rating categories  paper to the single highest rating         be subject to less risk of default by
by any NRSRO.                               category.                                  commercial paper issuers.
------------------------------------------------------------------------------------------------------------------------
Authorized to invest up to 20% of its       Authorized to invest up to 100% of its     The Manulife Money-Market Fund is
assets in obligations of the government     assets in government obligations,          subject to fewer risks associated with
of any foreign country. Also authorized     but limits such investments to Canadian    foreign investing.
to invest in the obligations of foreign     obligations.  Limits its investments in
banks.                                      bank obligations to those of U.S. banks
                                            and their foreign branches and U.S.
                                            savings and loan associations.
-------------------------------------------------------------------------------------------------------------------------------
Authorized to invest in short-term          Not authorized to make such investments.  The NASL Money Market Trust is
obligations of state and local                                                        subject to additional risks of default by
governmental issuers.                                                                 state and local government issuers.
-------------------------------------------------------------------------------------------------------------------------------
Intends to maintain, to the extent          Does not attempt to maintain a stable     The NASL Money Market Trust
practicable, a constant per share net       net asset value per share.                attempts, to the extent practicable, to
asset value of $10.00.                                                                 provide stability of principal.
===============================================================================================================================

         For a discussion of certain additional differences between the NASL Money Market Trust and the Manulife Money- Market Fund, see "J. Additional Information on Investment Policies and Techniques and Risk Factors."

B.   NASL INTERNATIONAL STOCK TRUST

         The investment objective of the NASL International Stock Trust is long-term growth of capital. Rowe Price-Fleming International, Inc. ("Price-Fleming") manages the NASL International Stock Trust and seeks to attain this objective by investing primarily in common stocks of established, non-U.S. companies. The NASL International Stock Trust expects to invest substantially all of its assets outside the U.S. and to diversify broadly among countries throughout the world--developed, newly industrialized, and emerging. The NASL International Stock Trust will invest in at least three countries outside the United States.

         The NASL International Stock Trust expects to invest substantially all of its assets in common stocks. However, the NASL International Stock Trust may also invest in a variety of other equity-related securities, such as preferred stocks, warrants and convertible securities, as well as corporate and governmental debt securities, when considered consistent with its investment objectives and program. Under normal market conditions, the NASL International Stock Trust's investment in securities other than common stocks is limited to no more than 35% of total assets. However, for temporary defensive purposes, the NASL International Stock Trust may invest all or a significant portion of its assets in U.S. Government and corporate debt obligations. The NASL International Stock Trust will not purchase any debt security which at the time of purchase is rated below investment grade. This would not prevent the NASL International Stock Trust from retaining a security downgraded to below investment grade after purchase.

         The NASL International Stock Trust will hold a certain portion of its assets in U.S. and foreign dollar-denominated money market securities, including repurchase agreements, in the two highest rating categories, maturing in one year or less. For temporary, defensive purposes, the portfolio may invest without limitation in such securities. This reserve position provides flexibility in meeting redemptions, expenses, and the timing of new investments and serves as a short-term defense during periods of unusual market volatility.

         Price-Fleming uses a "bottom-up" approach to stock selection based on fundamental research. A company's prospects for achieving and sustaining above-average, long-term earnings growth is generally the subadviser's primary focus. However, valuation factors, such as price/earnings, price/cash flow, and price/book value are also important considerations. In conjunction with identifying potential stocks for investment, external factors are also reviewed. For example, a country's or region's political, economic, and financial status help shape the outlook for individual stocks and also affect decisions regarding the prudent level of overall exposure to particular areas.

         It is the present intention of Price-Fleming to invest in companies based in (or governments of or within) the Far East (for example, Japan, Hong Kong, Singapore, and Malaysia), Europe (for example, United Kingdom, Germany, Hungary, Poland, Netherlands, France, Spain, and Switzerland), South Africa, Australia, Canada, Latin America, and such other areas and countries as Price-Fleming may determine from time to time.

         In determining the appropriate distribution of investments among various countries and geographic regions, Price-Fleming ordinarily considers the following factors: prospects for relative economic growth between foreign countries; expected levels of inflation; government policies influencing business conditions; the outlook for currency relationships; and the range of individual investment opportunities available to international investors. In analyzing companies for investment, Price-Fleming ordinarily looks for one or more of the following characteristics: an above-average earnings growth per share; high return on invested capital; a healthy balance sheet; sound financial and accounting policies and overall financial strength; strong competitive advantages; effective research and product development and marketing; efficient service; pricing flexibility; strength of management; and general operating characteristics which will enable the companies to compete successfully in their market place.

         While current dividend income is not a prerequisite in the selection of NASL International Stock Trust companies, the companies in which the NASL International Stock Trust invests normally will have a record of paying dividends, and will generally be expected to increase the amounts of such dividends in future years as earnings increase. It is expected that the NASL International Stock Trust's investments will ordinarily be traded on exchanges located at least in the respective countries in which the various issuers of such securities are principally based.

         The NASL International Stock Trust may purchase the securities of certain foreign investment portfolios or trusts called passive foreign investment companies. Such trusts have been the only or primary way to invest in certain countries. In addition to bearing their proportionate share of the trust's expenses (management fees and operating expenses), shareholders will also indirectly bear similar expenses of such trusts. Capital gains on the sale of such holdings are considered ordinary income regardless of how long the NASL International Stock Trust held its investment. In addition, the NASL International Stock Trust may be subject to corporate income tax and an interest charge on certain dividends and capital gains earned from these investments, regardless of whether such income and gains are distributed to shareholders. To avoid such tax and interest, the NASL International Stock Trust intends to treat these securities as sold on the last day of its fiscal year and recognize any gains for tax purposes at that time; losses will not be recognized. Such gains will be considered ordinary income, which the NASL International Stock Trust will be required to distribute even though it has not sold the security.

         The NASL International Stock Trust may also engage in a variety of investment management practices, such as buying and selling futures and options and engaging in foreign currency exchange contracts. The NASL International Stock Trust may invest up to 10% of its total assets in hybrid instruments, which are a type of high-risk derivative which can combine the characteristics of securities, futures and options. For example, the principal amount, redemption or conversion terms of a security could be related to the market price of some commodity, currency or securities index. Such securities may bear interest or pay dividends at below market (or even relatively nominal) rates. The Statement of Additional Information contains a fuller description of such instruments and the risks associated therewith.

         The NASL International Stock Trust will be subject to special risks as a result of its ability to invest up to 100% of its total assets in foreign securities. These include non-dollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S. (such as ADRs). These risks are described under the caption "J. Additional Information on Investment Policies and Techniques and Risk Factors--Foreign Securities." Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL--E. Tax Matters."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL International Stock Trust is currently authorized to use all of the various investment strategies referred to under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions." The Statement of Additional Information contains a description of these strategies and of certain risks associated therewith.

DIFFERENCES BETWEEN THE NASL INTERNATIONAL STOCK TRUST AND THE MANULIFE INTERNATIONAL FUND

===============================================================================================================================
   NASL INTERNATIONAL STOCK TRUST            MANULIFE INTERNATIONAL FUND                           COMMENT
-------------------------------------------------------------------------------------------------------------------------------
Authorized to invest in any country          Although authorized to invest in any The   NASL International Stock Trust may be
other than the United States;                country other than the United States       subject to additional risks associated with
presently intends to invest in               and Canada, does not have a present        investments in South Africa and central
countries including South Africa and         intention to invest in South Africa or     European countries.
central European countries.                  central European countries.
-------------------------------------------------------------------------------------------------------------------------------
Authorized to invest in derivatives to       Authorized to invest in derivatives        Investment in derivatives by the NASL
attempt to increase its income or            only for the purpose of hedging            International Stock Trust for purposes
gains; can invest up to 10% of its           portfolio risks.                           other than hedging involves additional
total assets in hybrid instruments.                                                     risks, as discussed below under "J.
                                                                                        Additional Information on Investment
                                                                                        Policies and Techniques and Risk
                                                                                        Factors-Hedging and Other Strategic
                                                                                        Transactions" and in the Statement of
                                                                                        Additional Information.
-------------------------------------------------------------------------------------------------------------------------------
Expects to invest substantially all of       Invests at least 65% of its total asset    The NASL International Stock Trust may be
its assets in common stocks, and             in common stocks and other types of        subject to additional risks as a result of
limits any investments in other              equity-related securities; invests         investments in the securities of smaller
equity-related securities to 35% of its      primarily in larger-capitalization         companies, such as greater fluctuations in
total assets; has no capitalization          companies.                                 the values of its portfolio securities.
requirement for the companies in
which it invests.
-------------------------------------------------------------------------------------------------------------------------------
Normally invests in companies                States that current income from            Return on an investment in the NASL
having a record of paying dividends;         dividends and interest is not an           International Stock Trust is more likely to
can invest up to 35% of its total            important consideration in selecting       include a current income component.
assets in corporate and governmental         investments. In addition, only invests
debt securities in seeking capital           in non-convertible debt securities for
growth.                                      defensive purposes or pending the
                                             selection of long-term investments.
===============================================================================================================================


         For a discussion of certain additional differences between the NASL International Stock Trust and the Manulife International Fund, see "J. Additional Information on Investment Policies and Techniques and Risk Factors."

C.   NASL EMERGING GROWTH TRUST

         The investment objective of the NASL Emerging Growth Trust is maximum capital appreciation. Warburg Pincus manages the NASL Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies.

         The NASL Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation. Emerging growth companies are small- or medium-sized companies that have passed their start-up phase and that show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

         The NASL Emerging Growth Trust is classified as a non-diversified investment company under the 1940 Act, which means that portfolio is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. As a non-diversified investment company, the NASL Emerging Growth Trust may invest a greater proportion of its assets in the obligations of a small number of issuers and, as a result, may be subject to greater risk with respect to portfolio securities. To the extent that the NASL Emerging Growth Trust assumes large positions in the securities of a small number of issuers, its return may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

         Although under current market conditions the NASL Emerging Growth Trust expects to invest in companies having stock market capitalizations of up to approximately $500 million, the NASL Emerging Growth Trust may invest in emerging growth companies without regard to their market capitalization. Emerging growth companies generally stand to benefit from new products or services, technological developments or changes in management and other factors and include smaller companies experiencing unusual developments affecting their market value. These "special situation companies" include companies that are involved in the following: an acquisition or consolidation; a reorganization; a recapitalization; a merger, liquidation, or distribution of cash, securities or other assets; a tender or exchange offer; a breakup or workout of a holding company; litigation which, if resolved favorably, would improve the value of the company's stock; or a change in corporate control.

         The NASL Emerging Growth Trust may invest up to 20% of its total assets in investment grade debt securities (other than money market obligations) and preferred stocks that are not convertible into common stock for the purpose of seeking capital appreciation. The interest income to be derived may be considered as one factor in selecting debt securities for investment by Warburg Pincus. Because the market value of debt obligations can be expected to vary inversely to changes in prevailing interest rates, investing in debt obligations may provide an opportunity for capital appreciation when interest rates are expected to decline. The success of such a strategy is dependent upon Warburg Pincus' ability to accurately forecast changes in interest rates. The market value of debt obligations may also be expected to vary depending upon, among other factors, the ability of the issuer to repay principal and interest, any change in investment rating and general economic conditions.

         A security will be deemed to be investment grade if it is rated within the four highest grades by Moody's or S&P or, if unrated, is determined to be of comparable quality by Warburg Pincus. Bonds rated in the fourth highest grade may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Subsequent to its purchase by the NASL Emerging Growth Trust, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the NASL Emerging Growth Trust. Neither event will require sale of such securities, although Warburg Pincus will consider such event in its determination of whether the portfolio should continue to hold the securities.

         When Warburg Pincus believes that a defensive posture is warranted, the NASL Emerging Growth Trust may invest temporarily without limit in investment grade debt obligations and in domestic and foreign money market obligations, including repurchase agreements.

         The NASL Emerging Growth Trust is authorized to invest, under normal market conditions, up to 20% of its total assets in domestic and foreign short-term (one year or less remaining to maturity) and medium-term (five years or less remaining to maturity) money market obligations and for temporary defensive purposes may invest in these securities without limit. These instruments consist of obligations issued or guaranteed by the U.S. government or a foreign government, their agencies or instrumentalities; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic or foreign banks, domestic savings and loans and similar institutions) that are high quality investments or, if unrated, deemed by Warburg Pincus to be high quality investments; commercial paper rated no lower than A-2 by S&P or Prime-2 by Moody's or the equivalent from another major rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements with respect to the foregoing.

         Investing in securities of emerging growth and small-sized companies may involve greater risks since these securities may have limited marketability and, thus, may be more volatile. Because small- and medium-sized companies normally have fewer shares outstanding than larger companies, it may be more difficult for the NASL Emerging Growth Trust to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. In addition, small- and medium-sized companies are typically subject to a greater degree of changes in earnings and business prospects than are larger, more established companies. There is typically less publicly available information concerning small- and medium-sized companies than for larger, more established ones. Securities of issuers in "special situations" also may be more volatile, since the market value of these securities may decline in value if the anticipated benefits do not materialize. Although investing in securities of emerging growth companies or "special situations" offers potential for above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies' shares could significantly decline in value. Therefore, an investment in the NASL Emerging Growth Trust may involve a greater degree of risk than an investment in other mutual funds that seek capital appreciation by investing in better-known, larger companies.

         The NASL Emerging Growth Trust will be subject to certain risks as a result of its ability to invest up to 20% of its total assets in the securities of foreign issuers. These risks are described under the caption "J. Additional Information on Investment Policies and Techniques and Risk Factors--Foreign Securities." Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL--E. Tax Matters."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Emerging Growth Trust is currently authorized to use all of the investment strategies referred to under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions." However, it is not presently contemplated that any of these strategies will be used to a significant degree by the NASL Emerging Growth Trust.

DIFFERENCES BETWEEN THE NASL EMERGING GROWTH TRUST AND THE MANULIFE EMERGING GROWTH EQUITY FUND

===============================================================================================================================----
NASL EMERGING GROWTH TRUST           MANULIFE EMERGING GROWTH EQUITY FUND                        COMMENT
-----------------------------------------------------------------------------------------------------------------------------------
Stated fundamental investment        Stated fundamental investment objective is to     Because the NASL Emerging Growth
objective is maximum capital         achieve growth of capital by investing primarily  Trust's description of the types of
appreciation. A description of the   in equity securities of companies believed to     securities in which it will invest is not
types of securities in which the     offer growth potential over both the              contained in its objective, it is non-
NASL Emerging Growth Trust           intermediate and the long term. Objective         fundamental and can be changed by the
will invest therefore is not         therefore includes a description of the types of  NASL Board without shareholder
contained in its objective.          securities in which the Manulife Emerging         approval, unlike the description of the
                                     Growth Trust will invest.                         types of securities in which the Manulife
                                                                                       Emerging Growth Equity Fund invests.
-----------------------------------------------------------------------------------------------------------------------------------
The NASL Emerging Growth             The Manulife Emerging Growth Equity Fund is       The NASL Emerging Growth Trust may
Trust is non-diversified.            diversified, and therefore is subject to a        have a larger position in a single issuer,
                                     fundamental investment limitation that,           and its investment return may be
                                     with respect to 75% of its total assets, no       dependent upon the performance of a
                                     more than 5% may be invested in the securities    smaller number of securities, than is the
                                     of any one issuer, subject to certain             case with a diversified portfolio like the
                                     exceptions.                                       Manulife Emerging Growth Equity Fund. The
                                                                                       NASL Emerging Growth Trust therefore may
                                                                                       be more susceptible to any single economic,
                                                                                       political or regulatory  occurrence than the
                                                                                       Manulife Emerging Growth Equity Fund.
-----------------------------------------------------------------------------------------------------------------------------------
Authorized to invest up to 20% of    Authorized to invest without limitation in a      The NASL Emerging Growth Trust may
its total assets in a wide variety   much narrower range of securities of foreign      be subject to additional risks associated
of foreign securities.               issuers.                                          with foreign investing. See "J.
                                                                                       Additional Information on Investment
                                                                                       Policies and Techniques and Risk
                                                                                       Factors--Foreign Securities."
-----------------------------------------------------------------------------------------------------------------------------------
Invests primarily in common          Invests primarily in common stocks and            The NASL Emerging Growth Trust may
stocks and warrants, but is          securities convertible into or carrying           be exposed to interest rate and credit
authorized to invest up to 20% of    rights or warrants to purchase common stock       quality risks not applicable to the
its total assets in investment       or participate in earnings, and does not          Manulife Emerging Growth Equity Fund. In
grade debt securities and            invest in investment grade debt securities        addition, the return on an investment in the
non-convertible preferred stock in   or non-convertible preferred stock under          NASL Emerging Growth Trust is more likely to
seeking capital appreciation and     normal market conditions. Current income is       include a current income component.
may consider income as a factor in   not a significant consideration in making
making such investments.             investments.
-----------------------------------------------------------------------------------------------------------------------------------

NASL EMERGING GROWTH TRUST            MANULIFE EMERGING GROWTH EQUITY FUND           COMMENT
-----------------------------------------------------------------------------------------------------------------------------------
Authorized to invest in derivatives   Not authorized to invest in derivatives.       To the extent the NASL Emerging
for the purpose of hedging                                                           Growth Trust invests in derivatives for
portfolio risks, but does not                                                        hedging purposes, it will be subject to
presently contemplate that it will                                                   the risks discussed below under "J.
do so to a significant degree.                                                       Additional Information on Investment
                                                                                     Policies and Techniques and Risk
                                                                                     Factors-Hedging and Other Strategic
                                                                                     Transactions" and in the Statement of
                                                                                     Additional Information.
===============================================================================================================================


         For a discussion of certain additional differences between the NASL Emerging Growth Trust and the Manulife Emerging Growth Fund, see "J. Additional Information on Investment Policies and Techniques and Risk Factors."

D.   NASL BALANCED TRUST

         The investment objective of the NASL Balanced Trust is current income and capital appreciation. Founders is the manager of the NASL Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

         Normally, the NASL Balanced Trust will invest a significant percentage (up to 75%) of its total assets in common stocks, convertible corporate obligations, and preferred stocks. The NASL Balanced Trust emphasizes investment in dividend-paying common stocks with the potential for increased dividends, as well as capital appreciation. The NASL Balanced Trust also may invest in non-dividend paying companies if, in Founders' opinion, they offer better prospects for capital appreciation.

         The NASL Balanced Trust may invest in convertible securities, preferred stocks, bonds, debentures, and other corporate obligations when Founders believes that these investments offer opportunities for capital appreciation. Current income is also a factor in the selection of these securities.

         The NASL Balanced Trust will maintain a minimum of 25% of its total assets in fixed-income, investment-grade securities rated Baa or higher by Moody's or BBB or higher by S&P. There is, however, no limit on the amount of straight debt securities in which the NASL Balanced Trust may invest. Up to 5% of the NASL Balanced Trust's total assets may be invested in lower-grade (Ba or less by Moody's, BB or less by S&P) or unrated straight debt securities, generally referred to as junk bonds, where Founders determines that such securities present attractive opportunities. The NASL Balanced Trust will not invest in securities rated lower than B. Securities rated B generally lack characteristics of a desirable investment and are deemed speculative with respect to the issuer's capacity to pay interest and repay principal over a long period of time.

         The NASL Balanced Trust may also invest in convertible corporate obligations and preferred stocks. Convertible securities and preferred stocks purchased by the NASL Balanced Trust may be rated in medium and lower categories by Moody's or S&P (Ba or lower by Moody's and BB or lower by S&P) but will not be rated lower than B. The NASL Balanced Trust may also invest in unrated convertible securities and preferred stocks in instances in which Founders believes that the financial condition of the issuer or the protection afforded by the terms of the securities limits risk to a level similar to that of securities eligible for purchase by the NASL Balanced Trust rated in categories no lower than B. At no time will the NASL Balanced Trust have more than 5% of its total assets invested in any fixed-income securities which are unrated or are rated below investment grade either at the time of purchase or as a result of a reduction in rating after purchase. The NASL Balanced Trust is not required to dispose of debt securities whose ratings are downgraded below these ratings subsequent to the NASL Balanced Trust's purchase of the securities, unless such a disposition is necessary to reduce the NASL Balanced Trust's holdings of such securities to less than 5% of its total assets. See "J. Additional Information on Investment Policies and Techniques and Risk Factors--High Yield (High Risk) Securities." A description of the ratings used by Moody's and S&P is set forth in the Appendix to this Prospectus/Proxy Statement.

         Up to 100% of the assets of the NASL Balanced Trust may be invested temporarily in U.S. Government obligations, commercial paper, bank obligations, repurchase agreements, and negotiable U.S. dollar-denominated obligations of domestic and foreign branches of U.S. depository institutions, U.S. branches of foreign depository institutions, and foreign depository institutions, in cash, or in other cash equivalents, if Founders determines it to be appropriate for purposes of enhancing liquidity or preserving capital in light of prevailing market or economic conditions. The NASL Balanced Trust may also acquire certificates of deposit and bankers' acceptances of banks which meet criteria established by the NASL Board. While the NASL Balanced Trust is in a defensive position, the opportunity to achieve capital growth will be limited, and, to the extent that this assessment of market conditions is incorrect, the NASL Balanced Trust will be foregoing the opportunity to benefit from capital growth resulting from increases in the value of equity investments.

         The NASL Balanced Trust may invest without limit in ADRs and up to 30% of its total assets in foreign securities (other than ADRs). The NASL Balanced Trust will not invest more than 25% of its total assets in the securities of any one country.

         The NASL Balanced Trust will be subject to special risks as a result of its ability to invest up to 30% of its total assets in foreign securities, excluding ADRs. These risks are described under the caption "J. Additional Information on Investment Policies and Techniques and Risk Factors --Foreign Securities." Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL--E. Tax Matters" in this Prospectus/Proxy Statement.

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Balanced Trust is currently authorized to use all of the various investment strategies referred to under "Hedging and Other Strategic Transactions." The Statement of Additional Information contains a description of these strategies and of certain risks associated therewith.

DIFFERENCES BETWEEN THE NASL BALANCED TRUST AND THE MANULIFE BALANCED ASSETS
FUND

===============================================================================================================================----
           NASL BALANCED TRUST                   MANULIFE BALANCED ASSETS FUND                        COMMENT
-----------------------------------------------------------------------------------------------------------------------------------
Stated fundamental investment              Stated fundamental investment             Because the NASL Balanced Trust's
objective is current income and capital    objective is to achieve intermediate      investment approach is not contained
appreciation. A description of the         and long-term growth through capital      in its objective, it is non-fundamental
NASL Balanced Trust's investment           appreciation and income by investing      and can be changed by the NASL
approach therefore is not contained in     in both debt and equity securities.       Board without shareholder approval,
its objective.                             Objective therefore includes the          unlike the investment approach of the
                                           investment horizon of the Manulife        Manulife Balanced Assets Fund.
                                           Balanced Assets Fund and the general
                                           categories of securities in which it will
                                           invest.
-----------------------------------------------------------------------------------------------------------------------------------
Authorized to invest up to 5% of its       Does not invest in debt securities rated  The NASL Balanced Trust will be
total assets in debt securities rated as   below investment grade (BBB).             subject to greater risk of default by
low as B and unrated securities of                                                   the issuers of junk bonds to the extent
similar quality.                                                                     that it makes such investments. See
                                                                                     "J. Additional Information on
                                                                                     Investment Policies and Techniques
                                                                                     and Risk Factors-High Yield (High
                                                                                     Risk) Securities."
-----------------------------------------------------------------------------------------------------------------------------------
Authorized to invest up to 30% of its      Authorized to invest without limitation   The NASL Balanced Trust may be
total assets in a wide variety of          in a much narrower range of securities    subject to additional risks associated
foreign securities.                        of foreign issuers.                       with foreign investing. See "J.
                                                                                     Additional Information on Investment
                                                                                     Policies and Techniques and Risk
                                                                                     Factors-Foreign Securities."
-----------------------------------------------------------------------------------------------------------------------------------

      NASL BALANCED TRUST                    MANULIFE BALANCED ASSETS FUND                    COMMENT
-----------------------------------------------------------------------------------------------------------------------------------
Normally will invest up to 75% of its      Will at all times invest at least 25% of  The NASL Balanced Trust is required
total assets in common stocks,             its assets in debt securities and         to invest at least 25% of its total
convertible corporate obligations and      preferred stocks and at least 25% of its  assets in fixed-income securities at all
preferred stocks, and will maintain a      assets in common stocks.                  times, and therefore may have greater
minimum of 25% of its total assets in                                                exposure to interest rate and credit
fixed-income securities.                                                             quality risks in adverse market conditions.
-------------------------------------------------------------------------------------------------------------------------------
Authorized to invest in derivatives for    Not authorized to invest in derivatives.  To the extent the NASL Balanced
the purpose of hedging portfolio risks.                                              Trust invests in derivatives for
                                                                                     hedging purposes, it will be subject to the
                                                                                     risks discussed below under "J. Additional
                                                                                     Information on  Investment Policies and
                                                                                     Techniques and Risk Factors--Hedging and Other
                                                                                     Strategic Transactions" and in the Statement of
                                                                                     Additional Information.
===============================================================================================================================

         For a discussion of certain additional differences between the NASL Real Balanced Trust and the Manulife Balanced Assets Fund, see "J. Additional Information on Investment Policies and Techniques and Risk Factors."

E. NASL COMMON STOCK TRUST

         The investment objective of the NASL Common Stock Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return. MAC manages the NASL Common Stock Trust.

         In pursuit of its objective, the NASL Common Stock Trust will invest principally in common stocks or in securities convertible into common stocks or carrying rights or warrants to purchase common stock or to participate in earnings. In selecting investments, emphasis will be placed on companies with good financial resources, strong balance sheets, satisfactory rates of return on capital, good industry positions, superior management skills, and earnings that tend to grow consistently. The NASL Common Stock Trust's investments are not limited to any particular type or size of company, but high-quality growth stocks are emphasized.

         Investments will be made primarily in securities listed on national securities exchanges, but the NASL Common Stock Trust may purchase securities traded in the United States over-the-counter market. When, in the opinion of management, market or economic conditions warrant a defensive posture, the NASL Common Stock Trust may place all or a portion of its assets in fixed-income securities. The NASL Common Stock Trust may also maintain a portion of its assets in cash or short-term debt securities pending selection of particular long-term investments. The NASL Common Stock Trust may purchase securities on a forward-commitment, when-issued or delayed-delivery basis.

         The NASL Common Stock Trust will be subject to certain risks as a result of its ability to invest up to 100% of its total assets in the following types of foreign securities: (i) U.S. dollar denominated obligations of foreign branches of U.S. banks, (ii) securities represented by ADRs listed on a national securities exchange or traded in the U.S. over-the-counter market, (iii) securities of a corporation organized in a jurisdiction other than the U.S. and listed on the New York Stock Exchange or NASDAQ or (iv) securities denominated in U.S. dollars but issued by non U.S. issuers and issued under U.S. federal securities regulations (for example, U.S. dollar denominated obligations issued or guaranteed as to principal or interest by the Government of Canada or any Canadian Crown agency). These risks are described under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Foreign Securities." Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL--E. Tax Matters."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Common Stock Trust does not presently use any of the investment strategies referred to under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions."

DIFFERENCES BETWEEN THE NASL COMMON STOCK TRUST AND THE MANULIFE COMMON STOCK
FUND

         Because the NASL Common Stock Trust has been created for the purpose of operating as a successor to the Manulife Common Stock Fund in connection with the Reorganization, the investment policies and restrictions of the NASL Common Stock Trust and the Manulife Common Stock Fund are substantially identical, except for certain differences discussed below under "J. Additional Information on Investment Policies and Techniques and Risk Factors."

F.   NASL PACIFIC RIM EMERGING MARKETS TRUST

         The investment objective of the NASL Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. MAC manages the NASL Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region. Current income from dividends and interest will not be an important consideration in the selection of portfolio securities.

         In pursuit of its investment objective, the NASL Pacific Rim Emerging Markets Trust will vary the geographical distribution of its investments based upon the continuous evaluation of political, economic and market trends throughout the world. Investments will be shifted among the world's capital markets in accordance with the ongoing analyses of trends and developments affecting such markets and securities. The NASL Pacific Rim Emerging Markets Trust will invest primarily in companies domiciled in potentially all countries of the Pacific Rim region. As used herein, the countries of the Pacific Rim region are India, Pakistan, Japan, Hong Kong, Singapore, Malaysia, Thailand, Indonesia, Australia, South Korea, Taiwan, Philippines, New Zealand and China.

         The NASL Pacific Rim Emerging Markets Trust will, under normal conditions, invest at least 65% of its net assets in common stocks and equity-related securities of established larger-capitalization non-U.S. companies that have attractive long-term prospects for growth of capital. Equity-related securities in which the NASL Pacific Rim Emerging Markets Trust may invest include: preferred stocks, warrants and securities convertible into or exchangeable into common stocks.

         The NASL Pacific Rim Emerging Markets Trust will invest in the securities of issuers domiciled or primarily traded in at least five foreign countries if it has invested at least 80% of its net assets in foreign issuers. If the NASL Pacific Rim Emerging Markets Trust has less than 20% of its net assets in foreign issuers, then all of such investment may be in issuers domiciled or primarily traded in one country. If the NASL Pacific Rim Emerging Markets Trust has at least 20% but less than 40% of its net assets in foreign issuers, then such investment must be allocated to issuers domiciled or primarily traded in at least two foreign countries. Similarly, if the NASL Pacific Rim Emerging Markets Trust has at least 40% but less than 60% of its net assets invested in foreign issuers, such investment must be allocated to at least three foreign countries. Foreign investments must be allocated to at least four foreign countries if such investments comprise at least 60% but less than 80% of the NASL Pacific Rim Emerging Markets Trust's net assets.

         The NASL Pacific Rim Emerging Markets Trust will not invest more than 20% of its net assets in securities of issuers domiciled or primarily traded in any one country, except that it may invest up to 35% of its net assets in issuers domiciled or primarily traded in any one of the following countries:
Australia, France, Japan, the United Kingdom, or Germany.

         The NASL Pacific Rim Emerging Markets Trust may, for defensive purposes, invest all or a portion of its assets in non-convertible fixed income securities denominated in U.S. and non-U.S. dollars. These non-convertible fixed income securities will include debt of corporations, foreign governments and supranational organizations. The NASL Pacific Rim Emerging Markets Trust may also maintain a portion of its assets in cash or short term debt securities pending the selection of certain long-term investments.

         The NASL Pacific Rim Emerging Markets Trust will be subject to special risks as a result of its ability to invest up to 100% of its total assets in foreign securities. These risks are described under the caption "J. Additional Information on Investment Policies and Techniques and Risk Factors --Foreign Securities." Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL--E. Tax Matters."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Pacific Rim Emerging Markets Trust may also purchase and sell the following equity-related financial instruments: exchange-listed call and put options on equity indices, over-the-counter ("OTC") and exchange-listed equity index futures, OTC and exchange-listed call and put options on various currencies in the portfolio, and OTC foreign currency futures contracts on various currencies in the NASL Pacific Rim Emerging Markets Trust. The Statement of Additional Information contains a description of these strategies and of certain risks associated therewith.

DIFFERENCES BETWEEN THE NASL PACIFIC RIM EMERGING MARKETS TRUST AND THE MANULIFE PACIFIC RIM EMERGING MARKETS FUND

         Because the NASL Pacific Rim Emerging Markets Trust has been created for the purpose of operating as a successor to the Manulife Pacific Rim Emerging Markets Fund in connection with the Reorganization, the investment policies and restrictions of the NASL Pacific Rim Emerging Markets Trust and the Manulife Pacific Rim Emerging Markets Fund are substantially identical, except for certain differences discussed below under "J. Additional Information on Investment Policies and Techniques and Risk Factors."

G.   NASL REAL ESTATE SECURITIES TRUST

         The investment objective of the NASL Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the NASL Real Estate Securities Trust and seeks to attain this objective by investing principally in real estate investment trust equity and debt securities and other securities issued by companies which invest in real estate or interests therein.

         The NASL Real Estate Securities Trust may also purchase the common stocks, preferred stocks, convertible securities and bonds of companies operating in industry groups relating to the real estate industry. This would include companies engaged in the development of real estate, building and construction, and other market segments related to real estate. The NASL Real Estate Securities Trust will not invest directly in real property nor will it purchase mortgage notes directly.

         Under normal circumstances, at least 65% of the value of the NASL Real Estate Securities Trust's total assets will be invested in real estate related equity and debt securities. When, in the opinion of MAC, market or economic conditions warrant a defensive posture, the NASL Real Estate Securities Trust may place all or a portion of its assets in fixed-income securities which may or may not be real estate debt related securities. The NASL Real Estate Securities Trust may also maintain a portion of its assets in cash or short-term debt securities pending selection of particular long-term investments. The NASL Real Estate Securities Trust may purchase securities on a forward-commitment, when-issued or delayed-delivery basis. For a discussion of these securities, see the discussion under "J. Additional Information on Investments Policies and Techniques and Risk Factors--When-Issued Securities" ("Forward Commitments").

         The NASL Real Estate Securities Trust will be subject to certain risks as a result of its ability to invest up to 100% of its total assets in the following types of foreign securities: (i) U.S. dollar denominated obligations of foreign branches of U.S. banks, (ii) securities represented by ADRs listed on a national securities exchange or traded in the U.S. over-the-counter market,
(iii) securities of a corporation organized in a jurisdiction other than the U.S. and listed on the New York Stock Exchange or NASDAQ or (iv) securities denominated in U.S. dollars but issued by non U.S. issuers and issued under U.S. federal securities regulations (for example, U.S. dollar denominated obligations issued or guaranteed as to principal or interest by the Government of Canada or any Canadian Crown agency). These risks are described under the caption "J. Additional Information on Investment Policies and Techniques and Risk Factors--Foreign Securities" in this Prospectus/Proxy Statement. Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL-E. Tax Matters."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Real Estate Securities Trust does not presently use any of the investment strategies referred to under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions."

DIFFERENCES BETWEEN THE NASL ESTATE SECURITIES TRUST AND THE MANULIFE REAL ESTATE SECURITIES FUND

         Because the NASL Real Estate Securities Trust has been created for the purpose of operating as a successor to the Manulife Real Estate Securities Fund in connection with the Reorganization, the investment policies and restrictions of the NASL Real Estate Securities Trust and the Manulife Real Estate Securities Fund are substantially identical, except for certain differences discussed below under "J. Additional Information on Investment Policies and Techniques and Risk Factors."

H.   NASL CAPITAL GROWTH BOND TRUST

         The investment objective of the NASL Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the NASL Capital Growth Bond Trust.

         The NASL Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income. Opportunities for capital appreciation will usually exist only when the levels of prevailing interest rates are falling. During periods when MAC expects interest rates to decline, the portfolio will invest primarily in intermediate-term and long-term corporate and government debt securities. However, during periods when MAC expects interest rates to rise or believes that market or economic conditions otherwise warrant such action, the portfolio may invest substantially all of its assets in short-term debt securities to preserve capital and maintain income. The portfolio may also maintain a portion of its assets temporarily in cash or short-term debt securities pending selection of particular long-term investments.

         The NASL Capital Growth Bond Trust will be carefully positioned in relation to the term of debt obligations and the anticipated movement of interest rates. It is contemplated that at least 75% of the value of the NASL Capital Growth Bond Trust's total investment in corporate debt securities, excluding commercial paper, will be represented by debt securities which have, at the time of purchase, a rating within the four highest grades as determined by Moody's (Aaa, Aa, A or Baa), S&P's (AAA, AA, A or BBB), or Fitch's Investors Service ("Fitch's") (AAA, AA, A or BBB) and debt securities of banks and other issuers which, although not rated as a matter of policy by either Moody's, S&P's, or Fitch's, are considered by MAC to have investment quality comparable to securities receiving ratings within such four highest grades. Although the portfolio does not intend to acquire or hold debt securities of below investment-grade quality, shareholders should note that even bonds of the lowest categories of investment-grade quality may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher-grade bonds. It should be further noted that should an obligation in the NASL Capital Growth Bond Trust drop below investment grade, the NASL Capital Growth Bond Trust will make every effort to dispose of it promptly so long as to do so would not be detrimental to the NASL Capital Growth Bond Trust.

         Government obligations in which the NASL Capital Growth Bond Trust may invest will be limited to those issued or guaranteed as to principal or interest by the United States Government or its agencies or instrumentalities or by the Government of Canada or any Canadian Crown agency. Any Canadian obligation acquired by the NASL Capital Growth Bond Trust will be payable in U.S. dollars. The NASL Capital Growth Bond Trust may purchase securities on a forward-commitment, when-issued or delayed-delivery basis.

         The NASL Capital Growth Bond Trust may purchase corporate debt securities which carry certain equity features, such as conversion or exchange rights or warrants for the acquisition of stock of the same or a different issuer or participations based on revenues, sales, or profits. The NASL Capital Growth Bond Trust will not exercise any such conversion, exchange or purchase rights if, at the time, the value of all equity interests so owned would exceed 10% of the value of the NASL Capital Growth Bond Trust's total assets.

         The NASL Capital Growth Bond Trust will be subject to certain risks as a result of its ability to invest up to 100% of its total assets in the following types of foreign securities: (i) U.S. dollar denominated obligations of foreign branches of U.S. banks, (ii) securities represented by American Depositary Receipts listed on a national securities exchange or traded in the U.S. over-the-counter market, (iii) securities of a corporation organized in a jurisdiction other than the U.S. and listed on the New York Stock Exchange or NASDAQ ("Interlisted Securities") or (iv) securities denominated in U.S. dollars but issued by non U.S. issuers and issued under U.S. federal securities regulations (for example, U.S. dollar denominated obligations issued or guaranteed as to principal or interest by the Government of Canada or any Canadian Crown agency). These risks are described under the caption "J. Additional Information on Investment Policies and Techniques--Foreign Securities." Moreover, substantial investments in foreign securities may have adverse tax implications as described under "Additional Information About NASL--E. Tax Matters."

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Capital Growth Bond Trust does not presently use any of the investment strategies referred to under "J. Additional Information on Investment Policies and Techniques--Hedging and Other Strategic Transactions."

DIFFERENCES BETWEEN THE NASL CAPITAL GROWTH BOND TRUST AND THE MANULIFE CAPITAL GROWTH BOND FUND

         Because the NASL Capital Growth Bond Trust has been created for the purpose of operating as a successor to the Manulife Capital Growth Bond Fund in connection with the Reorganization, the investment policies and restrictions of the NASL Capital Growth Bond Trust and the Manulife Capital Growth Bond Fund are substantially identical, except for certain differences discussed below under "J. Additional Information on Investment Policies and Techniques and Risk Factors."

I.   NASL EQUITY INDEX TRUST

         The investment objective of the NASL Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index (the "Index"). MAC manages the NASL Equity Index Trust.

         The NASL Equity Index Trust is designed to provide an economical and convenient means of maintaining a widely diversified investment in the United States equity market as part of an overall investment strategy. The NASL Equity Index Trust uses the Index as its standard performance comparison because it represents more than 70% of the total market value of all publicly traded common stocks in the United States and is widely viewed among investors as representative of the performance of publicly traded common stocks in the United States.

         The Index is composed of 500 selected common stocks, over 95% of which are listed on the New York Stock Exchange. The Index is an unmanaged index of common stock prices. The performance of the Index is based on changes in the prices of stocks comprising the Index and assumes the reinvestment of all dividends paid on such stocks. Taxes, brokerage, commissions and other fees are disregarded in computing the level of the Index. Standard & Poor's selects the stocks to be included in the Index on a proprietary basis but does incorporate such factors as the market capitalization and trading activity of each stock and its adequacy as representative of stocks in a particular industry group. Stocks in the Index are weighted according to their market capitalization (i.e., the number of shares outstanding multiplied by the stock's current price).1

         The Index fluctuates in value with changes in the market value of the 500 stocks included in the Index at any point in time. An investment in the NASL Equity-Index Trust involves risks similar to the risks of investing directly in the stocks included in the Index.

         MAC will not attempt to "manage" the NASL Equity Index Trust in the traditional portfolio management sense which generally involves the buying and selling of securities based upon investment analysis of economic, financial and market factors. Instead, the NASL Equity Index Trust, utilizing a "passive" or "indexing" investment approach, attempts to duplicate the performance of the Index. The adverse financial situation of a company will not directly result in its elimination from the NASL Equity Index Trust unless, of course, the company in question is removed from the Index. Conversely, the projected superior financial performance of a company would not normally lead to an increase in the NASL Equity Index Trust's holdings of the company. Under normal circumstances, the net assets of the NASL Equity Index Trust will be invested in any combination of the following investments: 1) representative common stocks, 2) Standard & Poor's 500 Futures Contracts and 3) Standard & Poor's Depository Receipts (R).

         With regard to the portion of the NASL Equity Index Trust invested in common stocks, the method used to select investments for the NASL Equity Index Trust involves investing in common stocks in approximately the order of their respective market value weightings in the Index, beginning with those having the highest weightings. For diversification purposes, the NASL Equity Index Trust can purchase stocks with smaller weightings in order to represent other sectors of the Index. The NASL Equity Index Trust will invest only in those stocks, and in such amounts, as MAC deems necessary and appropriate in order for the NASL Equity Index Trust to approximate the performance of the Index.

         There is no minimum or maximum number of stocks included in the Index which the NASL Equity Index Trust must hold. Under normal circumstances, it is expected that the portion of the NASL Equity Index Trust invested in stocks would

--------
(1) "Standard & Poor's (R)", "S&P 500 (R)", "S&P (R)", "Standard & Poor's 500 (R)" and "500" are trademark's of McGraw-Hill, Inc.

hold between 300 and 500 different stocks included in the Index. The NASL Equity Index Trust may compensate for the omission of a stock that is included in the Index, or for purchasing stocks in other than the same proportion that they are represented in the Index, by purchasing stocks that are believed to have characteristics that correspond to those of the omitted stocks. The NASL Equity Index Trust may invest in short-term debt securities to maintain liquidity or pending investment in stocks or Standard & Poor's Stock Index Futures Contracts (S&P 500 Futures Contracts).

         Tracking error is measured by the difference between the total return for the Index and the total return for the NASL Equity Index Trust after deductions of fees and expenses. All tracking error deviations are reviewed to determine the effectiveness of investment policies and techniques. Tracking error is reviewed at least weekly and more frequently if such a review is indicated by significant cash balance changes, market conditions or changes in the composition of the Index. If deviation accuracy is not maintained, the NASL Equity Index Trust will rebalance its composition by selecting securities which, in the opinion of MAC, will provide a more representative sampling of the capitalization of the securities in the Index as a whole or a more representative sampling of the sector diversification in the Index.

         S&P licenses certain trademarks and trade names to NASL but disclaims any responsibility or liability to NASL and its shareholders.

         The NASL Equity Index Trust is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the shareholders of the NASL Equity Index Trust or any member of the public regarding the advisability of investing in securities generally or in the NASL Equity Index Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to NASL is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to NASL or the NASL Equity Index Trust. S&P has no obligation to take the needs of NASL or the shareholders of the NASL Equity Index Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of shares of the NASL Equity Index Trust or the timing of the issuance or sale of the shares of the NASL Equity Index Trust or in the determination or calculation of the equation by which shares of the NASL Equity Index Trust are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the NASL Equity Index Trust.

         S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by NASL, shareholders of the NASL Equity Index Trust, or any other person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

USE OF HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The NASL Equity Index Trust may (i) invest any portion of its net assets in S&P 500 Futures Contracts until the NASL Equity Index Trust reaches $25 million in net assets and (ii) once the NASL Equity Index Trust reaches $25 million in net assets, invest no more than 20% of its net assets in S&P 500 Futures Contracts. A description of this investment strategy appears under "J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions" below in this Prospectus/Proxy Statement and under "Hedging and Other Strategic Transactions" in the Statement of Additional Information.

DIFFERENCES BETWEEN THE NASL EQUITY INDEX TRUST AND THE MANULIFE EQUITY INDEX
FUND

         Because the NASL Equity Index Trust has been created for the purpose of operating as a successor to the Manulife Equity Index Fund in connection with the Reorganization, the investment policies and restrictions of the NASL Equity Index Trust and the Manulife Equity Index Fund are substantially identical, except for certain differences discussed below under "J. Additional Information on Investment Policies and Techniques and Risk Factors."

J.   ADDITIONAL INFORMATION ON INVESTMENT POLICIES AND TECHNIQUES AND RISK
     FACTORS

INVESTMENT RESTRICTIONS GENERALLY

         NASL is subject to a number of restrictions in pursuing its investment objectives and policies. Except as noted, the Manulife Portfolios are subject to similar restrictions. The following is a brief summary of certain restrictions that may be of interest to contractholders. Some of these restrictions are subject to exceptions not stated here. Such exceptions and a complete list of the investment restrictions applicable to the individual NASL Portfolios and to NASL are set forth in the Statement of Additional Information under the caption "Investment Restrictions." Except for the restrictions specifically identified as fundamental, all investment restrictions described in this Prospectus/Proxy Statement and in the Statement of Additional Information are not fundamental, so that the NASL Board may change them without shareholder approval. Fundamental policies may not be changed without the affirmative vote of a majority of the outstanding voting securities.

         There are also diversification and other requirements for all of the NASL Portfolios imposed by the federal tax laws, as described under "Additional Information about NASL--E. Tax Matters." The Manulife Portfolios are subject to the same requirements.

INDUSTRY CONCENTRATION

         NASL Portfolios. As a matter of fundamental policy, each NASL Portfolio other than the NASL Real Estate Securities Trust is prohibited from investing more than 25% of its total assets in the securities of issuers having their principal activities in any particular industry (with exceptions for U.S. Government securities and obligations of domestic branches of U.S. banks and savings and loan associations).

         Manulife Portfolios. While the corresponding Manulife Portfolios are subject to a similar fundamental policy, NASL, unlike MSF, has determined to forego the exclusion with respect to obligations of domestic branches of U.S. savings and loan associations and to limit the exclusion with respect to obligations of domestic branches of U.S. banks to the NASL Money Market Trust.

BORROWING

         NASL Portfolios. Each NASL Portfolio, as a matter of fundamental policy, is prohibited from borrowing money, except for temporary or emergency purposes (but not for leveraging) and then not in excess of 33 1/3% of the value of the total assets of a NASL Portfolio at the time the borrowing is made. In addition, each NASL Portfolio, as a matter of fundamental policy, may borrow in connection with reverse repurchase agreements, mortgage dollar rolls and other similar transactions. Reverse repurchase agreements and mortgage dollar rolls may be considered a form of borrowing and will be treated as a borrowing for purposes of the restriction on borrowing in excess of 33 1/3% of the value of the total assets of a NASL Portfolio. A NASL Portfolio will not purchase securities while borrowings (other than reverse repurchase agreements, mortgage dollar rolls and similar transactions) exceed 5% of total assets.

         Manulife Portfolios. In contrast, each Manulife Portfolio, as a matter of fundamental policy, is prohibited from borrowing money except from banks for temporary or emergency purposes. As a matter of fundamental policy, borrowing by a Manulife Portfolio may not exceed 10% of the value of such Manulife Portfolio's total assets at the time the borrowing is made. In addition, each Manulife Portfolio other than the Manulife International Fund and Manulife Pacific Rim Emerging Markets Fund is subject to a fundamental investment restriction which prohibits additional investments during any period that its borrowings exceed 5% of the value of its total assets.

ISSUER DIVERSIFICATION

         NASL Portfolios. Each of the NASL Portfolios other than the NASL Emerging Growth Trust is prohibited as a matter of fundamental policy from purchasing securities of any issuer if the purchase would cause more than 5% of the value of a NASL Portfolio's total assets to be invested in the securities of any one issuer (excluding U.S. Government securities and bank obligations) or cause more than 10% of the voting securities of the issuer to be held by a NASL Portfolio, except that up to 25% of the value of each NASL Portfolio's total assets (except the NASL Money Market Trust) may be invested without regard to this restriction.

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
         Manulife Portfolios. A similar fundamental investment restriction applies to each of the Manulife Portfolios, including the Manulife Emerging Growth Fund.

INVESTMENTS IN REAL ESTATE-RELATED SECURITIES

         NASL Portfolios. As a matter of fundamental policy, each NASL Portfolio may not purchase or sell real estate, except that each NASL Portfolio may invest in securities issued by companies which invest in real estate or interests therein and each of the NASL Portfolios other than the NASL Money Market Trust may invest in mortgages and mortgage backed securities.

         Manulife Portfolios. Each Manulife Portfolio is subject to a similar fundamental investment restriction, except that only the Manulife Balanced Assets Fund may invest in mortgage backed securities.

INVESTMENTS IN COMMODITIES

         NASL Portfolios. Each NASL Portfolio is subject to a fundamental investment restriction which prohibits the purchase and sale of commodities or commodity contracts, except that each NASL Portfolio other than the NASL Money Market Trust may purchase and sell futures contracts on financial indices and options on such futures contracts and may purchase and sell futures contracts on foreign currencies and options on such futures contracts, and the NASL Equity Index Trust may purchase and sell S&P 500 Stock Index Futures Contracts.

         Manulife Portfolios. The corresponding Manulife Portfolios are similarly restricted as a matter of fundamental policy, but only the Manulife International Fund and Manulife Pacific Rim Emerging Markets Fund are provided with similar exceptions from such restriction.

INVESTMENTS IN ILLIQUID SECURITIES

         NASL Portfolios. Restrictions that apply to all NASL Portfolios and that are not fundamental include a prohibition on knowingly investing more than 15% of the net assets of a NASL Portfolio (10% in the case of the Money Market Trust) in "illiquid" securities (including repurchase agreements maturing in more than seven days but excluding master demand notes).

         Manulife Portfolios. In contrast, each of the Manulife Portfolios other than the Manulife International Fund and Manulife Pacific Rim Emerging Markets Fund is prohibited as a matter of nonfundamental policy from knowingly investing in securities or other investments, including repurchase agreements maturing in more than seven days, that are subject to legal or contractual restrictions upon resale or are otherwise not readily marketable.

PLEDGING ASSETS

         NASL Portfolios. Each NASL Portfolio is prohibited as a matter of nonfundamental policy from pledging, hypothecating, mortgaging or transferring more than 10% of its total assets as security for indebtedness (except that the applicable percent is 33 1/3% in the case of the NASL International Stock Trust and 15% in the case of the NASL Balanced Trust).

         Manulife Portfolios. Each Manulife Portfolio is subject to a similar nonfundamental investment restriction, except that the applicable percent limitation is 10% for every Manulife Portfolio.

INVESTMENTS IN OTHER FUNDS

         NASL Portfolios. As a matter of nonfundamental policy, each NASL Portfolio may not purchase securities of other investment companies, other than in connection with a merger, consolidation or reorganization, if the purchase would cause more than 10% of the value of a NASL Portfolio's total assets to be invested in investment company securities.

         Manulife Portfolios. In contrast, each Manulife Portfolio other than the Manulife Equity Index Fund is subject to a nonfundamental restriction prohibiting it from purchasing securities of other investment companies except in connection with a merger, consolidation or reorganization, and the Manulife Equity Index Fund is permitted to invest up to 5% of its assets in Standard & Poor's Depositary Receipts.

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
MONEY MARKET TRUST RESTRICTIONS

         NASL Portfolios. Finally, the NASL Money Market Trust is subject to certain restrictions required by Rule 2a-7 under the 1940 Act. In order to comply with such restrictions, the NASL Money Market Trust will, inter alia, not purchase the securities of any issuer if it would cause (i) more than 5% of its total assets to be invested in the securities of any one issuer (excluding U.S. Government securities and repurchase agreements fully collateralized by U.S. Government securities), except as permitted by the Rule for certain securities for a period of up to three business days after purchase, (ii) more than 5% of its total assets to be invested in "second tier securities," as defined by the Rule, or (iii) more than the greater of $1 million or 1% of its total net assets to be invested in the second tier securities of that issuer.

         Manulife Portfolios. The Manulife Money-Market Fund is subject to the same restrictions under Rule 2a-7.

                                      * * *

         The following is a description of certain investment policies subject to investment restrictions that may be of particular interest to contractholders.

ADDITIONAL INVESTMENT RESTRICTIONS ON BORROWING AND FOREIGN INVESTING

         In order to comply with limitations imposed by the State of California Insurance Department, each of the NASL Portfolios, like the corresponding Manulife Portfolios, is subject to the following restrictions on borrowing and foreign investments. These restrictions are nonfundamental and may be changed without shareholder approval.

         Borrowing. Each NASL Portfolio will not borrow money except that each NASL Portfolio may borrow in an amount (i) up to 25% of the NASL Portfolio's net assets for temporary purposes to facilitate redemptions (not for leveraging) and
(ii) up to 10% of the NASL Portfolio's net assets in connection with reverse repurchase agreements, mortgage dollar rolls and other similar transactions. This limitation is more restrictive than NASL's fundamental restriction on borrowing.

         Foreign Securities. Each NASL Portfolio will comply with the following restrictions:

         (i) A NASL Portfolio will be invested in a minimum of five different foreign countries at all times. However, this minimum is reduced to four when foreign country investments comprise less than 80% of the NASL Portfolio's net asset value; to three when less than 60% of such value; to two when less than 40%; and to one when less than 20%.

         (ii) Except as set forth in items (iii) and (iv) below, a NASL Portfolio will have no more than 20% of its net asset value invested in securities of issuers located in any one country.

         (iii) A NASL Portfolio may have an additional 15% of its net asset value invested in securities of issuers located in any one of the following countries (to the extent such investment is consistent with the investment policies of the NASL Portfolio): Australia, Canada, France, Japan, the United Kingdom or West Germany.

         (iv) A NASL Portfolio's investments in United States issuers are not subject to these foreign country diversification restrictions.

HIGH YIELD (HIGH RISK) SECURITIES

         General. The NASL Balanced Trust, unlike the Manulife Balanced Assets Fund, may invest up to 5% of its assets, in "high yield" (high risk) securities. Securities rated below investment grade and comparable unrated securities offer yields that fluctuate over time, but generally are superior to the yields offered by higher rated securities. However, securities rated below investment grade also involve greater risks than higher rated securities. Under rating agency guidelines, medium- and lower- rated securities and comparable unrated securities will likely have some quality and protective characteristics that are outweighed by large uncertainties or major risk exposures to adverse conditions. Such securities are considered speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held by the NASL Balanced Trust with a commensurate effect on the value of the NASL Balanced Trust's shares.

         The secondary markets for high yield corporate and sovereign debt securities are not as liquid as the secondary markets for higher rated securities. The secondary markets for high yield debt securities are concentrated in relatively few market makers and participants in the market are mostly institutional investors, including insurance companies, banks, other financial

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
institutions and mutual funds. In addition, the trading volume for high yield debt securities is generally lower than that for higher-rated securities and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. These factors may have an adverse effect on the ability of the NASL Balanced Trust to dispose of particular portfolio investments and may limit its ability to obtain accurate market quotations for purposes of valuing securities and calculating net asset value. If the NASL Balanced Trust is not able to obtain precise or accurate market quotations for a particular security, it will become more difficult for the NASL Board to value its investment portfolio and the NASL Board may have to use a greater degree of judgment in making such valuations. Less liquid secondary markets may also affect the NASL Balanced Trust's ability to sell securities at their fair value. In addition, the NASL Balanced Trust may invest up to 15% of its net assets, measured at the time of investment, in illiquid securities, which may be more difficult to value and to sell at fair value. If the secondary markets for high yield debt securities are affected by adverse economic conditions, the proportion of the NASL Balanced Trust's assets invested in illiquid securities may increase.

         Because the NASL Capital Growth Bond Trust will invest primarily in fixed-income securities, the net asset value of its shares can be expected to change as general levels of interest rates fluctuate, although the market values of securities rated below investment grade and comparable unrated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities. Except to the extent that values are affected independently by other factors such as developments relating to a specific issuer, when interest rates decline, the value of a fixed-income portfolio can generally be expected to rise. Conversely, when interest rates rise, the value of a fixed-income portfolio can generally be expected to decline.

         Corporate Debt Securities. While the market values of securities rated below investment grade and comparable unrated securities tend to react less to fluctuations in interest rate levels than do those of higher-rated securities, the market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, such securities generally present a higher degree of credit risk. Issuers of these securities are often highly leveraged and may not have more traditional methods of financing available to them, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by such issuers is significantly greater than with investment grade securities because such securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness.

         Foreign Sovereign Debt Securities. Investing in foreign sovereign debt securities will expose the NASL Balanced Trust to the direct or indirect consequences of political, social or economic changes in the developing and emerging countries that issue the securities. The ability and willingness of sovereign obligors in developing and emerging countries or the governmental authorities that control repayment of their external debt to pay principal and interest on such debt when due may depend on general economic and political conditions within the relevant country. Countries such as those in which these portfolios may invest have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty or instability. Additional factors which may influence the ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole, and its government's policy towards the International Monetary Fund, the World Bank and other international agencies.

         The ability of a foreign sovereign obligor to make timely payments on its external debt obligations will also be strongly influenced by the obligor's balance of payments, including export performance, its access to international credits and investments, fluctuations in interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. To the extent that a country receives payment for its exports in currencies other than dollars, its ability to make debt payments denominated in dollars could be adversely affected. If a foreign sovereign obligor cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks, and multilateral organizations, and inflows of foreign investment. The commitment on the part of these foreign governments, multilateral organizations and others to make such disbursements may be conditioned on the government's implementation of economic reforms and/or economic performance and the timely service of its obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds, which may further impair the obligor's ability or willingness to timely service its debts. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, because many external debt obligations bear interest at rates which are adjusted based upon international interest rates. The ability to service external debt will also depend on the level of the

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
relevant government's international currency reserves and its access to foreign exchange. Currency devaluations may affect the ability of a sovereign obligor to obtain sufficient foreign exchange to service its external debt.

         As a result of the foregoing, a governmental obligor may default on its obligations. If such an event occurs, a NASL Portfolio may have limited legal recourse against the issuer and/or guarantor. Remedies must, in some cases, be pursued in the courts of the defaulting party itself, and the ability of the holder of foreign sovereign debt securities to obtain recourse may be subject to the political climate in the relevant country. In addition, no assurance can be given that the holders of commercial bank debt will not contest payments to the holders of other foreign sovereign debt obligations in the event of default under their commercial bank loan agreements.

         Sovereign obligors in developing and emerging countries are among the world's largest debtors to commercial banks, other governments, international financial organizations and other financial institutions. These obligors have in the past experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness. Restructuring arrangements have included, among other things, reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements or converting outstanding principal and unpaid interest to Brady Bonds, and obtaining new credit to finance interest payments. Holders of certain foreign sovereign debt securities may be requested to participate in the restructuring of such obligations and to extend further loans to their issuers. There can be no assurance that the Brady Bonds and other foreign sovereign debt securities in which the NASL Portfolios may invest will not be subject to similar restructuring arrangements or to requests for new credit which may adversely affect a NASL Portfolio's holdings. Furthermore, certain participants in the secondary market for such debt may be directly involved in negotiating the terms of these arrangements and may therefore have access to information not available to other market participants.

         In addition to the NASL Balanced Trust's ability to invest in high yield foreign sovereign debt securities, many of the NASL Portfolios may invest in investment grade foreign securities. For a discussion of such securities and their associated risks, see "Foreign Securities" below.

FOREIGN SECURITIES

         Each NASL Portfolio, other than the NASL Equity Index Trust, may invest in securities of foreign issuers to the extent stated above under the description of such NASL Portfolio. Such foreign securities may be denominated in foreign currencies, except with respect to the NASL Money Market Trust which may only invest in U.S. dollar-denominated securities of foreign issuers. In the case of the NASL Balanced Trust, ADRs and U.S. dollar denominated securities are not included in its percentage limitation on foreign investments.

         Securities of foreign issuers include obligations of foreign branches of U.S. banks and of foreign banks, common and preferred stocks, debt securities issued by foreign governments, corporations and supranational organizations, and American Depository Receipts, European Depository Receipts and Global Depository Receipts ("ADRs", "EDRs" and "GDRs"). ADRs are U.S. dollar-denominated securities backed by foreign securities deposited in a U.S. securities depository. ADRs are created for trading in the U.S. markets. The value of an ADR will fluctuate with the value of the underlying security, reflect any changes in exchange rates and otherwise involve risks associated with investing in foreign securities. ADRs in which the NASL Portfolios may invest may be sponsored or unsponsored. There may be less information available about foreign issuers of unsponsored ADRs.

         Securities of foreign issuers also include EDRs and GDRs, which are receipts evidencing an arrangement with a non-U.S. bank similar to that for ADRs and are designed for use in non-U.S. securities markets. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

         Foreign securities may be subject to foreign government taxes which reduce their attractiveness. See "Additional Information about NASL--E. Tax Matters." In addition, investing in securities denominated in foreign currencies and in the securities of foreign issuers, particularly non-governmental issuers, involves risks which are not ordinarily associated with investing in domestic issuers. These risks include political or economic instability in the country involved and the possibility of imposition of currency controls. Since certain NASL Portfolios may invest in securities denominated or quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may affect the value of investments in the portfolio and the unrealized appreciation or depreciation of investments insofar as United States investors are concerned. Foreign currency exchange rates are determined by forces of supply and demand on the foreign exchange markets. These forces are, in turn, affected by the international balance of payments and other economic and financial conditions, government

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intervention, speculation and other factors. The NASL Portfolios may incur transaction charges in exchanging foreign currencies.

         There may be less publicly available information about a foreign issuer than about a domestic issuer. Foreign issuers, including foreign branches of U.S. banks, are subject to different accounting and reporting requirements which are generally less extensive than the requirements applicable to domestic issuers. Foreign stock markets (other than Japan) have substantially less volume than the United States exchanges and securities of foreign issuers are generally less liquid and more volatile than those of comparable domestic issuers. There is frequently less governmental regulation of exchanges, broker-dealers and issuers than in the United States, and brokerage costs may be higher. In addition, investments in foreign companies may be subject to the possibility of nationalization, withholding of dividends at the source, expropriation or confiscatory taxation, currency blockage, political or economic instability or diplomatic developments that could adversely affect the value of those investments. Finally, in the event of a default on any foreign obligation, it may be difficult for NASL to obtain or to enforce a judgment against the issuer.

         Foreign markets, especially emerging markets, may have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when a portion of the assets of a NASL Portfolio is uninvested and no return is earned thereon. The inability of a NASL Portfolio to make intended security purchases due to settlement problems could cause the NASL Portfolio to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result in losses to a NASL Portfolio due to subsequent declines in values of the portfolio securities or, if the NASL Portfolio has entered into a contract to sell the security, possible liability to the purchaser. Certain foreign markets, especially emerging markets, may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. A NASL Portfolio could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital, as well as by the application to the NASL Portfolio of any restrictions on investments.

         In addition to the foreign securities listed above, the NASL Balanced Trust also may invest in foreign sovereign debt securities, which involve certain additional risks. See "High Yield (High Risk) Securities-Foreign Sovereign Debt Securities" above.

         In contrast, each of the Manulife Portfolios may invest without limitation in securities of foreign issuers, but, with respect to all of the Manulife Portfolios except the Manulife International Fund and Manulife Pacific Rim Emerging Markets Fund, such investments are restricted as a matter of nonfundamental policy to securities of the following types: (i) U.S. dollar denominated obligations of foreign branches of U.S. banks, (ii) securities represented by ADRs listed on a national securities exchange or traded in the U.S. over-the-counter market, (iii) securities of a corporation organized in a jurisdiction other than the U.S. and listed on the New York Stock Exchange or NASDAQ or (iv) securities denominated in U.S. dollars but issued by non-U.S. issuers and issued under U.S. federal securities regulations (for example, U.S. dollar denominated obligations issued or guaranteed as to principal or interest by the Government of Canada or any Canadian Crown agency). The Manulife Equity Index Fund presently does not invest in foreign securities because none are included in the Standard & Poor's 500 Composite Stock Price Index.

WARRANTS

         Subject to certain restrictions, each of the NASL Portfolios except the NASL Money Market Trust may purchase warrants, including warrants traded independently of the underlying securities. Similarly, the Manulife International Fund, Manulife Common Stock Fund, Manulife Pacific Rim Emerging Markets Fund and Manulife Emerging Growth Fund may purchase warrants.

LENDING SECURITIES

         Each NASL Portfolio may lend its securities so long as such loans do not represent in excess of 33 1/3% of a NASL Portfolio's total assets. This is a fundamental policy. In contrast, as a matter of fundamental policy, each Manulife Portfolio may lend its securities so long as such loans do not represent in excess of 20% of a Manulife Portfolio's total assets. The procedure for lending securities is for the borrower to give the lending NASL Portfolio collateral consisting of cash, cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities. The lending NASL Portfolio may invest the cash collateral and earn additional income or receive an agreed upon fee from a borrower which has delivered cash equivalent collateral. NASL anticipates that its securities will be loaned only under the following conditions:

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(1) the borrower must furnish collateral equal at all times to the market value of the securities loaned and the borrower must agree to increase the collateral on a daily basis if the securities increase in value; (2) the loan will be made in accordance with New York Stock Exchange rules, which presently require the borrower, after notice, to redeliver the securities within five business days; and (3) the NASL Portfolio making the loan may pay reasonable service, placement, custodian or other fees in connection with loans of securities and share a portion of the interest from these investments with the borrower of the securities. As with other extensions of credit there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially.

WHEN-ISSUED SECURITIES ("FORWARD COMMITMENTS")

         In order to help ensure the availability of suitable securities, each of the NASL Portfolios, like the corresponding Manulife Portfolios, may purchase debt securities on a "when-issued" or on a "forward delivery" basis, which means that the obligations will be delivered to the NASL Portfolio at a future date, which may be a month or more after the date of commitment (referred to as "forward commitments"). It is expected that, under normal circumstances, a NASL Portfolio purchasing securities on a when-issued or forward delivery basis will take delivery of the securities, but the NASL Portfolio may sell the securities before the settlement date, if such action is deemed advisable. In general, a NASL Portfolio does not pay for the securities or start earning interest on them until the obligations are scheduled to be settled, but it does, in the meantime, record the transaction and reflect the value each day of the securities in determining its net asset value. At the time delivery is made, the value of when-issued or forward delivery securities may be more or less than the transaction price, and the yields then available in the market may be higher than those obtained in the transaction. While awaiting delivery of the obligations purchased on such bases, a NASL Portfolio will establish a segregated account consisting of cash or high quality debt securities equal to the amount of the commitments to purchase when-issued or forward delivery securities. The availability of liquid assets for this purpose and the effect of asset segregation on a NASL Portfolio's ability to meet its current obligations, to honor requests for redemption and to have its investment portfolio managed properly will limit the extent to which the NASL Portfolio may purchase when-issued or forward delivery securities. Except as may be imposed by these factors, there is no limit on the percent of a NASL Portfolio's total assets that may be committed to such transactions.

REPURCHASE AGREEMENTS AND REVERSE REPURCHASE AGREEMENTS

         Each of the NASL Portfolios, like the corresponding Manulife Portfolios, may enter into repurchase agreements. Repurchase agreements involve the acquisition by a NASL Portfolio of debt securities subject to an agreement to resell them at an agreed-upon price. Under a repurchase agreement, at the time a NASL Portfolio acquires a security, it agrees to resell it to the original seller (a financial institution or broker/dealer which meets the guidelines established by the NASL Board) and must deliver the security (and/or securities that may be added to or substituted for it under the repurchase agreement) to the original seller on an agreed-upon date in the future. The repurchase price is in excess of the purchase price. The arrangement is in economic effect a loan collateralized by securities.

         The NASL Board has adopted procedures that establish certain creditworthiness, asset and collateralization requirements for the counterparties to a NASL Portfolio's repurchase agreements. The NASL Board will regularly monitor the use of repurchase agreements and the NASL subadvisers will, pursuant to procedures adopted by the NASL Board, continuously monitor the amount of collateral held with respect to a repurchase transaction so that it equals or exceeds the amount of the obligation.

         A NASL Portfolio's risk in a repurchase transaction is limited to the ability of the seller to pay the agreed-upon sum on the delivery date. In the event of bankruptcy or other default by the seller, there may be possible delays and expenses in liquidating the instrument purchased, decline in its value and loss of interest. Securities subject to repurchase agreements will be valued every business day and additional collateral will be requested if necessary so that the value of the collateral is at least equal to the value of the repurchase obligation, including the interest accrued thereon.

         Each of the NASL Portfolios, unlike the corresponding Manulife Portfolios, may enter into "reverse" repurchase agreements. Under a reverse repurchase agreement, a NASL Portfolio may sell a debt security and agree to repurchase it at an agreed upon time and at an agreed upon price. The NASL Portfolio retains record ownership of the security and the right to receive interest and principal payments thereon. At an agreed upon future date, the NASL Portfolio repurchases the security by remitting the proceeds previously received, plus interest. The difference between the amount the NASL Portfolio receives for the security and the amount it pays on repurchase is deemed to be payment of interest. The NASL Portfolio will maintain in a segregated custodial account cash, Treasury bills or other U.S. Government securities having an aggregate value equal to the amount of such commitment to repurchase including accrued interest, until payment is made. In certain types of

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agreements, there is no agreed-upon repurchase date and interest payments are calculated daily, often based on the prevailing overnight repurchase rate. While a reverse repurchase agreement may be considered a form of leveraging and may, therefore, increase fluctuations in a NASL Portfolio's net asset value per share, each NASL Portfolio will cover the transaction as described above.

MORTGAGE DOLLAR ROLLS

         Each of the NASL Portfolios (except the NASL Money Market Trust), unlike the corresponding Manulife Portfolios, may enter into mortgage dollar rolls. Under a mortgage dollar roll, a NASL Portfolio sells mortgage-backed securities for delivery in the future (generally within 30 days) and simultaneously contracts to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the NASL Portfolio forgoes principal and interest paid on the mortgage-backed securities. A NASL Portfolio is compensated by the difference between the current sale price and the lower forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. A NASL Portfolio may also be compensated by receipt of a commitment fee. A portfolio may only enter into covered rolls. A "covered roll" is a specific type of dollar roll for which there is an offsetting cash or cash equivalent security position which matures on or before the forward settlement date of the dollar roll transaction. Dollar roll transactions involve the risk that the market value of the securities sold by the portfolio may decline below the repurchase price of those securities. While a mortgage dollar roll may be considered a form of leveraging, and may, therefore, increase fluctuations in a NASL Portfolio's net asset value per share, each NASL Portfolio will cover the transaction as described above.

HEDGING AND OTHER STRATEGIC TRANSACTIONS

         Individual NASL Portfolios may be authorized to use a variety of investment strategies described below for hedging purposes only, including hedging various market risks (such as interest rates, currency exchange rates and broad or specific market movements) and managing the effective maturity or duration of debt instruments held by the NASL Portfolio. The description in this Prospectus/Proxy Statement of each NASL Portfolio indicates which, if any, of these types of transactions may be used by such NASL Portfolio, and the discussion of differences from the corresponding Manulife Portfolio following each such description indicates if there are differences regarding the use of these types of transactions. Although these strategies are regularly used by some investment companies and other institutional investors, it is not presently anticipated that any of these strategies will be used to a significant degree by any NASL Portfolio unless otherwise specifically indicated in the description of the NASL Portfolio contained in this Prospectus/Proxy Statement. Limitations on the portion of a NASL Portfolio's assets that may be used in connection with the investment strategies described below are set out in the Statement of Additional Information.

         Subject to the constraints described above, an individual NASL Portfolio may (if and to the extent so authorized) purchase and sell (or write) exchange-listed and over-the-counter put and call options on securities, financial futures contracts and fixed income indices and other financial instruments, enter into financial futures contracts, enter into interest rate transactions, and enter into currency transactions (collectively, these transactions are referred to in this Prospectus/Proxy Statement as "Hedging and Other Strategic Transactions"). A NASL Portfolio's interest rate transactions may take the form of swaps, caps, floors and collars, and a NASL Portfolio's currency transactions may take the form of currency forward contracts, currency futures contracts, currency swaps and options on currencies or currency futures contracts.

         Hedging and Other Strategic Transactions may be used to attempt to protect against possible changes in the market value of securities held or to be purchased by a NASL Portfolio resulting from securities markets or currency exchange rate fluctuations, to protect a NASL Portfolio's unrealized gains in the value of its securities, to facilitate the sale of those securities for investment purposes, to manage the effective maturity or duration of a NASL Portfolio's securities or to establish a position in the derivatives markets as a temporary substitute for purchasing or selling particular securities. A NASL Portfolio may use any or all types of Hedging and Other Strategic Transactions which it is authorized to use at any time; no particular strategy will dictate the use of one type of transaction rather than another, as use of any authorized Hedging and Other Strategic Transaction will be a function of numerous variables, including market conditions. The ability of a NASL Portfolio to utilize Hedging and Other Strategic Transactions successfully will depend on, in addition to the factors described above, its subadviser's ability to predict pertinent market movements, which cannot be assured. These skills are different from those needed to select a NASL Portfolio's securities. None of the NASL Portfolios is a "commodity pool" (i.e., a pooled investment vehicle which trades in commodity futures contracts and options thereon and the operator of which is registered with the Commodity Futures Trading Commission (the "CFTC")) and Hedging and Other Strategic Transactions involving futures contracts and options on futures contracts will be purchased, sold or entered into only for bona fide hedging, risk management or appropriate portfolio management purposes and not for speculative purposes. The use of certain Hedging and Other Strategic Transactions will require that a NASL Portfolio segregate cash, liquid high grade debt obligations or other assets to the extent a NASL Portfolio's obligations are not otherwise "covered" through ownership of the underlying security, financial instrument or currency. Risks associated with Hedging and Other Strategic Transactions are described in "Hedging and Other Strategic Transactions--Risk Factors" in the Statement of Additional Information. A detailed discussion of various Hedging and Other Strategic Transactions, including applicable regulations of the CFTC and the requirement to segregate assets with respect to these transactions, also appears in the Statement of Additional Information.

ILLIQUID SECURITIES

         Each of the NASL Portfolios is precluded as a matter of nonfundamental policy from investing in excess of 15% of its net assets in securities that are not readily marketable, except that the NASL Money Market Trust may not invest in excess of 10% of its net assets in such securities. Excluded from the 10% and 15% limitation are securities that are restricted as to resale but for which a ready market is available pursuant to exemption provided by Rule 144A adopted pursuant to the Securities Act of 1933 ("1933 Act") or other exemptions from the registration requirements of the 1933 Act. Whether securities sold pursuant to Rule 144A are readily marketable for purposes of NASL's investment restriction is a determination to be made by the NASL subadvisers subject to the NASL Board's oversight and for which the NASL Board is ultimately responsible. The NASL subadvisers will also monitor the liquidity of Rule 144A securities held by the NASL Portfolios for which they are responsible. To the extent Rule 144A securities held by a NASL Portfolio should become illiquid because of a lack of interest on the part of qualified institutional investors, the overall liquidity of the NASL Portfolio could be adversely affected. In addition, the NASL Money Market Trust may invest in commercial paper issued in reliance on the exemption from registration afforded by Section 4(2) of the 1933 Act. Section 4(2) commercial paper is restricted as to its disposition under federal securities law, and is generally sold to institutional investors, such as NASL, who agree that they are purchasing the paper for investment purposes and not with a view to public distribution. Any resale by the purchaser must be made in an exempt transaction. Section 4(2) commercial paper is normally resold to other institutional investors like the NASL Money Market Trust through or with the assistance of the issuer or investment dealers who make a market in Section 4(2) commercial paper, thus providing liquidity. The NASL Money Market Trust's subadviser believes that Section 4(2) commercial paper meets its criteria for liquidity and is quite liquid. The NASL Money Market Trust intends, therefore, to treat Section 4(2) commercial paper as liquid and not subject to the investment limitation applicable to illiquid securities. The NASL Money Market Trust's subadviser will monitor the liquidity of 4(2) commercial paper held by the NASL Money Market Trust, subject to the NASL Board's oversight and for which the NASL Board is ultimately responsible.

         In contrast, each of the Manulife Portfolios other than the Manulife International Fund and Manulife Pacific Rim Emerging Markets Fund is prohibited as a matter of nonfundamental policy from knowingly investing in securities or other investments, including repurchase agreements maturing in more than seven days, that are subject to legal or contractual restrictions upon resale or are otherwise not readily marketable. While such restriction does not apply with respect to the Manulife International Fund and Manulife Pacific Rim Emerging Markets Fund, such Manulife Portfolios are not authorized to treat Rule 144A securities or Section 4(2) commercial paper as liquid.

                  COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS

         NASL is a Massachusetts business trust and is therefore governed by its declaration of trust ("Declaration of Trust") and By-laws and by Massachusetts law whereas MSF is a Maryland corporation and is therefore governed by its articles of incorporation ("Articles"), By-laws and Maryland law. Certain differences between the two forms of organization and governing corporate documents are summarized below. Both MSF and NASL are, and following the Reorganization NASL will continue to be, governed by the 1940 Act.

         Shareholder Liability. Under Maryland law, MSF shareholders have no personal liability for MSF's acts or obligations. Under Massachusetts law, shareholders of NASL could, under certain circumstances, be held personally liable for the obligations of NASL. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of NASL, and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by NASL or the Trustees. Moreover, the Declaration of Trust provides for indemnification out of NASL property for all losses and expenses of any shareholder held personally liable for the obligations of NASL. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is considered by NASL to be remote, since it is limited to circumstances in which the disclaimer is inoperative, inadequate insurance existed (e.g., fidelity bonding and errors and omissions insurance) and NASL itself is unable to meet its obligations.

         Shares. Interests in MSF are represented by transferable shares of common stock, par value $.01 per share. The Articles authorize MSF to issue 1,000,000,000 shares of common stock. The MSF Board may, without shareholder approval, increase or decrease the number of authorized shares and divide authorized but unissued stock into an unlimited number of separate portfolios or series, and classes thereof. Currently, all the authorized stock of MSF is divided into nine separate series (corresponding to the nine Manulife Portfolios, and none of these series is further subdivided into classes). Each share of a Manulife Portfolio represents an equal proportionate interest in that Manulife Portfolio's investment portfolio with the other shares of the same Manulife Portfolio. Each share of a Manulife Portfolio is entitled to dividends and distributions out of the assets of that Manulife Portfolio, as declared by the MSF Board in its discretion. Fractional shares have proportionate rights to full shares. Generally, shares will be voted in the aggregate without reference to a particular Manulife Portfolio, except if the matter affects only one portfolio or voting by portfolio is required by law, in which case shares will be voted separately by portfolio. Maryland law does not require a registered investment company to hold annual meetings of shareholders in any year in which the election of directors is not required under the 1940 Act, and it is anticipated that annual shareholder meetings will be held only when specifically required by the 1940 Act. There are no conversion or preemptive rights in connection with shares of MSF.

         NASL has an unlimited number of authorized shares of beneficial interest, par value $.01 per share, which may be divided into series and classes thereof. The Declaration of Trust authorizes the issuance of shares in different series, and authorizes the NASL Board, without further shareholder action, to establish and create additional series and to designate the rights and preferences of the shareholders of each of the respective series. Each NASL Portfolio is one series of NASL, and may in the future issue multiple classes of shares. Currently none of the NASL Portfolios issues multiple classes of shares. Each share of a series of NASL represents an equal proportionate interest in that series with each other share of that series. The shares of each series of NASL participate equally in the earnings, dividends and assets of the particular series. Fractional shares have proportionate rights to full shares. Expenses of NASL which are not attributable to a specific series are allocated to all the series of NASL in a manner believed by management of NASL to be fair and equitable. Generally, shares of each series will be voted separately, for example to approve an investment advisory agreement, but shares of all series vote together, to the extent required by the 1940 Act, including the election or selection of trustees and independent accountants. Under Massachusetts law, NASL is not required to hold regular annual meetings of shareholders, but may hold special meetings from time to time. There are no conversion or preemptive rights in connection with shares of NASL.

         Shareholder Voting Rights. Each Director of MSF holds office, unless sooner removed, until his successor is elected and qualified. Any Director may be removed, with or without cause, by the affirmative vote of a majority of the votes entitled to be cast on the matter at any meeting of the shareholders duly called at which a quorum is present. A quorum for MSF is a majority of the shares entitled to be voted on a matter. A vacancy in the MSF Board resulting from the death, resignation, removal, increase in the number of Directors or any other cause may be filled by a vote of a majority of the remaining Directors then in office even though such majority is less than a quorum. However, under the 1940 Act, no vacancy may be filled by Directors unless immediately thereafter at least two-thirds of the Directors holding office shall have been elected to such office by the shareholders. Special meetings of shareholders, unless otherwise provided by law or the Articles, for any purpose or purposes may be called by MSF's president or a majority of the MSF Board, and upon the written request of the shareholders holding at least 25% of the shares of MSF outstanding and entitled to vote at such meeting. The By-laws of MSF permit removal of a Director by the holders of a majority of the shares entitled to vote on the matter.

         Under Massachusetts law, NASL is not required to hold annual shareholder meetings. Under the Declaration of Trust and the 1940 Act, however, shareholder meetings are required to be called for various purposes, such as electing or removing Trustees of NASL (although Trustees may be elected to fill vacancies or be removed by the NASL Board without a vote of shareholders, subject to certain restrictions in the 1940 Act), changing fundamental investment policies and approving or disapproving an investment advisory contract. Any matters submitted to a vote of shareholders is voted by series unless otherwise required by the 1940 Act or as determined by the NASL Board. The Declaration of Trust provides that a meeting of shareholders shall be allowed upon the written request of the holders of at least 25% of the outstanding shares of NASL, if shareholders of all series are required to vote in the aggregate, or of any series if shareholders of such series are entitled to vote by series. The Declaration of Trust provides that 30% of the shares entitled to be voted on a matter shall constitute a quorum. Therefore, a meeting of shareholders of NASL could take place even if less than a majority of the shares were represented at the meeting. Matters under the Declaration of Trust requiring approval by a majority or greater percentage of the shares entitled to vote would not be affected by this provision, nor would matters that under the 1940 Act require the vote of a "majority" of the outstanding shares. Under the Declaration of Trust, each Trustee of NASL serves until the next meeting of shareholders, if any, called for the purpose of re-electing Trustees or electing successors to such Trustees and until the election and qualification of his successor, or until he sooner dies, resigns, becomes incapacitated or is removed for cause by a vote of shareholders of NASL holding not less than two-thirds of the shares then outstanding or by a vote of two-thirds of the Trustees then in office. The Declaration of Trust authorizes the NASL Board to terminate NASL (or any series thereof) by notice to the shareholders without shareholder approval. In contrast, the dissolution of MSF is subject to shareholder approval under applicable Maryland law.

         Liability of Directors and Trustees. Under Maryland law, Directors and officers of MSF are not liable to MSF or its stockholders for money damages, except to the extent that (1) it is proved that such person actually received an improper benefit, or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated. However, a Director or officer of MSF is only liable to the extent his actions are the result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In the event of any litigation against the directors of officers of MSF, Maryland law permits MSF to indemnify a director or officer for certain expenses only if he acted in good faith and reasonably believed that his conduct was in the best interest of MSF. Maryland law permits MSF to advance expenses to a director or officer if the facts then known do not preclude indemnification based on the foregoing standard and on receipt of an undertaking similar to the undertaking that would be required by NASL (as described below).

         Under the Declaration of Trust, the Trustees of NASL are personally liable only for willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations and duties as Trustees and not for errors of judgment or mistakes of fact or law. Under the Declaration of Trust, Trustees and officers will be indemnified against liabilities and expenses incurred in connection with the defense or disposition of any proceeding in which they are involved by reason of their position with NASL, except that they are not indemnified against liabilities or expenses arising from conduct adjudicated to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. NASL may also advance money for these expenses, provided that the Trustee or officer undertakes to repay NASL if his conduct is later adjudicated to preclude indemnification and certain other conditions are met.

         The foregoing is only a summary of certain of the major differences between MSF, its Articles and By-Laws and Maryland law and NASL, its Declaration of Trust and By-Laws and Massachusetts law. Shareholders may wish to refer directly to the provisions of MSF's Articles and By-Laws, Maryland law and NASL's Declaration of Trust and By-Laws and Massachusetts law for a more thorough comparison.

                        ADDITIONAL INFORMATION ABOUT NASL

A.  EXPENSES

         The following expense tables are provided to assist investors in understanding the various costs and expenses that a shareholder will indirectly incur as an owner of shares of each of the NASL Portfolios. The table reflects information for the twelve months ended December 31, 1995 for the NASL Money Market Trust, restated to reflect the fee arrangements that will be in effect commencing on the Closing Date as if these arrangements had been in effect during that period and assuming that the Reorganization had occurred at the beginning of that period. Because the remaining NASL Portfolios will not commence operations until the Closing Date, information for those portfolios reflects estimated annual expenses for the 1997 fiscal year, as noted below.

---------------------------------------------------------------------------------------------------------------------------
                                                                                  NASL
                                                                                 PACIFIC     NASL      NASL
                        NASL       NASL        NASL                                RIM       REAL      CAPITAL   NASL
                        MONEY   INTERNATIONAL  EMERGING   NASL         NASL      EMERGING    ESTATE    GROWTH    EQUITY
                        MARKET    STOCK        GROWTH    BALANCED  COMMON STOCK  MARKETS   SECURITIES  BOND      INDEX
                        TRUST     TRUST        TRUST      TRUST       TRUST       TRUST      TRUST     TRUST     TRUST
---------------------------------------------------------------------------------------------------------------------------
Advisory Fee.........  .50%        1.05%       1.05%        .80%     .70%*         .85%        .70%*     .65%*     .25%
Other Expenses**.....  .04          .20         .10         .15      .06           .30         .10       .10       .15
TOTAL FUND OPERATING
 EXPENSES...........   .54%        1.25%       1.15%        .95%     .76%*        1.15%        .80%*     .75%*     .40%

------------------


* "Total Fund Operating Expenses" do not reflect an agreement by NASL Financial voluntarily to waive fees payable to it and/or reimburse expenses for a period of one year following the consummation of the Reorganization to the extent necessary to prevent "Total Fund Operating Expenses" for each indicated NASL Portfolio for such period from exceeding .50% of average net assets. "Advisory Fees" for each indicated NASL Portfolio do not reflect estimated fee waivers by NASL Financial pursuant to such agreement; with such waivers reflected, "Advisory Fees" would be .44%, .40% and .40% for the NASL Common Stock Trust, NASL Real Estate Securities Trust and NASL Capital Growth Bond Trust, respectively.

** "Other Expenses" include custody fees, registration fees, legal fees, audit fees, trustees' fees, insurance fees and other miscellaneous expenses. The amounts set forth in the table above are expense estimates for the current fiscal year based upon historical NASL new portfolio cash inflows, and NASL Financial has agreed pursuant to its advisory agreement with NASL to reduce its advisory fee or reimburse NASL to the extent that such expenses (excluding taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business) exceed .75% in the case of the NASL International Stock Trust and NASL Pacific Rim Emerging Markets Trust, .15% in the case of the NASL Equity Index Trust and .50% in the case of each of the other NASL Portfolios of the average annual net assets of such NASL Portfolio. Such expense limitations will continue in effect from year to year unless otherwise terminated at any year end by NASL Financial on 30 days' notice to NASL. See "Additional Information About NASL-C. Management of NASL."

EXAMPLE: A shareholder would pay the following expenses on a $1,000 investment in the shares of the NASL Portfolio indicated based upon payment by the NASL Portfolios of operating expenses at the levels set forth in the table above, assuming (1) 5% annual return and (2) redemption at the end of each time period:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                       NASL
                                                                                      PACIFIC    NASL       NASL
                         NASL         NASL         NASL                                 RIM      REAL       CAPITAL  NASL
                         MONEY    INTERNATIONAL   EMERGING    NASL         NASL       EMERGING   ESTATE     GROWTH   EQUITY
                        MARKET        STOCK       GROWTH     BALANCED     COMMON      MARKETS   SECURITIES  BOND     INDEX
                         TRUST        TRUST        TRUST      TRUST     STOCK TRUST    TRUST      TRUST      TRUST   TRUST
---------------------------------------------------------------------------------------------------------------------------------
1 Year..............    $ 6           $ 13         $ 12        $10         $  8         $ 12     $ 8         $ 8       $ 4
3 Years.............     17             40           37         30           24           37      26          24        13
5 Years.............     30             69           63         53           42           63      44          42        22
10 Years............     68            151          140        117           94          140      99          93        51

         THE "EXAMPLE" SET FORTH ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES OR ANNUAL RETURN OF SHARES OF A NASL PORTFOLIO; ACTUAL EXPENSES AND ANNUAL RETURN MAY BE GREATER OR LESS THAN THOSE SHOWN.

B.    FINANCIAL HIGHLIGHTS

         The following financial highlights for each of the fiscal years indicated in the period ended December 31, 1995 for the NASL Money Market Trust, and the related financial statements incorporated by reference into the Statement of Additional Information, have been audited by Coopers & Lybrand L.L.P., independent auditors, whose reports expressed an unqualified opinion thereon.

         The following financial highlights for each of the fiscal years indicated in the period ended December 31, 1995 for the Manulife Common Stock Fund, Manulife Pacific Rim Emerging Markets Fund, Manulife Real Estate Securities Fund, Manulife Capital Growth Bond Fund and Manulife Equity Index Fund, and the related financial statements incorporated by reference into the Statement of Additional Information, have been audited by Ernst & Young LLP, independent auditors, whose report expressed an unqualified opinion thereon.

         The following information should be read in conjunction with the financial statements and notes thereto which are incorporated by reference into the Statement of Additional Information.




                                                      NASL MONEY MARKET TRUST
                                SIX MONTHS  --------------------------------------------
                                   ENDED               YEARS ENDED DECEMBER 31,
                                 06/30/96   --------------------------------------------
                                (UNAUDITED)         1995        1994          1993
                               ---------------------------------------------------------
Net asset value, beginning
period........................    $10.00           $10.00      $10.00        $10.00

Income from investment
operations:
 Net investment income (B)....      0.40             0.55        0.38          0.27

Less distributions:
 Dividends from net
   investment income..........     (0.40)           (0.55)      (0.38)        (0.27)
                                 -------          -------     -------       -------

 Net asset value, end of
   period.....................    $10.00           $10.00      $10.00        $10.00
                                 =======          =======     =======       =======

 Total return.................      2.47%            5.62%       3.78%         2.69%

 Net assets, end of period
   (000's)....................  $338,435         $258,117    $276,674      $132,274

 Ratio of operating expenses
  to average net assets (C)...      0.54% (A)        0.54%       0.57%         0.59%

 Ratio of net investment
   income to average net
   assets.....................      4.76% (A)        5.48%       3.93%         2.66%

 Average commission rate
   per share (D)..............       N/A              N/A         N/A           N/A

                                                                                                                 6/18/85*
                                                                                                                    TO
                               1992      1991          1990        1989         1988        1987        1986    12/31/85
                            ----------------------------------------------------------------------------------------------
Net asset value, beginning
period.................       $10.00     $10.00       $10.00      $10.00       $10.00      $10.00      $10.00     $10.00

Income from investment
operations:
 Net investment
 income (B)............         0.33       0.56         0.75        0.72         0.57        0.60        0.56       0.36

Less distributions:
 Dividends from net
   investment income...        (.033)     (0.56)       (0.75)      (0.72)       (0.57)      (0.60)      (0.56)     (0.36)
                             -------    -------      -------     -------      -------     -------     -------     ------

 Net asset value, end of
   period..............       $10.00     $10.00       $10.00      $10.00       $10.00      $10.00      $10.00     $10.00
                             =======    =======      =======     =======       ======      ======      ======     ======

 Total return..........         3.36%      5.71%        7.76%       8.56%        6.77%       6.13%       5.74%      3.61%

 Net assets, end of period
   (000's).............      $89,535    $79,069      $85,040     $19,403      $12,268      $7,147      $1,046     $1,001

 Ratio of operating expenses
   to average net
   assets (C)..........         0.60%      0.60%        0.57%       0.79%        0.99%       0.78%       1.11%      1.21%(A)

 Ratio of net investment
   income to average net
   assets..............         3.28%      5.65%        7.27%       8.26%        6.68%       5.86%       6.84%      6.84%(A)

 Average commission rate
   per share (D).......         N/A        N/A          N/A         N/A          N/A         N/A         N/A        N/A

*        Commencement of Operations.

(A)      Annualized.

(B) After expense reimbursement per share of $0.08, $0.23 and $0.12 in 1987, 1986 and 1985, respectively.

(C) The ratio of operating expenses, before reimbursement from the investment adviser, was 1.57%, 3.43% and 3.50% in 1987, 1986 and 1985, respectively.

(D) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of all security trades on which commissions are charged. In certain foreign markets the relationship between the translated U.S. dollar price per share and commission paid per share may vary from that of domestic markets.

                                                                MANULIFE COMMON STOCK FUND

                                            SIX MONTHS
                                              ENDED         YEAR          YEAR          YEAR
                                            JUNE 30/96      ENDED         ENDED         ENDED
                                            (UNAUDITED)    12/31/95      12/31/94      12/31/93

Net asset value beginning of period....       $17.27        $13.36        $14.68        $13.73

Income from investment operations:

Net investment income (loss)...........         0.12          0.24          0.20          0.19

Net realized and unrealized gain (loss)
  on investments.......................         1.34          3.67         (0.81)         1.64
                                              ------        ------        ------        ------
Total from investment operations.......         1.46          3.91         (0.61)         1.83
                                              ------        ------        ------        ------
Dividend Distributions:

Net investment income..................           --            --         (0.20)        (0.19)

Net realized gain......................           --            --         (0.51)        (0.69)
                                              ------        ------        ------        ------
Total dividend distributions...........         0.00            --         (0.71)        (0.88)
                                              ------        ------        ------        ------
Net asset value end of period..........       $18.73        $17.27        $13.36        $14.68
                                              ======        ======        ======        ======
Net assets end of period (000's).......      $76,032       $60,996       $34,829       $21,651

Aggregate return on share outstanding
  during entire period.................         8.45%        29.23%        (4.19)%       13.39%

Significant ratios:
Portfolio turnover.....................        85.74%(A)    109.03%        84.78%        88.23%

Ratio of expenses to average
  net assets...........................         0.50%(A)      0.50%         0.50%         0.50%
Ratio of net investment income to
  net assets...........................         1.77%(A)      1.76%         1.53%         1.39%

Ratio of net investment income and
  realized and unrealized gains
  (loss) to average net assets.........        15.76%(A)     25.70%        (4.49)%       11.50%

Average commission rate per share(B)...       $0.060           N/A           N/A           N/A




                                           YEAR          YEAR         YEAR         YEAR           YEAR           PERIOD
                                           ENDED         ENDED        ENDED        ENDED          ENDED         04/03/87 -
                                         12/31/92      12/31/91      12/31/90    12/31/89       12/31/88        12/31/87 *

Net asset value beginning of period..     $13.33        $10.48       $11.25        $8.91         $8.36            $9.97

Income from investment operations:

Net investment income (loss).........       0.18          0.21         0.32         0.36          0.28             0.15

Net realized and unrealized gain (loss)
  on investments.....................       0.61          2.94        (0.77)        2.34          0.56            (1.63)
                                          ------        ------       ------       ------        ------           ------
Total from investment operations.....       0.79          3.15        (0.45)        2.70          0.84            (1.48)
                                          ------        ------       ------       ------        ------           ------
Dividend Distributions:

Net investment income................      (0.18)        (0.21)       (0.32)       (0.36)        (0.29)           (0.13)

Net realized gain....................      (0.21)        (0.09)          --           --            --               --
                                          ------        ------       ------       ------        ------           ------
Total dividend distributions.........      (0.39)        (0.30)       (0.32)       (0.36)        (0.29)           (0.13)
                                          ------        ------       ------       ------        ------           ------
Net asset value end of period........     $13.73        $13.33       $10.48       $11.25         $8.91            $8.36
                                          ======        ======       ======       ======        ======           ======
Net assets end of period (000's).....     $9,708        $5,480       $2,873       $2,140        $1,173             $942

Aggregate return on share
  outstanding during entire
  period.............................       6.07%        30.18%       (4.06)%      30.66%         9.86%          (14.98)%

Significant ratios:
Portfolio turnover...................      47.60%        53.01%      120.84%      120.92%       172.13%           54.87%

Ratio of expenses to average net
  assets.............................       0.50%         0.50%        0.50%        0.50%         0.50%            0.50%(A)
Ratio of net investment income to
  net assets.........................       1.51%         1.78%        3.06%        3.48%         3.16%            2.28%(A)

Ratio of net investment income and
  realized and unrealized gains (loss)
  to average net assets...............       7.94%        25.41%       (3.40)%      23.77%         9.13%          (24.73)%

Average commission rate per share(B)..       N/A          N/A           N/A          N/A           N/A              N/A


*        Commencement of Operations.
(A)      Annualized.
(B) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of all security trades on which commissions are charged. In certain foreign markets, the relationship between the translated U.S. dollar price per share and commissions paid per share may vary from that of domestic markets.

                                                          MANULIFE PACIFIC RIM
                                                           EMERGING MARKETS FUND
                                                             SIX MONTHS
                                                                ENDED
                                                             JUNE 30/96          YEAR ENDED
                                                             (UNAUDITED)          12/31/95       PERIOD 10/04/94*-12/31/94

Net asset value beginning of period..................          $10.36              $9.41               $10.00
                                                               ------              -----               ------
Income from investment operations:

Net investment income (loss).........................            0.06               0.12                 0.04

Net realized and unrealized gain (loss) on
 investments.........................................            0.66               0.96                (0.59)
                                                               ------              -----               ------

Total from investment operations.....................            0.72               1.08                (0.55)
                                                               ------              -----               ------

Dividend Distributions:

Net investment income................................              --              (0.09)               (0.04)

Net realized gain....................................              --              (0.04)                0.00
                                                               ------              -----               ------
                                                                 0.00              (0.13)               (0.04)
                                                               ------              -----               ------

Net asset value of period............................          $11.08             $10.36                $9.41
                                                               ======             ======                =====
Net assets end of period (000's).....................         $19,627            $13,057               $7,657

Aggregate return on share outstanding during entire
  period.............................................            7.03%             11.47%               (5.63%)

Significant ratios:

Portfolio turnover...................................           56.53%(A)          54.85%                0.00%

Ratio of expenses to average net assets..............            1.50%(A)           1.50%                1.50%(A)

Ratio of net investment income to average net assets.            1.22%(A)           1.01%                1.84%(A)

Ratio of net investment income and realized and
   unrealized gain (loss) to average net assets......           11.14%(A)          11.86%              (23.41)% (A)

Average commission rate per share (B)................          $0.021                N/A                   N/A



      *    Commencement of Operations.
      (A)  Annualized.
      (B) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of all security trades on which commissions are charged. In certain foreign markets, the relationship between the translated U.S. dollar price per share and commissions paid per share may vary from that of domestic markets.

---------------------------------------------------------------------------------------------------
                      MANULIFE REAL ESTATE SECURITIES FUND
---------------------------------------------------------------------------------------------------
                                     SIX MONTHS
                                        ENDED
                                     JUNE 30/96    YEAR ENDED  YEAR ENDED     YEAR ENDED
                                     (UNAUDITED)    12/31/95    12/31/94       12/31/93

Net asset value, beginning period..     $15.10        $13.34    $14.07         $12.75
                                        ------        ------    ------         ------

Income from investment operations:

Net investment income (loss).......       0.36          0.67      0.55           0.47

Net realized and unrealized gain
(loss) on investments..............       0.55          1.35     (0.93)          2.38
                                        ------        ------    ------         ------

Total from investment operations...       0.91          2.02     (0.38)          2.85
                                        ------        ------    ------         ------

Dividend Distributions:

Net investment income .............       0.00         (0.26)    (0.27)         (0.47)

Net realized gain..................       0.00            --     (0.08)         (1.06)
                                        ------        ------    ------         ------
Total dividend distributions.......       0.00         (0.26)    (0.35)         (1.53)
                                        ------        ------    ------         ------
Net asset value end of period......     $16.01        $15.10    $13.34         $14.07
                                        ======        ======    ======         ======

Net assets end of period (000's)...    $56,860       $52,440   $42,571        $24,106

Aggregate return on share
 outstanding during entire period..       6.03%        15.14%    (2.76)%        22.61%

Significant ratios:

Portfolio turnover.................     169.22%(A)    136.05%    35.60%        143.00%


Ratio of expenses to average net
   assets..........................       0.50%(A)      0.50%     0.50%          0.50%


Ratio of net investment income to
   average net assets..............       4.88%(A)      5.06%     4.26%          3.93%


Ratio of net investment income and
   realized and unrealized gains
   (loss) to average net assets....      11.81%(A)     14.51%    (4.48)%        15.23%


Average commission rate per
   share (B).......................     $0.060          N/A         N/A          N/A


                                        ------------------------------------------------------------------------------------

                                        ------------------------------------------------------------------------------------

                                                                                                               PERIOD
                                          YEAR ENDED     YEAR ENDED  YEAR ENDED   YEAR ENDED    YEAR ENDED    04/30/87*-
                                           12/31/92       12/31/91   12/31/90      12/31/89      12/31/88      12/31/87

Net asset value, beginning period.....     $10.92         $8.16        $9.24         $9.12          $8.76        $10.02
                                           ------        ------       ------        ------         ------        ------
Income from investment operations:

Net investment income (loss)..........       0.45          0.53         0.67           0.68          0.70          0.48

Net realized and unrealized gain
(loss) on investments.................       1.83          2.76        (1.09)         0.15           0.37         (1.30)
                                           ------        ------       ------        ------         ------        ------
Total from investment operations......       2.28          3.29        (0.42)         0.83           1.07         (0.82)
                                           ------        ------       ------        ------         ------        ------
Dividend Distributions:

Net investment income ................      (0.45)        (0.53)       (0.66)        (0.71)         (0.71)        (0.44)

Net realized gain.....................         --            --           --            --             --            --
                                           ------        ------       ------        ------         ------        ------
Total dividend distributions..........      (0.45)        (0.53)       (0.66)        (0.71)         (0.71)        (0.44)
                                           ------        ------       ------        ------         ------        ------
Net asset value end of period.........     $12.75        $10.92        $8.16         $9.24          $9.12         $8.76
                                           ======        ======       ======        ======         ======        ======
Net assets end of period (000's.......     $7,273        $4,120       $2,771        $2,875         $2,488        $2,007

Aggregate return on share
  outstanding during entire period....      21.29%        41.10%       (4.53)%        9.23%         11.72%        (8.42)%

Significant ratios:

Portfolio turnover....................      70.71%        40.29%       24.37%        15.09%         23.15%        10.27%


Ratio of expenses to average net
   assets.............................       0.50%         0.50%        0.50%         0.50%          0.50%         0.50%(A)


Ratio of net investment income to
   average net assets.................       4.13%         5.40%        7.74%         7.29%          7.18%         7.34%(A)


Ratio of net investment income and
   realized and unrealized gains
   (loss) to average net assets.......      20.29%        33.48%       (4.73)%        8.53%         10.52%       (13.19)%(A)


Average commission rate per
   share (B)..........................       N/A            N/A         N/A            N/A            N/A            N/A

*        Commencement of Operations.
(A)      Annualized.
(B) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of all security trades on which commissions are charged. In certain foreign markets, the relationship between the translated U.S. dollar price per share and commissions paid per share may vary from that of domestic markets.

                        MANULIFE CAPITAL GROWTH BOND FUND

------------------------------------------------------------------------------------------------------------------------------------
                                 SIX MONTHS
                                    ENDED         YEAR
                                 JUNE 30/96       ENDED    YEAR ENDED  YEAR ENDED   YEAR ENDED   YEAR ENDED  YEAR ENDED   YEAR ENDED
                                 (UNAUDITED)    12/31/95    12/31/94    12/31/93     12/31/92     12/31/91    12/31/90     12/31/89
------------------------------------------------------------------------------------------------------------------------------------
Net asset value beginning of
 period.........................  $ 11.30       $ 10.10     $ 11.33      $ 11.12      $ 11.47     $ 10.62      $ 10.82      $ 10.32
                                  -------       -------     -------      -------      -------     -------      -------      -------
Income from investment
  operations:
Net investment income (loss)....     0.35          0.72        0.72         0.65         0.77        0.83         0.88         0.90
Net realized and unrealized
 gain (loss) on investments.....    (0.61)         1.32       (1.22)        0.51        (0.11)       0.85        (0.21)        0.50
                                  -------       -------     -------      -------      -------     -------      -------      -------
Total from investment operations    (0.26)         2.04       (0.50)        1.16         0.66        1.68         0.67         1.40
                                  -------       -------     -------      -------      -------     -------      -------      -------

Dividend Distributions:
Net investment income ..........       --          0.72       (0.72)       (0.65)       (0.78)      (0.83)       (0.87)       (0.90)
Net realized gain...............       --          0.12       (0.01)       (0.30)       (0.23)         --           --           --
                                  -------       -------     -------      -------      -------     -------      -------      -------
Total dividend distributions....     0.00         (0.84)      (0.73)       (0.95)       (1.01)      (0.83)       (0.87)       (0.90)
                                  -------       -------     -------      -------      -------     -------      -------      -------
Net asset value end of period...  $ 11.04       $ 11.30     $ 10.10      $ 11.33      $ 11.12     $ 11.47      $ 10.62      $ 10.82
                                  =======       =======     =======      =======      =======     =======      =======      =======
Net assets value end of period
 (000's)........................  $41,329       $42,694     $33,618      $41,183      $30,695     $29,326      $24,818      $22,768
Aggregate return on share
 outstanding during entire period   (2.29)%       20.24%      (4.49)%      10.56%        5.89%      16.38%        6.58%       13.88%

Significant ratios:
Portfolio turnover..............   100.85%(A)     84.74%      79.04%       94.75%      153.05%      19.60%       40.73%       68.61%
Ratio of expenses to average
  net assets....................     0.50%(A)      0.50%       0.50%        0.50%        0.50%       0.50%        0.50%        0.50%
Ratio of net investment
  income to average net assets..     6.14%(A)      6.36%       6.29%        5.69%        6.76%       7.54%        8.25%        8.34%
Ratio of net investment
  income and realized and
  unrealized gains (loss) to
  average net assets............    (4.71)%(A)    18.11%      (5.23)%       9.28%        5.78%      15.35%        6.51%       12.83%
Average commission rate per
  share (B).....................      N/A           N/A         N/A          N/A          N/A         N/A          N/A          N/A


-------------------------------------------------------------------------------------
                                    YEAR ENDED   YEAR ENDED  YEAR ENDED    YEAR ENDED
                                     12/31/88     12/31/87    12/31/86      12/31/85
-------------------------------------------------------------------------------------
Net asset value beginning of
 period.........................      $ 10.53     $ 13.09      $ 12.62      $ 11.53
                                      -------     -------      -------      -------
Income from investment
  operations:
Net investment income (loss)....         0.92        0.99         1.04         1.15
Net realized and unrealized
 gain (loss) on investments.....        (0.17)      (1.12)        1.46         1.48
                                      -------     -------      -------      -------
Total from investment
 operations.....................         0.75       (0.13)        2.50         2.63
                                      -------     -------      -------      -------

Dividend Distributions:
Net investment income ..........        (0.93)      (1.20)       (1.03)       (1.53)
Net realized gain...............        (0.03)      (1.23)       (1.00)       (0.01)
                                      -------     -------      -------      -------
Total dividend distributions....        (0.96)      (2.43)       (2.03)       (1.54)
                                      -------     -------      -------      -------
Net asset value end of period...      $ 10.32     $ 10.53      $ 13.09      $ 12.62
                                      =======     =======      =======      =======
Net assets value end of period
 (000's)........................      $19,722     $18,095      $17,674      $14,481
Aggregate return on share
 outstanding during entire period        7.14%      (1.69)%      22.37%       26.13%

Significant ratios:
Portfolio turnover..............        29.36%      55.80%       42.57%      286.36%
Ratio of expenses to average
  net assets....................         0.50%       0.50%        0.20%        0.20%
Ratio of net investment
  income to average net assets..         8.48%       8.13%        8.10%        9.96%
Ratio of net investment
  income and realized and
  unrealized gains (loss) to
  average net assets............         6.88%      (1.68)%      19.72%       23.91%
Average commission rate per
  share (B).....................          N/A         N/A          N/A          N/A

(A)   Annualized.
(B) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of all security trades on which commissions are charged. In certain foreign markets, the relationship between the translated U.S. dollar price per share and commissions paid per share may vary from that of domestic markets.

                           MANULIFE EQUITY INDEX FUND


                                                                 PERIOD 2/14/96*-6/30/96
                                                                       (UNAUDITED)
                                                                 -----------------------
Net asset value beginning of period.........................              $10.00
                                                                          ------
Income from investment operations:
Net investment income (loss)................................                0.09
Net realized and unrealized gain (loss) on investments......                0.28
                                                                          ------
Total from investment operations............................                0.37
                                                                          ------

Dividend Distributions:
Net investment income.......................................                  --
Net realized gain...........................................                  --
Total dividend distributions................................               (0.00)
                                                                          ------

Net asset value of period...................................              $10.37
                                                                          ======
Net assets end of period (000's)............................              $2,493
Aggregate return on share outstanding during entire period..                3.71%



Significant ratios:
Portfolio turnover..........................................                0.00%
Ratio of expenses to average net assets.....................                0.40% (A)
Ratio of net investment income to average net assets........                3.75% (A)
Ratio of net investment income and realized and unrealized gain
  (loss) to average net assets.........................................     7.79% (A)
Average commission rate per share (B)..................................   $0.040

*     Commencement of Operations.
(A)   Annualized.
(B) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of all security trades on which commissions are charged in certain foreign markets, the relationship between the translated U.S. dollar price per share and commissions paid per share may vary from that of domestic markets.

C.   MANAGEMENT OF NASL

         Under Massachusetts law and NASL's Declaration of Trust and By-Laws, the management of the business and affairs of NASL is the responsibility of the NASL Board. NASL was originally organized on August 3, 1984 as "NASL Series Fund, Inc.", a Maryland corporation. Pursuant to an Agreement and Plan of Reorganization and Liquidation approved at a Special Meeting of Shareholders held on December 2, 1988, NASL Series Fund, Inc. was reorganized as a Massachusetts business trust established pursuant to an Agreement and Declaration of Trust dated September 29, 1988. The reorganization became effective on December 31, 1988. At that time, the assets and liabilities of each of the NASL Series Fund, Inc.'s separate investment portfolios were assumed by the corresponding portfolios of NASL and NASL carried on the business and operations of NASL Series Fund, Inc. with the same investment management arrangements as were in effect for NASL Series Fund, Inc. immediately prior to such reorganization.


ADVISORY ARRANGEMENTS

         NASL Financial, a Massachusetts corporation whose principal offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, is a wholly owned subsidiary of Security Life, the ultimate parent of which is Manulife. NASL Financial is registered as an investment adviser under the 1940 Act and as a broker-dealer under the Securities Exchange Act of 1934, and it is a member of the NASD. In addition, NASL Financial serves as principal underwriter of certain contracts issued by Security Life and as investment adviser to one other investment company, North American Funds.

         Under the terms of the Advisory Agreement (as defined below), NASL Financial administers the business and affairs of NASL. NASL Financial is responsible for performing or paying for various administrative services for NASL, including providing at NASL Financial's expense, (i) office space and all necessary office facilities and equipment, (ii) necessary executive and other personnel for managing the affairs of NASL and for performing certain clerical, accounting and other office functions, and (iii) all other information and services, other than services of counsel, independent accountants or investment subadvisory services provided by any subadviser under a subadvisory agreement, required in connection with the preparation of all tax returns and documents required to comply with the federal securities laws. NASL Financial pays the cost of (i) any advertising or sales literature relating solely to NASL, (ii) the cost of printing and mailing prospectuses to persons other than current holders of NASL shares or of variable contracts funded by NASL shares and (iii) the compensation of NASL's officers and Trustees that are officers, directors or employees of NASL Financial or its affiliates. In addition, advisory fees are reduced or NASL Financial reimburses NASL if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of NASL's business) applicable to a NASL Portfolio exceeds an annual rate of .75% in the case of the NASL International Stock Trust and NASL Pacific Rim Emerging Markets Trust, .15% in the case of the NASL Equity Index Trust or .50% in the case of all other NASL Portfolios of the average annual net assets of such NASL Portfolio. The expense limitations will continue in effect from year to year unless otherwise terminated at any year end by NASL Financial on 30 days' notice to NASL. For the prior fiscal year, NASL Financial did not reimburse NASL for any expenses since expenses were below the expense limitations. However, if expenses were to increase above the expense limits and the reimbursements were terminated, NASL expenses would increase.

         In addition to providing the services and expense limitations described above, NASL Financial selects, contracts with and compensates subadvisers to manage the investment and reinvestment of the assets of the NASL Portfolios. NASL Financial monitors the compliance of such subadvisers with the investment objectives and related policies of each NASL Portfolio and reviews the performance of such subadvisers and reports periodically on such performance to the NASL Board. Agreements with NASL's subadvisers have heretofore been approved by the vote of a majority of the then outstanding shares of the portfolios of NASL to be managed by the subadviser. NASL has filed an application with the Commission seeking exemptive relief to permit the appointment of a subadviser pursuant to an agreement that is not approved by shareholders, and has submitted to shareholders of record of the portfolios of NASL as of October 23, 1996 a proposal to authorize NASL to make such subadviser appointments in the future (the "manager of managers" proposal). If such exemptive relief is granted and such shareholder approval is obtained, NASL would be able to change subadvisers from time to time without the expense and delays associated with obtaining shareholder approval of the new subadviser. There is no assurance that the requested relief will be granted or shareholder approval obtained.

         As compensation for its services, NASL Financial receives a fee from NASL computed separately for each NASL Portfolio. The fee for each NASL Portfolio is stated as an annual percentage of the current value of the net assets of the

NASL Portfolio. The fee, which is accrued daily and payable monthly, is calculated for each day by multiplying the daily equivalent of the annual percentage prescribed for a NASL Portfolio by the value of the net assets of the NASL Portfolio at the close of business on the previous business day of NASL. The following is a schedule of the management fees each NASL Portfolio is contractually obligated to pay NASL Financial:

NASL PORTFOLIO
--------------------------------------------------------------------------------
Money Market Trust......................................................    .50%
International Stock Trust...............................................   1.05%
Emerging Growth Trust...................................................   1.05%
Balanced Trust..........................................................    .80%
Common Stock Trust......................................................    .70%
Pacific Rim Emerging Markets Trust......................................    .85%
Real Estate Securities Trust............................................    .70%
Capital Growth Bond Trust...............................................    .65%
Equity Index Trust......................................................    .25%

------------------

The fees shown above for the NASL Pacific Rim Emerging Markets Trust, NASL Emerging Growth Trust and NASL Balanced Trust are higher than those paid by most funds to their advisers, but are not higher than the fees paid by many funds with similar investment objectives and policies.

         For the year ended December 31, 1995 the aggregate investment advisory fees paid by NASL was $33,808,255. Of that amount, $1,318,573 was paid with respect to the NASL Money Market Trust, with the balance paid with respect to the other portfolios of NASL that were in existence during the year ended December 31, 1995.


SUBADVISORY ARRANGEMENTS

         MAC

         Each of the subadvisers to the NASL Portfolios is registered as an investment adviser under the Investment Advisers Act of 1940.

         Investment decisions for the NASL Money Market Trust are made, and following consummation of the Reorganization investment decisions for the NASL Common Stock Trust, NASL Pacific Rim Emerging Markets Trust, NASL Real Estate Securities Trust, NASL Capital Growth Bond Trust and NASL Equity Index Trust will be made, by their subadviser, MAC, the current investment manager of MSF. MAC's service as subadviser to the NASL Money Market Trust commenced on October 1, 1996, and has been submitted for shareholder ratification prior to consummation of the Reorganization. As noted above, MAC's service as subadviser to the NASL Money Market Trust has been submitted for ratification by the shareholders of such NASL Portfolio prior to consummation of the Reorganization. The 1940 Act and regulations thereunder require that shareholder ratification of MAC's service as subadviser to the NASL Money Market Trust be obtained within 120 days of the commencement of such service if such service is to continue thereafter. The proposal for such ratification had been submitted to the shareholders of record of the NASL Money Market Trust as of October 23, 1996. In the event that the shareholders of the NASL Money Market Trust fail to ratify MAC's service as subadviser, the NASL Board will consider an appropriate course of action with respect to the day-to-day management of such NASL Portfolio. MAC is a Colorado corporation whose principal business at the present time is to provide investment management services to MSF and NASL and comparable portfolios of North American Funds.

         MAC is an indirect wholly-owned subsidiary of Manulife. The address of MAC is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

         Management of the above NASL Portfolios will be provided by a team of investment professionals each of whom will play an important role in the management process of each NASL Portfolio. Team members will work together to develop investment strategies and select securities for a NASL Portfolio. They will be supported by research analysts, traders and other investment specialists who will work alongside the investment professionals in an effort to utilize all available resources to benefit the shareholders.

         The persons with primary responsibility for the day to day management of the NASL Real Estate Securities Trust will be Mark Schmeer and Leslie Grober. Mr. Schmeer joined MAC in 1995. He is an investment manager of U.S. Equities at Manulife. Prior to 1995 he was a Vice President of Sun Life Investment Management, where he served from 1993 to 1995. Mr. Schmeer was a manager of U.S. Investments for Ontario Hydro Corporation from 1986 to 1993. Ms. Grober also joined MAC in 1995. She has been an investment manager of U.S. Equities at Manulife since 1994. Ms. Grober was an investment representative of Toronto-Dominion Bank from 1991 to 1993. Prior to that she was employed by the Bank of Montreal.

         The persons with primary responsibility for the day to day management of the NASL Common Stock Trust will be Mark Schmeer and Rhonda Chang. Ms. Chang joined MAC in 1995. She has been an investment manager at Manulife since 1994. From 1990 to 1994, Ms. Chang was an investment analyst with American International Group.

         Catherine Addison will have primary responsibility for the day to day management of the NASL Capital Growth Bond Trust. She has had such responsibility for the predecessor portfolio of Manulife Series Fund, Inc., since 1988. She has been an investment manager of U.S. Fixed Income at Manulife since 1985.

         The persons with primary responsibility for the day to day management of the NASL Pacific Rim Emerging Markets Trust will be Steven Hill, Richard James Crook and Emilia Panadero Perez. Mr. Hill joined MAC in 1995. He is also an investment manager at Manulife. Prior to 1995, Mr. Hill was a director of INVESCO Asset Management, where he served in 1993 and 1994. Mr. Hill was a director of Yasuda Trust Europe from 1989 to 1992. Richard James Crook joined MAC in 1994. He has been an investment manager of Manulife since 1975. Amelia Panadero Perez joined MAC in 1995. She has been an investment manager at Manulife since 1989.

         PRICE-FLEMING

         Following consummation of the Reorganization investment decisions for the NASL International Stock Trust will be made by its subadviser, Price-Fleming. Price-Fleming's U.S. office is located at 100 East Pratt Street, Baltimore, Maryland 21202. Price-Fleming has offices in Baltimore, London, Tokyo, and Hong Kong. Price-Fleming was incorporated in Maryland in 1979 as a joint venture between T. Rowe Price and Robert Fleming Holdings Limited (Flemings).

         T. Rowe Price, Flemings, and Jardine Fleming are owners of Price-Fleming. The common stock of Price-Fleming is 50% owned by a wholly owned subsidiary of T. Rowe Price, 25% by a subsidiary of Flemings, and 25% by Jardine Fleming Group Limited (Jardine Fleming). (Half of Jardine Fleming is owned by Flemings and half by Jardine Matheson Holdings Limited). T. Rowe Price has the right to elect a majority of the Board of Directors of Price-Fleming, and Flemings has the right to elect the remaining directors, one of whom will be nominated by Jardine Fleming.

         An investment advisory group will have day to day responsibility for managing the portfolio and developing and executing its investment program. The members of the advisory group will be as follows: Martin G. Wade, Christopher D. Alderson, Peter B. Askew, Richard J. Bruce, Mark J.T. Edwards, John R. Ford, Robert C. Howe, James B.M. Seddon, Benedict R.F. Thomas, and David J.L. Warren.

         Martin Wade joined Price-Fleming in 1979 and has 26 years of experience with the Fleming Group in research, client service, and investment management. (Fleming Group included Robert Fleming and/or Jardine Fleming.) Christopher Alderson joined Price-Fleming in 1988 and has nine years of experience with the Fleming Group in research and portfolio management. Peter Askew joined Price-Fleming in 1988 and has 20 years of experience managing multi-currency fixed income portfolios. Richard Bruce joined Price-Fleming in 1991 and has seven years of experience in investment management with the Fleming Group in Tokyo. Mark Edwards joined Price-Fleming in 1986 and has 14 years of experience in financial analysis. John Ford joined Price-Fleming in 1982 and has 15 years of experience with the Fleming Group in research and portfolio management. Robert Howe joined Price-Fleming in 1986 and has 14 years of experience in economic research, company research, and portfolio management. James Seddon joined Price-Fleming in 1987 and has 10 years of experience in portfolio management. Benedict Thomas joined Price-Fleming in 1988 and has six years of portfolio management experience. David Warren joined Price-Fleming in 1984 and has 15 years of experience in equity research, fixed income research, and portfolio management.

         WARBURG PINCUS

         Investment decisions for the NASL Emerging Growth Trust will be made by its subadviser, Warburg Pincus. Warburg Pincus is a professional investment counselling firm which provides investment services to investment companies, employee benefit plans, endowment funds, foundations and other institutions and individuals. Incorporated in 1970, Warburg Pincus is a wholly owned subsidiary of Warburg, Pincus Counsellors G.P.

("Warburg G.P."), a New York general partnership. E.M. Warburg, Pincus & Co., Inc. ("EMW") controls Warburg Pincus through its ownership of a class of voting preferred stock of Warburg Pincus. Warburg G.P. has no business other than being a holding company of Warburg Pincus and its subsidiaries. Warburg Pincus' address of 466 Lexington Avenue, New York, New York 10017-3147.

         The co-portfolio managers of the NASL Emerging Growth Trust are Elizabeth B. Dater and Stephen J. Lurito. Ms. Dater has been portfolio manager of the Warburg Pincus Emerging Growth Fund since its inception on January 21, 1988. She is a managing director of EMW and has been a portfolio manager of Warburg Pincus since 1978. Mr. Lurito has been a portfolio manager of the NASL Emerging Growth Trust since 1990. He is a managing director of EMW and has been with Warburg Pincus since 1987.

         FOUNDERS

         Investment decisions for the NASL Balanced Trust are made by its subadviser, Founders, located at 2930 East Third Avenue, Denver, Colorado 80206, a registered investment adviser first established as an asset manager in 1938. Bjorn K. Borgen, Chairman, Chief Executive Officer and Chief Investment Officer of Founders, owns 100% of the voting stock of Founders. Founders also is subadviser to the NASL Growth Trust, NASL International Small Cap Trust, and NASL Worldwide Growth Trust.

         Founders is a "growth-style" manager of equity portfolios and gives priority to the selection of individual securities that have the potential to provide superior results over time, despite short-term volatility. Under normal circumstances, Founders' approach to investment management gives greater emphasis to the fundamental financial, marketing and operating strengths of the companies whose securities it buys, and is less concerned with the short-term impact of changes in macroeconomic and market conditions. Founders focuses on purchasing the stocks of companies with strong management and market positions that have earnings prospects that are significantly above the average for their market sectors.

         To facilitate the day-to-day investment management of the NASL Balanced Trust, Founders will employ a unique team-and-lead-manager system. The management team will be composed of several members of the Investment Department, including Founders' Chief Investment Officer, lead portfolio managers, assistant portfolio managers, portfolio traders and research analysts. Team members will share responsibility for providing ideas, information, knowledge and expertise in the management of the portfolios. Each team member has one or more areas of expertise that will be applied to the management of the NASL Balanced Trust. Daily decisions on portfolio selection for the NASL Balanced Test will rest with a lead portfolio manager assigned to the NASL Balanced Trust.

         Brian F. Kelly, Portfolio Manager, will be the lead portfolio manager for the Balanced Trust. Mr. Kelly joined Founders in 1996. Prior to joining Founders, Mr. Kelly served as portfolio manager for Invesco Trust Company (1993-1996) and as a senior investment analyst for Sears Investment Management Company (1986-1993). A graduate of the University of Notre Dame, Mr. Kelly received his MBA and JD from the University of Iowa. He is also a Certified Public Accountant.

         Under the terms of each of the Subadvisory Agreements (as defined below), the subadviser manages the investment and reinvestment of the assets of the assigned NASL Portfolios, subject to the supervision of the NASL Board. The subadviser formulates a continuous investment program for each such NASL Portfolio consistent with its investment objectives and policies outlined in this Prospectus/Proxy Statement. Each subadviser implements such programs by purchases and sales of securities and regularly reports to NASL Financial and the NASL Board with respect to the implementation of such programs.

         As compensation for their services, the subadvisers receive fees from NASL Financial computed separately for each NASL Portfolio. The fee for each NASL Portfolio is stated as an annual percentage of the current value of the net assets of such NASL Portfolio. The fees are calculated on the basis of the average of all valuations of net assets of each NASL Portfolio made at the close of business on each business day of NASL during the period for which such fees are paid. Once the average net assets of a NASL Portfolio exceed specified amounts, the fee is reduced with respect to such excess. The following is a schedule of the management fees NASL Financial currently is obligated to pay the subadvisers out of the advisory fee it receives from each NASL Portfolio as specified above:

                                                                          BETWEEN           BETWEEN
                                                                        $50,000,000      $200,000,000
                                                         FIRST              AND               AND           EXCESS OVER
NASL PORTFOLIO                                        $50,000,000      $200,000,000      $500,000,000      $500,000,000
--------------                                        -----------      ------------      ------------      ------------
Money Market Trust................................       .075%             .075%             .075%             .020%
International Stock Trust.........................       .750%*            .500%             .500%             .450%
Emerging Growth Trust.............................       .550%             .550%             .550%             .550%
Balanced Trust....................................       .375%             .325%             .275%             .225%
Common Stock Trust................................       .275%             .225%             .175%             .150%
Pacific Rim Emerging Markets Trust................       .400%             .350%             .275%             .225%
Real Estate Securities Trust......................       .275%             .225%             .175%             .150%
Capital Growth Bond Trust.........................       .225%             .225%             .150%             .100%
Equity Index Trust................................       .100%             .100%             .100%             .100%

------------------
* With respect to this NASL Portfolio, the applicable subadvisory fee is .75% on the first $20,000,000 and .60% between $20,000,000 and
         $50,000,000.

         For the year ended December 31, 1995, NASL Financial paid aggregate subadvisory fees of $12,007,940. Of that amount, $197,786 was paid with respect to the NASL Money Market Trust (such amount was paid to such NASL Portfolio's previous subadviser), with the balance paid with respect to the other portfolios of NASL that were in existence during the year ended December 31, 1995.

         Above are brief summaries of the advisory agreement with NASL Financial ("Advisory Agreement") and the subadvisory agreements with the subadvisers ("Subadvisory Agreements"). A more comprehensive statement of the terms of such agreements appears in the Statement of Additional Information under the caption "Investment Management Arrangements".

         All or a portion of NASL brokerage commissions may be paid to affiliates of Price-Fleming.


EXPENSES

         Subject to the expense limitations discussed above, NASL is responsible for the payment of all expenses of its organization, operations and business, except for those expenses NASL Financial or the NASL subadvisers have agreed to pay pursuant to the Advisory or Subadvisory Agreements. Among the expenses to be borne by NASL are charges and expenses of the custodian, independent accountants and transfer, bookkeeping and dividend disbursing agents appointed by NASL, brokers' commissions and issue and transfer taxes on securities transactions to which NASL is a party, taxes payable by NASL, and legal fees and expenses in connection with the affairs of NASL, including registering and qualifying its shares with regulatory authorities and in connection with any litigation.

         For the year ended December 31, 1995, the expenses, including NASL Financial's fee but excluding portfolio brokerage commissions, expressed as a percentage of average net assets, was .54% for the NASL Money Market Trust.

         For the year ended December 31, 1995, the expenses, excluding NASL Financial's fee and portfolio brokerage commissions, expressed as a percentage of average net assets, .04% for the NASL Money Market Trust.

         Each of the NASL Portfolios anticipates that its annual portfolio turnover rate will exceed 100%. A high portfolio turnover rate generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the NASL Portfolio. The portfolio turnover rate of each of the NASL Portfolios may vary from year to year, as well as within a year. See "Portfolio Turnover" in the Statement of Additional Information.

PERFORMANCE DATA

         From time to time NASL may publish advertisements containing performance data relating to the NASL Portfolios. Performance data will consist of total return quotations which will always include quotations for recent one-year and, when applicable, five-year and ten-year periods and where less than five or ten years, for the period since the date the NASL Portfolio (including, in the case of the NASL Money Market Trust, its predecessor prior to the reorganization of NASL on December 31, 1988) became available for investment. In the case of the NASL Pacific Rim Emerging Markets Trust, NASL Real Estate Securities Trust, NASL Common Stock Trust, NASL Capital Growth Bond Trust and NASL Equity Index Trust, such quotations will be for periods that include the performance of the corresponding Manulife Portfolios. Such quotations for such periods will be the average annual rates of return required for an initial investment of $1,000 to equal the market value of such investment on the last day of the period, after reflection of all NASL charges and expenses and assuming reinvestment of all dividends and distributions. Performance figures used by NASL are based on the actual historical performance of its portfolios for specified periods, and the figures are not intended to indicate future performance. Moreover, NASL's performance figures are not comparable to those for public mutual funds. Trust shares are only available as the underlying investment medium for contracts which provide for certain charges, as described in the prospectus offering such contracts. The impact of such charges is not reflected in NASL's performance figures. More detailed information on the computations is set forth in the Statement of Additional Information. NASL's annual report, which is available without charge upon request, contains further discussions of NASL Portfolio performance.

         NASL may also from time to time advertise the performance of certain NASL Portfolios relative to that of unmanaged indices, including but not limited to the Dow Jones Industrial Average, the Lehman Brothers Bond, Government Corporate, Corporate and Aggregate Indices, the Standard and Poor's 500, the Value Line Composite and the Morgan Stanley Capital International Europe, Australia and Far East ("EAFE") and World Indices. NASL may also advertise the performance rankings assigned certain portfolios or their investment subadvisers by various statistical services, including but not limited to SEI, Lipper Analytical Services, Inc.'s Mutual Fund Performance Analysis and Variable Insurance Products Performance Analysis, Variable Annuity Research and Data Service, Interesec Research Survey of Non-U.S. Equity Fund Returns and Frank Russell International Universe, and any other data which may be presented from time to time by such analysts as Dow Jones, Morning Star, Chase International Performance, Wilson Associates, Stranger, CDA Investment Technology, the Consumer Price Index ("CPI"), The Bank Rate Monitor National Index, IBC/Donaghue's Average U.S. Government and Agency, or as they appear in various publications, including The Wall Street Journal, The New York Times, Forbes, Barrons, Fortune, Money Magazine, Financial World and Financial Services Week.


D.       PURCHASE AND REDEMPTION OF SHARES

         Like MSF, shares of NASL are offered continuously, without sales charge, at prices equal to the respective net asset values of the portfolio being purchased. Both MSF and NASL sell their shares directly without the use of any underwriter. Shares of NASL are sold and redeemed at their net asset value next computed after a purchase payment or redemption request is received by the shareholder from the contract owner or after any other purchase or redemption order is received by NASL. Depending upon the net asset values at that time, the amount paid upon redemption may be more or less than the cost of the shares redeemed. Payment for shares redeemed will be made as soon as possible, but in any event within seven days after receipt of a request for redemption.

         The net asset value of the shares of each NASL Portfolio is determined once daily as of the close of regularly scheduled trading on the New York Stock Exchange, Monday through Friday, except that no determination is required on (i) days on which changes in the value of such NASL Portfolio's portfolio securities will not materially affect the current net asset value of the shares of the NASL Portfolio, (ii) days during which no shares of such NASL Portfolio are tendered for redemption and no order to purchase or sell such shares is received by NASL, or (iii) the following business holidays or the days on which such holidays are observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Generally, trading in non-U.S. securities, as well as U.S. Government securities and money market instruments, is substantially completed each day at various times prior to the close of regularly scheduled trading of the New York Stock Exchange. The values of such securities used in computing the net asset value of a NASL Portfolio's shares are generally determined as of such times. Occasionally, events which affect the values of such securities may occur between the times at which they are generally determined and the close of the New York Stock Exchange and would therefore not be reflected in the computation of a NASL Portfolio's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined in good faith by the NASL subadvisers under procedures established and regularly reviewed by the NASL Board.

         The net asset values per share of all NASL Portfolios other than the NASL Money Market Trust are computed by adding the sum of the value of the securities held by each NASL Portfolio plus any cash or other assets it holds, subtracting all its liabilities, and dividing the result by the total number of shares outstanding of that NASL Portfolio at such time. Securities held by each of the NASL Portfolios other than the NASL Money Market Trust, except for money market instruments with remaining maturities of 60 days or less, are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the NASL Board although the actual calculations may be made by persons acting pursuant to the direction of the NASL Board.

         All instruments held by the NASL Money Market Trust and money market instruments with a remaining maturity of 60 days or less held by the other NASL Portfolios are valued on an amortized cost basis.


E.       TAX MATTERS

         TAX STATUS. NASL believes that each NASL Portfolio will qualify as a regulated investment company under Subchapter M, Chapter 1, Subtitle A of the Code, and NASL intends to take the steps necessary to so qualify each NASL Portfolio. As a result of qualifying as a regulated investment company, each NASL Portfolio will not be subject to federal income tax to the extent that the NASL Portfolio distributes its net income, including its net realized capital gains, to its shareholders. Accordingly, each NASL Portfolio intends to distribute substantially all of its net income, including all of its net realized capital gains, to its shareholders. Under current law, net income, including net realized capital gain, is not taxed to a life insurance company to the extent that it is applied to increase the reserves for the company's variable annuity and life insurance contracts.

         SOURCES OF GROSS INCOME. To qualify for treatment as a regulated investment company, a NASL Portfolio must, among other things, derive its income from certain sources. Specifically, in each taxable year a NASL Portfolio must derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities, or currencies. A NASL Portfolio must also derive less than 30% of its gross income from the sale or other disposition of any of the following which was held for less than three months:
(1) stock or securities, (2) options, futures, or forward contracts (other than options, futures, or forward contracts on foreign currencies), or (3) foreign currencies (or options, futures, or forward contracts on foreign currencies) but only if such currencies (or options, futures, or forward contracts) are not directly related to the NASL Portfolio's principal business of investing in stock or securities (or options and futures with respect to stocks or securities). For purposes of these tests, gross income generally is determined without regard to losses from the sale or other disposition of stock or securities or other portfolio assets. Compliance with these requirements may prevent a NASL Portfolio from utilizing options, futures, and forward contracts as much as the subadviser might otherwise believe to be desirable.

         DIVERSIFICATION OF ASSETS. To qualify for treatment as a regulated investment company, a NASL Portfolio must also satisfy certain requirements with respect to the diversification of its assets. A NASL Portfolio must have, at the close of each quarter of the taxable year, at least 50% of the value of its total assets represented by cash, cash items, United States Government securities, securities of other regulated investment companies, and other securities which, in respect of any one issuer, do not represent more than 5% of the value of the assets of the NASL Portfolio nor more than 10% of the voting securities of that issuer. In addition, at those times not more than 25% of the value of the NASL Portfolio's assets may be invested in securities (other than United States Government securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers which the NASL Portfolio controls and which are engaged in the same or similar trades or businesses or related trades or businesses.

         Because NASL is established as an investment medium for insurance company separate accounts, regulations under Subchapter L of the Code impose additional diversification requirements on each NASL Portfolio. These requirements generally are that no more than 55% of the value of the assets of a NASL Portfolio may be represented by any one investment; no more than 70% by any two investments; no more than 80% by any three investments; and no more than 90% by any four investments. For these purposes, all securities of the same issuer are treated as a single investment and each United States government agency or instrumentality is treated as a separate issuer.

         FOREIGN INVESTMENTS. NASL Portfolios investing in foreign securities or currencies may be required to pay withholding or other taxes to foreign governments. Foreign tax withholding from dividends and interest, if any, is generally at a rate between 10% and 35%. The investment yield of any NASL Portfolio that invests in foreign securities or currencies will be reduced by these foreign taxes. Shareholders will bear the cost of any foreign tax withholding, but may not be able to claim a foreign tax credit or deduction for these foreign taxes. NASL Portfolios investing in securities of passive foreign investment companies may be subject to U.S. federal income taxes and interest charges (and investment yield of the NASL Portfolios making such investments will be reduced by these taxes and interest charges). Shareholders will bear the cost of these taxes and interest charges, but will not be able to claim a deduction for these amounts.

         ADDITIONAL TAX CONSIDERATIONS. If a NASL Portfolio failed to qualify as a regulated investment company, owners of contracts based on such NASL Portfolio
(1) might be taxed currently on the investment earnings under their contracts and thereby lose the benefit of tax deferral, and (2) such NASL Portfolio might incur additional taxes. In addition, if a NASL Portfolio failed to comply with the diversification requirements of the regulations under Subchapter L of the Code, owners of contracts based on such NASL Portfolio would be taxed on the investment earnings under their contracts and thereby lose the benefit of tax deferral. Accordingly, compliance with the above rules is carefully monitored by NASL Financial and the NASL subadvisers and it is intended that the NASL Portfolios will comply with these rules as they exist or as they may be modified from time to time. Compliance with the tax requirements described above may result in a reduction in the return under a NASL Portfolio, since, to comply with the above rules, the investments utilized (and the time at which such investments are entered into and closed out) may be different from those that the NASL subadvisers might otherwise believe to be desirable.

         OTHER INFORMATION. For more information regarding the tax implications for the purchaser of a variable annuity or life insurance contract who allocates investments to NASL, please refer to the prospectus for such contract.

         The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations currently in effect. It is not intended to be a complete explanation or a substitute for consultation with individual tax advisers. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury Regulations promulgated thereunder. The Code and Regulations are subject to change.


F.       OTHER INFORMATION CONCERNING SHARES OF NASL


DIVIDENDS

         NASL intends to declare as dividends substantially all of the net investment income, if any, of each NASL Portfolio. For dividend purposes, net investment income of each NASL Portfolio except the NASL Money Market Trust will consist of all payments of dividends (other than stock dividends) or interest received by such NASL Portfolio less the estimated expenses of such NASL Portfolio (including fees payable to NASL Financial) and for the NASL Money Market Trust it will consist of the interest income earned on investments, plus or minus amortized purchase discount or premium, plus or minus realized gains and losses, less estimated expenses. Dividends from the net investment income and the net realized short-term and long-term capital gains, if any, for each NASL Portfolio except the NASL Money Market Trust will be declared not less frequently than annually and reinvested in additional full and fractional shares of that NASL Portfolio or paid in cash. Dividends from net investment income and net realized short-term and long-term capital gains, if any, for the NASL Money Market Trust will be declared and reinvested, or paid in cash, daily.


SHARES OF NASL

         NASL's Declaration of Trust authorizes the NASL Board to issue an unlimited number of full and fractional shares of beneficial interest having a par value of $.01 per share, to divide such shares into an unlimited number of series of shares and to designate the relative rights and preferences thereof, all without shareholder approval. In addition, the NASL Board is authorized to divide any series of shares into separate classes, also without shareholder approval. NASL currently has seventeen series of shares, one for each portfolio of NASL. Shares of each NASL Portfolio have equal rights with regard to redemptions, dividends, distributions and liquidations with respect to that NASL Portfolio. When issued, shares are fully paid and non-assessable and do not have preemptive or conversion rights or cumulative voting rights. All shares are entitled to one vote and are voted by series, except that when voting for the election of the NASL Board and when otherwise permitted by the 1940 Act, shares are voted in the aggregate. Only shares of a particular NASL Portfolio are entitled to vote on matters determined by the NASL Board to affect only the interests of that NASL Portfolio.

         NASL currently has three shareholders, Security Life, Manufacturers Life of America and FNAL. Security Life provided NASL with its initial capital. Currently, Security Life owns NASL shares attributable to the initial capitalization of the NASL Growth and Income Trust. Each shareholder owns the NASL shares attributable to contracts participating in its separate accounts and will vote such shares and, in the case of Security Life, NASL shares owned beneficially by Security Life, in accordance with instructions received from contract owners.

         Shares of NASL may be sold to both variable annuity separate accounts and variable life insurance separate accounts of affiliated insurance companies. NASL currently does not foresee any disadvantages to the owners of variable annuity or variable life insurance contracts arising from the fact that the interests of those owners may differ. Nevertheless, the NASL Board will monitor events in order to identify any material irreconcilable conflicts which may possibly arise due to differences of tax treatment or other considerations and to determine what action, if any, should be taken in response thereto. Such an action could include the withdrawal of a separate account from participation in NASL.


G.       CUSTODIAN

         State Street Bank and Trust Company ("State Street"), 225 Franklin Street, Boston, Massachusetts 02110, acts as custodian and bookkeeping agent for all of the NASL Portfolios. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks. State Street also acts as custodian and bookkeeping agent for all of the Manulife Portfolios.


H.       ADDITIONAL INFORMATION

         The Statement of Additional Information contains more detailed information about NASL and the shares, including additional information related to (i) each NASL Portfolio's investment policies and restrictions, (ii) risk factors associated with each NASL Portfolio's policies and investments, (iii) NASL's Trustees and officers, NASL Financial and NASL subadvisers, (iv) portfolio transactions and brokerage allocation, (v) the NASL Portfolios' shares, including rights and liabilities of shareholders, and (vi) additional performance information, including the method used to calculate yield or total rate of return quotations of such shares. The audited financial statements for the NASL Money Market Trust for its last fiscal year end, and its unaudited financial statements for the six month period ended June 30, 1996, are incorporated by reference into the Statement of Additional Information.

         Reports and other information filed by NASL can be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates. In addition, copies of recent information filed by NASL may be obtained from the Commission's Internet address at http://www.sec.gov. NASL will furnish, without charge, a copy of NASL's annual report for the fiscal year ended December 31, 1995 and NASL's semiannual report for the six month period ended June 30, 1996 to a shareholder upon request. To obtain a report, please contact NASL at 1-800-827-8037 or at 116 Huntington Avenue, Boston, Massachusetts 02116, Attn: Teleservices Department.

         Directors and officers of MSF, in the aggregate, own, or have the right to provide voting instructions for, less than 1% of each Manulife Portfolio's outstanding shares.

         Trustees and officers of NASL, in the aggregate, own, or have the right to provide voting instructions for, less than 1% of each NASL Portfolio's outstanding shares.


                              INFORMATION ABOUT MSF

         Information concerning the operations and management of MSF is incorporated herein by reference from its current prospectus and its current statement of additional information, each dated August 14, 1996, copies of which may be obtained without charge by writing or calling MSF at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. Reports and other information filed by MSF can be inspected and copied at the Public Reference Facilities maintained by the Commission, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates. In addition, copies of recent information filed by MSF may be obtained from the Commission's Internet address at http://www.sec.gov.

         MSF will furnish, without charge, a copy of MSF's annual report for the fiscal year ended December 31, 1995, and a copy of MSF's semiannual report for the six month period ended June 30, 1996, to a shareholder upon request. To obtain a report, please contact MSF at the telephone number or address set forth on the cover of this Prospectus/Proxy Statement.

                        FINANCIAL STATEMENTS AND EXPERTS

         The financial statements of the NASL Money Market Trust included and incorporated by reference into this Prospectus/Proxy Statement have been so incorporated and included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, One Post Office Square, Boston, MA 02109, given on the authority of said firm as experts in accounting and auditing.

         The financial statements of the Manulife International Fund, Manulife Emerging Growth Equity Fund, Manulife Balanced Assets Fund, Manulife Common Stock Fund, Manulife Pacific Rim Emerging Markets Fund, Manulife Real Estate Securities Fund, Manulife Capital Growth Bond Fund and Manulife Equity Index Fund for the year ended December 31, 1995 included and incorporated by reference into this Prospectus/Proxy Statement have been so incorporated and included herein in reliance on the report of Ernst & Young LLP, independent auditors, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116, given on the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         Certain matters concerning the issuance of shares of the NASL Portfolios will be passed upon by the law department of The Manufacturers Life Insurance Company, 116 Huntington Avenue, Boston, Massachusetts 02116.

                                    APPENDIX

                              DEBT SECURITY RATINGS

STANDARD & POOR'S RATINGS GROUP ("S&P")

Commercial Paper:

A-1 The rating A-1 is the highest rating assigned by S&P to commercial paper. This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

A-2 Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high for issuers designated "A-1".

Bonds:

AAA               Debt rated AAA has the highest rating assigned by S&P.
                  Capacity to pay interest and repay principal is extremely strong.

AA Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

A Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB-B-CCC-CC       Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

D Bonds rated D are in default. The D category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired. The D rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

The ratings set forth above may be modified by the addition of a plus or minus to show relative standing within the major rating categories.



MOODY'S INVESTORS SERVICE, INC. ("MOODY'S")

Commercial Paper:

P-1 The rating P-1 is the highest commercial paper rating assigned by Moody's. Issuers rated P-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. P-1 repayment capacity will normally be evidenced by the following characteristics: (1) leading market positions in established industries; (2) high rates of return on funds employed; (3) conservative capitalization structures with moderate reliance on debt and ample asset protection; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and (5) well established access to a range of financial markets and assured sources of alternate liquidity.

P-2 Issuers rated P-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

Bonds:

Aaa Bonds which are rated Aaa by Moody's are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds which are rated Aa by Moody's are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

A Bonds which are rated A by Moody's possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa Bonds which are rated Baa by Moody's are considered as medium grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

 B Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance and other terms of the contract over any long period of time may be small.

Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds which are rated Ca represent obligations which are speculative in high degree. Such issues are often in default or have other marked shortcomings.

C Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Moody's applies numerical modifiers "1", "2" and "3" to certain of its rating classifications. The modifier "1" indicates that the security ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates that the issue ranks in the lower end of its generic rating category.

                                                                       EXHIBIT A






                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") made this 27th day of September, 1996, by and between Manulife Series Fund, Inc. (the "Fund"), a Maryland corporation, on behalf of each series of the Fund listed below (the "Manulife Portfolios") and NASL Series Trust (the "Trust"), a Massachusetts business trust established under a Declaration of Trust dated September 29, 1988, as amended, on behalf of each series of the Trust listed below (the "NASL Portfolios").


Manulife Portfolios                      Corresponding NASL Portfolios
-------------------                      -----------------------------

Money-Market Fund                        Money Market Trust
International Fund                       International Stock Trust
Emerging Growth Equity Fund              Emerging Growth Trust
Balanced Assets Fund                     Balanced Trust
Common Stock Fund                        Common Stock Trust
Pacific Rim Emerging Markets Fund        Pacific Rim Emerging Markets Trust
Real Estate Securities Fund              Real Estate Securities Trust
Capital Growth Bond Fund                 Capital Growth Bond Trust
Equity Index Fund                        Equity Index Trust


         The International Stock Trust, Emerging Growth Trust, Balanced Trust, Common Stock Trust, Pacific Rim Emerging Markets Trust, Real Estate Securities Trust, Capital Growth Bond Trust and Equity Index Trust of the Trust are also referred to as the "New NASL Portfolios".

         WHEREAS, the Board of Directors of the Fund and the Board of Trustees of the Trust have determined, respectively, that the transfer of all of the assets and liabilities of each Manulife Portfolio to the corresponding NASL Portfolio noted above is in the best interests of each Manulife Portfolio and the corresponding NASL Portfolio, as well as the best interests of shareholders and holders of variable life and annuity contracts funded by shares of the Manulife Portfolios and the NASL Portfolios, and that the interests of existing shareholders and contractholders would not be diluted as a result of this transaction;

         WHEREAS, the parties hereto intend to provide for the reorganization of the Manulife Portfolios (the "Reorganization") through the acquisition by the Trust on behalf of the NASL Portfolios of all of the assets, subject to all of the liabilities, of the Manulife Portfolios in exchange for shares of beneficial interest, par value $.01 per share, of the NASL Portfolios (the "NASL Portfolio Shares"), the liquidation of the Manulife Portfolios and the distribution to Fund shareholders of such NASL Portfolio Shares, all pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

         NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. TRANSFER OF ASSETS OF THE MANULIFE PORTFOLIOS IN EXCHANGE FOR THE NASL PORTFOLIO SHARES AND LIQUIDATION OF THE MANULIFE PORTFOLIOS

         (a)      Plan of Reorganization.

                  (i) The Fund on behalf of each Manulife Portfolio will convey, transfer and deliver the assets of each Manulife Portfolio to the NASL Portfolio set forth opposite its name in the table above (each such NASL Portfolio being the "Corresponding NASL Portfolio" of the Manulife Portfolio set forth opposite its name, and each such Manulife Portfolio being the "Corresponding Manulife Portfolio" of the NASL Portfolio set forth opposite its name) all of the then existing assets of such Manulife Portfolio (consisting, without limitation, of portfolio securities and instruments, dividend and interest receivables, cash and other assets). In consideration thereof, the Trust on behalf of each NASL Portfolio will (A) assume and pay, to the extent that they exist on or after the Effective Time of the Reorganization (as defined in Section 1(b)(i) hereof), all of the obligations and liabilities of the Corresponding Manulife Portfolio and (B) issue and deliver to the Corresponding Manulife Portfolio full and fractional shares of beneficial interest of the Corresponding NASL Portfolio, with respect to each Corresponding NASL Portfolio equal to that number of full and fractional NASL Portfolio Shares as determined in Section 1(c) hereof. Any shares of capital stock (if any), par value $.01 per share, of the Manulife Portfolios ("Manulife Portfolio Shares") held in the treasury of the Fund at the Effective Time of the Reorganization shall thereupon be retired. Such transactions shall take place at the closing provided for in Section 1(b) hereof (the "Closing"). All computations for the Manulife Portfolios and the NASL Portfolios shall be performed by State Street Bank and Trust Company (the "Custodian"), as custodian and pricing agent for the Manulife Portfolios and the NASL Portfolios. The determination of said Custodian shall be conclusive and binding on all parties in interest.

                  (ii) As of the Effective Time of the Reorganization, each Manulife Portfolio will liquidate and distribute pro rata to its shareholders of record ("Manulife Portfolio shareholders") as of the Effective Time of the Reorganization the NASL Portfolio Shares received by such Manulife Portfolio pursuant to Section 1(a)(i) in actual or constructive exchange for the shares of the Manulife Portfolio held by the Manulife Portfolio shareholders. Such liquidation and distribution will be accomplished by the transfer of the Corresponding NASL Portfolio Shares then credited to the account of each Manulife Portfolio on the books of the Corresponding NASL Portfolio, to open accounts on the share records of the Corresponding NASL Portfolio in the names of the Manulife Portfolio shareholders and representing the respective pro rata number of the NASL Portfolio Shares due such shareholders. The NASL Portfolios will not issue certificates representing the NASL Portfolio Shares in connection with such exchange.

                  (iii) As soon as practicable after the Effective Time of the Reorganization, the Fund shall take all the necessary steps under Maryland law and the Fund's Articles of Incorporation to effect a complete dissolution of the Fund and to deregister the Fund under the Investment Company Act of 1940, as amended (the "Act").

         (b)      Closing and Effective Time of the Reorganization.

                           (i) Subject to the satisfaction of the conditions to
                  the Closing specified in this Agreement, the Closing shall occur as of the close of regularly scheduled trading on the New York Stock Exchange (the "Effective Time of the Reorganization") on the day (the "Closing Date") which is the later of (A) the final adjournment of the meeting of the holders of Fund shares at which this Agreement will be considered, (B) the declaration by the Securities and Exchange Commission (the "Commission") of the effectiveness of the N-1A Amendment (as defined in Section 4(b) hereof), (C) December 31, 1996 and (D) such later day as the parties may mutually agree.

                           (ii) The Closing shall be held at the offices of the
                  Trust in Boston, Massachusetts or at such other place as the parties may agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time of the Reorganization unless otherwise provided.

                           (iii) In the event that on the proposed Closing Date
                  (A) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (B) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate valuation of the net assets of the NASL Portfolios or the Manulife Portfolios is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

                           (iv) At the Closing, portfolio securities of the
                  Manulife Portfolios shall be transferred by the Custodian to the accounts of the Corresponding NASL Portfolios duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

         (c)      Valuation.

                           (i) The net asset value of the shares of each NASL
                  Portfolio and the net value of the assets of each Corresponding Manulife Portfolio to be transferred in exchange therefore shall be determined as of the Effective Time of the Reorganization. The net asset value of the NASL Portfolio Shares shall be computed by the Custodian in the manner set forth in the Trust's Declaration of Trust or By-laws and then current prospectus and statement of additional information and shall be computed to not less than two decimal places. The net value of the assets of each Manulife Portfolio to be transferred shall be computed by the Custodian by calculating the value of the assets transferred by the Manulife Portfolio and by subtracting therefrom the amount of the liabilities assigned and transferred to the Corresponding NASL Portfolio, said assets and liabilities to be valued in the manner set forth in the Fund's Articles of Incorporation or By-laws and then current prospectus and statement of additional information.

                           (ii) The number of NASL Portfolio Shares to be issued
                  (including fractional shares, if any) by each NASL Portfolio in exchange for the Corresponding Manulife Portfolio's assets shall be determined by an exchange ratio computed by dividing the net value of such Manulife Portfolio's assets by the net asset value per share of such NASL Portfolio, both as determined in accordance with Section 1(c)(i); provided, however, that in the case of the Manulife Portfolios which correspond to the New NASL Portfolios, the exchange ratio shall be one.

                           (iii) All computations of value shall be made by the
                  Custodian in accordance with its regular practice as pricing agent for the NASL Portfolios and the Manulife Portfolios.

2.       REPRESENTATIONS AND WARRANTIES OF NASL

         The Trust represents and warrants to the Fund as follows:

         (a) Organization, Existence, etc. The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted, and each NASL Portfolio is a validly existing series of shares of such business trust representing interests therein under the laws of Massachusetts. The Trust has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

         (b) Registration as Investment Company. The Trust is registered under the Act as an open-end investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

         (c) Current Offering Documents. The current prospectus and statement of additional information of the Trust, each dated July 11, 1996, as supplemented in the case of the prospectus by a supplement dated July 31, 1996 and in the case of the statement of additional information by a supplement dated July 24, 1996, and (except in the case of such supplements) included in the Trust's registration statement on Form N-1A filed with the Commission, comply in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Act and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (d) Capitalization. The Trust has an unlimited number of authorized shares of beneficial interest, par value $.01 per share, of which as of June 24, 1996 there were outstanding the following numbers of shares of the NASL Portfolios: 33,815,940.278 shares of Money Market Trust, and no shares of such NASL Portfolio were held in the treasury of the Trust. There are no outstanding shares of the New NASL Portfolios. All of the outstanding shares of the Trust have been duly authorized and are validly issued, fully paid and nonassessable (except as disclosed in the Trust's prospectus and recognizing that under Massachusetts law, shareholders of an NASL Portfolio could, under certain circumstances, be held personally liable for the obligations of such NASL Portfolio). Because the Trust is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization. All of the issued and outstanding shares of Money Market Trust have been offered and sold in compliance in all material respects with applicable registration requirements of the Securities Act and applicable state securities laws.

         (e) Financial Statements. The financial statements of the Trust for the fiscal year ended December 31, 1995, which have been audited by Coopers & Lybrand L.L.P., and the unaudited financial statements of the Trust for the six months ended June 30, 1996 (collectively, the "Trust's Financial Statements"), previously delivered to the Fund, fairly present the financial position of the Trust as of the dates thereof and the results of its operations and changes in its net assets for each of the periods indicated in accordance with generally accepted accounting principles ("GAAP").

         (f) Shares to be Issued Upon Reorganization. The NASL Portfolio Shares to be issued in connection with the Reorganization will be duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and nonassessable (except as disclosed in the Trust's prospectus and recognizing that under Massachusetts law, shareholders of an NASL Portfolio could, under certain circumstances, be held personally liable for the obligations of such NASL Portfolio).

         (g) Authority Relative to this Agreement. The Trust has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Trust's Board of Trustees and no other proceedings by the Trust other than those contemplated under this Agreement are necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. The Trust is not a party to or obligated under any provision of its declaration of trust or by-laws, or under any indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by or which would prevent its execution and performance of this Agreement in accordance with its terms.

         (h) Liabilities. There are no liabilities of the Trust or the NASL Portfolios, whether actual or contingent and whether or not determined or determinable, other than liabilities disclosed or provided for in the Trust's Financial Statements and liabilities incurred in the ordinary course of business subsequent to June 30, 1996 or otherwise previously disclosed to the Fund, none of which has been materially adverse to the business, assets or results of operations of the Trust.

         (i) No Material Adverse Change. Since June 30, 1996, there has been no material adverse change in the financial condition, results of operations, business, properties or assets of the Trust, other than those occurring in the ordinary course of business (for these purposes, a decline in net asset value and a decline in net assets due to redemptions do not constitute a material adverse change).

         (j) Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of the Trust, threatened which would adversely affect the Trust or the NASL Portfolios or the Trust's assets or business or which would prevent or hinder consummation of the transactions contemplated hereby, there are no facts which would form the basis for the institution of administrative proceedings against the Trust and, to the knowledge of the Trust, there are no regulatory investigations of the Trust pending or threatened, other than routine inspections and audits.

         (k) Contracts. No default exists under any material contract or other commitment to which the Trust or any NASL Portfolio is subject. As of the Effective Time of the Reorganization, the Trust will have no liability in respect of any of the contracts referred to in Section 4(f).

         (l) Taxes. The federal income tax returns of the Trust and each series of the Trust, and all other income tax returns required to be filed by the Trust and any series of the Trust, have been filed for all taxable years to and including December 31, 1995, and all taxes payable pursuant to such returns have been paid. To the knowledge of the Trust, no such return is under audit and no assessment has been asserted in respect of any such return. All federal and other taxes owed by the Trust or any series of the Trust have been paid so far as due. Each series of the Trust, other than the New NASL Portfolios, Science & Technology Trust, Equity-Income Trust, High Yield Trust, Worldwide Growth Trust and Pilgrim Baxter Growth Trust, which have not yet commenced operations, is qualified as a regulated investment company under the Code in respect of each taxable year since commencement of its operations, and each New NASL Portfolio will elect to be treated as a regulated investment company under the Code. The Trust and each NASL Portfolio currently are, and will continue to be up until and at the Closing Date, in compliance with Section 817(h) of the Code.

         (m) No Approvals Required. Except for the Registration Statement (as defined in Section 4(c) hereof) and the approval of Fund shareholders referred to in Section 6(a) hereof, the exemptive relief requested in the Exemptive Application (as defined in Section 4(g) hereof), the N-1A Amendment (as defined in Section 4(b) hereof) and the approvals of Trust shareholders referred to in Sections 6(f) and 6(g) hereof, no consents, approvals, authorizations, registrations or exemptions under federal or state laws are necessary for the consummation by the Trust of the Reorganization, except such as have been obtained as of the date hereof.

3.       REPRESENTATIONS AND WARRANTIES OF THE FUND

         The Fund represents and warrants to the Trust as follows:

         (a) Organization, Existence, etc. The Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted, and each Manulife Portfolio is a validly existing series of shares of such corporation representing interests therein under the laws of Maryland. The Fund has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

         (b) Registration as Investment Company. The Fund is registered under the Act as an open-end investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

         (c) Current Offering Documents. The current prospectus and statement of additional information of the Fund, each dated August 14, 1996 and included in the Fund's registration statement on Form N-1A filed with the Commission, comply in all material respects with the requirements of the Securities Act and the Act and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (d) Capitalization. The authorized capital stock of the Fund consists of 1,000,000,000 shares of common stock, par value $.01 per share, of which as of June 24, 1996 there were outstanding the following numbers of shares of the Manulife Portfolios: 4,121,516.894 shares of Money-Market Fund, 2,571,534.851 shares of International Fund, 8,770,698.390 shares of Emerging Growth Equity Fund, 7,304,913.810 shares of Balanced Assets Fund, 4,270,608.943 shares of Common Stock Fund, 1,908,435.152 shares of Pacific Rim Emerging Markets Fund, 3,801,682.955 shares of Real Estate Securities Fund, 3,838,453.285 shares of Capital Growth Bond Fund and 325,263.287 shares of Equity Index Fund, and no shares of any such Manulife Portfolio were held in the treasury of the Fund. All of the outstanding shares of the Fund have been duly authorized and are validly issued, fully paid and nonassessable. Because the Fund is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization. All such shares will, at the time of the Closing, be held by the shareholders of record of the Manulife Portfolios as set forth on the books and records of the Fund in the amounts set forth therein, and as set forth in any list of shareholders of record provided to the Trust for purposes of the Closing, and no such shareholders of record will have any preemptive rights to purchase any Fund shares, and the Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Fund shares (other than any existing dividend reinvestment plans of the Manulife Portfolios or as set forth in this Agreement), nor are there outstanding any securities convertible into any shares of the Manulife Portfolios (except pursuant to any existing exchange privileges described in the current prospectus and statement of additional information of the Fund). All of each Manulife Portfolio's issued and outstanding shares have been offered and sold in compliance in all material respects with applicable registration requirements of the Securities Act and applicable state securities laws.


         (e) Financial Statements. The financial statements of the Fund for the fiscal year ended December 31, 1995, which have been audited by Ernst & Young LLP, and the unaudited financial statements of the Fund for the six months ended June 30, 1996 (collectively, the "Fund's Financial Statements"), previously delivered to the Trust, fairly present the financial position of the Fund as of the date thereof, and the results of its operations and changes in its net assets for the periods indicated, in accordance with GAAP.

         (f) Authority Relative to this Agreement. The Fund has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Fund's Board of Directors and no other proceedings by the Fund other than those contemplated by this Agreement are necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. The Fund is not a party to or obligated under any provision of its charter or by-laws, or under any indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by or which would prevent its execution and performance of this Agreement in accordance with its terms.

         (g) Liabilities. There are no liabilities of the Fund, whether actual or contingent and whether or not determined or determinable, other than liabilities disclosed or provided for in the Fund's Financial Statements and liabilities incurred in the ordinary course of business subsequent to June 30, 1996 or otherwise previously disclosed to the Trust, none of which has been materially adverse to the business, assets or results of operations of the Fund.

         (h) No Material Adverse Change. Since June 30, 1996, there has been no material adverse change in the financial condition, results of operations, business, properties or assets of the Fund, other than those occurring in the ordinary course of business (for these purposes, a decline in net asset value and a decline in net assets due to redemptions do not constitute a material adverse change).

         (i) Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of the Fund, threatened which would adversely affect the Fund or its assets or business or which would prevent or hinder consummation of the transactions contemplated hereby, there are no facts which would form the basis for the institution of administrative proceedings against the Fund and, to the knowledge of the Fund, there are no regulatory investigations of the Fund pending or threatened, other than routine inspections and audits.

         (j) Contracts. The Fund and each Manulife Portfolio is subject to no contracts or other commitments (other than this Agreement) which will not be terminated without liability to the Fund or the Manulife Portfolios as of or prior to the Effective Time of the Reorganization.

         (k) Taxes. The federal income tax returns of the Fund and each Manulife Portfolio, and all other income tax returns required to be filed by the Fund, have been filed for all taxable years to and including the taxable year ended December 31, 1995, and all taxes payable pursuant to such returns have been paid. To the knowledge of the Fund, no such return is under audit and no assessment has been asserted in respect of any such return. All federal and other taxes owed by the Fund or any Manulife Portfolio have been paid so far as due. Each Manulife Portfolio has qualified as a regulated investment company under the Code in respect of each taxable year since commencement of its operations. The Fund and each Manulife Portfolio currently are, and will continue to be up until and at the Closing Date, in compliance with Section 817(h) of the Code.

         (l) No Approvals Required. Except for the Registration Statement and the approval of Fund shareholders referred to in Section 6(a) hereof, the exemptive relief requested by the Exemptive Application, the N-1A Amendment and the approvals of Trust shareholders referred to in Sections 6(f) and 6(g) hereof, no consents, approvals, authorizations, registrations or exemptions under federal or state laws are necessary for the consummation by the Fund of the Reorganization, except such as have been obtained as of the date hereof.

4.       COVENANTS OF THE TRUST

         The Trust covenants to the Fund as follows:

         (a) Trust Meeting of Shareholders. The Trust shall call and hold a meeting of the shareholders of the Trust for the purpose of all of the shareholders of the Trust acting upon the matters referred to in clause (i) of
Section 6(e) of this Agreement and the shareholders of Money Market Trust acting upon the matters referred to in Section 7(f) of this Agreement. The Trust shall cause the sole shareholder of the New NASL Portfolios to vote, prior to the Effective Time of the Reorganization, to approve the matters referred to in
Section 6(f) of this Agreement.

         (b) Formation of New Portfolios; Amendment of Registration Statement on Form N-1A. Prior to the Effective Time of the Reorganization, the Trust will take all steps necessary to cause the formation and registration of the New NASL Portfolios, including filing an amendment or amendments to the Trust's registration statement on Form N-1A (collectively, the "N-1A Amendment") with the Commission relating to the registration of shares of the New NASL Portfolios. The investment objective and policies of the New NASL Portfolios will conform with the descriptions thereof contained in the prospectus and statement of additional information for the New NASL Portfolios and the Registration Statement, each in the form made available to the Fund's Board of Directors. The Trust will not issue any shares of the New NASL Portfolios prior to the Effective Time of the Reorganization except as contemplated by this Agreement. The N-1A Amendment will also conform the description of the Money Market Trust in such registration statement with the descriptions of such NASL Portfolio in the Registration Statement, as the Registration Statement may be amended or supplemented prior to the Effective Time of the Reorganization.

         (c) Registration Statement. The Trust shall file with the Commission a Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act relating to the NASL Portfolio Shares issuable hereunder. At the time the Registration Statement becomes effective, the Registration Statement
(i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations") and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the Fund shareholders' meeting referred to in Section 5(a) hereof, and at the Effective Time of the Reorganization, the prospectus/proxy statement (the "Prospectus") and statement of additional information (the "Statement of Additional Information") included therein, as amended or supplemented by any amendments or supplements filed by the Trust, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by the Fund for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in Section 5(c) hereof.

         (d) Cooperation in Effecting Reorganization. The Trust agrees to use all reasonable efforts to effectuate the Reorganization, to continue in operation thereafter, and to obtain any necessary regulatory approvals for the Reorganization. The Trust shall furnish to the Fund such data and information relating to the Trust as shall be reasonably requested by the Fund for inclusion in the information to be furnished to the Manulife Portfolio shareholders in connection with the meeting of the Manulife Portfolio shareholders for the purpose of acting upon this Agreement and the transactions contemplated herein.

         (e) Operations in the Ordinary Course. Except as otherwise contemplated by this Agreement, the Trust shall conduct its business in the ordinary course until the consummation of the Reorganization, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions.

         (f) Contract Terminations. Prior to the Effective Time of the Reorganization, the investment subadvisory agreement between NASL Financial Services, Inc. ("NFS") and Wellington Management Company with respect to Money Market Trust shall be terminated, such termination to be effective prior to or as of the Effective Time of the Reorganization.

         (g) Exemptive Application. The Trust shall use all reasonable efforts to cause the Commission to grant the exemptive relief requested in the Exemptive Application filed on September 19, 1996 by the Trust and the Fund (the "Exemptive Application"), substantially in the form requested in the Exemptive Application, including filing any necessary or advisable amendments to the Exemptive Application.

5.       COVENANTS OF THE FUND

         The Fund covenants to the Trust as follows:

         (a) Fund Meeting of Shareholders. The Fund shall call and hold a meeting of the shareholders of each Manulife Portfolio for the purpose of acting upon this Agreement and the transactions contemplated herein. The Fund shall not hold such meeting until such time as the Commission shall have granted the exemptive relief requested in the Exemptive Application substantially in the form requested in the Exemptive Application.

         (b) Portfolio Securities. With respect to the assets to be transferred in accordance with Section 1(a), each Manulife Portfolio's assets shall consist of all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, claims and receivables (including dividend and interest receivables) owned, and any deferred or prepaid expenses shown as an asset on the Fund's books. At least five (5) business days prior to the Closing, each Manulife Portfolio will provide the Trust with a list of its assets and a list of its stated liabilities. Each Manulife Portfolio shall have the right to sell any of the securities or other assets shown on the list of assets prior to the Closing but will not, without the prior approval of the Trust, acquire any additional securities other than securities which the Corresponding NASL Portfolio is permitted to purchase, pursuant to its investment objective and policies or otherwise (taking into consideration its own portfolio composition as of such date). In the event that the Trust informs the Fund that a Manulife Portfolio holds any investments that its Corresponding NASL Portfolio would not be permitted to hold, the Manulife Portfolio will dispose of such securities prior to the Closing to the extent practicable and to the extent that its shareholders would not be materially affected in an adverse manner by such a disposition. In addition, the Fund will prepare and deliver to the Trust, immediately prior to the Effective Time of the Reorganization, a Statement of Assets and Liabilities of each Manulife Portfolio, prepared in accordance with GAAP (the "Schedule"), which shall include a list of all the securities owned by such Manulife Portfolio as of the Effective Time of the Reorganization. All securities to be listed in the Schedule as of the Effective Time of the Reorganization will be owned by the Fund free and clear of any liens, claims, charges, options and encumbrances, except as indicated in the Schedule or as permitted by the Act, and, except as so indicated, none of such securities is or, after the Reorganization as contemplated hereby, will be subject to any restrictions, legal or contractual, on the disposition thereof (including restrictions as to the public offering or sale thereof under the Securities Act) and, except as so indicated, all such securities are or will be readily marketable.

         (c) Registration Statement. In connection with the preparation of the Registration Statement, the Fund will cooperate with the Trust and will furnish to the Trust the information relating to the Fund required by the Securities Act and the Regulations to be set forth in the Registration Statement (including the Prospectus and Statement of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to the Fund, (i) will comply in all material respects with the provisions of the Securities Act and the Regulations and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the Fund shareholders' meeting referred to in Section 5(a) and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information, as amended or supplemented by any amendments or supplements filed by the Trust, insofar as they relate to the Fund, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by the Fund for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in this Section 5(c).

         (d) Cooperation in Effecting Reorganization. The Fund agrees to use all reasonable efforts to effectuate the Reorganization and to obtain any necessary regulatory approvals for the Reorganization.

         (e) Operations in the Ordinary Course. Except as otherwise contemplated by this Agreement, the Fund shall conduct its business in the ordinary course until the consummation of the Reorganization, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions.

         (f) Contract Terminations. The Fund shall, prior to the Effective Time of the Reorganization, terminate all contracts and other commitments (other than this Agreement) to which the Fund or any Manulife Portfolio is subject, such terminations to be effective as of or prior to the Effective Time of the Reorganization.

         (g) Exemptive Application. The Fund shall use all reasonable efforts to cause the Commission to grant the exemptive relief requested in the Exemptive Application, substantially in the form requested in the Exemptive Application, including filing any necessary or advisable amendments to the Exemptive Application.

         (h) Statement of Earnings and Profits. As promptly as practicable, but in any case within 60 days after the Closing Date, the Fund on behalf of each Manulife Portfolio shall furnish to the Trust on behalf of each NASL Portfolio, in such form as is reasonably satisfactory to the Trust, a statement of the earnings and profits of the Manulife Portfolios for federal income tax purposes, and of any capital loss carryovers and other items that the NASL Portfolios will succeed to and take into account as a result of Section 381 of the Code.

6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE FUND

         The obligations of the Fund hereunder with respect to the consummation of the Reorganization as it relates to each Manulife Portfolio are subject to the satisfaction of the following conditions:

         (a) Approval by the Fund's Shareholders. This Agreement and the transactions contemplated by the Reorganization, including, when necessary, a temporary amendment of the Manulife Portfolios' investment restrictions that might otherwise preclude the consummation of the Reorganization, shall have been approved by the requisite vote of the shares of each Manulife Portfolio entitled to vote on the matter ("Manulife Shareholder Approval").

         (b) Covenants, Warranties and Representations. The Trust shall have complied with each of its covenants contained herein, each of the representations and warranties contained herein shall be true in all material respects as of the Effective Time of the Reorganization (except as otherwise contemplated herein), and there shall have been no material adverse change (as described in Section 2(i)) in the financial condition, results of operations, business, properties or assets of the NASL Portfolios since June 30, 1996.

         (c) Regulatory Approval. The Registration Statement and the N-1A Amendment shall each have been declared effective by the Commission and no stop orders under the Securities Act pertaining thereto shall have been issued, the Commission shall have granted the exemptive relief requested in the Exemptive Application substantially in the form requested in the Exemptive Application, and all other approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained (collectively, the "Regulatory Approvals").

         (d) Tax Opinion. The Fund shall have received the opinion of Simpson Thacher & Bartlett (a partnership which includes professional corporations), dated on or before the Closing Date, addressed to and in form and substance satisfactory to each of the Fund and the Trust, as to certain of the federal income tax consequences under the Code of the Reorganization, insofar as it relates to each Manulife Portfolio and its Corresponding NASL Portfolio, and to shareholders of each Manulife Portfolio (the "Tax Opinion"). For purposes of rendering the Tax Opinion, Simpson Thacher & Bartlett may rely exclusively and without independent verification, as to factual matters, upon the statements made in this Agreement, the Prospectus and Statement of Additional Information, and upon such other written representations as the President of each of the Fund and the Trust will have verified as of the Effective Time of the Reorganization. The Tax Opinion will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of section 368(a)(1) of the Code with respect to each Manulife Portfolio and its Corresponding NASL Portfolio;
(ii) no gain or loss will be recognized by any of the Manulife Portfolios or the Corresponding NASL Portfolios upon the transfer of all the assets and liabilities, if any, of each Manulife Portfolio to its Corresponding NASL Portfolio solely in exchange for NASL Portfolio Shares or upon the distribution of the NASL Portfolio Shares to the holders of Manulife Portfolio Shares solely in exchange for all of their Manulife Portfolio Shares; (iii) no gain or loss will be recognized by shareholders of any of the Manulife Portfolios upon the exchange of such Manulife Portfolio Shares solely for NASL Portfolio Shares;
(iv) the holding period and tax basis of the NASL Portfolio Shares received by each holder of

Manulife Portfolio Shares pursuant to the Reorganization will be the same as the holding period (provided the Manulife Portfolio Shares were held as a capital asset on the date of the Reorganization) and tax basis of the Manulife Portfolio Shares held by the shareholder immediately prior to the Reorganization; and (v) the holding period and tax basis of the assets of each of the Manulife Portfolios acquired by its Corresponding NASL Portfolio will be the same as the holding period and tax basis of those assets to each of the Manulife Portfolios immediately prior to the Reorganization. The payment by NFS or its affiliates of the Reorganization expenses referred to in Section 9 hereof will not affect the opinions set forth above regarding the tax consequences of the exchanges by the Fund and the shareholders of the Fund; however, Simpson Thacher & Bartlett will express no opinion as to any federal income tax consequences to any of the parties of the payment of such expenses by NFS or its affiliates.

         (e) Board of Trustees Approvals. The Board of Trustees of the Trust shall have taken the following action with respect to the Trust or the NASL Portfolios, as the case may be, at a meeting duly called for such purposes:

                (i) approval of the selection of Coopers & Lybrand L.L.P. as the Trust's independent auditors for the fiscal year ending December 31, 1997, on terms acceptable to the Fund's Board of Directors;

               (ii) approval of an investment advisory agreement with NFS with respect to each New NASL Portfolio in the form made available to the Fund's Board of Directors;

              (iii) approval of investment subadvisory agreements between NFS and Manufacturers Adviser Corporation ("MAC") with respect to each of Money Market Trust, Common Stock Trust, Pacific Rim Emerging Markets Trust, Real Estate Securities Trust, Capital Growth Bond Trust and Equity Index Trust, Rowe Price-Fleming International, Inc. ("Price-Fleming") with respect to International Stock Trust, Warburg, Pincus Counsellors, Inc. ("Warburg Pincus") with respect to Emerging Growth Trust, and Founders Asset Management, Inc. ("Founders") with respect to Balanced Trust, in each case in the form made available to the Fund's Board of Directors; and

               (iv) approval of the modification of certain investment policies of the NASL Portfolios to conform with the descriptions thereof contained in the Prospectus and Statement of Additional Information in the form made available to the Fund's Board of Directors or as such descriptions may be amended or supplemented at the time of the Fund shareholders' meeting referred to in Section 6(a) hereof.

         (f) Vote by the Initial Shareholder. North American Security Life Insurance Company, as initial shareholder of each of the New NASL Portfolios, shall have voted, immediately after becoming the initial shareholder of each of the New NASL Portfolios, and prior to the receipt by the Fund of any shares of the New NASL Portfolios, to:

                (i) approve the investment advisory agreement between the Trust and NFS with respect to each of the New NASL Portfolios, as contemplated by Section 6(e) hereof; and

               (ii) approve the investment subadvisory agreements between NFS and MAC with respect to each of Common Stock Trust, Pacific Rim Emerging Markets Trust, Real Estate Securities Trust, Capital Growth Bond Trust and Equity Index Trust, Price-Fleming with respect to International Stock Trust, Warburg Pincus with respect to Emerging Growth Trust, and Founders with respect to Balanced Trust, in each case as contemplated by Section 6(e) hereof.

         (g) Approval by Money Market Trust Shareholders. The shareholders of the Money Market Trust shall have voted, at the Trust shareholders' meeting referred to in Section 5(a) hereof, to approve the investment subadvisory agreement between NFS and MAC with respect to Money Market Trust, as contemplated by Section 6(e) hereof ("NASL Shareholder Approval").

         (h) Contract Terminations. NFS shall have terminated the agreements referred to in Section 4(f) as provided therein.

7.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST

         The obligations of the Trust hereunder with respect to the consummation of the Reorganization as it relates to each NASL Portfolio are subject to the satisfaction of the following conditions:

         (a) Approval by the Fund's Shareholders. Manulife Shareholder Approval shall have been obtained.

         (b) Covenants, Warranties and Representations. The Fund shall have complied with each of its covenants contained herein, each of the representations and warranties contained herein shall be true in all material respects as of the

Effective Time of the Reorganization (except as otherwise contemplated herein), and there shall have been no material adverse change (as described in Section 3(h)) in the financial condition, results of operations, business, properties or assets of the Manulife Portfolios since June 30, 1996.

         (c) Portfolio Securities. All securities to be acquired by each NASL Portfolio in the Reorganization shall have been approved for acquisition by NFS as consistent with the investment policies of such NASL Portfolio.

         (d) Regulatory Approval. The Regulatory Approvals shall have been obtained.

         (e) Tax Opinion. The Trust shall have received the Tax Opinion.

         (f) Approval by Money Market Trust Shareholders. NASL Shareholder Approval shall have been obtained.

         (g) Contract Terminations. The Fund shall have terminated the agreements referred to in Section 5(f) as provided therein.

         (h) Distribution of Income and Gains. The Fund shall have distributed to the shareholders of each Manulife Portfolio all of such Manulife Portfolio's investment company taxable income as defined in Section 852(b)(2) of the Code for its taxable year ending on the Closing Date and all of its net capital gain as such term is used in Section 852(b)(3) of the Code, after reduction by any capital loss carryforward, for its taxable year ending on the Closing Date.

8. AMENDMENTS; TERMINATIONS; NO SURVIVAL OF COVENANTS, WARRANTIES AND REPRESENTATIONS

         (a) Amendments. The parties hereto may, by agreement in writing authorized by their respective Board of Trustees or Board of Directors, as the case may be, amend this Agreement at any time before or after approval hereof by the shareholders of the Fund, but after such approval, no amendment shall be made which substantially changes the terms hereof.

         (b) Waivers. At any time prior to the Effective Time of the Reorganization, either the Fund or the Trust may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein, except that neither the Fund nor the Trust may waive the conditions set forth in Sections 6(c) or 7(d) hereof.

         (c) Termination by the Fund. The Fund may terminate this Agreement at any time prior to the Effective Time of the Reorganization by notice to the Trust and NFS if (i) a material condition to its performance hereunder or a material covenant of the Trust contained herein shall not be fulfilled on or before the date specified for the fulfillment thereof or (ii) a material default or material breach of this Agreement shall be made by the Trust.

         (d) Termination by the Trust. The Trust may terminate this Agreement at any time prior to the Effective Time of the Reorganization by notice to the Fund and NFS if (i) a material condition to its performance hereunder or a material covenant of the Fund contained herein shall not be fulfilled on or before the date specified for the fulfillment thereof or (ii) a material default or material breach of this Agreement shall be made by the Fund.

         (e) Termination by Either the Fund or the Trust. This Agreement may be terminated by the Fund or the Trust at any time prior to the Effective Time of the Reorganization, whether before or after approval of this Agreement by the shareholders of the Fund, without liability on the part of either party hereto, its respective Directors, Trustees, officers or shareholders or NFS, on notice to the other parties in the event that such party's Board of Directors or Board of Trustees, as the case may be, determines that proceeding with this Agreement is not in the best interests of that party's shareholders or contractholders.

         (f) Unless the parties hereto shall otherwise agree in writing, this Agreement shall terminate without liability as of the close of business on June 30, 1997 if the Effective Time of the Reorganization is not on or prior to such date.

         (g) Survival. No representations, warranties or covenants in or pursuant to this Agreement, except for the provisions of Section 5(h) and
Section 9 of this Agreement, shall survive the Reorganization.

9.       EXPENSES; INSURANCE

         Except as otherwise specified in this Section 9, the expenses of the Reorganization will be borne by NFS or its affiliates (other than the Fund or the Trust). Such expenses include, without limitation, (i) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (ii) expenses associated with the preparation and filing of the Registration Statement (other than registration fees payable to the Commission in respect of the registration of the NASL shares registered thereby, which shall be payable by the respective NASL Portfolios in which such shares represent interests); (iii) fees and expenses of preparing and filing such forms as are necessary under any applicable state securities laws in connection with the Reorganization; (iv) postage; (v) printing; (vi) accounting fees; (vii) legal fees and (viii) solicitation costs relating to the Reorganization.

10.      NOTICES

         Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by hand, certified mail or by facsimile transmission, shall be deemed given when received and shall be addressed to the parties hereto at their respective addresses listed below or to such other persons or addresses as the relevant party shall designate as to itself from time to time in writing delivered in like manner:

         (a)      if to the Fund, to it at:
                  200 Bloor Street East
                  Toronto, Ontario, Canada M4W 1E5
                  Attention:  Sheri L. Kocen, Esq.
                  Facsimile:  (416) 926-5403

                  with a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, New York  10017
                  Attention:  Sarah E. Cogan, Esq.
                  Facsimile:  (212) 455-2502

                  and

                  Jones & Blouch L.L.P.
                  Suite 405 West
                  1025 Thomas Jefferson Street, N.W.
                  Washington, D.C.  20007
                  Attention:  J. Sumner Jones, Esq.
                  Facsimile:  (202) 223-4593

         (b)      if to the Trust, to it at:
                  116 Huntington Avenue
                  Boston, Massachusetts  02116
                  Attention:  James D. Gallagher, Esq.
                  Facsimile:  (617) 266-8201

                  with a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, New York  10017
                  Attention:  Sarah E. Cogan, Esq.
                  Facsimile:  (212) 455-2502

                  and

                  Jones & Blouch L.L.P.
                  Suite 405 West
                  1025 Thomas Jefferson Street, N.W.
                  Washington, D.C.  20007
                  Attention:  J. Sumner Jones, Esq.
                  Facsimile:  (202) 223-4593

         (c)      if to NFS, to it at:
                  116 Huntington Avenue
                  Boston, Massachusetts  02116
                  Attention:  James D. Gallagher, Esq.
                  Facsimile:  (617) 266-8201

                  with a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, New York  10017
                  Attention:  Sarah E. Cogan, Esq.
                  Facsimile:  (212) 455-2502

                  and

                  Jones & Blouch L.L.P.
                  Suite 405 West
                  1025 Thomas Jefferson Street, N.W.
                  Washington, D.C.  20007
                  Attention:  J. Sumner Jones, Esq.
                  Facsimile:  (202) 223-4593


11.      RELIANCE

         All covenants and agreements made under this Agreement shall be deemed to have been material and relied upon by the Fund and the Trust notwithstanding any investigation made by such party or on its behalf.

12.      HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

         (a) The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (b) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         (c) This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

         (d) This Agreement shall bind and inure to the benefit of the Fund and the Trust and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         (e) The name "Manulife Series Fund, Inc." is the designation of the Directors under the Fund's Articles of Incorporation and all persons dealing with the Fund must look solely to the Fund's property for the enforcement of any claim against the Fund, as neither the Directors, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund. No series of the Fund shall be liable for claims against any other series of the Fund.

         (f) The name "NASL Series Trust" is the designation of the Trustees under a Declaration of Trust dated September 29, 1988, as amended, and all persons dealing with the Trust must look solely to the Trust's property for the enforcement of any claims against the Trust, as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Trust. No series of the Trust shall be liable for claims against any other series of the Trust.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                                 MANULIFE SERIES FUND, INC.


                                                   By:   /s/ Donald A. Guloien
                                                  ------------------------------
                                                          Donald A. Guloien



                                                  NASL SERIES TRUST


                                                  By:  /s/ John D. Des Prez III
                                                  ------------------------------
                                                       John D. Des Prez III

Accepted and agreed to
as to Section 9:

NASL FINANCIAL SERVICES, INC.


By:   /s/  Richard Hirtle
   ------------------------------
         Richard Hirtle

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                                NASL SERIES TRUST


         This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement dated November __, 1996 (the "Prospectus/Proxy Statement"), which may be obtained without charge by writing to NASL Series Trust ("NASL") at 116 Huntington Avenue, Boston, Massachusetts 02116, or by calling 1-800-827-8037. The statement of additional information for Manulife Series Fund, Inc. ("MSF"), dated August 14, 1996 is incorporated herein by reference and may be obtained without charge by writing to MSF at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5, or by calling 1-800-827-4546.

         The date of this Statement of Additional Information is November __, 1996.

                                TABLE OF CONTENTS

INVESTMENT POLICIES...................................................................   1
       Money Market Instruments.......................................................   1
       Other Instruments..............................................................   3
HEDGING AND OTHER STRATEGIC TRANSACTIONS..............................................   8
       General Characteristics of Options.............................................   9
       General Characteristics of Futures Contracts and Options on Futures Contracts..  10
       Options on Securities Indices and Other Financial Indices......................  11
       Currency Transactions..........................................................  11
       Combined Transactions..........................................................  12
       Swaps, Caps, Floors and Collars................................................  12
       Eurodollar Instruments.........................................................  13
       Risk Factors...................................................................  13
       Risks of Hedging and Other Strategic Transactions Outside the United States....  14
       Use of Segregated and Other Special Accounts...................................  14
       Other Limitations..............................................................  15
INVESTMENT RESTRICTIONS...............................................................  15
       Fundamental....................................................................  15
       Nonfundamental.................................................................  16
PORTFOLIO TURNOVER....................................................................  17
MANAGEMENT OF NASL....................................................................  17
       Compensation of Trustees.......................................................  19
INVESTMENT MANAGEMENT ARRANGEMENTS....................................................  19
       The Advisory Agreement.........................................................  20
       The Subadvisory Agreements.....................................................  21
PORTFOLIO BROKERAGE...................................................................  22
PURCHASE AND REDEMPTION OF SHARES.....................................................  23
DETERMINATION OF NET ASSET VALUE......................................................  23
PERFORMANCE DATA......................................................................  24
ORGANIZATION OF NASL..................................................................  25
       Shares of NASL.................................................................  25
       Principal Holders of Securities................................................  26
REPORTS TO SHAREHOLDERS...............................................................  26
INDEPENDENT ACCOUNTANTS...............................................................  26

                               INVESTMENT POLICIES

The following discussion supplements the discussion set forth in the Prospectus/Proxy Statement under "Comparison of Investment Objectives and Policies".


MONEY MARKET INSTRUMENTS

The NASL Money Market Trust will be invested in the types of money market instruments described below. Certain of the instruments listed below may also be purchased by the other NASL Portfolios in accordance with their investment policies and all NASL Portfolios may purchase such instruments to invest otherwise idle cash or for defensive purposes, except that the NASL Equity Index Trust may not invest in the instruments described in 2. below.

         1. U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS. Government obligations are debt securities issued or guaranteed as to principal or interest by the U.S. Treasury. These securities include treasury bills, notes and bonds. U.S. Government agency obligations are debt securities issued or guaranteed as to principal or interest by an agency or instrumentality of the U.S. Government pursuant to authority granted by Congress. U.S. Government agency obligations include, but are not limited to, the Student Loan Marketing Association, Federal Home Loan Banks, Federal Intermediate Credit Banks and the Federal National Mortgage Association. U.S. instrumentality obligations include, but are not limited to, the Export-Import Bank and Farmers Home Administration. Some obligations issued or guaranteed by U.S. Government agencies or instrumentalities are supported by the right of the issuer to borrow from the U.S. Treasury or the Federal Reserve Banks, such as those issued by Federal Intermediate Credit Banks; others, such as those issued by the Federal National Mortgage Association, by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as those issued by the Student Loan Marketing Association, only by the credit of the agency or instrumentality. There are also separately traded interest components of securities issued or guaranteed by the United States Treasury. No assurance can be given that the U.S. Government will provide financial support to such U.S. Government sponsored agencies or instrumentalities in the future, since it is not obligated to do so by law. The foregoing types of instruments are hereafter collectively referred to as "U.S. Government securities."

         2. CANADIAN AND PROVINCIAL GOVERNMENT AND CROWN AGENCY OBLIGATIONS. Canadian Government obligations are debt securities issued or guaranteed as to principal or interest by the Government of Canada pursuant to authority granted by the Parliament of Canada and approved by the Governor in Council, where necessary. These securities include treasury bills, notes, bonds, debentures and marketable Government of Canada loans. Canadian Crown agency obligations are debt securities issued or guaranteed by a Crown corporation, company or agency ("Crown agencies") pursuant to authority granted by the Parliament of Canada and approved by the Governor in Council, where necessary. Certain Crown agencies are by statute agents of Her Majesty in right of Canada, and their obligations, when properly authorized, constitute direct obligations of the Government of Canada. Such obligations include, but are not limited to, those issued or guaranteed by the Export Development Corporation, Farm Credit Corporation, Federal Business Development Bank and Canada Post Corporation. In addition, certain Crown agencies which are not by law agents of Her Majesty may issue obligations which by statute the Governor in Council may authorize the Minister of Finance to guarantee on behalf of the Government of Canada. Other Crown agencies which are not by law agents of Her Majesty may issue or guarantee obligations not entitled to be guaranteed by the Government of Canada. No assurance can be given that the Government of Canada will support the obligations of Crown agencies which are not agents of Her Majesty, which it has not guaranteed, since it is not obligated to do so by law.

         Provincial Government obligations are debt securities issued or guaranteed as to principal or interest by the government of any province of Canada pursuant to authority granted by the Legislature of any such province and approved by the Lieutenant Governor in Council of any such province, where necessary. These securities include treasury bills, notes, bonds and debentures. Provincial Crown agency obligations are debt securities issued or guaranteed by a provincial Crown corporation, company or agency ("provincial Crown agencies") pursuant to authority granted by a provincial Legislature and approved by the Lieutenant Governor in Council of such province, where necessary. Certain provincial Crown agencies are by statute agents of Her Majesty in right of a particular province of Canada, and their obligations, when properly authorized, constitute direct obligations of such province. Other provincial Crown agencies which are not by law agents of Her Majesty in right of a particular province of Canada may issue obligations which by statute the Lieutenant Governor in Council of such province may guarantee, or may authorize the Treasurer thereof to guarantee, on behalf of the government of such province. Finally, other provincial Crown agencies which are not by law agencies of Her Majesty may issue or guarantee obligations not entitled to be guaranteed by a provincial government. No assurance can be given that the government of any province of Canada will support the obligations of provincial Crown agencies which are not agents of Her Majesty, which it has not guaranteed, as it is not obligated to do so by law. Provincial Crown agency obligations described above include, but are not limited to, those issued or guaranteed by a provincial railway corporation, a provincial hydroelectric or power commission or authority, a provincial municipal financing corporation or agency and a provincial telephone commission or authority.

         Any Canadian obligation acquired by the NASL Money Market Trust will be payable in U.S. dollars.

         3. CERTIFICATES OF DEPOSIT AND BANKERS' ACCEPTANCES. Certificates of deposit are certificates issued against funds deposited in a bank or a savings and loan. They are for a definite period of time and earn a specified rate of return. Bankers' acceptances are short-term credit instruments evidencing the obligation of a bank to pay a draft which has been drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. They are primarily used to finance the import, export, transfer or storage of goods. They are termed "accepted" when a bank guarantees their payment at maturity.

         NASL Portfolios may acquire obligations of foreign banks and foreign branches of U.S. banks. These obligations are not insured by the Federal Deposit Insurance Corporation.

         4. COMMERCIAL PAPER. Commercial paper consists of unsecured promissory notes issued by corporations to finance short-term credit needs. Commercial paper is issued in bearer form with maturities generally not exceeding nine months. Commercial paper obligations may include variable amount master demand notes. Variable amount master demand notes are obligations that permit the investment of fluctuating amounts at varying rates of interest pursuant to direct arrangements between a NASL Portfolio, as lender, and the borrower. These notes permit daily changes in the amounts borrowed. The NASL Portfolio has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may prepay up to the full amount of the note without penalty. Because variable amount master demand notes are direct lending arrangements between the lender and borrower, it is not generally contemplated that such instruments will be traded, and there is no secondary market for these notes, although they are redeemable (and thus immediately repayable by the borrower) at face value, plus accrued interest, at any time. A NASL Portfolio will only invest in variable amount master demand notes issued by companies which at the date of investment have an outstanding debt issue rated "Aaa" or "Aa" by Moody's or "AAA" or "AA" by S&P and which the applicable subadviser has determined present minimal risk of loss to the NASL Portfolio. A subadviser will look generally at the financial strength of the issuing company as "backing" for the note and not to any security interest or supplemental source such as a bank letter of credit. A master demand note will be valued each day a NASL Portfolio's net asset value is determined, which value will generally be equal to the face value of the note plus accrued interest unless the financial position of the issuer is such that its ability to repay the note when due is in question.

         5. CORPORATE OBLIGATIONS. Corporate obligations include bonds and notes issued by corporations to finance long-term credit needs.

         6. REPURCHASE AGREEMENTS. Repurchase agreements are arrangements involving the purchase of obligations by a NASL Portfolio and the simultaneous agreement to resell the same obligations on demand or at a specified future date and at an agreed upon price. A repurchase agreement can be viewed as a loan made by a NASL Portfolio to the seller of the obligation with such obligation serving as collateral for the seller's agreement to repay the amount borrowed with interest. Such transactions afford an opportunity for a NASL Portfolio to earn a return on cash which is only temporarily available. Repurchase agreements entered into by the NASL Portfolio will be with banks, brokers or dealers. However, a NASL Portfolio will enter into a repurchase agreement with a broker or dealer only if the broker or dealer agrees to deposit additional collateral should the value of the obligation purchased by the NASL Portfolio decrease below the resale price.

         In selecting sellers with whom the NASL Portfolio will enter into repurchase transactions, NASL's Board of Trustees (the "NASL Board") has adopted procedures that establish certain credit worthiness, asset and collateralization requirements and limit the counterparties to repurchase transactions to those financial institutions which are members of the Federal Reserve System and for a primary government securities dealer reporting to the Federal Reserve Bank of New York's Market Reports Division or a broker/dealer which meet certain credit worthiness criteria or which report U.S. Government securities positions to the Federal Reserve Board. However, the NASL Board reserves the right to change the criteria used to select such financial institutions and broker/dealers. The NASL Board will regularly monitor the use of repurchase agreements and the subadviser will, pursuant to procedures adopted by the NASL Board, continuously monitor that the collateral held with respect to a repurchase transaction equals or exceeds the amount of the obligations.

         Should an issuer of a repurchase agreement fail to repurchase the underlying obligation, the loss to the NASL Portfolio, if any, would be the difference between the repurchase price and the underlying obligation's market value. A NASL Portfolio might also incur certain costs in liquidating the underlying obligation. Moreover, if bankruptcy or other insolvency proceedings should be commenced with respect to the seller, realization upon the underlying obligation by NASL might be delayed or limited. Generally, repurchase agreements are of a short duration, often less than one week but on occasion for longer periods.


OTHER INSTRUMENTS

         The following provides a more detailed explanation of some of the other instruments in which certain of the NASL Portfolios may invest.

1. MORTGAGE SECURITIES

         Mortgage securities differ from conventional bonds in that principal is paid over the life of the securities rather than at maturity. As a result, a NASL Portfolio receives monthly scheduled payments of principal and interest, and may receive unscheduled principal payments representing prepayments on the underlying mortgages. When a NASL Portfolio reinvests the payments and any unscheduled prepayments of principal it receives, it may receive a rate of interest which is higher or lower than the rate on the existing mortgage securities. For this reason, mortgage securities may be less effective than other types of debt securities as a means of locking in long term interest rates.

         In addition, because the underlying mortgage loans and assets may be prepaid at any time, if a NASL Portfolio purchases mortgage securities at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity. Conversely, if a NASL Portfolio purchases these securities at a discount, faster than expected prepayments will increase, while slower than expected payments will reduce, yield to maturity.

         Adjustable rate mortgage securities, are similar to the mortgage securities discussed above, except that unlike fixed rate mortgage securities, adjustable rate mortgage securities are collateralized by or represent interests in mortgage loans with variable rates of interest. These variable rates of interest reset periodically to align themselves with market rates. Most adjustable rate mortgage securities provide for an initial mortgage rate that is in effect for a fixed period, typically ranging from three to twelve months. Thereafter, the mortgage interest rate will reset periodically in accordance with movements in a specified published interest rate index. The amount of interest due to an adjustable rate mortgage holder is determined in accordance with movements in a specified published interest rate index by adding a pre-determined increment or "margin" to the specified interest rate index. Many adjustable rate mortgage securities reset their interest rates based on changes in the one-year, three-year and five-year constant maturity Treasury rates, the three-month or six-month Treasury Bill rate, the 11th District Federal Home Loan Bank Cost of Funds, the National Median Cost of Funds, the one-month, three-month, six-month or one-year London Interbank Offered Rate ("LIBOR") and other market rates.

         A NASL portfolio will not benefit from increases in interest rates to the extent that interest rates rise to the point where they cause the current coupon of adjustable rate mortgages held as investments to exceed any maximum allowable annual or lifetime reset limits (or "cap rates") for a particular mortgage. In this event, the value of the mortgage securities in a NASL Portfolio would likely decrease. Also, the NASL Portfolio's net asset value could vary to the extent that current yields on adjustable rate mortgage securities are different than market yields during interim periods between coupon reset dates. During periods of declining interest rates, income to a NASL Portfolio derived from adjustable rate mortgages which remain in a mortgage pool will decrease in contrast to the income on fixed rate mortgages, which will remain constant. Adjustable rate mortgages also have less potential for appreciation in value as interest rates decline than do fixed rate investments.

         Privately-Issued Mortgage Securities. Privately-issued pass through securities provide for the monthly principal and interest payments made by individual borrowers to pass through to investors on a corporate basis, and in privately issued collateralized mortgage obligations, as further described below. Privately-issued mortgage securities are issued by private originators of, or investors in, mortgage loans, including mortgage bankers, commercial banks, investment banks, savings and loan associations and special purpose subsidiaries of the foregoing. Since privately-issued mortgage certificates are not guaranteed by an entity having the credit status of GNMA or FHLMC, such securities generally are structured with one or more types of credit enhancement. For a description of the types of credit enhancements that may accompany privately-issued mortgage securities, see "Types of Credit Support" below. A NASL Portfolio will not limit its investments to asset-backed securities with credit enhancements.

         Collateralized Mortgage Obligations ("CMOs"). CMOs generally are bonds or certificates issued in multiple classes that are collateralized by or represent an interest in mortgages. CMOs may be issued by single-purpose, stand-alone finance subsidiaries or trusts of financial institutions, government agencies, investment banks or other similar institutions. Each class of CMOs, often referred to as a "tranche", may be issued with a specific fixed coupon rate (which may be zero) or a floating coupon rate, and has a stated maturity or final distribution date. Principal prepayments on the underlying mortgages may cause the CMOs to be retired substantially earlier than their stated maturities or final distribution dates. Interest is paid or accrued on CMOs on a monthly, quarterly or semiannual basis. The principal of and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. The general goal sought to be achieved in allocating cash flows on the underlying mortgages to the various classes of a series of CMOs is to create tranches on which the expected cash flows have a higher degree of predictability than the underlying mortgages. As a general matter, the more predictable the cash flow is on a CMO tranche, the lower the anticipated yield will be on that tranche at the time of issuance. As part of the process of creating more predictable cash flows on most of the tranches in a series of CMOs, one or more tranches generally must be created that absorb most of the volatility in the cash flows on the underlying mortgages. The yields on these tranches are relatively higher than on tranches with more predictable cash flows. Because of the uncertainty of the cash flows on these tranches, and the sensitivity thereof to changes in prepayment rates on the underlying mortgages, the market prices of and yield on these tranches tend to be highly volatile.

      CMOs purchased may be:

         (1) collateralized by pools of mortgages in which each mortgage is guaranteed as to payment of principal and interest by an agency or instrumentality of the U.S. Government;

         (2) collateralized by pools of mortgages in which payment of principal and interest is guaranteed by the issuer and the guarantee is collateralized by U.S. Government securities; or

         (3) securities for which the proceeds of the issuance are invested in mortgage securities and payment of the principal and interest is supported by the credit of an agency or instrumentality of the U.S. Government.

         STRIPS. In addition to the U.S. Government securities discussed above, certain NASL Portfolios may invest in separately traded interest components of securities issued or guaranteed by the United States Treasury. The interest components of selected securities are traded independently under the Separate Trading of Registered Interest and Principal of Securities program ("STRIPS"). Under the STRIPS program, the interest components are individually numbered and separately issued by the United States Treasury at the request of depository financial institutions, which then trade the component parts independently.

         Stripped Mortgage Securities. Stripped mortgage securities are derivative multiclass mortgage securities. Stripped mortgage securities may be issued by agencies or instrumentalities of the U.S. Government, or by private issuers, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Stripped mortgage securities have greater volatility than other types of mortgage securities in which the NASL Portfolio invests. Although stripped mortgage securities are purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers, the market for such securities has not yet been fully developed. Accordingly, stripped mortgage securities are generally illiquid and to such extent, together with any other illiquid investments, will not exceed 15% of a NASL Portfolio's net assets.

         Stripped mortgage securities are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage security will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the interest only or "IO" class), while the other class will receive all of the principal (the principal only or "PO" class). The yield to maturity on an IO class is extremely sensitive not only to changes in prevailing interest rates but also the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the NASL Portfolio's yield to maturity. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the NASL Portfolio may fail to fully recoup its initial investment in these securities even if the securities are rated AAA by S&P.

         As interest rates rise and fall, the value of IOs tends to move in the same direction as interest rates. The value of the other mortgage securities described in the Prospectus/Proxy Statement, like other debt instruments, will tend to move in the opposite direction to interest rates. Accordingly, NASL believes that investing in IOs, in conjunction with the other mortgage securities described herein, will contribute to a NASL Portfolio's relatively stable net asset value.

         In addition to the stripped mortgage securities described above, certain NASL Portfolios may invest in similar securities such as Super POs and Levered IOs which are more volatile than POs IOs and IOettes. Risks associated with instruments such as Super POs are similar in nature to those risks related to investments in POs. Risks connected with Levered

IOs and IOettes are similar in nature to those associated with IOs. The NASL Strategic Bond Trust may also invest in other similar instruments developed in the future that are deemed consistent with the investment objectives, policies and restrictions of the NASL Portfolio.

      Under the Internal Revenue Code of 1986, as amended (the "Code"), POs may generate taxable income from the current accrual of original issue discount, without a corresponding distribution of cash to the NASL Portfolio. See "Additional Information Concerning Taxes."

      Inverse Floaters. Certain NASL Portfolios may invest in inverse floaters which are also derivative mortgage securities. Inverse floaters may be issued by agencies or instrumentalities of the U.S. Government, or by private issuers, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Inverse floaters have greater volatility than other types of mortgage securities in which the NASL Portfolio invests (with the exception of stripped mortgage securities). Although inverse floaters are purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers, the market for such securities has not yet been fully developed. Accordingly, inverse floaters are generally illiquid and to such extent, together with any other illiquid investments, will not exceed 15% of a NASL Portfolio's net assets.

      Inverse floaters are structured as a class of security that receives distributions on a pool of mortgage assets and whose yields move in the opposite direction of short-term interest rates and at an accelerated rate. Inverse floaters may be volatile and there is a risk that their market value will vary from their amortized cost.

2. ASSET-BACKED SECURITIES

      The securitization techniques used to develop mortgage securities are also being applied to a broad range of other assets. Through the use of trusts and special purpose corporations, automobile and credit card receivables are being securitized in pass-through structures similar to mortgage pass-through structures or in a pay-through structure similar to the CMO structure. Generally the issuers of asset-backed bonds, notes or pass-through certificates are special purpose entities and do not have any significant assets other than the receivables securing such obligations. In general, the collateral supporting asset-backed securities is of shorter maturity than mortgage loans. As a result, investment in these securities should result in greater price stability for the NASL Portfolio's shares. Instruments backed by pools of receivables are similar to mortgage-backed securities in that they are subject to unscheduled prepayments of principal prior to maturity. When the obligations are prepaid, the NASL Portfolio must reinvest the prepaid amounts in securities the yields of which reflect interest rates prevailing at the time. Therefore, a NASL Portfolio's ability to maintain a portfolio which includes high-yielding asset-backed securities will be adversely affected to the extent that prepayments of principal must be reinvested in securities which have lower yields than the prepaid obligations. Moreover, prepayments of securities purchased at a premium could result in a realized loss. A NASL Portfolio will only invest in asset-backed securities rated, at the time of purchase, AA or better by S&P or Aa or better by Moody's or which, in the opinion of the investment subadviser, are of comparable quality.

      As with mortgage securities, asset-backed securities are often backed by a pool of assets representing the obligation of a number of different parties and use similar credit enhancement techniques. For a description of the types of credit enhancement that may accompany privately-issued mortgage securities, see "Types of Credit Support" below. A NASL Portfolio will not limit its investments to asset-backed securities with credit enhancements. Although asset-backed securities are not generally traded on a national securities exchange, such securities are widely traded by brokers and dealers, and to such extent will not be considered illiquid securities for the purposes of the investment restriction under "Investment Restrictions" below.

      TYPES OF CREDIT SUPPORT. Mortgage securities and asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. To lessen the effect of failure by obligors on underlying assets to make payments, such securities may contain elements of credit support. Such credit support falls into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by an obligor on the underlying assets. Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, to ensure that the pass-through of payments due on the underlying pool occurs in a timely fashion. Protection against losses resulting from ultimate default enhances the likelihood of ultimate payment of the obligations on at least a portion of the assets in the pool. Such protection may be provided through guarantees, insurance policies or letters of credit obtained by the issuer or sponsor from third parties, through various means of structuring the transaction or through a combination of such approaches. NASL will not pay any additional fees for such credit support, although the existence of credit support may increase the price of a security.

      The ratings of mortgage securities and asset-backed securities for which third-party credit enhancement provides liquidity protection or protection against losses from default are generally dependent upon the continued creditworthiness of the provider of the credit enhancement. The ratings of such securities could be subject to reduction in the event of deterioration in the creditworthiness of the credit enhancement provider even in cases where the delinquency and loss experience on the underlying pool of assets is better than expected.

      Examples of credit support arising out of the structure of the transaction include "senior-subordinated securities" (multiple class securities with one or more classes subordinate to other classes as to the payment of principal thereof and interest thereon, with the result that defaults on the underlying assets are borne first by the holders of the subordinated class), creation of "reserve funds" (where cash or investments sometimes funded from a portion of the payments on the underlying assets, are held in reserve against future losses) and "over-collateralization" (where the scheduled payments on, or the principal amount of, the underlying assets exceed those required to make payment of the securities and pay any servicing or other fees). The degree of credit support provided for each issue is generally based on historical information with respect to the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that which is anticipated could adversely affect the return on an investment in such security.

3. ZERO COUPON SECURITIES AND PAY-IN-KIND BONDS

      Zero coupon securities and pay-in-kind bonds involve special risk considerations. Zero coupon securities are debt securities that pay no cash income but are sold at substantial discounts from their value at maturity. When a zero coupon security is held to maturity, its entire return, which consists of the amortization of discount, comes from the difference between its purchase price and its maturity value. This difference is known at the time of purchase, so that investors holding zero coupon securities until maturity know at the time of their investment what the return on their investment will be. Certain zero coupon securities also are sold at substantial discounts from their maturity value and provide for the commencement of regular interest payments at a deferred date. The NASL Portfolios also may purchase pay-in-kind bonds. Pay-in-kind bonds are bonds that pay all or a portion of their interest in the form of debt or equity securities.

      Zero coupon securities and pay-in-kind bonds tend to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying debt securities with similar maturities. The value of zero coupon securities appreciates more during periods of declining interest rates and depreciates more during periods of rising interest rates.

      Zero coupon securities and pay-in-kind bonds may be issued by a wide variety of corporate and governmental issuers. Although zero coupon securities and pay-in-kind bonds are generally not traded on a national securities exchange, such securities are widely traded by brokers and dealers and, to such extent, will not be considered illiquid for the purposes of the investment restriction under "Investment Restrictions" below.

      Current federal income tax law requires the holder of a zero coupon security or certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for federal income and excise taxes, a NASL Portfolio may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See "Taxes--Pay-in-kind Bonds and Zero Coupon Bonds" below.

4. HIGH YIELD (HIGH RISK) DOMESTIC CORPORATE DEBT SECURITIES

      The market for high yield U.S. corporate debt securities has undergone significant changes in the past decade. Issuers in the U.S. high yield market originally consisted primarily of growing small capitalization companies and larger capitalization companies whose credit quality had declined from investment grade. During the mid-1980's, participants in the U.S. high yield market issued high yield securities principally in connection with leveraged buyouts and other leveraged recapitalizations. In late 1989 and 1990, the volume of new issues of high yield U.S. corporate debt declined significantly and liquidity in the market decreased. Since early 1991, the volume of new issues of high yield U.S. corporate debt securities has increased substantially and secondary market liquidity has improved. During the same periods, the U.S. high yield debt market exhibited strong returns, and it continues to be an attractive market in terms of yield and yield spread over U.S. Treasury securities. Currently, most new offerings of U.S. high yield securities are being issued to refinance higher coupon debt and to raise funds for general corporate purposes.

      High yield U.S. corporate debt securities in which the NASL Portfolios may invest include bonds, debentures, notes and commercial paper and will generally be unsecured. Most of these debt securities will bear interest at fixed rates. However, the NASL Portfolios may also invest in debt securities with variable rates of interest or which involve equity features, such as contingent interest or participations based on revenues, sales or profits (i.e., interest or other payments, often in addition to a fixed rate of return, that are based on the borrower's attainment of specified levels of revenues, sales or profits and thus enable the holder of the security to share in the potential success of the venture).

5. HIGH YIELD FOREIGN SOVEREIGN DEBT SECURITIES

         Certain NASL Portfolios expect that a significant portion of their emerging market governmental debt obligations will consist of "Brady Bonds". In addition, certain NASL Portfolios may also invest in "Brady
Bonds". Brady Bonds are debt securities issued under the framework of the "Brady Plan," an initiative announced by former U.S. Treasury Secretary Nicholas F. Brady in 1989 as a mechanism for debtor nations to restructure their outstanding external commercial bank indebtedness. The Brady Plan framework, as it has developed, contemplates the exchange of external commercial bank debt for newly issued bonds (Brady Bonds). Brady Bonds may also be issued in respect of new money being advanced by existing lenders in connection with the debt restructuring. Investors should recognize that Brady Bonds have been issued only recently, and accordingly do not have a long payment history. Brady Bonds issued to date generally have maturities of between 15 and 30 years from the date of issuance and have traded at a deep discount from their face value. Certain NASL Portfolios may invest in Brady Bonds of emerging market countries that have been issued to date, as well as those which may be issued in the future. In addition to Brady Bonds, certain NASL Portfolios may invest in emerging market governmental obligations issued as a result of debt restructuring agreements outside of the scope of the Brady Plan.

         Agreements implemented under the Brady Plan to date are designed to achieve debt and debt-service reduction through specific options negotiated by a debtor nation with its creditors. As a result, the financial packages offered by each country differ. The types of options have included the exchange of outstanding commercial bank debt for bonds issued at 100% of face value of such debt which carry a below-market stated rate of interest (generally known as par bonds), bonds issued at a discount from face value of such debt (generally known as discount bonds), bonds bearing an interest rate which increases over time and bonds issued in exchange for the advancement of new money by existing lenders. Discount bonds issued to date under the framework of the Brady Plan have generally borne interest computed semi-annually at a rate equal to 13/16 of one percent above the current six month LIBOR rate. Regardless of the stated face amount and stated interest rate of the various types of Brady Bonds, certain NASL Portfolios will purchase Brady Bonds in secondary markets, as described below, in which the price and yield to the investor reflect market conditions at the time of purchase. Brady Bonds issued to date have traded at a deep discount from their face value. Certain sovereign bonds are entitled to "value recovery payments" in certain circumstances, which in effect constitute supplemental interest payments but generally are not collateralized. Certain Brady Bonds have been collateralized as to principal due at maturity (typically 15 to 30 years from the date of issuance) by U.S. Treasury zero coupon bonds with a maturity equal to the final maturity of such Brady Bonds, although the collateral is not available to investors until the final maturity of the Brady Bonds. Collateral purchases are financed by the International Monetary Fund (the "IMF"), the World Bank and the debtor nations' reserves. In addition, interest payments on certain types of Brady Bonds may be collateralized by cash or high-grade securities in amounts that typically represent between 12 and 18 months of interest accruals on these instruments with the balance of the interest accruals being uncollateralized. Certain NASL Portfolios may purchase Brady Bonds with no or limited collateralization, and will be relying for payment of interest and (except in the case of principal collateralized Brady Bonds) principal primarily on the willingness and ability of the foreign government to make payment in accordance with the terms of the Brady Bonds. Brady Bonds issued to date are purchased and sold in secondary markets through U.S. securities dealers and other financial institutions and are generally maintained through European transactional securities depositories. A substantial portion of the Brady Bonds and other sovereign debt securities in which the NASL Portfolios invest are likely to be acquired at a discount.

6. HYBRID INSTRUMENTS

         Hybrid instruments (a type of potentially high-risk derivative) have been developed and combine the elements of futures contracts or options with those of debt, preferred equity or a depository instrument (hereinafter "Hybrid Instruments"). Generally, a Hybrid Instrument will be a debt security, preferred stock, depository share, trust certificate, certificate of deposit or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles or commodities (collectively "Underlying Assets") or by another objective index, economic factor or other measure, such as interest rates, currency exchange rates, commodity indices, and securities indices (collectively "Benchmarks"). Thus, Hybrid Instruments may take a variety of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of a currency or commodity or securities index at a future point in time, preferred stock with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.

         Hybrid Instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, a NASL Portfolio may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transactions costs associated with buying and currency-hedging the foreign bond positions. One solution would be to purchase a U.S. dollar-denominated Hybrid Instrument whose redemption price is linked to the average three year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of greater than par if the average interest rate was lower than a specified level, and payoffs of less than par if rates were above the specified level. Furthermore, the NASL Portfolio could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as a structured security with an embedded put option, would be to give the NASL Portfolio the desired European bond exposure while avoiding currency risk, limiting downside market risk, and lowering transactions costs. Of course, there is no guarantee that the strategy will be successful and the NASL Portfolio could lose money if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the Hybrid.

         The risks of investing in Hybrid Instruments reflect a combination of the risks of investing in securities, options, futures and currencies. Thus, an investment in a Hybrid Instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published Benchmark. The risks of a particular Hybrid Instrument will, of course, depend upon the terms of the instrument, but may include, without limitation, the possibility of significant changes in the Benchmarks or the prices of Underlying Assets to which the instrument is linked. Such risks generally depend upon factors which are unrelated to the operations or credit quality of the issuer of the Hybrid Instrument and which may not be readily foreseen by the purchaser, such as economic and political events, the supply and demand for the Underlying Assets and interest rate movements. In recent years, various Benchmarks and prices for Underlying Assets have been highly volatile, and such volatility may be expected in the future. Reference is also made to the discussion below of futures, options, and forward contracts for a description of certain risks associated with such investments.

         Hybrid Instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular Hybrid Instrument, changes in a Benchmark may be magnified by the terms of the Hybrid Instrument and have an even more dramatic and substantial effect upon the value of the Hybrid Instrument. Also, the prices of the Hybrid Instrument and the Benchmark or Underlying Asset may not move in the same direction or at the same time.

         Hybrid Instruments may bear interest or pay preferred dividends at below market (or even relatively nominal) rates. Alternatively, Hybrid Instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). The latter scenario may result if "leverage" is used to structure the Hybrid Instrument. Leverage risk occurs when the Hybrid Instrument is structured so that a given change in a Benchmark or Underlying Asset is multiplied to produce a greater value change in the Hybrid Instrument, thereby magnifying the risk of loss as well as the potential for gain.

         Hybrid Instruments may also carry liquidity risk since the instruments are often "customized" to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. In addition, because the purchase and sale of Hybrid Instruments could take place in an over-the-counter market without the guarantee of a central clearing organization or in a transaction between the NASL Portfolio and the issuer of the Hybrid Instrument, the creditworthiness of the counter party or issuer of the Hybrid Instrument would be an additional risk factor which the NASL Portfolio would have to consider and monitor. Hybrid Instruments also may not be subject to regulation of the Commodities Futures Trading Commission ("CFTC"), which generally regulates the trading of commodity futures by U.S. persons, the SEC, which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority. The various risks discussed above, particularly the market risk of such instruments, may in turn cause significant fluctuations in the net asset value of the NASL Portfolio.


                    HEDGING AND OTHER STRATEGIC TRANSACTIONS

      As described in the Prospectus/Proxy Statement under "Comparison of Investment Objectives and Policies--J. Additional Information on Investment Policies and Techniques and Risk Factors--Hedging and Other Strategic Transactions", an individual NASL Portfolio may be authorized to use a variety of investment strategies. These strategies will be used for hedging purposes only, including hedging various market risks (such as interest rates, currency exchange rates and broad or specific market movements), and managing the effective maturity or duration of debt instruments held by the NASL Portfolio

(such investment strategies and transactions are referred to herein as "Hedging and Other Strategic Transactions"). The description in the Prospectus/Proxy Statement of each NASL Portfolio indicates which, if any, of these types of transactions may be used by the NASL Portfolio.

      A detailed discussion of Hedging and Other Strategic Transactions follows below. No NASL Portfolio which is authorized to use any of these investment strategies will be obligated, however, to pursue any of such strategies and no NASL Portfolio makes any representation as to the availability of these techniques at this time or at any time in the future. In addition, a NASL Portfolio's ability to pursue certain of these strategies may be limited by the Commodity Exchange Act, as amended, applicable rules and regulations of the CFTC thereunder and the federal income tax requirements applicable to regulated investment companies which are not operated as commodity pools.


GENERAL CHARACTERISTICS OF OPTIONS

      Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many Hedging and Other Strategic Transactions involving options require segregation of portfolio assets in special accounts, as described below under "Use of Segregated and Other Special Accounts."

      A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price. A NASL Portfolio's purchase of a put option on a security, for example, might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value of such instrument by giving the NASL Portfolio the right to sell the instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. A NASL Portfolio's purchase of a call option on a security, financial futures contract, index, currency or other instrument might be intended to protect the NASL Portfolio against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase the instrument. An "American" style put or call option may be exercised at any time during the option period, whereas a "European" style put or call option may be exercised only upon expiration or during a fixed period prior to expiration. Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation ("OCC"), which guarantees the performance of the obligations of the parties to the options. The discussion below uses the OCC as an example, but is also applicable to other similar financial intermediaries.

      OCC-issued and exchange-listed options, with certain exceptions, generally settle by physical delivery of the underlying security or currency, although in the future, cash settlement may become available. Index options and Eurodollar instruments (which are described below under "Eurodollar Instruments") are cash settled for the net amount, if any, by which the option is "in-the-money" (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

      A NASL Portfolio's ability to close out its position as a purchaser or seller of an OCC-issued or exchange-listed put or call option is dependent, in part, upon the liquidity of the particular option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (1) insufficient trading interest in certain options, (2) restrictions on transactions imposed by an exchange, (3) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities, including reaching daily price limits, (4) interruption of the normal operations of the OCC or an exchange, (5) inadequacy of the facilities of an exchange or the OCC to handle current trading volume or (6) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although any such outstanding options on that exchange would continue to be exercisable in accordance with their terms.

      The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that would not be reflected in the corresponding option markets.

      Over-the-counter ("OTC") options are purchased from or sold to securities dealers, financial institutions or other parties (collectively referred to as "Counterparties" and individually referred to as a "Counterparty") through direct bilateral agreement with the Counterparty. In contrast to exchange-listed options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guaranties and security, are determined by negotiation of the parties. It is anticipated that any NASL Portfolio authorized to use OTC options will generally only enter into OTC options that have cash settlement provisions, although it will not be required to do so.

      Unless the parties provide for it, no central clearing or guaranty function is involved in an OTC option. As a result, if a Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with a NASL Portfolio or fails to make a cash settlement payment due in accordance with the terms of that option, the NASL Portfolio will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Thus, the subadviser must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty's credit to determine the likelihood that the terms of the OTC option will be met. A NASL Portfolio will enter into OTC option transactions only with U.S. Government securities dealers recognized by the Federal Reserve Bank of New York as "primary dealers," or broker-dealers, domestic or foreign banks, or other financial institutions that are deemed creditworthy by the subadviser. In the absence of a change in the current position of the staff of the Commission, OTC options purchased by a NASL Portfolio and the amount of the NASL Portfolio's obligation pursuant to an OTC option sold by the NASL Portfolio (the cost of the sell-back plus the in-the-money amount, if any) or the value of the assets held to cover such options will be deemed illiquid.

      If a NASL Portfolio sells a call option, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against a decrease in the value of the underlying securities or instruments held by the NASL Portfolio or will increase the NASL Portfolio's income. Similarly, the sale of put options can also provide portfolio gains.

      If and to the extent authorized to do so, a NASL Portfolio may purchase and sell call options on securities and on Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the OTC markets, and on securities indices, currencies and futures contracts. All calls sold by a NASL Portfolio must be "covered" (that is, the NASL Portfolio must own the securities or futures contract subject to the call) or must otherwise meet the asset segregation requirements described below for so long as the call is outstanding. Even though a NASL Portfolio will receive the option premium to help protect it against loss, a call sold by the NASL Portfolio will expose the NASL Portfolio during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the NASL Portfolio to hold a security or instrument that it might otherwise have sold.

      Each NASL Portfolio reserves the right to invest in options on instruments and indices which may be developed in the future to the extent consistent with applicable law, the NASL Portfolio's investment objective and the restrictions set forth herein.

      If and to the extent authorized to do so, a NASL Portfolio may purchase and sell put options on securities (whether or not it holds the securities in its portfolio) and on securities indices, currencies and futures contracts. A NASL Portfolio will not sell put options if, as a result, more than 50% of the NASL Portfolio's assets would be required to be segregated to cover its potential obligations under put options other than those with respect to futures contracts. In selling put options, a NASL Portfolio faces the risk that it may be required to buy the underlying security at a disadvantageous price above the market price.


GENERAL CHARACTERISTICS OF FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

      If and to the extent authorized to do so, a NASL Portfolio may trade financial futures contracts or purchase or sell put and call options on those contracts as a hedge against anticipated interest rate, currency or market changes, for duration management and for risk management purposes. Futures contracts are generally bought and sold on the commodities exchanges on which they are listed with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by a NASL Portfolio, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or, with respect to certain instruments, the net cash amount). Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract and obligates the seller to deliver that position.

      A NASL Portfolio's use of financial futures contracts and options thereon will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC and will be entered into only for bona fide hedging, risk management (including duration management) or other appropriate portfolio management purposes. Maintaining a futures contract or selling an option on a futures contract will typically require a NASL Portfolio to deposit with a financial intermediary, as security for its obligations, an amount of cash or other specified assets ("initial margin") that initially is from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets ("variation margin") may be required to be deposited thereafter daily as the mark-to-market value of the futures contract fluctuates. The purchase of an option on a financial futures contract involves payment of a premium for the option without any further obligation on the part of a NASL Portfolio. If a NASL Portfolio exercises an option on a futures contract it will be obligated to post initial margin (and potentially variation margin) for the resulting futures position just as it would for any futures position. Futures contracts and options thereon are generally settled by entering into an offsetting transaction, but no assurance can be given that a position can be offset prior to settlement or that delivery will occur.

      No NASL Portfolio will enter into a futures contract or option thereon if, immediately thereafter, the sum of the amount of its initial margin and premiums on open futures contracts and options thereon would exceed 5% of the current fair market value of the NASL Portfolio's total assets; however, in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The value of all futures contracts sold by a NASL Portfolio (adjusted for the historical volatility relationship between such NASL Portfolio and the contracts) will not exceed the total market value of the NASL Portfolio's securities. The segregation requirements with respect to futures contracts and options thereon are described below under "Use of Segregated and Other Special Accounts".


OPTIONS ON SECURITIES INDICES AND OTHER FINANCIAL INDICES

      If and to the extent authorized to do so, a NASL Portfolio may purchase and sell call and put options on securities indices and other financial indices. In so doing, the NASL Portfolio can achieve many of the same objectives it would achieve through the sale or purchase of options on individual securities or other instruments. Options on securities indices and other financial indices are similar to options on a security or other instrument except that, rather than settling by physical delivery of the underlying instrument, options on indices settle by cash settlement; that is, an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an option on an index depends on price movements in the instruments comprising the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.


CURRENCY TRANSACTIONS

      If and to the extent authorized to do so, a NASL Portfolio may engage in currency transactions with Counterparties to hedge the value of portfolio securities denominated in particular currencies against fluctuations in relative value. Currency transactions include currency forward contracts, exchange-listed currency futures contracts and options thereon, exchange-listed and OTC options on currencies, and currency swaps. A forward currency contract involves a privately negotiated obligation to purchase or sell (with delivery generally required) a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. A currency swap is an agreement to exchange cash flows based on the notional difference among two or more currencies and operates similarly to an interest rate swap, which is described below under "Swaps, Caps, Floors and Collars". A NASL Portfolio may enter into currency transactions only with Counterparties that are deemed creditworthy by its subadviser.

      A NASL Portfolio's dealings in forward currency contracts and other currency transactions such as futures contracts, options, options on futures contracts and swaps will be limited to hedging and other non-speculative purposes, including transaction hedging and position hedging. Transaction hedging is entering into a currency transaction with respect to specific assets or liabilities of a NASL Portfolio, which will generally arise in connection with the purchase or sale of the NASL Portfolio's portfolio securities or the receipt of income from them. Position hedging is entering into a currency transaction with respect to portfolio securities positions denominated or generally quoted in that currency. A NASL Portfolio will not enter into a transaction to hedge currency exposure to an extent greater, after netting all transactions intended wholly or partially to offset other transactions, than the aggregate market value (at the time of entering into the transaction) of the securities held by the NASL Portfolio that are denominated or generally quoted in or currently convertible into the currency, other than with respect to proxy hedging as described below.

      A NASL Portfolio may cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to increase or decline in value relative to other currencies to which the NASL Portfolio has or in which the NASL Portfolio expects to have exposure. To reduce the effect of currency fluctuations on the value of existing or anticipated holdings of its securities, a NASL Portfolio may also engage in proxy hedging. Proxy hedging is often used when the currency to which a NASL Portfolio's holdings is exposed is difficult to hedge generally or difficult to hedge against the dollar. Proxy hedging entails entering into a forward contract to sell a currency, the changes in the value of which are generally considered to be linked to a currency or currencies in which some or all of a NASL Portfolio's securities are or are expected to be denominated, and to buy dollars. The amount of the contract would not exceed the market value of the NASL Portfolio's securities denominated in linked currencies.

      Currency transactions are subject to risks different from other portfolio transactions, as discussed below under "Risk Factors". If a NASL Portfolio enters into a currency hedging transaction, the NASL Portfolio will comply with the asset segregation requirements described below under "Use of Segregated and Other Special Accounts".


COMBINED TRANSACTIONS

      If and to the extent authorized to do so, a NASL Portfolio may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts), multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions, instead of a single Hedging and Other Strategic Transaction, as part of a single or combined strategy when, in the judgment of the subadviser, it is in the best interests of the NASL Portfolio to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions will normally be entered into by a NASL Portfolio based on the subadviser's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase the risks or hinder achievement of the portfolio management objective.


SWAPS, CAPS, FLOORS AND COLLARS

      Among the Hedging and Other Strategic Transactions into which a NASL Portfolio may be authorized to enter are interest rate, currency and index swaps, the purchase or sale of related caps, floors and collars and other derivatives. A NASL Portfolio will enter into these transactions primarily to seek to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations, as a duration management technique or to protect against any increase in the price of securities a NASL Portfolio anticipates purchasing at a later date. A NASL Portfolio will use these transactions for non-speculative purposes and will not sell interest rate caps or floors if it does not own securities or other instruments providing the income the NASL Portfolio may be obligated to pay. Interest rate swaps involve the exchange by a NASL Portfolio with another party of their respective commitments to pay or receive interest (for example, an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). A currency swap is an agreement to exchange cash flows on a notional amount based on changes in the values of the reference indices. The purchase of a cap entitles the purchaser to receive payments on a notional principal amount from the party selling the cap to the extent that a specified index exceeds a predetermined interest rate. The purchase of an interest rate floor entitles the purchaser to receive payments of interest on a notional principal amount from the party selling the interest rate floor to the extent that a specified index falls below a predetermined interest rate or amount. The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling the floor to the extent that a specific index falls below a predetermined interest rate or amount. A collar is a combination of a cap and a floor that preserves a certain return with a predetermined range of interest rates or values.

      A NASL Portfolio will usually enter into interest rate swaps on a net basis, that is, two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the NASL Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as these swaps, caps, floors, collars and other similar derivatives are entered into for good faith hedging or other non-speculative purposes, they do not constitute senior securities under the Investment Company Act of 1940, as amended, and, thus, will not be treated as being subject to the NASL Portfolio's borrowing restrictions. A NASL Portfolio will not enter into any swap, cap, floor, collar or other derivative transaction unless the Counterparty is deemed creditworthy by the subadviser. If a Counterparty defaults, a NASL Portfolio may have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, for that reason, they are less liquid than swaps.

      The liquidity of swap agreements will be determined by a subadviser based on various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset a NASL Portfolio's rights and obligations relating to the investment). Such determination will govern whether a swap will be deemed to be within the 15% restriction on investments in securities that are not readily marketable.

      Each NASL Portfolio will maintain cash and appropriate liquid assets in a segregated custodial account to cover its current obligations under swap agreements. If a NASL Portfolio enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the NASL Portfolio's accrued obligations under the swap agreement over the accrued amount the NASL Portfolio is entitled to receive under the agreement. If a NASL Portfolio enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the NASL Portfolio's accrued obligations under the agreement. See also, "Use of Segregated and Other Special Accounts."


EURODOLLAR INSTRUMENTS

      If and to the extent authorized to do so, a NASL Portfolio may make investments in Eurodollar instruments, which are typically dollar-denominated futures contracts or options on those contracts that are linked to the London Interbank Offered Rate ("LIBOR"), although foreign currency denominated instruments are available from time to time. Eurodollar futures contracts enable purchasers to obtain a fixed rate for the lending of funds and sellers to obtain a fixed rate for borrowings. A NASL Portfolio might use Eurodollar futures contracts and options thereon to hedge against changes in LIBOR, to which many interest rate swaps and fixed income instruments are linked.


RISK FACTORS

      Hedging and Other Strategic Transactions have special risks associated with them, including possible default by the Counterparty to the transaction, illiquidity and, to the extent the subadviser's view as to certain market movements is incorrect, the risk that the use of the Hedging and Other Strategic Transactions could result in losses greater than if they had not been used. Use of put and call options could result in losses to a NASL Portfolio, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, or cause a NASL Portfolio to hold a security it might otherwise sell.

      The use of futures and options transactions entails certain special risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related securities position of a NASL Portfolio could create the possibility that losses on the hedging instrument are greater than gains in the value of the NASL Portfolio's position. In addition, futures and options markets could be illiquid in some circumstances and certain over-the-counter options could have no markets. As a result, in certain markets, a NASL Portfolio might not be able to close out a transaction without incurring substantial losses. Although a NASL Portfolio's use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time it will tend to limit any potential gain to a NASL Portfolio that might result from an increase in value of the position. Finally, the daily variation margin requirements for futures contracts create a greater ongoing potential financial risk than would purchases of options, in which case the exposure is limited to the cost of the initial premium.

      Currency hedging involves some of the same risks and considerations as other transactions with similar instruments. Currency transactions can result in losses to a NASL Portfolio if the currency being hedged fluctuates in value to a degree or in a direction that is not anticipated. Further, the risk exists that the perceived linkage between various currencies may not be present or may not be present during the particular time that a NASL Portfolio is engaging in proxy hedging. Currency transactions are also subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, and manipulations or exchange restrictions imposed by governments. These forms of governmental actions can result in losses to a NASL Portfolio if it is unable to deliver or receive currency or monies in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs. Buyers and sellers of currency futures contracts are subject to the same risks that apply to the use of futures contracts generally. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures contracts is relatively new, and the ability to establish and close out positions on these options is subject to the maintenance of a liquid market that may not always be available. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy.

      Losses resulting from the use of Hedging and Other Strategic Transactions will reduce a NASL Portfolio's net asset value, and possibly income, and the losses can be greater than if Hedging and Other Strategic Transactions had not been used.


RISKS OF HEDGING AND OTHER STRATEGIC TRANSACTIONS OUTSIDE THE UNITED STATES

      When conducted outside the United States, Hedging and Other Strategic Transactions may not be regulated as rigorously as in the United States, may not involve a clearing mechanism and related guarantees, and will be subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of positions taken as part of non-U.S. Hedging and Other Strategic Transactions also could be adversely affected by: (1) other complex foreign political, legal and economic factors, (2) lesser availability of data on which to make trading decisions than in the United States, (3) delays in a NASL Portfolio's ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (4) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (5) lower trading volume and liquidity.


USE OF SEGREGATED AND OTHER SPECIAL ACCOUNTS

      Use of many Hedging and Other Strategic Transactions by a NASL Portfolio will require, among other things, that the NASL Portfolio segregate cash, liquid high grade debt obligations or other assets with its custodian, or a designated sub-custodian, to the extent the NASL Portfolio's obligations are not otherwise "covered" through ownership of the underlying security, financial instrument or currency. In general, either the full amount of any obligation by a NASL Portfolio to pay or deliver securities or assets must be covered at all times by the securities, instruments or currency required to be delivered, or, subject to any regulatory restrictions, an amount of cash or liquid high grade debt obligations at least equal to the current amount of the obligation must be segregated with the custodian or sub-custodian. The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. A call option on securities written by a NASL Portfolio, for example, will require the NASL Portfolio to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate liquid high grade debt obligations sufficient to purchase and deliver the securities if the call is exercised. A call option sold by a NASL Portfolio on an index will require the NASL Portfolio to own portfolio securities that correlate with the index or to segregate liquid high grade debt obligations equal to the excess of the index value over the exercise price on a current basis. A put option on securities written by a NASL Portfolio will require the NASL Portfolio to segregate liquid high grade debt obligations equal to the exercise price. Except when a NASL Portfolio enters into a forward contract in connection with the purchase or sale of a security denominated in a foreign currency or for other non-speculative purposes, which requires no segregation, a currency contract that obligates the NASL Portfolio to buy or sell a foreign currency will generally require the NASL Portfolio to hold an amount of that currency or liquid securities denominated in that currency equal to a NASL Portfolio's obligations or to segregate liquid high grade debt obligations equal to the amount of the NASL Portfolio's obligations.

      OTC options entered into by a NASL Portfolio, including those on securities, currency, financial instruments or indices, and OCC-issued and exchange-listed index options will generally provide for cash settlement, although a NASL Portfolio will not be required to do so. As a result, when a NASL Portfolio sells these instruments it will segregate an amount of assets equal to its obligations under the options. OCC-issued and exchange-listed options sold by a NASL Portfolio other than those described above generally settle with physical delivery, and the NASL Portfolio will segregate an amount of assets equal to the full value of the option. OTC options settling with physical delivery or with an election of either physical delivery or cash settlement will be treated the same as other options settling with physical delivery.

      In the case of a futures contract or an option on a futures contract, a NASL Portfolio must deposit initial margin and, in some instances, daily variation margin in addition to segregating assets sufficient to meet its obligations to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. These assets may consist of cash, cash equivalents, liquid debt or equity securities or other acceptable assets. A NASL Portfolio will accrue the net amount of the excess, if any, of its obligations relating to swaps over its entitlements with respect to each swap on a daily basis and will segregate with its custodian, or designated sub-custodian, an amount of cash or liquid high grade debt obligations having an aggregate value equal to at least the accrued excess. Caps, floors and collars require segregation of assets with a value equal to a NASL Portfolio's net obligation, if any.

         Hedging and Other Strategic Transactions may be covered by means other than those described above when consistent with applicable regulatory policies. A NASL Portfolio may also enter into offsetting transactions so that its combined position, coupled with any segregated assets, equals its net outstanding obligation in related options and Hedging and Other Strategic Transactions. A NASL Portfolio could purchase a put option, for example, if the strike price of that option is the same or higher than the strike price of a put option sold by the NASL Portfolio. Moreover, instead of segregating assets if it holds a futures contracts or forward contract, a NASL Portfolio could purchase a put option on the same futures contract or forward contract with a strike price as high or higher than the price of the contract held. Other Hedging and Other Strategic Transactions may also be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction, no segregation is required, but if it terminates prior to that time, assets equal to any remaining obligation would need to be segregated.


OTHER LIMITATIONS

         No NASL Portfolio will maintain open short positions in futures contracts, call options written on futures contracts, and call options written on securities indices if, in the aggregate, the current market value of the open positions exceeds the current market value of that portion of its securities portfolio being hedged by those futures and options plus or minus the unrealized gain or loss on those open positions, adjusted for the historical volatility relationship between that portion of the portfolio and the contracts (e.g., the Beta volatility factor). For purposes of the limitation stated in the immediately preceding sentence, to the extent the NASL Portfolio has written call options on specific securities in that portion of its portfolio, the value of those securities will be deducted from the current market value of that portion of the securities portfolio. If this limitation should be exceeded at any time, the NASL Portfolio will take prompt action to close out the appropriate number of open short positions to bring its open futures and options positions within this limitation.

         The degree to which a NASL Portfolio may utilize Hedging and Other Strategic Transactions may also be affected by certain provisions of the Internal Revenue Code of 1986, as amended.


                             INVESTMENT RESTRICTIONS

         There are two classes of investment restrictions to which NASL is subject in implementing the investment policies of the NASL Portfolios: fundamental and nonfundamental. Nonfundamental restrictions are subject to change by the NASL Board without shareholder approval. Fundamental restrictions may only be changed by a vote of the lesser of (i) 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares.

         With respect to the submission of a change in an investment restriction to the holders of NASL's outstanding voting securities, the matter shall be deemed to have been effectively acted upon with respect to a particular NASL Portfolio if a majority of the outstanding voting securities of the NASL Portfolio vote for the approval of the matter, notwithstanding (1) that the matter has not been approved by the holders of a majority of the outstanding voting securities of any other NASL Portfolio affected by the matter, and (2) that the matter has not been approved by the vote of a majority of the outstanding voting securities of NASL.

         All of the restrictions through restriction 8. are fundamental. Restrictions 9. through 15. are nonfundamental.


FUNDAMENTAL

         NASL may not issue senior securities, except to the extent that the borrowing of money in accordance with restriction 3. may constitute the issuance of a senior security. (For purposes of this restriction, purchasing securities on a when-issued or delayed delivery basis and engaging in Hedging and Other Strategic Transactions will not be deemed to constitute the issuance of a senior security.) In addition, unless a NASL Portfolio is specifically excepted by the terms of a restriction, each NASL Portfolio will not:

(1) Invest more than 25% of the value of its total assets in securities of issuers having their principal activities in any particular industry, excluding United States Government securities and obligations of domestic branches of U.S. banks and savings and loan associations, except that this restriction shall not apply to the NASL Real Estate Securities Trust. [NASL has determined to forego the exclusion from the above policy of obligations of domestic branches of U.S.

      savings and loan associations and to limit the exclusion of obligations of domestic branches of U.S. banks to the NASL Money Market Trust.] For purposes of this restriction, neither finance companies as a group nor utility companies as a group are considered to be a single industry. Such companies will be grouped instead according to their services; for example, gas, electric and telephone utilities will each be considered a separate industry. Also for purposes of this restriction, foreign government issuers and supranational issuers are not considered members of any industry.

(2) Purchase the securities of any issuer if the purchase would cause more than 5% of the value of the NASL Portfolio's total assets to be invested in the securities of any one issuer (excluding United States Government securities) or cause more than 10% of the voting securities of the issuer to be held by the NASL Portfolio, except that up to 25% of the value of each NASL Portfolio's total assets may be invested without regard to these restrictions. The NASL Emerging Growth Trust is not subject to these restrictions.

(3) Borrow money, except that each NASL Portfolio may borrow (i) for temporary or emergency purposes (not for leveraging) up to 33 1/3% of the value of the NASL Portfolio's total assets (including amounts borrowed) less liabilities (other than borrowings) and (ii) in connection with reverse repurchase agreements, mortgage dollar rolls and other similar transactions.

(4) Underwrite securities of other issuers except insofar as NASL may be considered an underwriter under the Securities Act of 1933 in selling portfolio securities.

(5) Purchase or sell real estate, except that each NASL Portfolio may invest in securities issued by companies which invest in real estate or interests therein and each of the NASL Portfolios other than the NASL Money Market Trust may invest in mortgages and mortgage backed securities.

(6) Purchase or sell commodities or commodity contracts except that each NASL Portfolio other than the NASL Money Market Trust may purchase and sell futures contracts on financial instruments and indices and options on such futures contracts and each NASL Portfolio other than the NASL Money Market Trust may purchase and sell futures contracts on foreign currencies and options on such futures contracts.

(7) Lend money to other persons except by the purchase of obligations in which the NASL Portfolio is authorized to invest and by entering into repurchase agreements. For purposes of this restriction, collateral arrangements with respect to options, forward currency and futures transactions will not be deemed to involve the lending of money.

(8) Lend securities in excess of 33 1/3% of the value of its total assets. For purposes of this restriction, collateral arrangements with respect to options, forward currency and futures transactions will not be deemed to involve loans of securities.


NONFUNDAMENTAL

(9) Knowingly invest more than 15% of the value of its net assets in securities or other investments, including repurchase agreements maturing in more than seven days but excluding master demand notes, that are not readily marketable, except that the NASL Money Market Trust may not invest in excess of 10% of its net assets in such securities or other investments.

(10) Sell securities short or purchase securities on margin except that it may obtain such short-term credits as may be required to clear transactions. For purposes of this restriction, collateral arrangements with respect to Hedging and Other Strategic Transactions will not be deemed to involve the use of margin.

(11) Write or purchase options on securities, financial indices or currencies except to the extent a NASL Portfolio is specifically authorized to engage in Hedging and Other Strategic Transactions.

(12)  Purchase securities for the purpose of exercising control or management.

(13) Purchase securities of other investment companies if the purchase would cause more than 10% of the value of the NASL Portfolio's total assets to be invested in investment company securities, provided that (i) no investment will be made in the securities of any one investment company if immediately after such investment more than 3% of the outstanding voting securities of such company would be owned by the NASL Portfolio or more than 5% of the value of the NASL Portfolio's total assets would be invested in such company and (ii) no restrictions shall apply to a purchase of investment company securities in connection with a merger, consolidation or reorganization or in connection with the investment of collateral received in connection with the lending of securities in the Navigator Securities Lending Trust. For purposes of this restriction, privately issued collateralized mortgage obligations will not be treated as investment company securities if issued by "Exemptive Issuers". Exemptive Issuers are defined as unmanaged, fixed-asset issuers that (a) invest primarily in mortgage-backed securities, (b) do not issue redeemable securities as defined in section 2(a)(32) of the Investment Company Act of 1940, (c) operate under general exemptive orders exempting them from "all provisions of the Investment Company Act of 1940," and (d) are not registered or regulated under the Investment Company Act of 1940 as investment companies.

(14) Pledge, hypothecate, mortgage or transfer (except as provided in restriction 8.) as security for indebtedness any securities held by the NASL Portfolio except in an amount of not more than 10% (33 1/3% in the case of the NASL International Stock Trust and 15% in the case of the NASL Balanced Trust) of the value of the NASL Portfolio's total assets and then only to secure borrowings permitted by restrictions 3. and 10. For purposes of this restriction, collateral arrangements with respect to Hedging and Other Strategic Transactions will not be deemed to involve a pledge of assets.

(15) Purchase securities of foreign issuers, except that (A) each NASL Portfolio may invest up to 20% of its total assets in such securities (in the case of the NASL Balanced Trust, the applicable percentage limit is 30% of its total assets and ADRs and U.S. dollar-denominated securities are not included in the applicable percentage limit); and (B) the foregoing restriction shall not apply to the NASL Pacific Rim Emerging Markets, NASL International Stock, NASL Capital Growth Bond, NASL Real Estate Securities and NASL Common Stock Trusts.

         In addition to the above policies, the NASL Money Market Trust is subject to certain restrictions required by Rule 2a-7 under the Investment Company Act of 1940. In order to comply with such restrictions, the NASL Money Market Trust will, inter alia, not purchase the securities of any issuer if it would cause (i) more than 5% of its total assets to be invested in the securities of any one issuer (excluding U.S. Government securities and repurchase agreements fully collateralized by U.S. Government securities), except as permitted by Rule 2a-7 for certain securities for a period of up to three business days after purchase, (ii) more than 5% of its total assets to be invested in "second tier securities," as defined by Rule, or (iii) more than the greater of $1 million or 1% of its total assets to be invested in the second tier securities of that issuer.

         If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in the investment's percentage of the value of a NASL Portfolio's total assets resulting from a change in such values or assets will not constitute a violation of the percentage restriction, except in the case of the NASL Money Market Trust where the percentage limitation of restriction 9. must be met at all times.


                               PORTFOLIO TURNOVER

         The annual rate of portfolio turnover will normally differ for each NASL Portfolio and may vary from year to year. Portfolio turnover is calculated by dividing the lesser of purchases or sales of portfolio securities during the fiscal year by the monthly average of the value of the NASL Portfolio's securities (excluding from the computation all securities, including options, with maturities at the time of acquisition of one year or less). A high rate of portfolio turnover generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the NASL Portfolio. No portfolio turnover rate can be calculated for the NASL Money Market Trust due to the short maturities of the instruments purchased. The portfolio turnover rate may vary from year to year, as well as within a year. High portfolio turnover rates (100% or more) can result in corresponding increases in brokerage commissions for the NASL Portfolio. Anticipated portfolio turnover rates (based on normal circumstances) for the other NASL Portfolios are not expected to exceed 200%.

         Estimated rates are not a limiting factor when it is deemed appropriate to purchase or sell securities for a NASL Portfolio. Each NASL Portfolio intends to comply with the various requirements of the Internal Revenue Code so as to qualify as a "regulated investment company" thereunder. One such requirement is that a portfolio must derive less than 30% of its gross income from the sale or other disposition of stock or securities held for less than three months. Accordingly, the ability of a particular NASL Portfolio to effect certain portfolio transactions may be limited.

                               MANAGEMENT OF NASL

      The Trustees and officers of NASL, together with information as to their principal occupations during the past five years, are listed below:

===================================================================================================================================
                                                                                PRINCIPAL OCCUPATION
NAME, ADDRESS AND AGE                      POSITION WITH NASL                   DURING PAST FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------
Don B. Allen                               Trustee                              Senior Lecturer, William E. Simon Graduate
136 Knickerbocker Road                                                          School of Business Administration,
Pittsford, NY  14534                                                            University of Rochester
Age: 67
-----------------------------------------------------------------------------------------------------------------------------------
John D. DesPrez*                           President                            Vice President, Annuities, of Manulife,
116 Huntington Avenue                                                           September 1996 to present; President and
Boston, MA  02116                                                               Director, North American Security Life
Age: 39                                                                         Insurance Company since September 1996; President
                                                                                North American Funds, March 1993 to September 1996;
                                                                                Vice President and General Counsel, North American
                                                                                Security Life Insurance Company, 1991 to 1994
-----------------------------------------------------------------------------------------------------------------------------------
Charles L. Bardelis                        Trustee                              President and Executive Officer, Island
297 Dillingham Ave.                                                             Commuter Corp.(Marine Transport)
Falmouth, MA  02540
Age: 54
-----------------------------------------------------------------------------------------------------------------------------------
Samuel Hoar**                              Trustee                              Senior Mediator, Judicial Arbitration
73 Tremont Street                                                               Mediation Services "JAMS/Endispute," June
Boston, MA  02109                                                               1, 1994 to date; Partner, Goodwin, Proctor
Age: 68                                                                         and Hoar, prior to June 1, 1994
-----------------------------------------------------------------------------------------------------------------------------------
Brian L. Moore*                            Chairman of Trustees                 Executive Vice President, Canadian
5650 Yonge Street                                                               Insurance Operations, The Manufacturers
North York, Ontario, Canada, M2M                                                Life Insurance Company, January 1, 1996 to
4G4                                                                             date; Chief Executive Officer, North
Age: 51                                                                         American Life Assurance Company,
                                                                                October 1993 to December 1995; Executive
                                                                                Vice President and Chief Financial Officer,
                                                                                September 1988 to October 1993, North
                                                                                American Life Assurance Company
-----------------------------------------------------------------------------------------------------------------------------------
Robert J. Myers                            Trustee                              Consulting Actuary (self-employed), April
9610 Wire Avenue                                                                1983 to date; Member, Prospective Payment
Silver Springs, MD  20921                                                       Assessment Commission, June 1993 to date;
Age: 83                                                                         Chairman, Commission on Railroad Retirement
                                                                                Reform, 1988 to 1990
-----------------------------------------------------------------------------------------------------------------------------------
John G. Vrysen                             Vice President                       Vice President, Chief Financial Officer, U.S.
116 Huntington Avenue                                                           Operations, of Manulife, January 1, 1996 to
Boston, MA  02116                                                               date; Vice President and Actuary, January
Age: 40                                                                         1986 to date, North American Security Life
                                                                                Insurance Company.
-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
                                                                                PRINCIPAL OCCUPATION
NAME, ADDRESS AND AGE                      POSITION WITH NASL                   DURING PAST FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------
James D. Gallagher                         Secretary                            Vice President, Legal Services, of Manulife,
116 Huntington Avenue                                                           January 1, 1996 to date; Vice President,
Boston, MA  02116                                                               Secretary and General Counsel, June 1994
Age: 41                                                                         to date, North American Security Life In-
                                                                                surance Company; Vice President and
                                                                                Associate General Counsel, 1990 to 1994,
                                                                                The Prudential Insurance Company of
                                                                                America.
-----------------------------------------------------------------------------------------------------------------------------------

Richard C. Hirtle                          Vice President                       Vice President, Chief Financial Officer, An-
116 Huntington Avenue                      and Treasurer                        nuities, of Manulife, January 1996 to date;
Boston, MA 02116                                                                Vice President, Treasurer and Chief
Age: 40                                                                         Financial Officer, November 1988 to date,
                                                                                North American Security Life Insurance
                                                                                Company.
===================================================================================================================================

* Trustee who is an "interested person", as defined in the Investment Company Act of 1940.
** Trustee who is an "interested person" of NASL but not NASL Financial Services, Inc. ("NASL Financial").


COMPENSATION OF TRUSTEES

      NASL does not pay any remuneration to its Trustees who are officers or employees of NASL Financial or its affiliates. Trustees not so affiliated receive an annual retainer of $18,000, a fee of $4,750 for each meeting of the Trustees that they attend in person and a fee of $200 for each such meeting conducted by telephone. Trustees are reimbursed for travel and other out-of-pocket expenses. The officers listed above are furnished to NASL pursuant to the Advisory Agreement described below and receive no compensation from NASL. These officers spend only a portion of their time on the affairs of NASL.

========================================================================================================================
                                            AGGREGATE COMPENSATION FROM                 TOTAL COMPENSATION FROM TRUST
NAMES OF PERSON, POSITION                   NASL FOR PRIOR FISCAL YEAR*                 COMPLEX FOR PRIOR FISCAL YEAR*#
------------------------------------------------------------------------------------------------------------------------
Don B. Allen, Trustee                                              $35,000                                     $42,500
------------------------------------------------------------------------------------------------------------------------
Charles L. Bardelis, Trustee                                       $35,000                                     $42,500
------------------------------------------------------------------------------------------------------------------------
Samuel Hoar, Trustee                                               $35,000                                     $42,500
------------------------------------------------------------------------------------------------------------------------
Robert J. Myers, Trustee                                           $35,000                                     $42,500
========================================================================================================================

*     Compensation received for services as Trustee.
# Trust Complex includes all portfolios of NASL as well as all portfolios of North American Funds of which NASL Financial is the investment adviser.


                       INVESTMENT MANAGEMENT ARRANGEMENTS

      The following information supplements the material appearing in the Prospectus/Proxy Statement under the caption "Additional Information About NASL--C. Management." Copies of the Advisory and Subadvisory Agreements discussed below have been filed with and are available from the Securities and Exchange Commission.

      NASL, formerly a Maryland corporation known as "NASL Series Fund, Inc." (the "Fund"), was reorganized as a Massachusetts business trust effective December 31, 1988. Pursuant to such reorganization, NASL assumed all the assets and liabilities of the Fund and carried on its business and operations with the same investment management arrangements as were in effect for the Fund at the time of the reorganization. The assets and liabilities of each of the Fund's separate portfolios were assumed by the corresponding portfolios of NASL.

      NASL Financial is a Massachusetts corporation whose principal offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116. NASL Financial is registered as an investment adviser under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In addition, NASL Financial serves as principal underwriter of certain contracts issued by Security Life.

      The Advisory Agreement was approved by the NASL Board on September 28, 1995 and by the shareholders of the then existing portfolios of NASL on December 5, 1995. These approvals occurred in connection with the change of control of NASL Financial as a result of the merger of North American Life Assurance Company, the ultimate controlling parent of NASL Financial, with The Manufacturers Life Insurance Company on January 1, 1996.

      On September 27, 1996, the NASL Board appointed Manufacturers Adviser Corporation ("MAC") pursuant to a new Subadvisory Agreement with MAC ("MAC Subadvisory Agreement") to manage the NASL Money Market Trust. Such Subadvisory Agreement was approved by the NASL Board, including a majority of the Trustees who are not parties to the agreements or interested persons of any party to such agreements, on September 27 (with an effective date of October 1, 1996) and has been submitted for ratification by the shareholders of the NASL Money Market Trust, as described in the Prospectus/Proxy Statement. Also on September 27, 1996, the NASL Board (i) appointed Rowe Price-Fleming International, Inc. ("Price-Fleming") pursuant to a new Subadvisory Agreement with Price-Fleming ("Price-Fleming Subadvisory Agreement") to manage the NASL International Stock Trust, (ii) appointed Founders Asset Management, Inc. ("Founders") pursuant to an amendment to its existing Subadvisory Agreement with respect to other portfolios of NASL ("Founders Subadvisory Agreement") to also manage the NASL Balanced Trust, (iii) appointed MAC pursuant to the MAC Subadvisory Agreement to also manage the NASL Pacific Rim Emerging Markets, NASL Real Estate Securities, NASL Common Stock, NASL Capital Growth Bond and NASL Equity Index Trusts and
(iv) Warburg, Pincus Counsellors, Inc. ("Warburg Pincus") pursuant to a new Subadvisory Agreement with Warburg Pincus ("Warburg Pincus Subadvisory Agreement") to manage the NASL Emerging Growth Trust. Such Subadvisory Agreements or amended Subadvisory Agreement and amendments to the Advisory Agreement, to provide for the management of the newly-established portfolios, were approved by the NASL Board, including a majority of the Trustees who are not parties to the agreements or interested persons of any party to such agreements on September 27, 1996.


THE ADVISORY AGREEMENT

      Under the terms of the Advisory Agreement, NASL Financial administers the business and affairs of NASL. NASL Financial is responsible for performing or paying for various administrative services for NASL, including providing at NASL Financial's expense (i) office space and all necessary office facilities and equipment, (ii) necessary executive and other personnel for managing the affairs of NASL and for performing certain clerical, accounting and other office functions, and (iii) all other information and services, other than services of counsel, independent accountants or investment subadvisory services provided by any subadviser under a subadvisory agreement, required in connection with the preparation of all tax returns and documents required to comply with the federal securities laws. NASL Financial pays the cost of any advertising or sales literature relating solely to NASL, the cost of printing and mailing prospectuses to persons other than current holders of NASL shares or of variable contracts funded by NASL shares and the compensation of NASL's officers and Trustees that are officers, directors or employees of NASL Financial or its affiliates. In addition, advisory fees are reduced or NASL Financial reimburses NASL if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of NASL's business) applicable to a NASL Portfolio exceeds an annual rate of .75% in the case of the NASL International Stock Trust and NASL Pacific Rim Emerging Markets Trust or .50% in the case of all other NASL Portfolios of the average net asset value of such NASL Portfolio. The expense limitation will continue in effect from year to year unless otherwise terminated at any year end by NASL Financial on 30 days' notice to NASL.

      In addition to providing the services and expense limitation described above, NASL Financial selects, contracts with and compensates subadvisers to manage the investment and reinvestment of the assets of the NASL Portfolios. NASL Financial monitors the compliance of such subadvisers with the investment objectives and related policies of each NASL Portfolio and reviews the performance of such subadvisers and reports periodically on such performance to the NASL Board.

      As compensation for its services, NASL Financial receives a fee from NASL computed separately for each NASL Portfolio. The fee for each NASL Portfolio is stated as an annual percentage of the current value of the net assets of such NASL Portfolio, and is possible at the rate set forth in the Prospectus/Proxy Statement. The fee, which is accrued daily and payable monthly, is calculated for each day by multiplying the daily equivalent of the annual percentage prescribed for a NASL Portfolio by the value of its net assets at the close of business on the previous business day of NASL.

      For the years ended December 31, 1995, 1994 and 1993 the aggregate investment advisory fee payable by NASL under the fee schedule then in effect for the then-existing portfolios of NASL, absent the expense limitation provision, was $33,808,255, $27,076,438 and $16,988,737. Of such amounts,
$1,318,573, $1,158,400, and $606,603 was paid on behalf of the NASL Money Market Trust in such years, respectively. For the six month period ended June 30, 1996, see the Prospectus/Proxy Statement.


THE SUBADVISORY AGREEMENTS

      Under the terms of each of the current subadvisory agreements (collectively "Subadvisory Agreements"), the subadviser manages the investment and reinvestment of the assets of the assigned NASL Portfolios, subject to the supervision of the NASL Board. The subadviser formulates a continuous investment program for each such NASL Portfolio consistent with its investment objectives and policies outlined in the Prospectus/Proxy Statement. Each subadviser implements such programs by purchases and sales of securities and regularly reports to NASL Financial and the NASL Board with respect to the implementation of such programs. Each subadviser, at its expense, furnishes all necessary investment and management facilities, including salaries of personnel required for it to execute its duties, as well as administrative facilities, including bookkeeping, clerical personnel, and equipment necessary for the conduct of the investment affairs of the assigned NASL Portfolios.

      As compensation for their services, the subadvisers receive fees from NASL Financial computed separately for each NASL Portfolio. The fee for each NASL Portfolio is stated as an annual percentage of the current value of the net assets of the NASL Portfolio, and is payable at the rate set forth in the Prospectus/Proxy Statement. The fees are calculated on the basis of the average of all valuations of net assets of each NASL Portfolio made at the close of business on each business day of NASL during the period for which such fees are paid. Once the average net assets of a NASL Portfolio exceed amounts specified in the Prospectus/Proxy Statement, the fee is reduced with respect to such excess.

      For the years ended December 31, 1995, 1994 and 1993, NASL Financial paid aggregate subadvisory fees of $12,007,940 $9,905,072, and $6,285,555, respectively. Of such amounts $197,786, $173,760 and $90,990 was paid on behalf of the NASL Money Market Trust (to its previous subadviser) in such years, respectively. For the six month period ended June 30, 1996, see the Prospectus/Proxy Statement.

      Subject to the expense limitations discussed above, NASL is responsible for the payment of all expenses of its organization, operations and business, except those which NASL Financial or subadvisers have agreed to pay pursuant to the Advisory or Subadvisory Agreements. Expenses borne by NASL include charges and expenses of the custodian, independent accountants and transfer, bookkeeping and dividend disbursing agent appointed by NASL; brokers' commissions and issue and transfer taxes on securities transactions to which NASL is a party; taxes and fees payable by NASL; and legal fees and expenses in connection with the affairs of NASL, including registering and qualifying its shares with regulatory authorities and in connection with any litigation.

      The Advisory Agreement and each Subadvisory Agreement will continue in effect as to a NASL Portfolio for a period no more than two years from the date of its execution or the execution of an amendment making the agreement applicable to that NASL Portfolio only so long as such continuance is specifically approved at least annually either by the NASL Board or by the vote of a majority of the outstanding voting securities of NASL, provided that in either event such continuance shall also be approved by the vote of the majority of the Trustees who are not interested persons of any party to the Agreements, cast in person at a meeting called for the purpose of voting on such approval. The required shareholder approval of any continuance of any of the Agreements shall be effective with respect to any NASL Portfolio if a majority of the outstanding voting securities of the series of shares of beneficial interest of that NASL Portfolio vote to approve such continuance, notwithstanding that such continuance may not have been approved by a majority of the outstanding voting securities of (i) any other NASL Portfolio affected by the Agreement or (ii) all of the portfolios of NASL.

      If the holders of any series of shares of beneficial interest of any NASL Portfolio fail to approve any continuance of the Advisory Agreement or the Subadvisory Agreement, NASL Financial or the subadviser will continue to act as investment adviser or subadviser with respect to such NASL Portfolio pending the required approval of the continuance of such Agreement, of a new contract with NASL Financial or the subadviser or different adviser or subadviser, or other definitive action. In the case of NASL Financial, the compensation received in respect of such a NASL Portfolio during such period will be no more than its actual costs incurred in furnishing investment advisory and management services to such NASL

Portfolio or the amount it would have received under the Advisory Agreement in respect of such NASL Portfolio, whichever is less. In the case of the subadvisers, the compensation received in respect of such a NASL Portfolio during such period will be no more than that permitted by Rule 15a-4 under the Investment Company Act of 1940.

      The Advisory Agreement and the Subadvisory Agreements may be terminated at any time without the payment of any penalty on 60 days' written notice to the other party or parties to the Agreements, and to NASL in the case of the Subadvisory Agreements, (i) by the NASL Board; (ii) by the vote of a majority of the outstanding voting securities of NASL, or with respect to any NASL Portfolio, by the vote of a majority of the outstanding voting securities of the series of shares of beneficial interest of such NASL Portfolio; and (iii) by NASL Financial, and in the case of the Subadvisory Agreements, by the respective subadvisers. The Agreements will automatically terminate in the event of their assignment.

      The Advisory Agreement may be amended by NASL and NASL Financial and the Subadvisory Agreements by NASL Financial and respective subadvisers provided such amendment is specifically approved by the vote of a majority of the outstanding voting securities of NASL and by the vote of a majority of the Trustees of NASL who are not interested persons of NASL, NASL Financial or the applicable subadviser cast in person at a meeting called for the purpose of voting on such approval. The required shareholder approval of any amendment shall be effective with respect to any NASL Portfolio if a majority of the outstanding voting securities of that NASL Portfolio vote to approve the amendment, notwithstanding that the amendment may not have been approved by a majority of the outstanding voting securities of (i) any other NASL portfolio affected by the amendment or (ii) all the portfolios of NASL.


                               PORTFOLIO BROKERAGE

      Pursuant to the Subadvisory Agreements, the subadvisers are responsible for placing all orders for the purchase and sale of portfolio securities of NASL. The subadvisers have no formula for the distribution of NASL's brokerage business, their intention being to place orders for the purchase and sale of securities with the primary objective of obtaining the most favorable overall results for NASL. The cost of securities transactions for each NASL Portfolio will consist primarily of brokerage commissions or dealer or underwriter spreads. Bonds and money market instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes.

      Occasionally, securities may be purchased directly from the issuer. For securities traded primarily in the over-the-counter market, the subadvisers will, where possible, deal directly with dealers who make a market in the securities unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account.

      In selecting brokers or dealers through whom to effect transactions, the subadvisers will give consideration to a number of factors, including price, dealer spread or commission, if any, the reliability, integrity and financial condition of the broker-dealer, size of the transaction and difficulty of execution. Consideration of these factors by a subadviser, either in terms of a particular transaction or the subadviser's overall responsibilities with respect to NASL and any other accounts managed by the subadviser, could result in NASL paying a commission or spread on a transaction that is in excess of the amount of commission or spread another broker-dealer might have charged for executing the same transaction. In selecting brokers and dealers, the subadvisers will also give consideration to the value and quality of any research, statistical, quotation or valuation services provided by the broker or dealer. In placing a purchase or sale order, a subadviser may use a broker whose commission in effecting the transaction is higher than that of some other broker if the subadviser determines in good faith that the amount of the higher commission is reasonable in relation to the value of the brokerage and research services provided by such broker, viewed in terms of either the particular transaction or the subadviser's overall responsibilities with respect to NASL and any other accounts managed by the subadviser. Brokerage and research services provided by brokers and dealers include advice, either directly or through publications or writings, as to the value of securities, the advisability of purchasing or selling securities, the availability of securities or purchasers or sellers of securities, and analyses and reports concerning issuers, industries, securities, economic factors and trends and portfolio strategy. Consistent with the foregoing considerations and the Rules of Fair Practice of the NASD, sales of contracts for which the broker-dealer or an affiliate thereof is responsible may be considered as a factor in the selection of such brokers or dealers. A higher cost broker-dealer will not be selected, however, solely on the basis of sales volume but will be selected in accordance with the criteria set forth above.

      To the extent research services are used by the subadvisers in rendering investment advice to NASL, such services would tend to reduce the subadvisers' expenses. However, the subadvisers do not believe that an exact dollar value can be assigned to these services. Research services received by the subadvisers from brokers or dealers executing transactions for NASL will be available also for the benefit of other portfolios managed by the subadvisers.

         The subadvisers manage a number of accounts other than the NASL Portfolios. Although investment recommendations or determinations for the NASL portfolios will be made by the subadvisers independently from the investment recommendations and determinations made by them for any other account, investments deemed appropriate for the NASL Portfolios by the subadvisers may also be deemed appropriate by them for other accounts, so that the same security may be purchased or sold at or about the same time for both the NASL Portfolios and other accounts. In such circumstances, the subadvisers may determine that orders for the purchase or sale of the same security for the NASL Portfolios and one or more other accounts should be combined, in which event the transactions will be priced and allocated in a manner deemed by the subadvisers to be equitable and in the best interests of the NASL Portfolios and such other accounts. While in some instances combined orders could adversely affect the price or volume of a security, NASL believes that its participation in such transactions on balance will produce better overall results for NASL.

         For the years ended December 31, 1995, 1994 and 1993, NASL paid brokerage commissions in connection with portfolio transactions of $6,609,957, $5,510,656 and $2,877,317, respectively.


                        PURCHASE AND REDEMPTION OF SHARES

      NASL will redeem all full and fractional portfolio shares for cash at the net asset value per share of each NASL Portfolio. Payment for shares redeemed will generally be made within seven days after receipt of a proper notice of redemption. However, NASL may suspend the right of redemption or postpone the date of payment beyond seven days during any period when (a) trading on the New York Stock Exchange is restricted, as determined by the Securities and Exchange Commission, or such Exchange is closed for other than weekends and holidays; (b) an emergency exists, as determined by the Commission, as a result of which disposal by NASL of securities owned by it is not reasonably practicable or it is not reasonably practicable for NASL fairly to determine the value of its net assets; or (c) the Commission by order so permits for the protection of security holders of NASL.


                        DETERMINATION OF NET ASSET VALUE

      The following supplements the discussion of the valuation of portfolio assets set forth in the Prospectus/Proxy Statement under the caption "Additional Information About NASL--D. Purchase and Redemption of Shares."

      Securities held by the NASL Portfolios except for debt instruments with remaining maturities of 60 days or less and all debt instruments held by the NASL Money Market Trust will be valued as follows: securities which are traded on stock exchanges (including securities traded in both the over-the-counter market and on an exchange) are valued at the last sales price as of the close of the regularly scheduled trading of the New York Stock Exchange on the day the securities are being valued, or, lacking any sales, at the closing bid prices. Securities traded only in the over-the-counter market are valued at the last bid prices quoted by brokers that make markets in the securities at the close of trading on the New York Stock Exchange. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the NASL Board.

      Generally, trading in non-U.S. securities, as well as U.S. Government securities and money market instruments, is substantially completed each day at various times prior to the close of the regularly scheduled trading of the New York Stock Exchange. The values of such securities used in computing the net asset value of a NASL Portfolio's shares are generally determined as of such times. Occasionally, events which affect the values of such securities may occur between the times at which they are generally determined and the close of the New York Stock Exchange and would therefore not be reflected in the computation of a NASL Portfolio's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined in good faith by the subadvisers under procedures established and regularly reviewed by the NASL Board.

      Debt instruments with a remaining maturity of 60 days or less held by each of the NASL Portfolios other than the NASL Money Market Trust, and all instruments held by the NASL Money Market Trust, will be valued on an amortized cost basis. Under this method of valuation, the instrument is initially valued at cost (or in the case of instruments initially valued at market value, at the market value on the day before its remaining maturity is such that it qualifies for amortized cost valuation); thereafter, NASL assumes a constant proportionate amortization in value until maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price that would be received upon sale of the instrument.

      The NASL Money Market Trust uses the amortized cost valuation method in reliance upon Rule 2a-7 under the Investment Company Act of 1940. As required by the Rule, the NASL Money Market Trust will maintain a dollar weighted average maturity of 90 days or less. In addition, the NASL Money Market Trust is permitted to purchase only securities that the NASL Board determines to present minimal credit risks and which are at the time of purchase "eligible securities," as defined by the Rule. Generally, eligible securities must be rated by a nationally recognized statistical rating organization in one of the two highest rating categories for short-term debt obligations or be of comparable quality. The NASL Money Market Trust will invest only in obligations that have remaining maturities of thirteen months or less.

      The NASL Board has established procedures designed to stabilize, to the extent reasonably possible, the NASL Money Market Trust's price per share as computed for the purpose of sales and redemptions at $10.00. Such procedures include a direction to NASL Financial to establish procedures which will allow for the monitoring of the propriety of the continued use of amortized cost valuation to maintain a constant net asset value of $10.00 per share. Such procedures include a directive to NASL Financial that requires that on determining net asset value per share based upon available market quotations, the NASL Money Market Trust shall value weekly (a) all portfolio instruments for which market quotations are readily available at market, and (b) all portfolio instruments for which market quotations are not readily available or are not obtainable from a pricing service, at their fair value as determined in good faith by the NASL Board, although the actual calculations may be made by persons acting pursuant to the direction of the NASL Board. If the fair value of a security needs to be determined, the subadviser will provide determinations, in accordance with procedures and methods established by the NASL Board, of the fair value of securities held by the NASL Money Market Trust for which market quotations are not readily available for purposes of enabling the NASL Money Market Trust's Custodian to calculate net asset value. NASL Financial, with the subadviser's assistance, periodically (but no less frequently than annually) shall prepare a written report to the NASL Board verifying the accuracy of the pricing system or estimate. A non-negotiable security which is not treated as an illiquid security because it may be redeemed with the issuer, subject to a penalty for early redemption, shall be assigned a value that takes into account the reduced amount that would be received if it were currently liquidated. In the event that the deviation from the amortized cost exceeds .50 of 1% or more or a difference of $.05 per share in net asset value, NASL Financial shall promptly call a special meeting of the NASL Board to determine what, if any, action should be initiated. Where the NASL Board believes the extent of any deviation from the NASL Money Market Trust's amortized cost price per share may result in material dilution or other unfair results to investors or existing shareholders, they shall take such action as they deem appropriate to eliminate or reduce to the extent reasonably practical such dilution or unfair results. The actions that may be taken by the NASL Board include, but are not limited to:
(a) redeeming shares in kind; (b) selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten the average portfolio maturity of the NASL Money Market Trust; (c) withholding or reducing dividends;(d) utilizing a net asset value per share based on available market quotations; (e) investing all cash in instruments with a maturity on the next business day. The NASL Money Market Trust may also reduce the number of shares outstanding by redeeming proportionately from shareholders, without the payment of any monetary compensation, such number of full and fractional shares as is necessary to maintain the net asset value at $10.00 per share. Any such redemption will be treated as a negative dividend for purposes of the Net Investment Factor under the contracts issued by North American Security Life Insurance Company.

                                PERFORMANCE DATA

      Each of the NASL Portfolios may quote total return figures in its advertising and sales materials. Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods and where less than five or ten years, the period since the NASL Portfolio (including, in the case of the NASL Money Market Trust, its predecessor prior to the reorganization of the Fund on December 31, 1988) became available for investment. In the case of the NASL Pacific Rim Emerging Markets, NASL Real Estate Securities, NASL Common Stock, NASL Capital Growth Bond and NASL Equity Index Trusts, such quotations will be for periods that include the performance of the corresponding Manulife Portfolios. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period. The average annual total return is the average annual compounded rate of return that equates the initial amount invested to the market value of such investment on the last day of the period for which such return is calculated. For purposes of the calculation it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated and that all dividends and distributions are reinvested at the net asset value on the reinvestment dates during the period. All recurring fees such as advisory fees charged to NASL and all NASL expenses are reflected in the calculations. There are no non-recurring fees such as sales loads, surrender charges or account fees charged by NASL. If the period since inception is less than one year, the figures will be based on an aggregate total return rather than an average annual total return.

                                               TOTAL ANNUALIZED RETURN
                                                     (UNAUDITED)

                                                                                 SINCE INCEPTION OR
                                                                                      10 YEARS,
                                      ONE YEAR                FIVE YEARS            WHICHEVER IS
                                        ENDED                    ENDED             SHORTER THROUGH         DATE FIRST
TRUST                                  6/30/96                  6/30/96                6/30/96              AVAILABLE
-----                                 --------                ----------         ------------------        ----------
NASL Money Market Trust                 5.28%                     4.11%                 5.63%                06/18/85
NASL Common Stock Trust*               22.55%                    13.44%                10.31%                04/30/87
NASL Pacific Rim Emerging
   Markets Trust*                      15.80%                        -                  7.05%                10/04/94
NASL Real Estate Securities Trust*     15.34%                    15.78%                11.24%                04/30/87
NASL Capital Growth Bond Trust*         4.43%                     7.94%                 7.50%                06/26/84
NASL Equity Index Trust*                   -                         -                  3.71%                02/14/96


* Performance presented for these NASL Portfolios is based upon the performance of their respective predecessor Manulife Portfolios for periods prior to the consummation of the Reorganization. Performance presented for each of these NASL Portfolios is based on the historical expenses and performance of its predecessor Manulife Portfolio and does not reflect the current expenses that an investor would incur as a holder of shares of such NASL Portfolio.

      NASL may also from time to time include in advertising and sales literature the following: 1) information regarding its portfolio subadvisers, such as information regarding a subadvisers specific investment expertise, client base, assets under management or other relevant information; 2) quotations about NASL, its portfolios or its investment subadvisers that appear in various publications and media; and 3) general discussions of economic theories, including but not limited to discussions of how demographics and political trends may effect future financial markets, as well as market or other relevant information.

                              ORGANIZATION OF NASL

SHARES OF NASL

      The Declaration of Trust authorizes the NASL Board to issue an unlimited number of full and fractional shares of beneficial interest having a par value of $.01 per share, to divide such shares into an unlimited number of series of shares and to designate the relative rights and preferences thereof, all without shareholder approval. NASL currently has thirty series of shares: the NASL Small Cap Trust, the NASL International Small Cap Trust, the NASL Small/Mid Cap Trust, the NASL Aggressive Growth Trust, the NASL Pacific Rim Emerging Markets Trust, the NASL International Stock Trust, the NASL Global Equity Trust, the NASL Worldwide Growth Trust, the NASL Science & Technology Trust, the NASL Growth Trust, the NASL Equity Trust, the NASL Common Stock Trust, the NASL Real Estate Securities Trust, the NASL Blue Chip Growth Trust, the NASL Equity-Income Trust, the NASL Value Trust, the NASL International Growth and Income Trust, the NASL Growth and Income Trust, the NASL Equity Index Trust, the NASL Balanced Trust, the NASL Aggressive Asset Allocation Trust, the NASL Moderate Asset Allocation Trust, the NASL Conservative Asset Allocation Trust, the NASL High Yield Trust, the NASL Strategic Bond Trust, the NASL Global Government Bond Trust, the NASL Capital Growth Bond Trust, the NASL Investment Quality Bond Trust, the NASL U.S. Government Securities Trust and the NASL Money Market Trust. The shares of each NASL Portfolio, when issued and paid for, will be fully paid and non-assessable and will have no preemptive or conversion rights. Holders of shares of any NASL Portfolio are entitled to redeem their shares as set forth under "Additional Information About NASL--D. Purchase and Redemption of Shares." NASL reserves the right to later issue additional series of shares or separate classes of existing series of shares without the consent of outstanding shareholders.

      Each issued and outstanding share is entitled to participate equally in dividends and distributions declared by the respective NASL Portfolio and upon liquidation in the net assets of such NASL Portfolio remaining after satisfaction of outstanding liabilities. For these purposes and for purposes of determining the sale and redemption prices of shares, any assets which are not clearly allocable to a particular NASL Portfolio will be allocated in the manner determined by the NASL Board. Accrued liabilities which are not clearly allocable to one or more NASL Portfolios will also be allocated among the NASL Portfolios in the manner determined by the NASL Board. Shareholders of each portfolio of NASL are entitled to one vote for each full share held (and fractional votes for fractional shares held) irrespective of the relative net asset values of the shares of the NASL Portfolio. All shares entitled to vote are voted by series, except that when voting for the election of the NASL Board and when otherwise permitted by the Investment Company Act of 1940, shares are voted in the aggregate and not by series. Only shares of a particular NASL Portfolio are entitled to vote on matters determined by the NASL Board to affect only the interests of that NASL Portfolio. Pursuant to the Investment Company Act of 1940 and the rules and regulations thereunder, certain matters approved by a vote of a majority of all the shareholders of NASL may not be binding on a NASL Portfolio whose shareholders have not approved such matter. There will normally be no meetings of shareholders for the purpose of electing Trustees unless and until less than a majority of the Trustees holding office has been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. Holders of not less than two-thirds of the outstanding shares of NASL may remove a Trustee by a vote cast in person or by proxy at a meeting called for such purpose. Shares of NASL do not have cumulative voting rights, which means that the holders of more than 50% of NASL's shares voting for the election of Trustees can elect all of the Trustees if they so choose. In such event, the holders of the remaining shares would not be able to elect any Trustees.

      Under Massachusetts law, shareholders of NASL could, under certain circumstances, be held personally liable for the obligations of NASL. The Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of NASL and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the NASL Board or any officer of NASL. The Declaration of Trust provides for indemnification out of the property of a NASL Portfolio for all losses and expenses of any shareholder held personally liable for the obligations of such NASL Portfolio. The Declaration of Trust also provides that NASL shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of NASL and satisfy any judgment thereon, but only out of the property of a particular NASL Portfolio. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a particular NASL Portfolio would be unable to meet its obligations.


PRINCIPAL HOLDERS OF SECURITIES

      NASL currently has three shareholders: The Manufacturers Life Insurance Company of America ("Manulife America"), Security Life and First North American Life Assurance Company ("FNAL"). Each shareholder holds NASL shares attributable to variable and variable life contracts in their separate accounts registered under the Investment Company Act of 1940. Each shareholder will solicit voting instructions from such variable and variable life contract owners and vote all shares held in proportion to the instructions received.

      Reflecting the conditions of section 817(h) and other provisions of the Internal Revenue Code and regulations thereunder, the By-laws of NASL provide that shares of NASL may be purchased only by the following eligible shareholders: (a) separate accounts of Security Life or of other insurance companies; (b) Security Life; (c) NASL Financial; (d) any corporation related in a manner specified in section 267(b) of the Internal Revenue Code to Security Life or to NASL Financial, including North American Life; and (e) any Trustee of a qualified pension of retirement plan. As a matter of operating policy, shares of NASL may be purchased only by the eligible shareholders of categories (a),
(b) and (d).


                             REPORTS TO SHAREHOLDERS

      Annual and semi-annual reports containing financial statements of NASL will be sent to contract owners.

                             INDEPENDENT ACCOUNTANTS

      The audited financial statements of NASL relating to the NASL Money Market Trust at December 31, 1995 included in the Annual Report of NASL for the year ended December 31, 1995, and the audited financial statements of MSF relating to the Manulife International Fund, Manulife Emerging Growth Equity Fund, Manulife Balanced Assets Fund, Manulife Common Stock Fund, Manulife Pacific Rim Emerging Markets Fund, Manulife Real Estate Securities Fund, Manulife Capital Growth Bond Fund and Manulife Equity Index Fund at December 31, 1995 included in the Annual Report of MSF for the year ended December 31, 1995, are incorporated herein by reference. The unaudited financial statements of NASL relating to the NASL Money Market Trust at June 30, 1996 included in the Semi-Annual Report of NASL for the six month period ended June 30, 1996, and the unaudited financial statements of MSF relating to the Manulife International Fund, Manulife Emerging Growth Equity Fund, Manulife Balanced Assets Fund, Manulife Common Stock Fund, Manulife Pacific Rim Emerging Markets Fund, Manulife Real Estate Securities Fund, Manulife Capital Growth Bond Fund and Manulife Equity Index Fund at June 30, 1996 included in the Semi-Annual Report of MSF for the six month period ended June 30, 1996, are incorporated herein by reference. The audited financial statements of NASL at December 31, 1995 incorporated by reference herein and the Supplementary Information for the period from the commencement of operations of NASL's corporate predecessor through December 31, 1995 included in the Prospectus/Proxy Statement with respect to the NASL Money Market Trust have been audited by Coopers & Lybrand L.L.P., independent public accountants, and are included herein in reliance upon their report thereon, which report also is incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing. The audited financial statements of MSF at December 31, 1995 incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors and the information under the caption "Additional Information About NASL-B. Financial Highlights" appearing in the Prospectus/Proxy Statement with respect to the Manulife International Fund, Manulife Emerging Growth Equity Fund, Manulife Balanced Assets Fund, Manulife Common Stock Fund, Manulife Pacific Rim Emerging Markets Fund, Manulife Real Estate Securities Fund, Manulife Capital Growth Bond Fund and Manulife Equity Index Fund has been derived from financial statements audited by Ernst & Young LLP to the extent indicated in their reports thereon appearing in the Annual Report of MSF referenced above. Such financial statements and condensed financial information are included in reliance upon such reports, which reports also are incorporated herein by reference, given upon the authority of such firm as experts in accounting and auditing.

                               NASL SERIES TRUST
                         PRO FORMA FINANCIAL STATEMENTS

NASL SERIES TRUST - MONEY MARKET TRUST
MANULIFE SERIES FUND - MONEY MARKET FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------



                                                                                                                NASL
                                                             NASL              MSF                          MONEY MARKET
                                                            MONEY             MONEY                            TRUST
                                                            MARKET            MARKET         PRO FORMA        PRO FORMA
                                                            TRUST              FUND         ADJUSTMENTS       COMBINED
                                                         ------------      -----------     ------------     ------------
ASSETS
Investments in securities, at value (See
  accompanying portfolio of investments)....             $337,731,474      $38,180,399                      $375,911,873
Cash........................................                      535          124,478                           125,013
Receivables:
     Interest...............................                  872,047              950                           872,997
Other assets................................                    4,591               --                             4,591
                                                         ------------      -----------                      ------------
         Total assets.......................              338,608,647       38,305,827                       376,914,474
                                                         ------------      -----------                      ------------
LIABILITIES
Payables:
     Dividends..............................                  137,061               --                           137,061
     Investment adviser.....................                       --           16,329                            16,329
     Custodian fee..........................                   12,922               --                            12,922
     Other accrued expenses.................                   23,896               --                            23,896
                                                         ------------      -----------                      ------------
         Total liabilities..................                  173,879           16,329                           190,208
                                                         ------------      -----------                      ------------
NET ASSETS..................................              338,434,768       38,289,498                       376,724,266
                                                         ============      ===========                      ============
Net assets consist of:
     Accumulated undistributed net investment
       income...............................                       --      $ 2,640,844      ($2,640,844)(A)           --
     Capital shares.........................             $    338,435               --           38,289 (B)     $376,724
     Additional paid-in capital.............              338,096,333       35,648,654        2,602,555 (B)  376,347,542
                                                         ------------      -----------      -----------     ------------
         Net assets.........................             $338,434,768      $38,289,498      $         0     $376,724,266
                                                         ============      ===========      ===========     ============
Capital shares outstanding..................               33,843,477        3,447,615          381,335       37,672,427
                                                         ------------      -----------      -----------     ------------
Net asset value, offering price and redemption price
     per share..............................             $      10.00           $11.11                            $10.00
                                                         ------------      -----------                      ------------
Investments in securities, at identified cost            $337,731,474      $38,180,399                      $375,911,873
                                                         ============      ===========                      ============

NASL SERIES TRUST - MONEY MARKET TRUST
MANULIFE SERIES FUND - MONEY MARKET FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
--------------------------------------------------------------------------------

                                                                                                                      NASL
                                                                   NASL             MSF                           MONEY MARKET
                                                                  MONEY            MONEY                             TRUST
                                                                  MARKET           MARKET          PRO FORMA        PRO FORMA
                                                                  TRUST             FUND          ADJUSTMENTS       COMBINED
                                                                ----------       ----------       -----------     ------------
Investment Income:
     Interest...............................                    $7,745,941       $1,054,344                        $8,800,285
                                                                ----------       ----------                        ----------
        Total income........................                     7,745,941        1,054,344                         8,800,285
                                                                ----------       ----------                        ----------
Expenses:
     Investment adviser fee.................                       707,737           97,884                           805,621
     Custodian fee..........................                        52,240               --        $   7,225 (C)       59,465
     Audit and legal fees...................                        17,468               --            2,416 (C)       19,884
     Trustees fees and expenses.............                         4,289               --              593 (C)        4,882
     Registration and filing fees...........                         3,898               --              539 (C)        4,437
     Miscellaneous..........................                         4,989               --              690 (C)        5,679
                                                                ----------       ----------        ---------       ----------
        Total expenses......................                       790,621           97,884           11,463          899,968
                                                                ----------       ----------        ---------       ----------
        Net investment income...............                     6,955,320          956,460          (11,463)       7,900,317
                                                                ----------       ----------        ---------       ----------
Realized and unrealized gain (loss) on investments:
     Net realized gain (loss) on
       investment transactions..............                            --               --                                --
     Change in unrealized appreciation (depreciation)
       on investments.......................                            --               --                                --
     Net gain (loss) on investments.........                            --               --                                --
                                                                ----------       ----------                        ----------
        Net increase in net assets resulting
          from operations...................                    $6,955,320       $  956,460        ($11,463)       $7,900,317
                                                                ==========       ==========        ========        ==========

PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS- JUNE 30, 1996
NASL SERIES TRUST - MONEY MARKET TRUST / MANULIFE SERIES FUND -
MONEY MARKET FUND
(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
--------------------------------------------------------------------------------

            Principal Amount                                                                          Value
----------------------------------------                                            -----------------------------------------
   NASL         Manulife         Pro                                                    NASL         Manulife         Pro
  Series         Series         Forma                                                  Series         Series         Forma
   Trust          Fund         Combined              Security Description              Trust           Fund         Combined
----------------------------------------             --------------------           -----------------------------------------
                                            U.S. TREASURY OBLIGATIONS - 7.65%
                                            U.S. TREASURY BILLS - 4.69%
               $8,500,000    $ 8,500,000    4.93% due 08/01/96                                     $ 8,463,915    $ 8,463,915
                6,000,000      6,000,000    4.98% due 08/01/96                                       5,974,270      5,974,270
                3,200,000      3,200,000    5.01% due 08/01/96                                       3,186,195      3,186,195
                                                                                    .........................................
                                                                                                    17,624,380     17,624,380
                                                                                    .........................................
                                            U.S. TREASURY NOTES - 2.96%
$11,000,000                   11,000,000    7.50% due 01/31/97                      $11,145,949                    11,145,949
                                                                                    .........................................
                                            TOTAL U.S. TREASURY OBLIGATIONS          11,145,949     17,624,380     28,770,329
                                                                                    -----------------------------------------
                                            U.S. GOVERNMENT AGENCY AND
                                            MORTGAGE-BACKED OBLIGATIONS - 8.61%
                                            FEDERAL HOME LOAN BANK - 0.91%
                3,440,000      3,440,000    5.18% due 07/17/96                                       3,432,081      3,432,081
                                                                                    .........................................
                                            FEDERAL FARM CREDIT BANK - 2.13%
  8,000,000                    8,000,000    5.24% due 09/28/98                        7,989,659                     7,989,659
                                                                                    .........................................
                                            FEDERAL HOME LOAN MORTGAGE
                                            CORPORATION - 0.41%
                1,550,000      1,550,000    5.17% due 07/16/96                                       1,546,661      1,546,661
                                                                                    .........................................
                                            FEDERAL NATIONAL MORTGAGE
                                            ASSOCIATION - 0.66%
                1,200,000      1,200,000    5.20% due 07/12/96                                       1,198,093      1,198,093
                1,290,000      1,290,000    5.20% due 07/18/96                                       1,286,832
                                                                                                                    1,286,832
                                                                                    .........................................
                                                                                                     2,484,925      2,484,925
                                                                                    .........................................
                                            STUDENT LOAN MARKETING ASSOCIATION
                                            - 4.50%
  9,000,000                    9,000,000    5.41% due 09/28/98                        9,000,000                     9,000,000
  7,900,000                    7,900,000    5.44% due 02/22/99                        7,900,679                     7,900,679
                                                                                    .........................................
                                                                                     16,900,679                    16,900,679
                                                                                    .........................................
                                            TOTAL U.S. GOVERNMENT
                                            AND AGENCY OBLIGATIONS                   24,890,338      7,463,667     32,354,005
                                                                                    -----------------------------------------
                                            FOREIGN GOVERNMENT AGENCY
                                            OBLIGATIONS - 3.11%
                                            CANADIAN GOVERNMENT - 3.11%
                                            Canadian Wheat Board,
  1,000,000                    1,000,000      5.35% due 07/10/96                        998,662                       998,662
                                            CIT Group Holdings, Incorporated,
                1,700,000      1,700,000      5.27% due 07/05/96                                     1,699,005      1,699,005
                                            Export Development Corporation,
                  839,000        839,000      5.25% due 07/08/96                                       838,144        838,144
                                            Her Majesty In Right of Canada,
                  900,000        900,000      5.22% due 08/15/96                                       894,127        894,127
                5,000,000      5,000,000      5.25% due 07/10/96                                     4,993,437      4,993,437
                2,270,000      2,270,000      5.35% due 07/08/96                                     2,267,639      2,267,639
                                                                                    .........................................
                                            TOTAL FOREIGN GOVERNMENT
                                            AGENCY OBLIGATIONS                          998,662     10,692,352     11,691,014
                                                                                    -----------------------------------------

PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS - JUNE 30, 1996
NASL SERIES TRUST - MONEY MARKET TRUST / MANULIFE SERIES FUND -
MONEY MARKET FUND
(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
--------------------------------------------------------------------------------

            Principal Amount                                                                             Value
--------------------------------------                                                    -------------------------------------
    NASL       Manulife        Pro                                                           NASL       Manulife        Pro
   Series       Series        Forma                                                         Series       Series        Forma
   Trust         Fund        Combined              Security Description                     Trust         Fund        Combined
--------------------------------------             --------------------                   -------------------------------------
                                          COMMERCIAL PAPER - 79.93%
                                          American Home Products
$10,000,000                $10,000,000      Corporation, 5.40% due 08/13/96               $ 9,935,500               $ 9,935,500
                                          Assets Securitization Cooperative
 10,000,000                 10,000,000      Corporation, 5.41% due 07/29/96                 9,957,922                 9,957,922
                                          Associates Corporation of North
  8,000,000                  8,000,000      America, 5.40% due 08/27/97                     7,931,600                 7,931,600
                                          Banco Bilbao Vizcaya Financial, Incorporated
  4,500,000                  4,500,000      5.33% due 08/07/96                              4,475,349                 4,475,349
                                          Bank of Tokyo-Mitsubishi,
  4,000,000                  4,000,000      5.52% due 09/09/96                              4,000,127                 4,000,127
                                          BCI Funding Corporation,
  7,000,000                  7,000,000      5.34% due 08/02/96                              6,966,773                 6,966,773
 11,000,000                 11,000,000    BHF Finance, Incorporated                        10,986,947                10,986,947
                                            5.34% due 07/09/96
                                          Centric Funding Corporation,
  4,000,000                  4,000,000      5.30% due 08/01/96                              3,981,744                 3,981,744
  7,000,000                  7,000,000      5.35% due 07/17/96                              6,983,355                 6,983,355
                                          Chrysler Financial Corporation,
 10,000,000                 10,000,000      5.30% due 07/03/96                              9,998,528                 9,998,528
 10,000,000                 10,000,000    CIESCO LP, 5.33% due 07/17/96                     9,976,311                 9,976,311
                                          Clipper Receivables Corporation,
 10,400,000                 10,400,000      5.40% due 07/23/96                             10,365,680                10,365,680
                                          The Coca-Cola Enterprises, Incorporated,
  7,000,000                  7,000,000      5.35% due 07/22/96                              6,978,154                 6,978,154
                                          Corestates Capital Corporation,
  4,000,000                  4,000,000      5.42% due 11/01/96                              4,000,000                 4,000,000
                                          Enterprise Funding Corporation,
  2,177,000                  2,177,000      5.31% due 07/01/96                              2,177,000                 2,177,000
  8,000,000                  8,000,000      5.41% due 07/24/96                              7,972,349                 7,972,349
                                          First National Bank of Boston,
  1,000,000                  1,000,000      5.10% due 07/22/96                                997,025                   997,025
                                          Ford Motor Credit Company,
 11,000,000                 11,000,000      5.25% due 08/01/96                             10,950,271                10,950,271
                                          General Motors Acceptance Corporation,
 10,500,000                 10,500,000      5.45% due 11/08/96                             10,293,354                10,293,354
                                          Government Development for Puerto Rico,
  5,000,000                  5,000,000      5.40% due 07/01/96                              5,000,000                 5,000,000
  5,000,000                  5,000,000      5.40% due 07/12/96                              4,991,750                 4,991,750
                                          Hitachi America, Ltd.,
  1,945,000                  1,945,000      5.34% due 10/07/96                              1,916,726                 1,916,726
  1,000,000                  1,000,000      5.34% due 10/09/96                                985,167                   985,167
                                          Lockheed Martin Corporation,
  3,000,000                  3,000,000      5.50% due 07/08/96                              2,996,792                 2,996,792
                                          Mont Blanc Capital Corporation,
  4,000,000                  4,000,000      5.40% due 07/10/96                              3,994,600                 3,994,600
 10,000,000                 10,000,000    Motorola Incorporated, 5.35% due 07/22/96         9,968,792                 9,968,792
  4,000,000                  4,000,000    New Center Asset Trust, 5.27% due 09/26/96        3,949,057                 3,949,057
                                          Peoples Security Life Insurance,
 10,000,000                 10,000,000      Incorporated, 5.58% due 08/20/96               10,000,000                10,000,000
                                          Pitney Bowes Credit Corporation,
  6,000,000                  6,000,000      5.35% due 07/09/96                              5,992,867                 5,992,867

PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS - JUNE 30, 1996
NASL SERIES TRUST - MONEY MARKET TRUST / MANULIFE SERIES FUND -
MONEY MARKET FUND
(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
--------------------------------------------------------------------------------

            Principal Amount                                                                                Value
-----------------------------------------                                                 ------------------------------------------
    NASL        Manulife        Pro                                                            NASL        Manulife          Pro
   Series        Series        Forma                                                          Series        Series          Forma
    Trust         Fund        Combined                 Security Description                   Trust         Fund           Combined
-----------------------------------------              --------------------               ------------------------------------------
                                            COMMERCIAL PAPER - continued
                                            PNC Funding Corporation,
$10,000,000                  $10,000,000      5.377% due 01/06/97                         $  9,995,979                  $  9,995,979
  2,800,000                    2,800,000    Praxair, Incorporated, 5.55% due 08/09/96        2,783,165                     2,783,165
                                            Province of British Columbia,
  2,000,000                    2,000,000      5.33% due 12/20/96                             1,949,069                     1,949,069
  9,000,000                    9,000,000      5.36% due 10/29/96                             8,839,200                     8,839,200
  3,000,000                    3,000,000    Ranger Funding, 5.30% due 08/02/96               2,985,867                     2,985,867
                                            Sears Roebuck Acceptance
  8,000,000                    8,000,000      Corporation, 5.41% due 08/19/96                7,941,091                     7,941,091
                                            Smith Barney Shearson, Incorporated,
  7,000,000                    7,000,000      5.40% due 07/25/96                             6,974,800                     6,974,800
  8,000,000                    8,000,000    SMM Trust, 5.55% due 11/15/96                    8,000,000                     8,000,000
  3,000,000                    3,000,000    SouthTrust Bank, 5.45% due 10/04/96              2,999,395                     2,999,395
                                            SunTrust Banks, Incorporated,
  5,000,000                    5,000,000      5.25% due 09/03/96                             4,953,333                     4,953,333
                                            Supervalu, Incorporated,
  2,600,000                    2,600,000      5.50% due 07/01/96                             2,600,000                     2,600,000
 11,000,000                   11,000,000    Toshiba America, 5.33% due 10/01/96             10,850,168                    10,850,168
                                            Travelers Insurance Company,
  6,000,000                    6,000,000      5.57% due 08/31/96                             6,000,000                     6,000,000
                                            Virginia Electric & Power Company,
 10,000,000                   10,000,000      5.40% due 07/31/96                             9,955,000                     9,955,000
                                            Westpac Banking Company,
  9,000,000                    9,000,000      5.23% due 07/31/96                             9,000,000                     9,000,000
                                            Westpac Capital Corporation,
  2,000,000                    2,000,000      5.28% due 09/05/96                             1,980,640                     1,980,640
                                            Whirlpool Financial Corporation,
 10,000,000                   10,000,000      5.40% due 07/30/96                             9,956,500                     9,956,500
                                            Zeneca Wilmington Company,
  4,000,000                    4,000,000      5.41% due 07/17/96                             3,990,578                     3,990,578
                                                                                          ..........................................
                                            TOTAL COMMERCIAL PAPER                         300,478,525                   300,478,525
                                                                                          ------------------------------------------
                                            REPURCHASE AGREEMENTS - 0.70%
    218,000                      218,000    Repurchase Agreement with Shearson Lehman
                                            dated 06/28/96 at 5.47%, to be repurchased
                                            at $218,099 on 07/01/96, collateralized by
                                            $1,115,000 U.S Treasury STRIPS, 7.13% due
                                            11/15/18 (valued at $255,125 including
                                            interest)                                         218,000                       218,000

               $2,400,000      2,400,000    Repurchase Agreement with State Street
                                            Bank & Trust Company dated 06/28/96 at
                                            4.75%, to be repurchased at $2,400,950 on
                                            07/01/96, collateralized by $2,450,000
                                            FHLMC, 5.00% due 05/15/14 (valued at
                                            $2,465,312 including interest)                                $ 2,400,000      2,400,000
                                                                                          ..........................................
                                            TOTAL REPURCHASE AGREEMENTS                        218,000      2,400,000      2,618,000
                                                                                          ------------------------------------------
                                            TOTAL INVESTMENTS                             $337,731,474    $38,180,399   $375,911,873
                                                                                          ============    ===========   ============

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1. BASIS OF COMBINATION. The Pro Forma Combining Schedule of Portfolio Investments, the Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the NASL Series Trust Money Market Trust ("NASL Money Market"), one of seventeen investment portfolios offered by the NASL Series Trust (the "Trust") and the Manulife Series Fund Money Market Fund ("MSF Money Market"), one of nine investment portfolios offered by the Manulife Series Fund, Inc. (the "Fund") for the six months ended June 30, 1996. These statements have been derived from the books and records of each portfolio utilized in calculating daily net asset value at June 30, 1996.

The Pro Forma statements reflect the proposed transfer of the assets and liabilities of MSF Money Market in exchange for shares of NASL Money Market. Under generally accepted accounting principles ("GAAP"), the NASL Money Market will be the surviving entity for accounting purposes. The Pro Forma financial statements have been adjusted to reflect the anticipated fee arrangements for the surviving entity and do not reflect the expenses of either portfolio in carrying out its obligations under the Agreement and Plan of Reorganization.

The Pro Forma Combining Schedule of Portfolio Investments, Statement of Assets and Liabilities and Statement of Operations should be read in conjunction with the historical financial statements of NASL Money Market and MSF Money Market incorporated by reference in the Statement of Additional Information.

NASL Financial Services, Inc. ("NASL Financial"), a wholly-owned subsidiary of North American Security Life ("Security Life"), serves as investment adviser to NASL Money Market for which it receives a fee for services, computed daily and paid monthly, at the annual rate 0.50% of the average daily net assets of NASL Money Market. Security Life is controlled by The Manufacturers Life Insurance Company ("Manulife Financial"), a mutual life insurance company based in Toronto, Canada.

Manufacturers Adviser Corporation ("MAC"), a wholly-owned subsidiary of The Manufacturers Life Insurance Company of America, which in turn is a wholly-owned subsidiary of The Manulife Reinsurance Corporation (USA)("MRC"), serves as investment adviser to MSF Money Market for which it receives a fee for services, computed daily and paid monthly, at an annual rate of 0.50% of the average daily net assets of MSF Money Market. MRC is a life insurance holding company organized in 1983 under Michigan law and is a wholly-owned subsidiary of Manulife Financial.

Pro Forma Adjustments:
---------------------

(A) Adjustment to reflect reinvestment of undistributed net investment income.
(B) Adjustment to reflect amount allocated to capital shares ($0.01 par value) for shares issued to MSF Money Market Fund in reorganization.
(C) Adjustment to reflect change in MSF Money Market Fund expense structure due to reorganization calculated based upon average net assets.

2. SIGNIFICANT ACCOUNTING POLICIES. The policies described below are followed by the Trust in the preparation of the financial statements for its portfolios in conformity with generally accepted accounting principles ("GAAP").

SECURITY VALUATION. Securities held by NASL Money Market with remaining maturities of 60 days or less are valued on an amortized cost basis or at original cost plus accrued interest, both of which approximate current market value.

SECURITIES LENDING. The Trust may lend securities in amounts up to 33 1/3% of its total non-cash assets to brokers, dealers and other financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, marked to market to the value of the loaned securities on a daily basis. The Trust may bear the risk of delay in recovery of, or even of rights in, the securities loaned should the borrower of the securities fail financially. Consequently, loans of portfolio securities will only be made to firms deemed by the subadvisers to be creditworthy. The Trust receives compensation for lending its securities either in the form of fees or by retaining a portion of interest on the investment of any cash received as collateral. Income generated from the investment of cash collateral is included as interest income in the Statement of Operations. All collateral received will be in an amount equal to at least 100% of the market value of the loaned securities and must be maintained at that level during the period of the loan. During the loan period, the fund continues to retain rights of ownership, including dividends and interest of the loaned securities.

FEDERAL INCOME TAXES. The Trust's policy is to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required. Each portfolio of the Trust is treated as a separate taxpayer for federal income tax purposes.

DISTRIBUTION OF INCOME AND GAINS. All of the net investment income of NASL Money Market is declared as a dividend to shareholders of record as of the close of business each day and is reinvested daily. During any particular year, net realized gains from investment transactions of each portfolio, in excess of available capital loss carryforwards of each portfolio would be taxable to such portfolio if not distributed. Therefore, each portfolio of the Trust intends to distribute all of its investment company taxable income and any net realized capital gains in order to avoid federal income tax. Each portfolio of the Trust is exempt from federal excise tax. Net investment income is reported in the accompanying statements under GAAP. The Trust's distributions are based on income amounts determined in accordance with federal income tax regulations. Overdistributions of net investment income as determined in accordance with GAAP have been presented in the financial statements as distributions in excess of net investment income. Net investment income and net realized gains differ for financial statement and tax purposes due to distributions in accordance with income tax regulations which may differ from GAAP: marking-to-market of certain financial instruments, the deferral of certain losses for tax purposes and the treatment of currency gains or losses. As a result, the character of distributions made during the year from net investment income may differ from its ultimate characterization for tax purposes.

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS - CONTINUED
--------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

EXPENSE ALLOCATION. Expenses not directly attributable to a particular portfolio are allocated based on the relative share of net assets of each portfolio for the time during which the expense was incurred.

REPURCHASE AGREEMENTS. Each portfolio of the Trust may enter into repurchase agreements. When a portfolio enters into a repurchase agreement through its custodian, it receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value is 102% of the repurchase amount. Each portfolio will take constructive receipt of all securities underlying the repurchase agreements it has entered into until such agreements expire. If the seller defaults, a portfolio would suffer a loss to the extent that proceeds from the sale of underlying securities were less than the repurchase amount.

CAPITAL ACCOUNTS. The Trust reports the accumulated undistributed net investment income (loss) and accumulated undistributed net realized gain (loss) accounts on a basis approximating amounts available for future tax distributions (or to offset future taxable realized gains when a capital loss carryforward is available). Accordingly, each portfolio of the Trust may periodically make reclassifications among certain capital accounts without impacting the net asset value.

OTHER. Investment security transactions are accounted for on a trade date plus one basis. Interest income is accrued as earned. Dividend income and distributions to shareholders are recorded on the ex-dividend date. All original issue discounts are accreted for financial and tax reporting purposes. The Trust uses the First In, First Out method for determining realized gain or loss on investments for both financial and federal income tax reporting purposes. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities. Actual results may differ from these estimates.

3. CAPITAL SHARES. The Pro Forma net asset value per share assumes the issuance of shares of NASL Money Market which would have been issued at June 30, 1996 had the proposed reorganization taken place on such date. The amount of additional shares assumed to be issued was calculated based on the per share net asset value of NASL Money Market ($10.00).

NASL SERIES TRUST - COMMON STOCK TRUST
MANULIFE SERIES FUND - COMMON STOCK FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                            NASL
                                                                      MSF                                  COMMON
                                                                    COMMON                               STOCK TRUST
                                                                    STOCK               PRO FORMA         PRO FORMA
                                                                     FUND              ADJUSTMENTS        COMBINED
                                                                  -----------          -----------       -----------
ASSETS
Investments in securities, at value..............                 $76,128,531                            $76,128,531
Cash.............................................                      78,149                                 78,149
Receivables:
     Investments sold............................                     515,797                                515,797
     Interest....................................                     127,639                                127,639
                                                                  -----------                            -----------
         Total assets............................                  76,850,116                             76,850,116
                                                                  -----------                            -----------
LIABILITIES
Payables:
     Investments purchased.......................                     787,207                                787,207
     Investment adviser..........................                      30,811                                 30,811
                                                                  -----------                            -----------
         Total liabilities.......................                     818,018                                818,018
                                                                  -----------                            -----------
NET ASSETS.......................................                 $76,032,098                            $76,032,098
                                                                  ===========                            ===========
Net assets consist of:
     Accumulated undistributed net investment income              $ 1,463,845                            $ 1,463,845
     Accumulated undistributed net realized gain
       on investments............................                   6,472,576                              6,472,576
     Unrealized appreciation on investments......                   8,725,515                              8,725,515
     Capital shares..............................                          --             40,595 (A)          40,595
     Additional paid-in capital..................                  59,370,162            (40,595)(A)      59,329,567
                                                                  -----------            -------         -----------
         Net assets..............................                 $76,032,098                            $76,032,098
                                                                  ===========                            ===========
Capital shares outstanding.......................                   4,059,539                              4,059,539
                                                                  -----------                            -----------
Net asset value, offering price and redemption price
     per share...................................                      $18.73                                 $18.73
                                                                  -----------                            -----------
Investments in securities, at identified cost....                 $67,403,016                            $67,403,016
                                                                  ===========                            ===========

NASL SERIES TRUST - COMMON STOCK TRUST
MANULIFE SERIES FUND - COMMON STOCK FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
--------------------------------------------------------------------------------

                                                                                                             NASL
                                                                       MSF                                  COMMON
                                                                     COMMON                               STOCK TRUST
                                                                      STOCK              PRO FORMA         PRO FORMA
                                                                      FUND              ADJUSTMENTS        COMBINED
                                                                   -----------          -----------       -----------
Investment Income:
     Interest....................................                  $   151,112                             $  151,112
     Dividends...................................                      650,953                                650,953
                                                                   -----------                             ----------
        Total income.............................                      802,065                                802,065
                                                                   -----------                             ----------
Expenses:
     Investment adviser fee......................                      172,981            $69,192(B)       $  242,173
     Custodian fee...............................                           --             14,125(B)           14,125
     Audit and legal fees........................                           --              4,274(B)            4,274
     Trustees fees and expenses..................                           --              1,041(B)            1,041
     Registration and filing fees................                           --                795(B)              795
     Miscellaneous...............................                           --                523(B)              523
                                                                   -----------            -------          ----------
     Expenses before reimbursement
       by adviser................................                      172,981             89,950             262,931
                                                                   -----------            -------          ----------
     Reimbursement of expenses by adviser........                           --             89,950(C)           89,950
                                                                   -----------            -------          ----------
        Net expenses.............................                      172,981                                172,981
                                                                   -----------                             ----------
        Net investment income....................                      629,084                                629,084
                                                                   -----------                             ----------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions...................                    4,965,989                              4,965,989
     Change in unrealized appreciation
       on investments............................                        4,889                                  4,889
     Net gain on investments.....................                    4,970,878                              4,970,878
                                                                   -----------                             ----------
        Net increase in net assets resulting
          from operations........................                  $5, 599,962                             $5,599,962
                                                                   ===========                             ==========

NASL SERIES TRUST - PACIFIC RIM EMERGING MARKETS TRUST
MANULIFE SERIES FUND - PACIFIC RIM EMERGING MARKETS FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                            NASL
                                                                     MSF                                 PACIFIC RIM
                                                                  PACIFIC RIM                          EMERGING MARKETS
                                                                   EMERGING             PRO FORMA         PRO FORMA
                                                                 MARKETS FUND          ADJUSTMENTS         COMBINED
                                                                 ------------          -----------     ----------------
ASSETS
Investments in securities, at value..............                 $17,814,408                            $17,814,408
Cash.............................................                          23                                     23
Foreign currency (cost: $2,009,700)..............                   2,008,640                              2,008,640
Receivables:
     Investments sold............................                      20,272                                 20,272
     Interest....................................                      51,679                                 51,679
                                                                  -----------                            -----------
         Total assets............................                  19,895,022                             19,895,022
                                                                  -----------                            -----------
LIABILITIES

Payables:
     Investments purchased.......................                     240,472                                240,472
     Investment adviser..........................                      23,723                                 23,723
     Dividend and interest withholding tax.......                       4,244                                  4,244
                                                                  -----------                            -----------
         Total liabilities.......................                     268,439                                268,439
                                                                  -----------                            -----------
NET ASSETS.......................................                  19,626,583                             19,626,583
                                                                  ===========                            ===========
Net assets consist of:

     Accumulated undistributed net investment income                 $105,491                               $105,491
     Accumulated undistributed net realized gain
       on investments............................                     431,405                                431,405
     Unrealized appreciation (depreciation) on:
       Investments...............................                   1,057,239                              1,057,239
       Foreign currency and forward foreign currency contracts           (963)                                  (963)
     Capital shares..............................                          --             17,708 (A)          17,708
     Additional paid-in capital..................                  18,033,411            (17,708)(A)      18,015,703
                                                                  -----------            -------         -----------
         Net assets..............................                 $19,626,583                            $19,626,583
                                                                  ===========                            ===========
Capital shares outstanding.......................                   1,770,794                              1,770,794
                                                                  -----------                            -----------
Net asset value, offering price and redemption price
     per share...................................                      $11.08                                 $11.08
                                                                  -----------                            -----------
Investments in securities, at identified cost....                 $16,757,169                            $16,757,169
                                                                  ===========                            ===========

NASL SERIES TRUST - PACIFIC RIM EMERGING MARKETS TRUST
MANULIFE SERIES FUND - PACIFIC RIM EMERGING MARKETS FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
--------------------------------------------------------------------------------

                                                                                                               NASL
                                                                                                           PACIFIC RIM
                                                                         MSF                                 EMERGING
                                                                    PACIFIC RIM                            MARKETS PRO
                                                                      EMERGING           PRO FORMA            FORMA
                                                                    MARKETS FUND        ADJUSTMENTS          COMBINED
                                                                    ------------        -----------        ------------
Investment Income:
     Interest (Net of $105 withholding tax)......                     $ 79,854                               $ 79,854
     Dividends (Net of $12,535 withholding tax)..                      148,867                                148,867
                                                                      --------                               --------
        Total income.............................                      228,721                                228,721
                                                                      --------                               --------
Expenses:
     Investment adviser fee......................                       70,055                                 70,055
     Custodian fee...............................                           --           $ 21,670 (B)          21,670
     Audit and legal fees........................                           --              1,944 (B)           1,944
     Trustees fees and expenses..................                           --                443 (B)             443
     Registration and filing fees................                           --                398 (B)             398
     Miscellaneous...............................                           --                272 (B)             272
     General expenses............................                       53,572            (53,572)(B)              --
                                                                      --------           --------            --------
        Total expenses...........................                      123,627            (28,845)             94,782
                                                                      --------           --------            --------
        Net investment income....................                      105,094             28,845             133,939
                                                                      --------           --------            --------
Realized and unrealized gain (loss) on
 investments and foreign currency:
     Net realized gain (loss) on:
       Investment transactions...................                      496,780                                496,780
       Foreign currency and forward foreign
         currency contracts......................                      (75,880)                               (75,880)
     Change in unrealized appreciation (depreciation) on:
       Investment transactions...................                      432,559                                432,559
       Translation of foreign currency and forward foreign
         currency contracts......................                       (1,336)                                (1,336)
     Net gain on investments and foreign currency                      852,123                                852,123
                                                                      --------                               --------
        Net increase in net assets resulting
          from operations........................                     $957,217           $ 28,845            $986,062
                                                                      ========           ========            ========

NASL SERIES TRUST - REAL ESTATE SECURITIES TRUST
MANULIFE SERIES FUND - REAL ESTATE SECURITIES FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                                       NASL
                                                                                                    REAL ESTATE
                                                                MSF                                 SECURITIES
                                                            REAL ESTATE                                TRUST
                                                             SECURITIES          PRO FORMA           PRO FORMA
                                                                FUND            ADJUSTMENTS          COMBINED
ASSETS                                                      -------------       -------------      -------------

Investments in securities, at value..............            $55,797,294                            $55,797,294
Cash.............................................                 70,145                                 70,145

Receivables:

     Investments sold............................              2,199,964                              2,199,964
     Interest....................................                271,617                                271,617
                                                             -----------                            -----------
         Total assets............................             58,339,020                             58,339,020
                                                             -----------                            -----------
LIABILITIES

Payables:

     Investments purchased.......................              1,455,685                              1,455,685
     Investment adviser..........................                 22,972                                 22,972
                                                             -----------                            -----------
         Total liabilities.......................              1,478,657                              1,478,657
                                                             -----------                            -----------
NET ASSETS.......................................            $56,860,363                            $56,860,363
                                                             ===========                            ===========

Net assets consist of:

     Accumulated undistributed net investment
       income....................................             $3,697,651                             $3,697,651
     Accumulated undistributed net realized gain
       on investments............................              2,721,627                              2,721,627
     Unrealized appreciation (depreciation)
       on investments............................              1,610,235                              1,610,235
     Capital shares..............................                     --             35,507 (A)          35,507
     Additional paid-in capital..................             48,830,850            (35,507)(A)      48,795,343
                                                             -----------            -------         -----------
         Net assets..............................            $56,860,363                            $56,860,363
                                                             ===========                            ===========

Capital shares outstanding.......................              3,550,678                              3,550,678
                                                             -----------                            -----------
Net asset value, offering price and redemption price
     per share...................................                 $16.01                                 $16.01
                                                                  ======                                 ======
Investments in securities, at identified cost....            $54,187,059                            $54,187,059
                                                             ===========                            ===========

NASL SERIES TRUST - REAL ESTATE SECURITIES TRUST
MANULIFE SERIES FUND- REAL ESTATE SECURITIES FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (Unaudited)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
------------------------------------------------------------------------------

                                                                                                                      NASL
                                                                                MSF                                REAL ESTATE
                                                                            REAL ESTATE                            SECURITIES
                                                                            SECURITIES          PRO FORMA           TRUST PRO
                                                                               FUND            ADJUSTMENTS            FORMA
                                                                                                                    COMBINED
                                                                           --------------      -------------      --------------

Investment Income:

     Interest....................................                            $   91,455                             $   91,455
     Dividends...................................                             1,374,851                              1,374,851
                                                                             ----------                             ----------
        Total income.............................                             1,466,306                              1,466,306
                                                                             ----------                             ----------
Expenses:

     Investment adviser fee......................                               134,516            $53,806(B)          188,322
     Custodian fee...............................                                 -----             18,307(B)           18,307
     Audit and legal fees........................                                 -----              5,539(B)            5,539
     Trustees fees and expenses..................                                 -----              1,349(B)            1,349
     Registration and filing fees................                                 -----              1,031(B)            1,031
     Miscellaneous...............................                                 -----                678(B)              678
                                                                             ----------            -------          ----------
     Expenses before reimbursement
       by adviser................................                               134,516             80,710             215,226
                                                                             ----------            -------          ----------
     Reimbursement of expenses by adviser........                                 -----             80,710(C)           80,710
                                                                             ----------            -------          ----------
        Net expenses.............................                               134,516                                134,516
                                                                             ----------                             ----------
        Net investment income....................                             1,331,790                              1,331,790
                                                                             ----------                             ----------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions...................                             1,881,741                              1,881,741
     Change in unrealized appreciation (depreciation)
       on investments............................                                 9,993                                  9,993

     Net gain on investments.....................                             1,891,734                              1,891,734
                                                                             ----------                             ----------
        Net increase in net assets resulting
          from operations........................                            $3,223,524                             $3,223,524
                                                                             ==========                             ==========

NASL SERIES TRUST - CAPITAL GROWTH BOND TRUST
MANULIFE SERIES FUND - CAPITAL GROWTH BOND FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
------------------------------------------------------------------------------

                                                                                                                 NASL
                                                                          MSF                              CAPITAL GROWTH
                                                                        CAPITAL                               BOND TRUST
                                                                         GROWTH            PRO FORMA          PRO FORMA
                                                                       BOND FUND          ADJUSTMENTS          COMBINED
                                                                      -------------       -------------     ---------------

ASSETS

Investments in securities, at value..............                     $40,621,944                            $40,621,944
Cash.............................................                          74,833                                 74,833
Receivables:
     Interest....................................                         649,655                                649,655
                                                                      -----------                            -----------
         Total assets............................                      41,346,432                             41,346,432
                                                                      -----------                            -----------
LIABILITIES

Payables:

     Investment adviser..........................                          17,168                                 17,168
                                                                      -----------                            -----------
         Total liabilities.......................                          17,168                                 17,168
                                                                      -----------                            -----------

NET ASSETS.......................................                      41,329,264                             41,329,264
                                                                      ===========                            ===========
Net assets consist of:
     Accumulated undistributed net investment
       income ...................................                      $1,294,996                             $1,294,996
     Accumulated undistributed net realized loss
       on investments............................                      (1,262,470)                            (1,262,470)
     Unrealized depreciation on investments......                         (70,549)                               (70,549)
     Capital shares..............................                              --             37,442 (A)          37,442
     Additional paid-in capital..................                      41,367,287            (37,442)(A)      41,329,845
                                                                      -----------            -------         -----------
         Net assets..............................                     $41,329,264                            $41,329,264
                                                                      ===========                            ===========

Capital shares outstanding.......................                       3,744,236                              3,744,236
                                                                      -----------                            -----------
Net asset value, offering price and redemption price
     per share...................................                          $11.04                                 $11.04
                                                                           ======                                 ======

Investments in securities, at identified cost....                     $40,692,493                            $40,692,493
                                                                      ===========                            ===========

NASL SERIES TRUST - CAPITAL GROWTH BOND TRUST
MANULIFE SERIES FUND - CAPITAL GROWTH BOND FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
------------------------------------------------------------------------------

                                                                                                            NASL
                                                                       MSF                              CAPITAL GROWTH
                                                                     CAPITAL                              BOND TRUST
                                                                     GROWTH            PRO FORMA           PRO FORMA
                                                                    BOND FUND         ADJUSTMENTS           COMBINED
                                                                   -------------      -------------      --------------

Investment Income:

     Interest....................................                   $1,398,946                             $1,398,946
                                                                    ----------                             ----------

        Total income.............................                    1,398,946                              1,398,946
                                                                    ----------                             ----------

Expenses:

     Investment adviser fee......................                      105,547            $31,664(B)          137,211
     Custodian fee...............................                           --             14,364(B)           14,364
     Audit and legal fees........................                           --              4,346(B)            4,346
     Trustees fees and expenses..................                           --              1,058(B)            1,058
     Registration and filing fees................                           --                809(B)              809
     Miscellaneous...............................                           --                532(B)              532
                                                                    ----------            -------          ----------
     Expenses before reimbursement
       by adviser................................                      105,547             52,773             158,320
                                                                    ----------            -------          ----------
     Reimbursement of expenses by adviser........                           --             52,773(C)           52,773
                                                                    ----------            -------          ----------
        Net expenses.............................                      105,547                                105,547
                                                                    ----------                             ----------
        Net investment income....................                    1,293,399                              1,293,399
                                                                    ----------                             ----------
Realized and unrealized gain (loss) on investments:

     Net realized loss on
       investment transactions...................                     (202,432)                              (202,432)
     Change in unrealized depreciation
       on investments............................                   (2,083,239)                            (2,083,239)

     Net loss on investments.....................                   (2,285,671)                            (2,285,671)
                                                                    ----------                             ----------
        Net decrease in net assets resulting
          from operations........................                    ($992,272)                             ($992,272)
                                                                    ==========                             ==========

NASL SERIES TRUST - EQUITY INDEX TRUST
MANULIFE SERIES FUND - EQUITY INDEX FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
------------------------------------------------------------------------------

                                                                                                                    NASL
                                                                                                                EQUITY INDEX
                                                                              MSF                                   TRUST
                                                                         EQUITY INDEX         PRO FORMA           PRO FORMA
                                                                             FUND            ADJUSTMENTS          COMBINED
                                                                         --------------      -------------      --------------

ASSETS

Investments in securities, at value..............                          $2,408,849                             $2,408,849
Cash.............................................                              70,910                                 70,910
Receivables:
     Variation margin for open futures contracts.                              13,200                                 13,200
     Interest....................................                                 794                                    794
                                                                           ----------                             ----------
         Total assets............................                           2,493,753                              2,493,753
                                                                           ----------                             ----------

LIABILITIES

Payables:
     Investment adviser..........................                                726                                    726
                                                                           ----------                             ----------
         Total liabilities.......................                                726                                    726
                                                                           ----------                             ----------

NET ASSETS.......................................                           2,493,027                             2,493,027
                                                                           ==========                             ==========

Net assets consist of:
     Accumulated undistributed net investment
      income.....................................                          $   20,867                            $   20,867
     Accumulated undistributed net realized gain
      on investments.............................                               5,943                                 5,943
     Unrealized appreciation (depreciation) on:
       Investments...............................                                 118                                   118
       Futures contracts.........................                              16,455                                16,455
     Capital shares..............................                                  --              2,404 (A)          2,404
     Additional paid-in capital..................                           2,449,644             (2,404)(A)      2,447,240
                                                                           ----------             ------         ----------

         Net assets..............................                          $2,493,027                            $2,493,027
                                                                           ==========                            ==========

Capital shares outstanding.......................                             240,388                                240,388
                                                                           ----------                             ----------
Net asset value, offering price and redemption price
     per share...................................                              $10.37                                 $10.37
                                                                               ======                                 ======
Investments in securities, at identified cost....                          $2,408,731                             $2,408,731
                                                                           ==========                             ==========

NASL SERIES TRUST - EQUITY INDEX TRUST
MANULIFE SERIES FUND - EQUITY INDEX FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE PERIOD FEBRUARY 14, 1996 (COMMENCEMENT OF OPERATIONS) TO JUNE 30, 1996
--------------------------------------------------------------------------------

                                                                                                                         NASL
                                                                                                                     EQUITY INDEX
                                                                                  MSF                                   TRUST
                                                                              EQUITY INDEX         PRO FORMA          PRO FORMA
                                                                                  FUND            ADJUSTMENTS          COMBINED
                                                                              ------------        -----------        ------------
Investment Income:

     Interest ..............................................................      $22,081                                $22,081
     Dividends .............................................................          596                                    596
                                                                                  -------                                -------

        Total income .......................................................       22,677                                 22,677
                                                                                  -------                                -------

Expenses:

     Investment adviser fee ................................................        1,810                                  1,810
     Custodian fee .........................................................           --           $   915 (B)              915
     Audit and legal fees ..................................................           --               101 (B)              101
     Trustees fees and expenses ............................................           --                24 (B)               24
     Registration and filing fees ..........................................           --                28 (B)               28
     Miscellaneous .........................................................           --                19 (B)               19
                                                                                  -------           -------              -------

        Total expenses .....................................................        1,810             1,087                2,897
                                                                                  -------           -------              -------

        Net investment income ..............................................       20,867            (1,087)              19,780
                                                                                  -------           -------              -------

Realized and unrealized gain (loss)
 on investments and futures contracts:

     Net realized gain on
       futures contracts ...................................................        5,943                                  5,943
     Change in unrealized appreciation (depreciation) on:
       Investment transactions .............................................          118                                    118
       Futures contracts ...................................................       16,455                                 16,455

     Net gain on investments and futures ...................................       22,516                                 22,516
                                                                                  -------                                -------
        Net increase in net assets resulting
          from operations ..................................................      $43,383           ($1,087)             $42,296
                                                                                  =======           =======              =======

NASL SERIES TRUST - INTERNATIONAL STOCK TRUST
MANULIFE SERIES FUND - INTERNATIONAL FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                                                    NASL
                                                                                                                INTERNATIONAL
                                                                              MSF                                STOCK TRUST
                                                                         INTERNATIONAL        PRO FORMA           PRO FORMA
                                                                             FUND            ADJUSTMENTS          COMBINED
                                                                         -------------       -----------        -------------
ASSETS

Investments in securities, at value ..................................    $20,082,817                            $20,082,817
Cash .................................................................            678                                    678
Foreign currency (cost: $6,518,107) ..................................      6,551,938                              6,551,938
Receivables:
     Investments sold ................................................         51,837                                 51,837
     Interest ........................................................         60,323                                 60,323
     Foreign tax withholding reclaim .................................         19,336                                 19,336
                                                                          -----------                            -----------
         Total assets ................................................     26,766,929                             26,766,929
                                                                          -----------                            -----------

LIABILITIES

Payables:

     Investments purchased ...........................................        254,506                                254,506
     Investment adviser ..............................................         28,563                                 28,563
     Dividend and interest withholding tax ...........................          6,608                                  6,608
                                                                          -----------                            -----------

         Total liabilities ...........................................        289,677                                289,677
                                                                          -----------                            -----------

NET ASSETS ...........................................................     26,477,252                             26,477,252
                                                                          ===========                            ===========

Net assets consist of:
     Accumulated undistributed net investment income .................    $   218,925                            $   218,925
     Accumulated undistributed net realized gain
       on investments ................................................        262,255                                262,255
     Unrealized appreciation (depreciation) on:
       Investments ...................................................      1,710,640                              1,710,640
       Foreign currency and forward foreign currency contracts .......         33,537                                 33,537
     Capital shares ..................................................             --             23,595 (A)          23,595
     Additional paid-in capital ......................................     24,251,895            (23,595)(A)      24,228,300
                                                                          -----------            ------          -----------

         Net assets ..................................................    $26,477,252                            $26,477,252
                                                                          ===========                            ===========

Capital shares outstanding ...........................................      2,359,525                              2,359,525
                                                                          -----------                            -----------

Net asset value, offering price and redemption price
     per share .......................................................    $     11.22                            $     11.22
                                                                          -----------                            -----------

Investments in securities, at identified cost ........................    $18,372,177                            $18,372,177
                                                                          ===========                            ===========

NASL SERIES TRUST - INTERNATIONAL STOCK TRUST
MANULIFE SERIES FUND - INTERNATIONAL FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
------------------------------------------------------------------------------

                                                                                                            NASL
                                                                                                        INTERNATIONAL
                                                                           MSF                           STOCK TRUST
                                                                      INTERNATIONAL      PRO FORMA        PRO FORMA
                                                                          FUND          ADJUSTMENTS       COMBINED
                                                                      -------------     -----------     ------------
Investment Income:

     Interest (Net of $211 withholding tax) .......................     $  122,180                        $  122,180
     Dividends (Net of $30,789 withholding tax) ...................        248,188                           248,188
                                                                        ----------                        ----------

        Total income ..............................................        370,368                           370,368
                                                                        ----------                        ----------

Expenses:

     Investment adviser fee .......................................         97,095          $22,846 (B)      119,941
     Custodian fee ................................................             --           20,022 (B)       20,022
     Audit and legal fees .........................................             --            1,796 (B)        1,796
     Trustees fees and expenses ...................................             --              409 (B)          409
     Registration and filing fees .................................             --              367 (B)          367
     Miscellaneous ................................................             --              251 (B)          251
     General expenses .............................................         57,115          (57,115)(B)           --
                                                                        ----------          -------       ----------

        Total expenses ............................................        154,210          (11,424)         142,786
                                                                        ----------          -------       ----------

        Net investment income .....................................        216,158           11,424          227,582
                                                                        ----------          -------       ----------

Realized and unrealized gain (loss) on
 investments and foreign currency:

     Net realized gain (loss) on:
       Investment transactions ....................................        534,044                           534,044
       Foreign currency and forward foreign
         currency contracts .......................................       (215,423)                         (215,423)
     Change in unrealized appreciation (depreciation) on:
       Investment transactions ....................................        540,566                           540,566
      Translation of foreign currency and forward foreign
         currency contracts .......................................         33,131                            33,131

     Net gain on investments and foreign currency .................        892,318                           892,318
                                                                        ----------                        ----------

        Net increase in net assets resulting
          from operations .........................................     $1,108,476          $11,424       $1,119,900
                                                                        ==========          =======       ==========

NASL SERIES TRUST - EMERGING GROWTH TRUST
MANULIFE SERIES FUND - EMERGING GROWTH EQUITY FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
------------------------------------------------------------------------------

                                                                                                                 NASL
                                                                          MSF                                  EMERGING
                                                                        EMERGING                             GROWTH TRUST
                                                                         GROWTH            PRO FORMA          PRO FORMA
                                                                      EQUITY FUND         ADJUSTMENTS          COMBINED
                                                                      -------------       -------------      -------------

ASSETS

Investments in securities, at value ...............................   $188,957,916                           $188,957,916
Cash ..............................................................      1,466,529                              1,466,529
Receivables:
     Investments sold .............................................      1,999,612                              1,999,612
     Interest .....................................................         27,004                                 27,004
                                                                      ------------                           ------------
         Total assets .............................................    192,451,061                            192,451,061
                                                                      ------------                           ------------

LIABILITIES

Payables:
     Investments purchased ........................................      1,176,204                              1,176,204
     Investment adviser ...........................................         82,205                                 82,205
                                                                      ------------                           ------------
         Total liabilities ........................................      1,258,409                              1,258,409
                                                                      ------------                           ------------

NET ASSETS ........................................................   $191,192,652                           $191,192,652
                                                                      ============                           ============

Net assets consist of:
     Accumulated undistributed net investment income ..............   $    215,889                           $    215,889
     Accumulated undistributed net realized gain
       on investments .............................................     33,822,586                             33,822,586
     Unrealized appreciation (depreciation) on investments ........      8,500,393                              8,500,393
     Capital shares ...............................................             --             77,296 (A)          77,296
     Additional paid-in capital ...................................    148,653,784            (77,296)(A)     148,576,488
                                                                      ------------             ------        ------------

         Net assets ...............................................   $191,192,652                           $191,192,652
                                                                      ============                           ============

Capital shares outstanding ........................................      7,729,562                              7,729,562
                                                                      ------------                           ------------

Net asset value, offering price and redemption price
     per share ....................................................   $      24.74                           $     24 .74
                                                                      ------------                           ------------

Investments in securities, at identified cost .....................   $180,457,523                           $180,457,523
                                                                      ============                           ============

NASL SERIES TRUST - EMERGING GROWTH TRUST
MANULIFE SERIES FUND - EMERGING GROWTH EQUITY FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
------------------------------------------------------------------------------

                                                                                                                      NASL
                                                                               MSF                                  EMERGING
                                                                             EMERGING                             GROWTH TRUST
                                                                              GROWTH            PRO FORMA           PRO FORMA
                                                                           EQUITY FUND         ADJUSTMENTS          COMBINED
                                                                           -------------       -----------        ------------
Investment Income:

     Interest ........................................................     $   247,804                            $  247,804
     Dividends .......................................................         223,013                               223,013
                                                                           -----------                            ----------

        Total income .................................................         470,817                               470,817
                                                                           -----------                            ----------

Expenses:

     Investment adviser fee ..........................................         461,194         $  507,313 (B)        968,507
     Custodian fee ...................................................              --             62,766 (B)         62,766
     Audit and legal fees ............................................              --             18,990 (B)         18,990
     Trustees fees and expenses ......................................              --              4,624 (B)          4,624
     Registration and filing fees ....................................              --              3,534 (B)          3,534
     Miscellaneous ...................................................              --              2,324 (B)          2,324
                                                                           -----------         ----------         -----------

        Total expenses ...............................................         461,194            599,551           1,060,745
                                                                           -----------         ----------         -----------

        Net investment income ........................................           9,623           (599,551)           (589,928)
                                                                           -----------         ----------         -----------

Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions .......................................      15,682,844                             15,682,844
     Change in unrealized appreciation (depreciation)
       on investments ................................................      (4,172,268)                            (4,172,268)

     Net gain on investments .........................................      11,510,576                             11,510,576
                                                                           -----------                            -----------

        Net increase in net assets resulting
          from operations ............................................     $11,520,199         ($599,551)         $10,920,648
                                                                           ===========         =========          ===========

NASL SERIES TRUST - BALANCED TRUST
MANULIFE SERIES FUND - BALANCED ASSETS FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF JUNE 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                                     NASL
                                                                               MSF                                 BALANCED
                                                                             BALANCED                                TRUST
                                                                              ASSETS             PRO FORMA         PRO FORMA
                                                                               FUND             ADJUSTMENTS         COMBINED
                                                                           ------------         -----------       ------------
ASSETS

Investments in securities, at value ..................................     $122,858,143                           $122,858,143
Cash .................................................................           45,438                                 45,438
Receivables:
     Investments sold ................................................          459,946                                459,946
     Interest ........................................................          918,870                                918,870
                                                                           ------------                           ------------
         Total assets                                                       124,282,397                            124,282,397
                                                                           ------------                           ------------
LIABILITIES

Payables:
     Investments purchased ...........................................        2,214,428                              2,214,428
     Investment adviser ..............................................           49,625                                 49,625
                                                                           ------------                           ------------
         Total liabilities ...........................................        2,264,053                              2,264,053
                                                                           ------------                           ------------
NET ASSETS                                                                 $122,018,344                           $122,018,344
                                                                           ============                           ============
Net assets consist of:
     Accumulated undistributed net investment income .................       $5,428,388                             $5,428,388
     Accumulated undistributed net realized gain
       on investments ................................................        6,433,581                              6,433,581
     Unrealized appreciation (depreciation) on investments ...........        8,439,856                              8,439,856
     Capital shares ..................................................               --             68,822 (A)          68,822
     Additional paid-in capital ......................................      101,716,519            (68,822)(A)     101,647,697
                                                                           ------------           --------        ------------
         Net assets ..................................................     $122,018,344                           $122,018,344
                                                                           ============                           ============
Capital shares outstanding ...........................................        6,882,224                              6,882,224
                                                                           ------------                           ------------
Net asset value, offering price and redemption price
     per share .......................................................           $17.73                                 $17.73
                                                                           ------------                           ------------
Investments in securities, at identified cost ........................     $114,418,287                           $114,418,287
                                                                           ============                           ============

NASL SERIES TRUST - BALANCED TRUST
MANULIFE SERIES FUND - BALANCED ASSETS FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 1996
--------------------------------------------------------------------------------


                                                                                                                  NASL
                                                                            MSF                                 BALANCED
                                                                         BALANCED                               TRUST PRO
                                                                          ASSETS             PRO FORMA            FORMA
                                                                           FUND             ADJUSTMENTS         COMBINED
                                                                        -----------         ----------         -----------
Investment Income:

     Interest ......................................................    $ 1,841,754                            $ 1,841,754
     Dividends .....................................................        608,989                                608,989
                                                                        -----------                            -----------
        Total income ...............................................      2,450,743                              2,450,743
                                                                        -----------                            -----------
Expenses:

     Investment adviser fee ........................................        291,102         $  174,661(B)          465,763
     Custodian fee .................................................             --             73,542(B)           73,542
     Audit and legal fees ..........................................             --              8,083(B)            8,083
     Trustees fees and expenses ....................................             --              1,948(B)            1,948
     Registration and filing fees ..................................             --              2,252(B)            2,252
     Miscellaneous .................................................             --              1,507(B)            1,507
                                                                        -----------         ----------         -----------
        Total expenses .............................................        291,102            261,993             553,095
                                                                        -----------         ----------         -----------
        Net investment income ......................................      2,159,641           (261,993)          1,897,648
                                                                        -----------         ----------         -----------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions .....................................      4,751,133                              4,751,133
     Change in unrealized appreciation (depreciation)
       on investments ..............................................     (3,034,280)                            (3,034,280)

     Net gain on investments .......................................      1,716,853                              1,716,853
                                                                        -----------                            -----------
        Net increase in net assets resulting
          from operations ..........................................    $ 3,876,494          ($261,993)        $ 3,614,501
                                                                        ===========         ==========         ===========

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


1. SIGNIFICANT ACCOUNTING POLICIES. The policies described below are followed by the NASL Series Trust (the "Trust") in the preparation of the Pro Forma financial statements for the following nine portfolios: The Common Stock Trust ("Common Stock"), the Pacific Rim Emerging Markets Trust ("Pacific Rim Emerging Markets"), the Real Estate Securities Trust ("Real Estate Securities"), the Capital Growth Bond Trust ("Capital Growth Bond"), the Equity Index Trust ("Equity Index"), the International Stock Trust ("International Stock"), the Emerging Growth Trust ("Emerging Growth") and the Balanced Trust ("Balanced") in conformity with generally accepted accounting principles ("GAAP"). These statements have been derived from the books and records of each portfolio utilized in calculating daily net asset value at June 30, 1996.

SECURITY VALUATION. Short term instruments with remaining maturities of 60 days or less held by the other portfolios of the Trust are valued on an amortized cost basis or at original cost plus accrued interest, both of which approximate current market value. All other securities held by the Trust are valued at the last sale price as of the close of business on a principal securities exchange (domestic or foreign) or, lacking any sales, at the closing bid prices. Securities traded only in the over-the-counter market are valued at the last bid prices quoted by brokers making markets in the securities at the close of trading on the Exchange.

Trust securities for which there are no such quotations, principally debt securities, are valued on the basis of the valuation provided by a pricing service which utilizes both dealer-supplied and electronic data processing techniques. Other assets and securities for which no such quotations are readily available are valued at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

FOREIGN CURRENCY TRANSLATIONS. The accounting records of the Trust are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

         (i) market value of securities, other assets and other liabilities at the current rate of exchange of such currencies against U.S. dollars;

         (ii) purchases and sales of securities, income and expenses at the rate of exchange quoted on the respective dates of such transactions.

Gains and losses that arise from changes in foreign exchange rates have been segregated from gains and losses that arise from changes in the market prices of investments. These gains and losses are included with gains and losses on foreign currency and forward foreign currency contracts in the Statements of Operations.

FORWARD FOREIGN CURRENCY CONTRACTS. All portfolios with the exception of Equity Index may purchase and sell forward foreign currency contracts in order to hedge a specific transaction or portfolio position.

The net U.S. dollar value of foreign currency underlying all contractual commitments held at the end of the period and the resulting net unrealized appreciation (depreciation) and related net receivable or payable amount are determined using forward foreign currency exchange rates supplied by a quotation service. The Trust could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

Net realized gains (losses) on foreign currency and forward foreign currency contracts shown in the Statements of Operations, include net gains or losses realized by a portfolio on contracts which have matured or which the portfolio has terminated by entering into an offsetting commitment with the same broker.

FUTURES. All portfolios may purchase and sell financial futures contracts and options on those contracts. The portfolios invest in contracts based on financial instruments such as U.S. Treasury bonds or notes or on securities indices such as the S&P 500 Index, in order to hedge against a decline in the value of securities owned by the portfolios.

When a portfolio sells a futures contract based on a financial instrument, the portfolio becomes obligated to deliver that kind of instrument at an agreed upon date for a specified price. The portfolio realizes a gain or loss depending on whether the price of an offsetting purchase is less or more than the price of the initial sale or on whether the price of an offsetting sale is more or less than the price of the initial purchase . The Trust could be exposed to risks if it could not close out futures positions because of an illiquid secondary market or the inability of counterparties to meet the terms of their contracts. Upon entering into futures contracts, the Trust is required to deposit with a broker an amount, initial margin, which represents 5% of the purchase price indicated in the futures contract.

Payments to and from the broker, known as variation margin, are required to be made on a daily basis as the price of the futures contract fluctuates, making the long or short positions in the contract more or less valuable. If the position is closed out by taking an opposite position prior to the settlement date of the futures contract, a final determination of variation margin is made, cash is required to be paid to or released by the broker, and the portfolio realizes a gain or loss.

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS - CONTINUED
--------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

FORWARD COMMITMENTS. The portfolios of the Trust may purchase debt securities on a when issued or forward delivery basis, which means that the obligations will be delivered to the portfolios of the Trust at a future date, which may be a month or more after the date of commitment. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The value of the securities underlying a forward commitment to purchase securities, and the subsequent fluctuations in their value, is taken into account when determining the Trust's net asset value starting on the day the Trust agrees to purchase the securities.

SECURITIES LENDING. The Trust may lend securities in amounts up to 33 1/3% of its total non-cash assets to brokers, dealers and other financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, marked to market to the value of the loaned securities on a daily basis. The Trust may bear the risk of delay in recovery of, or even of rights in, the securities loaned should the borrower of the securities fail financially. Consequently, loans of portfolio securities will only be made to firms deemed by the subadvisers to be creditworthy. The Trust receives compensation for lending its securities either in the form of fees or by retaining a portion of interest on the investment of any cash received as collateral. Income generated from the investment of cash collateral is included as interest income in the Statement of Operations. All collateral received will be in an amount equal to at least 100% of the market value of the loaned securities and must be maintained at that level during the period of the loan. During the loan period, the fund continues to retain rights of ownership, including dividends and interest of the loaned securities.


MORTGAGE DOLLAR ROLLS. All portfolios may enter into mortgage dollar rolls in which they sell mortgage securities for delivery in the current month and simultaneously contract to repurchase similar, but not identical, securities at the same price on an agreed upon date. The Trusts receive compensation as consideration for entering into the commitment to repurchase. The compensation is recorded as deferred income and amortized to income over the roll period. As the holder, the counterparty receives all principal and interest payments, including prepayments, made with respect to the similar security. Mortgage dollar rolls may be renewed with a new sale and repurchase price with a cash settlement made at renewal without physical delivery of the securities subject to the contract.


FEDERAL INCOME TAXES. The Trust's policy is to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required. Each portfolio of the Trust is treated as a separate taxpayer for federal income tax purposes.


DISTRIBUTION OF INCOME AND GAINS. During any particular year, net realized gains from investment transactions of each portfolio, in excess of available capital loss carryforwards of each portfolio would be taxable to such portfolio if not distributed. Therefore, each portfolio of the Trust intends to distribute all of its investment company taxable income and any net realized capital gains in order to avoid federal income tax. Each portfolio of the Trust is exempt from federal excise tax. Net investment income is reported in the accompanying statements under GAAP. The Trust's distributions are based on income amounts determined in accordance with federal income tax regulations. Overdistributions of net investment income as determined in accordance with GAAP have been presented in the financial statements as distributions in excess of net investment income. Net investment income and net realized gains differ for financial statement and tax purposes due to distributions in accordance with income tax regulations which may differ from GAAP: marking-to-market of certain financial instruments, the deferral of certain losses for tax purposes and the treatment of currency gains or losses. As a result, the character of distributions made during the year from net investment income may differ from its ultimate characterization for tax purposes.

EXPENSE ALLOCATION. Expenses not directly attributable to a particular portfolio are allocated based on the relative share of net assets of each portfolio for the time during which the expense was incurred.

REPURCHASE AGREEMENTS. Each portfolio of the Trust may enter into repurchase agreements. When a portfolio enters into a repurchase agreement through its custodian, it receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value is 102% of the repurchase amount. Each portfolio will take constructive receipt of all securities underlying the repurchase agreements it has entered into until such agreements expire. If the seller defaults, a portfolio would suffer a loss to the extent that proceeds from the sale of underlying securities were less than the repurchase amount.

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS - CONTINUED
--------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

CAPITAL ACCOUNTS. The Trust reports the accumulated undistributed net investment income (loss) and accumulated undistributed net realized gain (loss) accounts on a basis approximating amounts available for future tax distributions (or to offset future taxable realized gains when a capital loss carryforward is available). Accordingly, each portfolio of the Trust may periodically make reclassifications among certain capital accounts without impacting the net asset value.

OTHER. Investment security transactions are accounted for on a trade date plus one basis. Interest income is accrued as earned. Dividend income and distributions to shareholders are recorded on the ex-dividend date. All original issue discounts are accreted for financial and tax reporting purposes. The Trust uses the First In, First Out method for determining realized gain or loss on investments for both financial and federal income tax reporting purposes. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities. Actual results may differ from these estimates.


2.  PRO FORMA ADJUSTMENTS.

(A) Adjustment to reflect amount allocated to capital shares ($0.01 par value) for shares issued in reorganization.
(B) Adjustment to reflect change in investment advisory fee and other expenses due to reorganization, calculated based upon average net assets and allocated based upon budgeted spending amounts.
(C) Adjustment to reflect the advisor's voluntary fee waiver limiting total fund operating expenses to .50% of average net assets.

NASL SERIES TRUST - MONEY MARKET TRUST
MANULIFE SERIES FUND - MONEY MARKET FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                                   NASL
                                                                NASL              MSF                          MONEY MARKET
                                                               MONEY             MONEY                             TRUST
                                                               MARKET            MARKET         PRO FORMA        PRO FORMA
                                                               TRUST              FUND         ADJUSTMENTS       COMBINED
                                                           ---------------    -------------    -------------   --------------
ASSETS

Investments in securities, at value (See
 accompanying portfolio of investments).....               $258,581,602        $35,998,414                      $294,580,016
Cash........................................                        701              8,573                             9,274
Receivables:
     Interest...............................                    446,107                ---                           446,107
Other assets................................                      2,865                ---                             2,865
                                                           ------------        -----------                      ------------
         Total assets.......................                259,031,275         36,006,987                       295,038,262
                                                           ------------        -----------                      ------------
LIABILITIES

Payables:
     Fund shares redeemed...................                    877,850                ---                           877,850
     Investment adviser.....................                        ---             14,988                            14,988
     Custodian fee..........................                     17,052                ---                            17,052
     Other accrued expenses.................                     19,410                ---                            19,410
                                                           ------------        -----------                      ------------
         Total liabilities..................                    914,312             14,988                           929,300
                                                           ------------        -----------                      ------------
NET ASSETS..................................               $258,116,963        $35,991,999                      $294,108,262
                                                           ============        ===========                      ============
Net assets consist of:
     Accumulated undistributed net investment
       income...............................                        ---         $1,684,384     ($1,684,384)(A)            ---
     Capital shares.........................                   $258,117                ---          35,992 (B)       $294,109
     Additional paid-in capital.............                257,858,846         34,307,615       1,648,392 (B)    293,814,853
                                                           ------------        -----------    ------------      -------------
         Net assets.........................               $258,116,963        $35,991,999              $0       $294,108,962
                                                           ============        ===========    ============       ============
Capital shares outstanding..................                 25,811,696          3,320,455         278,745         29,410,896
                                                           ------------        -----------    ------------      -------------
Net asset value, offering price and redemption price
     per share..............................                     $10.00             $10.84                             $10.00
                                                                 ======             ======                             ======
Investments in securities, at identified cost              $258,581,602        $35,998,414                       $294,580,016
                                                           ============        ===========                       ============

NASL SERIES TRUST - MONEY MARKET TRUST
MANULIFE SERIES FUND - MONEY MARKET FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                                                                      NASL
                                                                   NASL              MSF                          MONEY MARKET
                                                                  MONEY             MONEY                             TRUST
                                                                  MARKET            MARKET         PRO FORMA        PRO FORMA
                                                                  TRUST              FUND         ADJUSTMENTS       COMBINED
                                                              ---------------    -------------    -------------   --------------
Investment Income:

     Interest...............................                    $15,862,051       $1,838,797                        $17,700,848
                                                                -----------       ----------                        -----------
        Total income........................                     15,862,051        1,838,797                         17,700,848
                                                                -----------       ----------                        -----------
Expenses:

     Investment adviser fee.................                      1,318,573          154,412                          1,472,985
     Custodian fee..........................                         52,444              ---           $6,141(C)         58,585
     Audit and legal fees...................                         35,918              ---            4,206(C)         40,124
     Trustees fees and expenses.............                          9,424              ---            1,104(C)         10,528
     Miscellaneous..........................                          7,222              ---              846(C)          8,068
                                                                -----------       ----------        ---------       -----------
        Total expenses......................                      1,423,581          154,412           12,297         1,590,290
                                                                -----------       ----------        ---------       -----------
        Net investment income...............                     14,438,470        1,684,385          (12,297)       16,110,558
                                                                -----------       ----------        ---------       -----------
Realized and unrealized gain (loss) on investments:
     Net realized gain (loss) on
       investment transactions..............                            ---              ---                                ---
     Change in unrealized appreciation (depreciation)
       on investments.......................                            ---              ---                                ---

     Net gain (loss) on investments.........                            ---              ---                                ---
                                                                -----------       ----------                        -----------
        Net increase in net assets resulting
          from operations...................                    $14,438,470       $1,684,385         ($12,297)      $16,110,558
                                                                ===========       ==========         =========      ===========

PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS - DECEMBER 31, 1995 NASL SERIES TRUST - MONEY MARKET TRUST / MANULIFE SERIES FUND - MONEY MARKET FUND (SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
--------------------------------------------------------------------------------

            Principal Amount                                                                                Value
-----------------------------------------                                                  ----------------------------------------
    NASL        Manulife        Pro                                                            NASL        Manulife       Pro
   Series        Series        Forma                                                          Series        Series       Forma
    Trust         Fund        Combined                   Security Description                  Trust         Fund       Combined
-----------------------------------------                                                  ----------------------------------------
                                             U.S. TREASURY OBLIGATIONS - 0.66%
                                             U.S. TREASURY BILLS - 0.66%
              $2,000,000   $2,000,000        5.035% due 06/27/96                                          $1,950,209   $1,950,209
                                                                                           ----------------------------------------
                                             U.S. GOVERNMENT AGENCY AND
                                             MORTGAGE-BACKED OBLIGATIONS - 12.02%
                                             FEDERAL HOME LOAN BANK - 0.12%
                 350,000      350,000        5.55% due 02/21/96                                              347,248      347,248
                                                                                           ----------------------------------------
                                             FEDERAL HOME LOAN MORTGAGE CORPORATION - 2.14%
               2,335,000    2,335,000        5.57% due 02/15/96                                            2,318,743    2,318,743
               4,000,000    4,000,000        5.67% due 01/16/96                                            3,990,550    3,990,550
                                                                                           ----------------------------------------
                                                                                                           6,309,293    6,309,293
                                                                                           ----------------------------------------

                                             FEDERAL NATIONAL MORTGAGE ASSOCIATION - 3.68%
                 880,000      880,000        5.15% due 06/27/96                                              857,592      857,592
               1,715,000    1,715,000        5.35% due 04/26/96                                            1,685,435    1,685,435
               3,785,000    3,785,000        5.38% due 04/24/96                                            3,720,516    3,720,516
                 755,000      755,000        5.49% due 03/28/96                                              744,983      744,983
               1,780,000    1,780,000        5.50% due 03/22/96                                            1,757,972    1,757,972
               1,955,000    1,955,000        5.50% due 03/28/96                                            1,929,015    1,929,015
                 150,000      150,000        5.62% due 01/11/96                                              149,766      149,766
                                                                                           ----------------------------------------
                                                                                                          10,845,279   10,845,279
                                                                                           ----------------------------------------

                                             STUDENT LOAN MARKETING ASSOCIATION - 6.08%
$10,000,000                10,000,000        5.24% due 09/28/98                            $10,000,000                 10,000,000
  7,900,000                 7,900,000        5.25% due 02/22/99                              7,900,807                  7,900,807
                                                                                           ----------------------------------------
                                                                                            17,900,807                 17,900,807
                                                                                           ----------------------------------------
                                             TOTAL U.S. GOVERNMENT
                                             AND AGENCY OBLIGATIONS                         17,900,807    17,501,820   35,402,627
                                                                                           ----------------------------------------

                                             FOREIGN GOVERNMENT AGENCY
                                             OBLIGATIONS - 5.98%
                                             CANADIAN GOVERNMENT - 5.98%
                                             Canadian Wheat Board,
               1,600,000    1,600,000        5.60% due 03/29/96                                            1,578,098    1,578,098
                                             CIT Group Holdings, Incorporated,
               1,500,000    1,500,000        5.63% due 03/01/96                                            1,485,925    1,485,925
  5,000,000                 5,000,000        5.70% due 01/24/96                              4,981,792                  4,981,792
                                             Export Development Corporation,
               1,500,000    1,500,000        5.80% due 01/03/96                                            1,499,517    1,499,517
                                             Government of Canada Treasury
               1,500,000    1,500,000        Bills, 5.50% due 03/26/96                                     1,480,521    1,480,521
                                             Her Majesty In Right of Canada,
  6,680,000                 6,680,000        5.50% due 03/22/96                              6,597,335                  6,597,335
                                                                                           ----------------------------------------

                                             TOTAL FOREIGN GOVERNMENT
                                              AGENCY OBLIGATIONS                            11,579,127     6,044,061   17,623,188
                                                                                           ----------------------------------------
                                             COMMERCIAL PAPER - 80.88%
                                             American Express Credit Corporation,
               1,500,000    1,500,000        5.59% due 04/25/96                                            1,473,215    1,473,215
  9,000,000                 9,000,000        5.61% due 03/15/96                              8,896,215                  8,896,215
                                             American Home Products
  2,000,000                 2,000,000        Corporation, 5.72% due 02/09/96                 1,987,607                 1,987,607

PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS - DECEMBER 31,1995
NASL SERIES TRUST - MONEY MARKET TRUST / MANULIFE SERIES FUND -
MONEY MARKET FUND
(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
--------------------------------------------------------------------------------

            Principal Amount                                                                                Value
-----------------------------------------                                                  ----------------------------------------
    NASL        Manulife        Pro                                                            NASL        Manulife       Pro
   Series        Series        Forma                                                          Series        Series       Forma
    Trust         Fund        Combined                   Security Description                  Trust         Fund       Combined
-----------------------------------------               ----------------------             ----------------------------------------
                                             COMMERCIAL PAPER - CONTINUED
                                             American Telephone and Telegraph
                 $1,500,000   $1,500,000       Corporation, 5.65% due 02/15/96                             $1,489,406   $1,489,406
                                             Assets Securitization Cooperative
   $5,500,000                  5,500,000       Corporation, 5.70% due 01/16/96                $5,486,937                 5,486,937
                                             Associates Corporation of North
    8,000,000                  8,000,000       America, 5.68% due 02/09/96                     7,950,773                 7,950,773
                                             Avco Financial Services,
    9,000,000                  9,000,000       Incorporated, 5.75% due 01/23/96                8,968,375                 8,968,375
                                             BankAmerica,
    4,000,000                  4,000,000       5.74% due 02/16/96                              3,999,950                 3,999,950
                                             The Bank of New York,
    4,000,000                  4,000,000       5.52% due 05/22/96                              3,998,781                 3,998,781
                                             Banque National de Paris,
    6,500,000                  6,500,000       5.51% due 05/21/96                              6,359,725                 6,359,725
                                             Bayerische Hypotheken,
    7,000,000                  7,000,000       6.14% due 10/29/96                              7,000,000                 7,000,000
                                             BCI Funding Corporation,
    5,000,000                  5,000,000       5.70% due 02/09/96                              4,969,125                 4,969,125
    5,000,000                  5,000,000       5.71% due 02/16/96                              4,963,520                 4,963,520
                                             Bear Stearns Companies,
    8,000,000                  8,000,000       Incorporated, 5.77% due 01/16/96                7,980,767                 7,980,767
                                             Burlington Northern Santa Fe,
    2,500,000                  2,500,000       5.90% due 02/28/96                              2,476,236                 2,476,236
                                             Cariplo Finance, Incorporated,
    6,500,000                  6,500,000       5.61% due 03/04/96                              6,436,186                 6,436,186
                                             Chase Manhattan Corporation,
    1,500,000                  1,500,000       5.65% due 02/29/96                              1,486,110                 1,486,110
    7,500,000                  7,500,000       5.77% due 04/15/96                              7,500,000                 7,500,000
                                             Chevron Transport Corporation,
    1,000,000                  1,000,000       5.60% due 03/14/96                                988,644                   988,644
                                             Chevron UK Investment PLC,
    8,000,000                  8,000,000       5.72% due 01/30/96                              7,963,138                 7,963,138
                                             Corestates Capital Corporation,
    3,000,000                  3,000,000       5.68% due 02/16/96                              2,978,227                 2,978,227
    6,000,000                  6,000,000       5.86% due 01/05/96                              6,000,000                 6,000,000
                                             Delaware Funding Corporation,
      500,000                    500,000       5.71% due 01/08/96                                499,445                   499,445
                                             Den Danske Corporation,
    7,500,000                  7,500,000       5.63% due 03/04/96                              7,426,106                 7,426,106
                                             Dresdner U.S. Finance,
    7,000,000                  7,000,000       5.72% due 01/22/96                              6,976,643                 6,976,643
                                             ESC Securitization, Incorporated,
    2,000,000                  2,000,000       5.68% due 02/22/96                              1,983,591                 1,983,591
    9,000,000                  9,000,000       5.72% due 02/02/96                              8,954,240                 8,954,240
                                             First Bank System,
    5,000,000                  5,000,000       FRN due 05/06/96                                4,999,669                 4,999,669
                                             Ford Motor Credit Corporation,
                  1,500,000    1,500,000       5.69% due 02/26/96                                           1,486,723    1,486,723
                                             General Electric Capital Corporation,
                  1,500,000    1,500,000       5.57% due 03/06/96                                           1,484,915    1,484,915
                                             General Electric Capital Corporation,
    7,000,000                  7,000,000       5.59% due 03/01/96                              6,934,783                 6,934,783

PRO FORMA COMBINING SCHEDULE OF PORTFOLIO INVESTMENTS - DECEMBER 31,1995
NASL SERIES TRUST - MONEY MARKET TRUST / MANULIFE SERIES FUND -
MONEY MARKET FUND
(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
--------------------------------------------------------------------------------

            Principal Amount                                                                                Value
-----------------------------------------                                                  ----------------------------------------
    NASL        Manulife        Pro                                                            NASL        Manulife       Pro
   Series        Series        Forma                                                          Series        Series       Forma
    Trust         Fund        Combined                   Security Description                  Trust         Fund       Combined
-----------------------------------------               ----------------------             ----------------------------------------
                                             COMMERCIAL PAPER - CONTINUED
                                             General Electric Capital Services,
   $2,000,000                 $2,000,000       Incorporated, 5.70% due 02/09/96               $1,987,650                $1,987,650
                                             General Motors Acceptance
    8,000,000                  8,000,000       Corporation, 5.58% due 04/15/96                 7,869,800                 7,869,800
    4,000,000                  4,000,000     Glaxo PLC, 5.57% due 03/11/96                     3,956,678                 3,956,678
                                             Hitachi America, Ltd.,
    1,490,000                  1,490,000       5.72% due 01/12/96                              1,487,396                 1,487,396
                                             Household Finance Corporation,
    3,000,000                  3,000,000       5.70% due 01/31/96                              2,985,750                 2,985,750
                                             Household International, Incorporated,
    3,000,000                  3,000,000       5.65% due 03/08/96                              2,968,454                 2,968,454
    3,000,000                  3,000,000       5.73% due 02/08/96                              2,981,855                 2,981,855
                                             J.C. Penny Funding Corporation,
                 $1,500,000    1,500,000       5.65% due 02/22/96                                          $1,487,758    1,487,758
                                             KFW International Finance,
    9,000,000                  9,000,000       Incorporated, 5.68% due 02/08/96                8,946,040                 8,946,040
                                             Kreditbank North America,
    7,500,000                  7,500,000       5.70% due 03/01/96                              7,428,750                 7,428,750
                                             National Westminister Bank of
    4,000,000                  4,000,000       Canada, 5.76% due 02/22/96                      4,000,000                 4,000,000
                                             Norwest Financial, Incorporated,
    4,000,000                  4,000,000       5.69% due 02/28/96                              3,963,331                 3,963,331
                                             PNC Funding Corporation,
      700,000                    700,000       5.75% due 02/05/96                                696,087                   696,087
    5,965,000                  5,965,000       5.76% due 02/05/96                              5,931,596                 5,931,596
      600,000                    600,000       5.77% due 02/05/96                                596,634                   596,634
                                             Pepsico, Incorporated,
                  1,500,000    1,500,000       5.62% due 02/23/96                                           1,487,589    1,487,589
                                             Sears Roebuck Acceptance
    8,000,000                  8,000,000       Corporation, 5.70% due 02/22/96                 7,934,133                 7,934,133
    8,000,000                  8,000,000     SMM Trust, 5.925% due 11/15/96                    8,000,000                 8,000,000
                                             Texaco, Incorporated,
                  1,600,000    1,600,000       5.65% due 01/30/96                                           1,592,718    1,592,718
                                             Toshiba America,
    7,000,000                  7,000,000       5.65% due 01/12/96                              6,987,915                 6,987,915
                                             Zeneca Wilmington Company,
    2,875,000                  2,875,000       5.70% due 01/19/96                              2,866,806                 2,866,806
                                                                                           ----------------------------------------
                                             TOTAL COMMERCIAL PAPER                          227,753,668   10,502,324  238,255,992
                                                                                           ----------------------------------------
                                             REPURCHASE AGREEMENT - 0.46%
    1,348,000                  1,348,000     Repurchase Agreement with Aubrey Lanston
                                             dated 12/29/95 at 5.90%, to be repurchased
                                             at $1,348,884 on 01/02/96, collateralized
                                             by $1,350,000 U.S Treasury Notes, 5.125%
                                             due 12/31/98 (valued at $1,372,781
                                             including interest)                              1,348,000                  1,348,000

                                             TOTAL INVESTMENTS                             $258,581,602  $35,998,414   $294,580,016
                                                                                           ============  ===========   ============

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS - CONTINUED
--------------------------------------------------------------------------------

1. BASIS OF COMBINATION. The Pro Forma Combining Schedule of Portfolio Investments, the Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the NASL Series Trust Money Market Trust ("NASL Money Market"), one of seventeen investment portfolios offered by the NASL Series Trust (the "Trust") and the Manulife Series Fund Money Market Fund ("MSF Money Market"), one of eight investment portfolios offered by the Manulife Series Fund, Inc. (the "Fund") for the year ended December 31, 1995. These statements have been derived from the books and records of each portfolio utilized in calculating daily net asset value at December 31, 1995.

The Pro Forma statements reflect the proposed transfer of the assets and liabilities of MSF Money Market in exchange for shares of NASL Money Market. Under generally accepted accounting principles ("GAAP"), the NASL Money Market will be the surviving entity for accounting purposes. The Pro Forma financial statements have been adjusted to reflect the anticipated fee arrangements for the surviving entity and do not reflect the expenses of either portfolio in carrying out its obligations under the Agreement and Plan of Reorganization.

The Pro Forma Combining Schedule of Portfolio Investments, Statement of Assets and Liabilities and Statement of Operations should be read in conjunction with the historical financial statements of NASL Money Market and MSF Money Market incorporated by reference in the Statement of Additional Information.

NASL Financial Services, Inc. ("NASL Financial"), a wholly-owned subsidiary of North American Security Life ("Security Life"), serves as investment adviser to NASL Money Market for which it receives a fee for services, computed daily and paid monthly, at the annual rate 0.50% of the average daily net assets of NASL Money Market. Security Life is controlled by The Manufacturers Life Insurance Company ("Manulife Financial"), a mutual life insurance company based in Toronto, Canada.

Manufacturers Adviser Corporation ("MAC"), a wholly-owned subsidiary of The Manufacturers Life Insurance Company of America, which in turn is a wholly-owned subsidiary of The Manulife Reinsurance Corporation (USA)("MRC"), serves as investment adviser to MSF Money Market for which it receives a fee for services, computed daily and paid monthly, at an annual rate of 0.50% of the average daily net assets of MSF Money Market. MRC is a life insurance holding company organized in 1983 under Michigan law and is a wholly-owned subsidiary of Manulife Financial.

Pro Forma Adjustments:
---------------------

(A) Adjustment to reflect reinvestment of undistributed net investment income.
(B) Adjustment to reflect amount allocated to capital shares ($0.01 par value) for shares issued to MSF Money Market Fund in reorganization.
(C) Adjustment to reflect change in MSF Money Market expense structure due to reorganization calculated based upon average net assets.

2. SIGNIFICANT ACCOUNTING POLICIES. The policies described below are followed by the Trust in the preparation of the financial statements for its portfolios in conformity with generally accepted accounting principles ("GAAP").

SECURITY VALUATION. Securities held by NASL Money Market with remaining maturities of 60 days or less are valued on an amortized cost basis or at original cost plus accrued interest, both of which approximate current market value.

SECURITIES LENDING. The Trust may lend securities in amounts up to 33 1/3% of its total non-cash assets to brokers, dealers and other financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, marked to market to the value of the loaned securities on a daily basis. The Trust may bear the risk of delay in recovery of, or even of rights in, the securities loaned should the borrower of the securities fail financially. Consequently, loans of portfolio securities will only be made to firms deemed by the subadvisers to be creditworthy. The Trust receives compensation for lending its securities either in the form of fees or by retaining a portion of interest on the investment of any cash received as collateral. Income generated from the investment of cash collateral is included as interest income in the Statement of Operations. All collateral received will be in an amount equal to at least 100% of the market value of the loaned securities and must be maintained at that level during the period of the loan. During the loan period, the fund continues to retain rights of ownership, including dividends and interest of the loaned securities.

FEDERAL INCOME TAXES. The Trust's policy is to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required. Each portfolio of the Trust is treated as a separate taxpayer for federal income tax purposes.

DISTRIBUTION OF INCOME AND GAINS. All of the net investment income of NASL Money Market is declared as a dividend to shareholders of record as of the close of business each day and is reinvested daily. During any particular year, net realized gains from investment transactions of each portfolio, in excess of available capital loss carryforwards of each portfolio would be taxable to such portfolio if not distributed. Therefore, each portfolio of the Trust intends to distribute all of its investment company taxable income and any net realized capital gains in order to avoid federal income tax. Each portfolio of the Trust is exempt from federal excise tax. Net investment income is reported in the accompanying statements under GAAP. The Trust's distributions are based on income amounts determined in accordance with federal income tax regulations. Overdistributions of net investment income as determined in accordance with GAAP have been presented in the financial statements as distributions in excess of net investment income. Net investment income and net realized gains differ for financial statement and tax purposes due to distributions in accordance with income tax regulations which may differ from GAAP: marking-to-market of certain financial instruments, the deferral of certain losses for tax purposes and the treatment of currency gains or losses. As a result, the character of distributions made during the year from net investment income may differ from its ultimate characterization for tax purposes.

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS - CONTINUED
--------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

EXPENSE ALLOCATION. Expenses not directly attributable to a particular portfolio are allocated based on the relative share of net assets of each portfolio for the time during which the expense was incurred.

REPURCHASE AGREEMENTS. Each portfolio of the Trust may enter into repurchase agreements. When a portfolio enters into a repurchase agreement through its custodian, it receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value is 102% of the repurchase amount. Each portfolio will take constructive receipt of all securities underlying the repurchase agreements it has entered into until such agreements expire. If the seller defaults, a portfolio would suffer a loss to the extent that proceeds from the sale of underlying securities were less than the repurchase amount.

CAPITAL ACCOUNTS. The Trust reports the accumulated undistributed net investment income (loss) and accumulated undistributed net realized gain (loss) accounts on a basis approximating amounts available for future tax distributions (or to offset future taxable realized gains when a capital loss carryforward is available). Accordingly, each portfolio of the Trust may periodically make reclassifications among certain capital accounts without impacting the net asset value.

OTHER. Investment security transactions are accounted for on a trade date plus one basis. Interest income is accrued as earned. Dividend income and distributions to shareholders are recorded on the ex-dividend date. All original issue discounts are accreted for financial and tax reporting purposes. The Trust uses the First In, First Out method for determining realized gain or loss on investments for both financial and federal income tax reporting purposes. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities. Actual results may differ from these estimates.

3. CAPITAL SHARES. The Pro Forma net asset value per share assumes the issuance of shares of NASL Money Market which would have been issued at December 31, 1995 had the proposed reorganization taken place on such date. The amount of additional shares assumed to be issued was calculated based on the per share net asset value of NASL Money Market ($10.00).

NASL SERIES TRUST - COMMON STOCK TRUST
MANULIFE SERIES FUND - COMMON STOCK FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                             NASL
                                                                      MSF                                   COMMON
                                                                     COMMON                              STOCK TRUST
                                                                      STOCK             PRO FORMA          PRO FORMA
                                                                      FUND             ADJUSTMENTS         COMBINED
                                                                  -------------       -------------      -------------
ASSETS

Investments in securities, at value..............                  $60,834,031                            $60,834,031
Cash.............................................                        6,354                                  6,354
Receivables:
     Investments sold............................                      179,942                                179,942
     Interest....................................                      115,521                                115,521
                                                                   -----------                            -----------
         Total assets............................                   61,135,848                             61,135,848
                                                                   -----------                            -----------

LIABILITIES

Payables:
     Investments purchased.......................                      114,570                                114,570
     Investment adviser..........................                       25,350                                 25,350
                                                                   -----------                            -----------
         Total liabilities.......................                      139,920                                139,920
                                                                   -----------                            -----------
NET ASSETS.......................................                  $60,995,928                            $60,995,928
                                                                   ===========                            ===========

Net assets consist of:
     Accumulated undistributed net investment income..                $834,761                               $834,761
     Accumulated undistributed net realized gain
       on investments............................                    1,506,587                              1,506,587
     Unrealized appreciation on investments......                    8,720,626                              8,720,626
     Capital shares..............................                           --             35,321 (A)          35,321
     Additional paid-in capital..................                   49,933,954            (35,321)(A)      49,898,633
                                                                   -----------            -------         -----------
         Net assets..............................                  $60,995,928                            $60,995,928
                                                                   ===========                            ===========

Capital shares outstanding.......................                    3,532,074                              3,532,074
                                                                   -----------                            -----------
Net asset value, offering price and redemption price
     per share...................................                       $17.27                                 $17.27
                                                                        ======                                 ======
Investments in securities, at identified cost....                  $52,113,405                            $52,113,405
                                                                   ===========                            ===========

NASL SERIES TRUST - COMMON STOCK TRUST
MANULIFE SERIES FUND - COMMON STOCK FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                                                                  NASL
                                                                             MSF                                  COMMON
                                                                            COMMON                              STOCK TRUST
                                                                             STOCK            PRO FORMA          PRO FORMA
                                                                             FUND            ADJUSTMENTS          COMBINED
                                                                         --------------     -------------      -------------
Investment Income:

     Interest....................................                            $295,300                              $295,300
     Dividends...................................                             771,938                               771,938
                                                                            ---------                             ---------
        Total income.............................                           1,067,238                             1,067,238
                                                                            ---------                             ---------
Expenses:

     Investment adviser fee......................                             232,477            $92,991(B)         $325,468
     Custodian fee...............................                                 ---             18,983(B)           18,983
     Audit and legal fees........................                                 ---              5,743(B)            5,743
     Trustees fees and expenses..................                                 ---              1,399(B)            1,399
     Registration and filing fees................                                 ---              1,069(B)            1,069
     Miscellaneous...............................                                 ---                703(B)              703
                                                                            ---------            -------          ----------
     Expenses before reimbursement
       by adviser................................                             232,477            120,888             353,365
                                                                            ---------            -------          ----------
     Reimbursement of expenses by adviser........                                 ---            120,888(C)          120,888
                                                                            ---------            -------          ----------
        Net expenses.............................                             232,477                                232,477
                                                                            ---------                             ----------
        Net investment income....................                             834,761                                834,761
                                                                            ---------                             ----------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions...................                           2,091,782                              2,091,782
     Change in unrealized appreciation
       on investments............................                           9,276,249                              9,276,249

     Net gain on investments.....................                          11,368,031                             11,368,031
                                                                           ----------                             ----------
        Net increase in net assets resulting
          from operations........................                         $12,202,792                            $12,202,792
                                                                          ===========                            ===========

NASL SERIES TRUST - PACIFIC RIM EMERGING MARKETS TRUST
MANULIFE SERIES FUND - PACIFIC RIM EMERGING MARKETS FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                                    NASL
                                                                             MSF                                PACIFIC RIM
                                                                         PACIFIC RIM                          EMERGING MARKETS
                                                                          EMERGING           PRO FORMA           PRO FORMA
                                                                         MARKETS FUND        ADJUSTMENTS          COMBINED
                                                                         -------------      -------------    -----------------
ASSETS

Investments in securities, at value..............                        $12,130,390                            $12,130,390
Cash.............................................                             33,259                                 33,259
Foreign currency (cost: $860,393)................                            862,205                                862,205
Receivables:
     Investments sold............................                            516,949                                516,949
     Interest....................................                              4,645                                  4,645
                                                                         -----------                            -----------
         Total assets............................                         13,547,448                             13,547,448
                                                                         -----------                            -----------
LIABILITIES

Payables:
     Investments purchased.......................                            474,078                                474,078
     Investment adviser..........................                             16,156                                 16,156
     Dividend and interest withholding tax.......                                115                                    115
                                                                         -----------                            -----------
         Total liabilities.......................                            490,349                                490,349
                                                                         -----------                            -----------
NET ASSETS.......................................                         13,057,099                             13,057,099
                                                                         ===========-                           ===========
Net assets consist of:
     Accumulated undistributed net investment
       income....................................                               $397                                   $397
     Accumulated undistributed net realized gain
       on investments............................                             10,505                                 10,505
     Unrealized appreciation (depreciation) on:
       Investments...............................                            624,680                                624,680
       Foreign currency and forward foreign
         currency contracts......................                                373                                    373
     Capital shares..............................                                ---             12,609 (A)          12,609
     Additional paid-in capital..................                         12,421,144            (12,609)(A)      12,408,535
                                                                         -----------            --------        -----------
         Net assets..............................                        $13,057,099                            $13,057,099
                                                                         ===========                            ===========
Capital shares outstanding.......................                          1,260,885                              1,260,885
                                                                         -----------                            -----------
Net asset value, offering price and redemption price
     per share...................................                             $10.36                                 $10.36
                                                                              ======                                 ======
Investments in securities, at identified cost....                        $11,505,710                            $11,505,710
                                                                         ===========                            ===========

NASL SERIES TRUST - PACIFIC RIM EMERGING MARKETS TRUST
MANULIFE SERIES FUND - PACIFIC RIM EMERGING MARKETS FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                                                                        NASL
                                                                                                                     PACIFIC RIM
                                                                                     MSF                               EMERGING
                                                                                 PACIFIC RIM                         MARKETS PRO
                                                                                   EMERGING           PRO FORMA         FORMA
                                                                                 MARKETS FUND        ADJUSTMENTS       COMBINED
                                                                                -------------       -------------    -------------
Investment Income:

     Interest....................................                                  $58,812                              $58,812
     Dividends (Net of $15,842 withholding tax)..                                  215,991                              215,991
                                                                                ----------                           ----------
        Total income.............................                                  274,803                              274,803
                                                                                ----------                           ----------
Expenses:

     Investment adviser fee......................                                   95,770                               95,770
     Custodian fee...............................                                       --            $29,623 (B)        29,623
     Audit and legal fees........................                                       --              2,657 (B)         2,657
     Trustees fees and expenses..................                                       --                605 (B)           605
     Registration and filing fees................                                       --                544 (B)           544
     Miscellaneous...............................                                       --                371 (B)           371
     General expenses............................                                   73,235            (73,235)(B)            --
                                                                                ----------            -------        ----------
        Total expenses...........................                                  169,005            (39,435)          129,570
                                                                                ----------            -------        ----------
        Net investment income....................                                  105,798             39,435           145,233
                                                                                ----------            -------        ----------
Realized and unrealized gain (loss) on
investments and foreign currency:

     Net realized gain (loss) on:
       Investment transactions...................                                   79,497                               79,497
       Foreign currency and forward foreign
         currency contracts......................                                  (23,307)                             (23,307)
     Change in unrealized appreciation (depreciation) on:
       Investment transactions...................                                1,075,255                            1,075,255
      Translation of foreign currency and forward foreign
         currency contracts......................                                      380                                  380

     Net gain on investments and foreign currency..                              1,131,825                            1,131,825
                                                                                ----------                           ----------
        Net increase in net assets resulting
          from operations........................                               $1,237,623            $39,435        $1,277,058
                                                                                ==========            =======        ==========

NASL SERIES TRUST - REAL ESTATE SECURITIES TRUST
MANULIFE SERIES FUND - REAL ESTATE SECURITIES FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                                     NASL
                                                                                                                 REAL ESTATE
                                                                              MSF                                 SECURITIES
                                                                          REAL ESTATE                               TRUST
                                                                           SECURITIES          PRO FORMA          PRO FORMA
                                                                              FUND            ADJUSTMENTS          COMBINED
                                                                         -------------       -------------      --------------
ASSETS

Investments in securities, at value..............                          $50,599,913                            $50,599,913
Cash.............................................                               14,188                                 14,188

Receivables:

     Investments sold............................                            3,245,631                              3,245,631
     Interest....................................                              258,891                                258,891
                                                                           -----------                            -----------
         Total assets............................                           54,118,623                             54,118,623
                                                                           -----------                            -----------
LIABILITIES

Payables:

     Investments purchased.......................                            1,656,789                              1,656,789
     Investment adviser..........................                               21,717                                 21,717
                                                                           -----------                            -----------
         Total liabilities.......................                            1,678,506                              1,678,506
                                                                           -----------                            -----------
NET ASSETS.......................................                          $52,440,117                            $52,440,117
                                                                           ===========                            ===========
Net assets consist of:

     Accumulated undistributed net investment income..                      $2,365,861                             $2,365,861
     Accumulated undistributed net realized gain
       on investments............................                              839,886                                839,886
     Unrealized appreciation (depreciation) on investments..                 1,600,242                              1,600,242
     Capital shares..............................                                   --             34,729 (A)          34,729
     Additional paid-in capital..................                           47,634,128            (34,729)(A)      47,599,399
                                                                           -----------            -------         -----------
         Net assets..............................                          $52,440,117                            $52,440,117
                                                                           ===========                            ===========
Capital shares outstanding.......................                            3,472,861                              3,472,861
                                                                             ---------                              ---------
Net asset value, offering price and redemption price
     per share...................................                               $15.10                                 $15.10
                                                                                ======                                 ======
Investments in securities, at identified cost....                          $48,999,671                            $48,999,671
                                                                           ===========                            ===========

NASL SERIES TRUST - REAL ESTATE SECURITIES TRUST
MANULIFE SERIES FUND- REAL ESTATE SECURITIES FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                                                      NASL
                                                                                                   REAL ESTATE
                                                                   MSF                             SECURITIES
                                                               REAL ESTATE                            TRUST
                                                               SECURITIES          PRO FORMA         PRO FORMA
                                                                  FUND            ADJUSTMENTS        COMBINED
                                                           --------------      -------------      --------------
Investment Income:

     Interest....................................          $      277,831                         $      277,831
     Dividends...................................               2,320,479                              2,320,479
                                                           --------------                         --------------
        Total income.............................               2,598,310                              2,598,310
                                                           --------------                         --------------

Expenses:

     Investment adviser fee......................                 232,449      $      92,980(B)          325,429
     Custodian fee...............................                   -----             31,635(B)           31,635
     Audit and legal fees........................                   -----              9,571(B)            9,571
     Trustees fees and expenses..................                   -----              2,331(B)            2,331
     Registration and filing fees................                   -----              1,781(B)            1,781
     Miscellaneous...............................                   -----              1,172(B)            1,172
                                                           --------------      -------------      --------------
     Expenses before reimbursement
       by adviser................................                 232,449            139,470             371,919
                                                           --------------      -------------      --------------


     Reimbursement of expenses by adviser........                   -----            139,470(C)          139,470
                                                           --------------      -------------      --------------
        Net expenses.............................                 232,449                                232,449
                                                           --------------                         --------------
        Net investment income....................               2,365,861                              2,365,861
                                                           --------------                         --------------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions...................               1,242,307                              1,242,307

Change in unrealized appreciation (depreciation)
       on investments............................               3,176,323                              3,176,323

     Net gain on investments.....................               4,418,630                              4,418,630
                                                           --------------                         --------------
        Net increase in net assets resulting
          from operations........................          $    6,784,491                         $    6,784,491
                                                           ==============                         ==============

NASL SERIES TRUST - CAPITAL GROWTH BOND TRUST
MANULIFE SERIES FUND - CAPITAL GROWTH BOND FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                      NASL
                                                               MSF                               Capital Growth
                                                             Capital                                Bond Trust
                                                              Growth            Pro Forma           Pro Forma
                                                            Bond Fund           Adjustments          Combined
                                                           --------------      -------------      --------------
ASSETS

Investments in securities, at value..............          $   41,984,131                          $  41,984,131
Cash.............................................                   7,291                                  7,291
Receivables:
     Interest....................................                 720,600                                720,600
                                                           --------------                         --------------
         Total assets............................              42,712,022                             42,712,022
                                                           --------------                         --------------
LIABILITIES

Payables:
     Investment adviser..........................                   18,236                                 18,236
                                                             -------------                        ---------------
         Total liabilities.......................                   18,236                                 18,236
                                                             -------------                        ---------------
NET ASSETS.......................................               42,693,786                             42,693,786
                                                             =============                        ===============
Net assets consist of:
     Accumulated undistributed net investment income..              $1,597                                 $1,597
     Accumulated undistributed net realized loss
       on investments............................               (1,060,038)                            (1,060,038)
     Unrealized appreciation on investments......                2,012,690                              2,012,690
     Capital shares..............................                    -----             37,794 (A)          37,794
     Additional paid-in capital..................               41,739,537            (37,794)(A)      41,701,743
                                                             -------------     --------------     ---------------
         Net assets..............................              $42,693,786                            $42,693,786
                                                             =============                        ===============
Capital shares outstanding.......................                3,779,382                              3,779,382

Net asset value, offering price and redemption price         -------------                        ---------------
     per share...................................                   $11.30                                 $11.30
                                                                    ------                                 ------
Investments in securities, at identified cost....              $39,971,441                            $39,971,441
                                                             =============                        ===============

NASL SERIES TRUST - CAPITAL GROWTH BOND TRUST
MANULIFE SERIES FUND - CAPITAL GROWTH BOND FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------

                                                                                                                NASL
                                                                                                               Capital
                                                                           MSF                               Growth Bond
                                                                         Capital                                Trust
                                                                         Growth            Pro Forma          Pro Forma
                                                                        Bond Fund         Adjustments          Combined
                                                                     --------------      -------------      --------------
Investment Income:

     Interest....................................                    $    2,739,692                         $    2,739,692
                                                                     --------------                         --------------
        Total income.............................                         2,739,692                              2,739,692
Expenses:                                                            --------------                        ---------------

     Investment adviser fee......................                           198,316     $       59,495(B)          257,811
     Custodian fee...............................                             -----             26,990(B)           26,990
     Audit and legal fees........................                             -----              8,166(B)            8,166
     Trustees fees and expenses..................                             -----              1,989(B)            1,989
     Registration and filing fees................                             -----              1,520(B)            1,520
     Miscellaneous...............................                             -----              1,000(B)            1,000
     Expenses before reimbursement                                  ---------------     --------------     ---------------

       by adviser................................                           198,316             99,160             297,476
                                                                    ---------------     --------------     ---------------
Reimbursement of expenses by adviser........                                  -----             99,160(C)           99,160
                                                                     --------------      -------------      --------------
                                                                            198,316                                198,316
        Net expenses.............................                   ---------------                        ---------------

        Net investment income....................                         2,541,376                              2,541,376
                                                                    ---------------                        ---------------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions...................                           677,362                                677,362
     Change in unrealized appreciation
       on investments............................                         4,016,399                              4,016,399

     Net gain on investments.....................                         4,693,761                              4,693,761
                                                                    ---------------                        ---------------
        Net increase in net assets resulting
          from operations........................                   $     7,235,137                        $     7,235,137
                                                                    ===============                        ===============

NASL SERIES TRUST - INTERNATIONAL STOCK TRUST
MANULIFE SERIES FUND - INTERNATIONAL FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                                                NASL
                                                                                                            International
                                                                          MSF                                Stock Trust
                                                                     International        Pro Forma           Pro Forma
                                                                          Fund            Adjustments          Combined
                                                                     --------------      -------------      --------------
ASSETS

Investments in securities, at value..............                    $   18,439,089                         $   18,439,089
Cash.............................................                            28,184                                 28,184
Foreign currency (cost: $546,598)................                           547,004                                547,004

Receivables:

     Investments sold............................                            53,729                                 53,729
     Interest....................................                            50,507                                 50,507
     Foreign tax withholding reclaim.............                            15,074                                 15,074
                                                                     --------------                         --------------

         Total assets............................                        19,133,587                             19,133,587
                                                                     --------------                         --------------
LIABILITIES

Payables:

     Investments purchased.......................                            57,668                                 57,668
     Investment adviser..........................                            21,260                                 21,260
     Dividend and interest withholding tax.......                             7,121                                  7,121
                                                                     --------------                         --------------
         Total liabilities.......................                            86,049                                 86,049
                                                                     --------------                         --------------
NET ASSETS.......................................                        19,047,538                             19,047,538
                                                                     ==============                         ==============
Net assets consist of:
     Accumulated undistributed net investment income..               $        2,767                         $        2,767
     Accumulated undistributed net realized loss
       on investments............................                           (56,366)                               (56,366)
     Unrealized appreciation (depreciation) on:
       Investments...............................                         1,170,074                              1,170,074
       Foreign currency and forward foreign currency contracts..                406                                    406
     Capital Shares .............................                             -----             17,855 (A)          17,855
     Additional paid-in capital..................                        17,930,657            (17,855)(A)       17,912,802
                                                                     --------------      -------------      ---------------
         Net assets..............................                    $   19,047,538                         $    19,047,538
                                                                     ==============                         ===============
Capital shares outstanding.......................                         1,785,480                               1,785,480
                                                                     --------------                         ---------------
Net asset value, offering price and redemption price
     per share...................................                    $        10.67                         $         10.67
                                                                     --------------                         ---------------
Investments in securities, at identified cost....                    $   17,269,015                         $    17,269,015
                                                                     ==============                         ===============

NASL SERIES TRUST - INTERNATIONAL STOCK TRUST
MANULIFE SERIES FUND - INTERNATIONAL FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------

                                                                                                                  NASL
                                                                                                             International
                                                                           MSF                                Stock Trust
                                                                     International        Pro Forma            Pro Forma
                                                                          Fund            Adjustments          Combined
                                                                     --------------      -------------      ---------------
Investment Income:
     Interest....................................                   $       143,986                         $       143,986
     Dividends (Net of $41,289 withholding tax)..                           331,975                                 331,975
                                                                    ---------------                         ---------------
        Total income.............................                           475,961                                 475,961
                                                                     --------------                         ---------------
Expenses:
     Investment adviser fee......................                           154,896      $      36,446 (B)          191,342
     Custodian fee...............................                             -----             31,941 (B)           31,941
     Audit and legal fees........................                             -----              2,865 (B)            2,865
     Trustees fees and expenses..................                             -----                653 (B)              653
     Registration and filing fees................                             -----                586 (B)              586
     Miscellaneous...............................                             -----                400 (B)              400
     General expenses............................                            91,115            (91,115)(B)             ----
                                                                     --------------      -------------       ---------------
        Total expenses...........................                           246,011            (18,224)              227,787
                                                                     --------------      -------------       ---------------
        Net investment income....................                           229,950             18,224               248,174
                                                                     --------------      -------------       ---------------
Realized and unrealized gain (loss) on
  investments and foreign currency:

     Net realized gain (loss) on:
       Investment transactions...................                           239,190                                  239,190
       Foreign currency and forward foreign
         currency contracts......................                           (68,901)                                 (68,901)
     Change in unrealized appreciation (depreciation) on:
       Investment transactions...................                         1,358,135                                1,358,135
       Translation of foreign currency and forward foreign
         currency contracts......................                             2,542                                    2,542
     Net gain on investments and foreign currency..                       1,530,966                                1,530,966
                                                                     --------------                          ---------------
        Net increase in net assets resulting
          from operations........................                    $    1,760,916      $      18,224       $     1,779,140
                                                                     ==============      =============       ===============

NASL SERIES TRUST - EMERGING GROWTH TRUST
MANULIFE SERIES FUND - EMERGING GROWTH EQUITY FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                                                NASL
                                                                         MSF                                  Emerging
                                                                       Emerging                              Growth Trust
                                                                       Growth              Pro Forma           Pro Forma
                                                                       Equity Fund         Adjustments         Combined
                                                                     --------------      -------------       ---------------
ASSETS

Investments in securities, at value..............                    $  161,858,889                          $   161,858,889
Cash.............................................                            10,003                                   10,003
Receivables:
     Investments sold............................                         5,632,745                                5,632,745
     Interest....................................                             2,580                                    2,580
                                                                     --------------                          ---------------
     Total assets............................                           167,504,217                              167,504,217
                                                                     --------------                          ---------------
LIABILITIES

Payables:
     Investments purchased.......................                         5,011,143                                5,011,143
     Investment adviser..........................                            66,607                                   66,607
                                                                     --------------                             ------------
         Total liabilities.......................                         5,077,750                                5,077,750
                                                                     --------------                          ---------------
NET ASSETS.......................................                    $  162,426,467                          $   162,426,467
                                                                     ==============                          ===============
Net assets consist of:
     Accumulated undistributed net investment income                 $      206,266                          $       206,266
     Accumulated undistributed net realized gain
       on investments............................                        18,139,742                               18,139,742
     Unrealized appreciation (depreciation) on investments               12,672,661                               12,672,661
     Capital shares..............................                             -----             70,307 (A)            70,307
     Additional paid-in capital..................                       131,407,798            (70,307)(A)       131,337,491
                                                                     --------------      -------------       ---------------
         Net assets..............................                    $  162,426,467                          $   162,426,467
                                                                     ==============                          ===============

Capital shares outstanding.......................                         7,030,732                                7,030,732
                                                                     --------------                          ---------------
Net asset value, offering price and redemption price
     per share...................................                    $        23.10                          $         23.10
                                                                     --------------                          ---------------

Investments in securities, at identified cost....                    $  149,186,228                          $   149,186,228
                                                                     ==============                          ===============

NASL SERIES TRUST - EMERGING GROWTH TRUST
MANULIFE SERIES FUND - EMERGING GROWTH EQUITY FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------

                                                                                                                NASL
                                                                         MSF                                  EMERGING
                                                                       EMERGING                              GROWTH TRUST
                                                                       GROWTH              PRO FORMA           PRO FORMA
                                                                       EQUITY FUND         ADJUSTMENTS         COMBINED
                                                                     --------------      -------------       -------------
Investment Income:

     Interest....................................                          $826,889                               $826,889
     Dividends...................................                            23,376                                 23,376
                                                                     ---------------                        --------------
        Total income.............................                            850,265                               850,265
Expenses:                                                            ---------------                        --------------

     Investment adviser fee......................                            643,999     $     708,399 (B)       1,352,398
     Custodian fee...............................                                 --            87,645 (B)          87,645
     Audit and legal fees........................                                 --            26,517 (B)          26,517
     Trustees fees and expenses..................                                 --             6,457 (B)           6,457
     Registration and filing fees................                                 --             4,935 (B)           4,935
     Miscellaneous...............................                                 --             3,246 (B)           3,246
                                                                     ---------------     --------------     ---------------
        Total expenses...........................                            643,999            837,199           1,481,198
                                                                     ---------------     --------------     ---------------

        Net investment income                                                206,266           (837,199)           (630,933)
                                                                     ---------------     --------------     ---------------

Realized and unrealized gain (loss) on investments:
        Net realized gain on
         investment transactions.................                         18,252,359                             18,252,359
        Change in unrealized appreciation (depreciation)
         on investments                                                   12,756,627                             12,756,627

        Net gain on investments                                           31,008,986                             31,008,986
                                                                     ---------------                        ---------------
                Net increase in net assets resulting
                 from operations                                     $    31,215,252          ($837,199)    $     30,378,053
                                                                     ===============     ==============     ================

NASL SERIES TRUST - BALANCED TRUST
MANULIFE SERIES FUND - BALANCED ASSETS FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1995 (UNAUDITED)
-------------------------------------------------------------------------------

                                                                                                                  NASL
                                                                           MSF                                  BALANCED
                                                                         BALANCED                                TRUST
                                                                          ASSETS            PRO FORMA          PRO FORMA
                                                                           FUND            ADJUSTMENTS          COMBINED
                                                                     ---------------     --------------     ---------------
ASSETS

Investments in securities, at value..............                    $   109,759,871                        $   109,759,871
Cash.............................................                              4,854                                  4,854
Receivables:
     Investments sold............................                            179,942                                179,942
     Interest....................................                            958,446                                958,446
                                                                     ---------------                        ---------------
         Total assets............................                        110,903,113                            110,903,113
                                                                     ---------------                        ---------------

LIABILITIES

Payables:
     Investments purchased.......................                             96,106                                 96,106
     Investment adviser..........................                             46,268                                 46,268
                                                                     ---------------                        ---------------
         Total liabilities.......................                            142,374                                142,374
                                                                     ---------------                        ---------------

NET ASSETS.......................................                    $   110,760,739                        $   110,760,739
                                                                     ===============                        ===============
Net assets consist of:
     Accumulated undistributed net investment income                 $     3,268,747                        $     3,268,747
     Accumulated undistributed net realized gain
       on investments............................                          1,682,448                              1,682,448
     Unrealized appreciation (depreciation) on investments                11,474,136                             11,474,136
     Capital shares..............................                                 --             64,572 (A)           64,572
     Additional paid-in capital..................                         94,335,408            (64,572)(A)       94,270,836
                                                                     ---------------     --------------     ----------------
         Net assets..............................                    $   110,760,739                        $    110,760,739
                                                                     ===============                        ================

Capital shares outstanding.......................                          6,457,180                               6,457,180
                                                                     ---------------                        ----------------
Net asset value, offering price and redemption price
     per share...................................                    $         17.15                        $          17.15
                                                                     ---------------                        ----------------

Investments in securities, at identified cost....                    $    98,285,735                        $     98,285,735
                                                                     ===============                        ================

NASL SERIES TRUST - BALANCED TRUST
MANULIFE SERIES FUND - BALANCED ASSETS FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS - (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------

                                                                                                                  NASL
                                                                           MSF                                  BALANCED
                                                                         BALANCED                                TRUST
                                                                          ASSETS            PRO FORMA          PRO FORMA
                                                                           FUND            ADJUSTMENTS          COMBINED
                                                                     ---------------     --------------     ---------------
Investment Income:

     Interest....................................                    $     3,022,480                             $3,022,480
     Dividends...................................                            826,873                                826,873
                                                                     ---------------                        ---------------
        Total income.............................                          3,849,353                              3,849,353
                                                                     ---------------                        ---------------

Expenses:

     Investment adviser fee......................                            456,917           $274,150 (B)         731,067
     Custodian fee...............................                                 --            115,432 (B)         115,432
     Audit and legal fees........................                                 --             12,686 (B)          12,686
     Trustees fees and expenses..................                                 --              3,057 (B)           3,057
     Registration and filing fees................                                 --              3,535 (B)           3,535
     Miscellaneous...............................                                 --              2,365 (B)           2,365
                                                                     ---------------     --------------     ---------------
        Total expenses...........................                            456,917            411,225             868,142
                                                                     ---------------     --------------     ---------------
        Net investment income....................                          3,392,436           (411,225)          2,981,211
                                                                     ---------------     --------------     ---------------
Realized and unrealized gain (loss) on investments:
     Net realized gain on
       investment transactions...................                          2,741,674                              2,741,674
     Change in unrealized appreciation (depreciation)
       on investments............................                         14,094,035                             14,094,035

     Net gain on investments.....................                         16,835,709                             16,835,709
                                                                     ---------------                        ---------------
        Net increase in net assets resulting
          from operations........................                    $    20,228,145         ($411,225)     $    19,816,920
                                                                     ===============     =============      ===============

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
-------------------------------------------------------------------------------
1. SIGNIFICANT ACCOUNTING POLICIES. The policies described below are followed by the NASL Series Trust (the "Trust") in the preparation of the Pro Forma financial statements for the following eight portfolios: The Common Stock Trust ("Common Stock"), the Pacific Rim Emerging Markets Trust ("Pacific Rim Emerging Markets"), the Real Estate Securities Trust ("Real Estate Securities"), the Capital Growth Bond Trust ("Capital Growth Bond"), the International Stock Trust ("International Stock"), the Emerging Growth Trust ("Emerging Growth") and the Balanced Trust ("Balanced") in conformity with generally accepted accounting principles ("GAAP"). These statements have been derived from the books and records of each portfolio utilized in calculating daily net asset value at December 31, 1995.

SECURITY VALUATION. Short term instruments with remaining maturities of 60 days or less held by the other portfolios of the Trust are valued on an amortized cost basis or at original cost plus accrued interest, both of which approximate current market value. All other securities held by the Trust are valued at the last sale price as of the close of business on a principal securities exchange (domestic or foreign) or, lacking any sales, at the closing bid prices. Securities traded only in the over-the-counter market are valued at the last bid prices quoted by brokers making markets in the securities at the close of trading on the Exchange.

Trust securities for which there are no such quotations, principally debt securities, are valued on the basis of the valuation provided by a pricing service which utilizes both dealer-supplied and electronic data processing techniques. Other assets and securities for which no such quotations are readily available are valued at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

FOREIGN CURRENCY TRANSLATIONS. The accounting records of the Trust are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars on the following basis:

         (i) market value of securities, other assets and other liabilities at the current rate of exchange of such currencies against U.S. dollars;

         (ii) purchases and sales of securities, income and expenses at the rate of exchange quoted on the respective dates of such transactions.

Gains and losses that arise from changes in foreign exchange rates have been segregated from gains and losses that arise from changes in the market prices of investments. These gains and losses are included with gains and losses on foreign currency and forward foreign currency contracts in the Statements of Operations.

FORWARD FOREIGN CURRENCY CONTRACTS. All portfolios with the exception of Equity Index may purchase and sell forward foreign currency contracts in order to hedge a specific transaction or portfolio position.

The net U.S. dollar value of foreign currency underlying all contractual commitments held at the end of the period and the resulting net unrealized appreciation (depreciation) and related net receivable or payable amount are determined using forward foreign currency exchange rates supplied by a quotation service. The Trust could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

Net realized gains (losses) on foreign currency and forward foreign currency contracts shown in the Statements of Operations, include net gains or losses realized by a portfolio on contracts which have matured or which the portfolio has terminated by entering into an offsetting commitment with the same broker.

FUTURES. All portfolios may purchase and sell financial futures contracts and options on those contracts. The portfolios invest in contracts based on financial instruments such as U.S. Treasury bonds or notes or on securities indices such as the S&P 500 Index, in order to hedge against a decline in the value of securities owned by the portfolios.

When a portfolio sells a futures contract based on a financial instrument, the portfolio becomes obligated to deliver that kind of instrument at an agreed upon date for a specified price. The portfolio realizes a gain or loss depending on whether the price of an offsetting purchase is less or more than the price of the initial sale or on whether the price of an offsetting sale is more or less than the price of the initial purchase. The Trust could be exposed to risks if it could not close out futures positions because of an illiquid secondary market or the inability of counterparties to meet the terms of their contracts. Upon entering into futures contracts, the Trust is required to deposit with a broker an amount, initial margin, which represents 5% of the purchase price indicated in the futures contract.

Payments to and from the broker, known as variation margin, are required to be made on a daily basis as the price of the futures contract fluctuates, making the long or short positions in the contract more or less valuable. If the position is closed out by taking an opposite position prior to the settlement date of the futures contract, a final determination of variation margin is made, cash is required to be paid to or released by the broker, and the portfolio realizes a gain or loss.

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS -- CONTINUED
-------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

FORWARD COMMITMENTS. The portfolios of the Trust may purchase debt securities on a when issued or forward delivery basis, which means that the obligations will be delivered to the portfolios of the Trust at a future date, which may be a month or more after the date of commitment. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The value of the securities underlying a forward commitment to purchase securities, and the subsequent fluctuations in their value, is taken into account when determining the Trust's net asset value starting on the day the Trust agrees to purchase the securities.

SECURITIES LENDING. The Trust may lend securities in amounts up to 33 1/3% of its total non-cash assets to brokers, dealers and other financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, marked to market to the value of the loaned securities on a daily basis. The Trust may bear the risk of delay in recovery of, or even of rights in, the securities loaned should the borrower of the securities fail financially. Consequently, loans of portfolio securities will only be made to firms deemed by the subadvisers to be creditworthy. The Trust receives compensation for lending its securities either in the form of fees or by retaining a portion of interest on the investment of any cash received as collateral. Income generated from the investment of cash collateral is included as interest income in the Statement of Operations. All collateral received will be in an amount equal to at least 100% of the market value of the loaned securities and must be maintained at that level during the period of the loan. During the loan period, the fund continues to retain rights of ownership, including dividends and interest of the loaned securities.

MORTGAGE DOLLAR ROLLS. All portfolios may enter into mortgage dollar rolls in which they sell mortgage securities for delivery in the current month and simultaneously contract to repurchase similar, but not identical, securities at the same price on an agreed upon date. The Trusts receive compensation as consideration for entering into the commitment to repurchase. The compensation is recorded as deferred income and amortized to income over the roll period. As the holder, the counterparty receives all principal and interest payments, including prepayments, made with respect to the similar security. Mortgage dollar rolls may be renewed with a new sale and repurchase price with a cash settlement made at renewal without physical delivery of the securities subject to the contract.

FEDERAL INCOME TAXES. The Trust's policy is to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required. Each portfolio of the Trust is treated as a separate taxpayer for federal income tax purposes.

DISTRIBUTION OF INCOME AND GAINS. During any particular year, net realized gains from investment transactions of each portfolio, in excess of available capital loss carryforwards of each portfolio would be taxable to such portfolio if not distributed. Therefore, each portfolio of the Trust intends to distribute all of its investment company taxable income and any net realized capital gains in order to avoid federal income tax. Each portfolio of the Trust is exempt from federal excise tax. Net investment income is reported in the accompanying statements under GAAP. The Trust's distributions are based on income amounts determined in accordance with federal income tax regulations. Overdistributions of net investment income as determined in accordance with GAAP have been presented in the financial statements as distributions in excess of net investment income. Net investment income and net realized gains differ for financial statement and tax purposes due to distributions in accordance with income tax regulations which may differ from GAAP: marking-to-market of certain financial instruments, the deferral of certain losses for tax purposes and the treatment of currency gains or losses. As a result, the character of distributions made during the year from net investment income may differ from its ultimate characterization for tax purposes.

EXPENSE ALLOCATION. Expenses not directly attributable to a particular portfolio are allocated based on the relative share of net assets of each portfolio for the time during which the expense was incurred.

REPURCHASE AGREEMENTS. Each portfolio of the Trust may enter into repurchase agreements. When a portfolio enters into a repurchase agreement through its custodian, it receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value is 102% of the repurchase amount. Each portfolio will take constructive receipt of all securities underlying the repurchase agreements it has entered into until such agreements expire. If the seller defaults, a portfolio would suffer a loss to the extent that proceeds from the sale of underlying securities were less than the repurchase amount.

NASL SERIES TRUST/MANULIFE SERIES FUND, INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS -- CONTINUED
-------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

CAPITAL ACCOUNTS. The Trust reports the accumulated undistributed net investment income (loss) and accumulated undistributed net realized gain (loss) accounts on a basis approximating amounts available for future tax distributions (or to offset future taxable realized gains when a capital loss carryforward is available). Accordingly, each portfolio of the Trust may periodically make reclassifications among certain capital accounts without impacting the net asset value.

OTHER. Investment security transactions are accounted for on a trade date plus one basis. Interest income is accrued as earned. Dividend income and distributions to shareholders are recorded on the ex-dividend date. All original issue discounts are accreted for financial and tax reporting purposes. The Trust uses the First In, First Out method for determining realized gain or loss on investments for both financial and federal income tax reporting purposes. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities. Actual results may differ from these estimates.

2. PRO FORMA ADJUSTMENTS.

(A) Adjustment to reflect amount allocated to capital shares ($0.01 par value) for shares issued in reorganization.
(B) Adjustment to reflect change in investment advisory fee and other expenses due to reorganization, calculated based upon average net assets and allocated based upon budgeted spending amounts.
(C) Adjustment to reflect the advisor's voluntary fee waiver limiting total fund operating expenses to .50% of average net assets.

                                NASL SERIES TRUST

                                     PART C

                                OTHER INFORMATION

Item 15. Indemnification.

      The response to this item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 34, filed October 4, 1996 ("Post-Effective Amendment No. 34"), to the Registrant's Registration Statement on Form N-1A, filed November 5, 1984, Registration Nos. 2-94157 and 811-4146 (the "Registration Statement").

Item 16.   Exhibits.

  Exhibit
  Number                                                 Description
  -------                                                -----------

     1           Registrant's Agreement and Declaration of Trust dated September 29, 1988 is incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 31 to the Registration Statement, filed February 28,
                    1996.

     2           Registrant's By-Laws are incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 7 to the Registration Statement, filed October 31, 1988 ("Post-Effective Amendment No. 7").

     3           Inapplicable.

     4           Agreement and Plan of Reorganization between Registrant and Manulife Series Fund, Inc. (filed herewith as Exhibit A to the Prospectus/Proxy Statement).

   5(a)          Registrant's Specimen Share Certificate for the Money Market Trust is incorporated by reference to
                    Exhibit 4(c) to Post-Effective Amendment No. 7.

   5(b)          Registrant's Specimen Share Certificate for the International Stock Trust is incorporated by reference to
                    Exhibit 4(u) to Post-Effective Amendment No. 34.

   5(c)          Registrant's Specimen Share Certificate for the Emerging Growth Trust is incorporated by reference to
                   Exhibit 4(r) to Post-Effective Amendment No. 34.

   5(d)          Registrant's Specimen Share Certificate for the Balanced Trust is incorporated by reference to Exhibit
                   4(bb) to Post-Effective Amendment No. 34.

   5(e)          Registrant's Specimen Share Certificate for the Common Stock Trust is incorporated by reference to
                   Exhibit 4(x) to Post-Effective Amendment No. 34.

   5(f)          Registrant's Specimen Share Certificate for the Pacific Rim Emerging Markets Trust is incorporated by reference to Exhibit 4(t) to Post-Effective Amendment No. 34.

   5(g)          Registrant's Specimen Share Certificate for the Real Estate Securities Trust is incorporated by reference to Exhibit 4(y) to Post-Effective Amendment No. 34.

   5(h)          Registrant's Specimen Share Certificate for the Capital Growth Bond Trust is incorporated by reference to
                   Exhibit 4(dd) to Post-Effective Amendment No. 34.

   5(i)          Registrant's Share Certificate for the Equity Index Trust is incorporated by reference to Exhibit 4(aa)
                   to Post-Effective Amendment No. 34.

   6(a)          Advisory Agreement between Registrant and NASL Financial Services, Inc. is incorporated by reference to
                   Exhibit (5)(a)(1) to Post-Effective Amendment No. 30, filed December 14, 1995 ("Post-Effective
                   Amendment No. 30").

   6(b)          Form of Amendment to Advisory Agreement between Registrant and NASL Financial Services, Inc.
                   adding Emerging Growth Trust, Pacific Rim Emerging Markets Trust, International Stock Trust,
                      Common Stock Trust, Real Estate Securities Trust, Equity Index Trust, Balanced Trust, and Capital

  Exhibit
  Number                                                 Description
  -------                                                -----------

                 Growth Bond Trust is incorporated by reference to Exhibit (5)(a)(4) to Post-Effective Amendment No.
                   34.

   6(c)          Form of Subadvisory Agreement between NASL Financial Services, Inc. and Founders Asset Management,
                   Inc. is incorporated by reference to Exhibit (5)(b)(xii) to Post-Effective Amendment No. 30.

   6(d)          Form of Amendment to Subadvisory Agreement between NASL Financial Services, Inc. and Founders Asset
                   Management, Inc. adding the Balanced Trust is incorporated by reference to Exhibit (5)(b)(xii) to
                   Post-Effective Amendment No. 34.

   6(e)          Form of Subadvisory Agreement between NASL Financial Services, Inc. and Rowe Price-Fleming International,
                   Inc. adding the International Stock Trust is incorporated by reference to Exhibit (5)(b)(xiv) to
                   Post-Effective Amendment No. 34.

   6(f)          Form of Subadvisory Agreement between NASL Financial Services, Inc. and Warburg, Pincus Counsellors, Inc.
                   adding the Emerging Growth Trust is incorporated by reference to Exhibit (5)(b)(xvii) to
                   Post-Effective Amendment No. 34.

   6(g)          Subadvisory Agreement between NASL Financial Services, Inc. and Manufacturers Adviser Corporation
                   providing for the Money Market Trust is incorporated by reference to Exhibit 5(b)(xviii) to
                   Post-Effective Amendment No. 34.

   6(h)          Form of Amendment to Subadvisory Agreement between NASL Financial Services, Inc. and Manufacturers
                   Adviser Corporation adding the Pacific Rim Emerging Markets Trust, Common Stock Trust, Real Estate
                   Securities Trust, Equity Index Trust and Capital Growth Bond Trust is incorporated by reference to
                   Exhibit (5)(b)(xix) to Post-Effective Amendment No. 34.

     7           Inapplicable.

     8           Inapplicable.

     9           Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 6 filed on March 14, 1988.

    10           Inapplicable.

    11           Opinion of the law department of The Manufacturers Life Insurance Company regarding legality of issuance of shares and other matters (filed herewith).

    12           Opinion of Simpson Thacher & Bartlett on tax matters (filed herewith).

    13           Inapplicable.

   14(a)         Consent of Coopers & Lybrand L.L.P., Independent Accountants (filed herewith).

   14(b)         Consent of Ernst & Young LLP, Independent Auditors (filed herewith).

   14(c)         Consent of Simpson Thacher & Bartlett (included in Exhibit 12 hereto).

    15           Inapplicable.

    16           Power of Attorney for Messrs. Don B. Allen, Charles L. Bardelis, Samuel Hoar, Brian L. Moore and
                   Robert J. Myers (filed herewith).

    17           Copy of Registrant's Declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940
                   (filed herewith).

Item 17.                              Undertakings.

   (a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Boston and State of Massachusetts, on the 4th day of October, 1996.

NASL Series Trust


By: /s/ John D. DesPrez III
---------------------------
John D. DesPrez III

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 4th day of October, 1996.

          Signature                                 Title
          ---------                                 -----
*
----------------------------------
Don B. Allen                                        Trustee

*
----------------------------------
Charles L. Bardelis                                 Trustee

*
----------------------------------
Samuel Hoar                                         Trustee

*
----------------------------------
Brian L. Moore                                      Chairman of the Board of
                                                     Trustees
*
----------------------------------
Robert J. Myers                                     Trustee


/s/ John D. DesPrez III
----------------------------------
John D. DesPrez III                                 President (Chief Executive
                                                     Officer)

**
----------------------------------
Richard C. Hirtle                                   Vice President and Treasurer
                                                     (Chief Financial Officer)


* /s/ James D. Gallagher
----------------------------------
James D. Gallagher, pursuant to
 a power of attorney filed herewith


** /s/ James D. Gallagher
----------------------------------
James D. Gallagher pursuant to
 a power of attorney filed as
 Exhibit 17(d) to post-effective
 amendment no. 27 to NASL Series
 Trust registration statement on
 Form N-1A filed 10/20/94.

                               NASL SERIES TRUST

                                INDEX TO EXHIBITS

                                                                                         Sequentially
Exhibit                                                                                     Numbered
Number             Description of Exhibit                                                    Page
------------------------------------------------------------------------------------------------------
4                  Agreement and Plan of Reorganization between Registrant and
                   Manulife Series Funds, Inc. (filed herewith as Exhibit A to the Prospectus/Proxy Statement).

11                 Opinion of the law department of The Manufacturers Life Insurance
                   Company regarding legality of issuance of shares and other matters.

12                 Opinion of Simpson Thacher & Bartlett on tax matters.

14(a)              Consent of Coopers & Lybrand L.L.P., Independent Accountants.

14(b)              Consent of Ernst & Young LLP, Independent Auditors.

16                 Power of Attorney for Messrs. Don B. Allen, Charles L.
                   Bardelis, Samuel Hoar, Brian L. Moore and Robert J. Myers.

17 Copy of Registrant's Declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940.